


NOTICES OF SPECIAL MEETINGS

and

NOTICE OF ORIGINATING APPLICATION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

JOINT MANAGEMENT INFORMATION CIRCULAR

FOR SPECIAL MEETINGS OF THE SHAREHOLDERS OF ANGLE ENERGY INC., THE DEBENTUREHOLDERS OF ANGLE ENERGY INC. AND THE SHAREHOLDERS OF BELLATRIX EXPLORATION LTD.

EACH TO BE HELD DECEMBER 10, 2013

with respect to a proposed

PLAN OF ARRANGEMENT

involving

ANGLE ENERGY INC.

and

BELLATRIX EXPLORATION LTD.

November 8, 2013

These materials are important and require your immediate attention. Please carefully read this joint management information circular, including its appendices and the documents incorporated by reference herein, as they contain detailed information related to, among other things, the proposed plan of arrangement that will be voted upon at the special meetings. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor.

TABLE OF CONTENTS

LETTER TO ANGLE SECURITYHOLDERS iv

LETTER TO BELLATRIX SHAREHOLDERS..viii

NOTICE OF SPECIAL MEETING OF ANGLE SHAREHOLDERS............................xi

NOTICE OF SPECIAL MEETING OF ANGLE DEBENTUREHOLDERS................xiii

NOTICE OF SPECIAL MEETING OF BELLATRIX SHAREHOLDERS.................xvi

NOTICE OF ORIGINATING APPLICATION xviii

GLOSSARY OF TERMS 1

CONVENTIONS 10

ABBREVIATIONS AND EQUIVALENCIES 10

CONVERSIONS..10

JOINT MANAGEMENT INFORMATION CIRCULAR 11

FORWARD-LOOKING STATEMENTS.......13

INFORMATION FOR BENEFICIAL HOLDERS 16

SUMMARY 17

THE ARRANGEMENT 32

Background to the Arrangement 32

Attributes of the Combined Company...........34

Anticipated Benefits of the Arrangement 35

Reasons for the Arrangement.......................35

Angle Fairness Opinion................................38

Recommendation of the Angle Board 38

Bellatrix Fairness Opinions 39

Recommendation of the Bellatrix Board 40

EFFECT OF THE ARRANGEMENT.............40

The Arrangement 40

Making an Election Regarding the Consideration to be Received 41

Pro-Ration Provisions...................................42

Fractional Shares...42

Effect on Angle Debentures if Angle Debentureholder Approval is Obtained.........42

Effect on Angle Debentures if Angle Debentureholder Approval is Not Obtained ..43

Effect of the Arrangement on Angle Options and Angle RSUs...43

Details of the Arrangement............................44

The Arrangement Agreement.........................45

Angle Support Agreements.............................48

Bellatrix Support Agreements.........................48

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE...............................48

Procedural Steps...48

Securityholder Approvals 49

Court Approval 50

Regulatory Approvals.....................................51

Securities Law Matters 52

Procedure for Exchange of Angle Security Certificates..54

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT 56

LEGAL DEVELOPMENTS.............................59

DISSENT RIGHTS...59

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 61

TAX CONSIDERATIONS IN OTHER JURISDICTIONS 69

TIMING..69

EXPENSES OF THE ARRANGEMENT...........69

PRO FORMA INFORMATION OF BELLATRIX AFTER GIVING EFFECT TO THE ARRANGEMENT 69

INTERESTS OF EXPERTS.............................76

INFORMATION CONCERNING ANGLE ENERGY INC...77

INFORMATION CONCERNING BELLATRIX EXPLORATION LTD.......................................77

MATTERS TO BE CONSIDERED AT THE ANGLE MEETINGS..77

MATTERS TO BE CONSIDERED AT THE BELLATRIX MEETING 78

GENERAL PROXY MATTERS - ANGLE 79

GENERAL PROXY MATTERS - BELLATRIX 82

QUESTIONS AND OTHER ASSISTANCE 83

APPENDICES

APPENDIX A – Angle Shareholder Arrangement Resolution

APPENDIX B – Angle Debentureholder Arrangement Resolution

APPENDIX C – Bellatrix Share Issuance Resolution

APPENDIX D – Arrangement Agreement

APPENDIX E – Interim Order

APPENDIX F – Section 191 of the *Business Corporation Act* (Alberta)

APPENDIX G – Angle Fairness Opinion

APPENDIX H – Bellatrix Fairness Opinions

APPENDIX I – Pro Forma Consolidated Financial Statements of Bellatrix Exploration Ltd.

APPENDIX J – Information Concerning Angle Energy Inc.

APPENDIX K – Information Concerning Bellatrix Exploration Ltd

ANGLE ENERGY INC.

November 8, 2013

Dear Angle Shareholders and Debentureholders:

You are invited to attend special meetings (the "**Angle Shareholder Meeting**" and the "**Angle Debentureholder Meeting**", respectively, and together, the "**Angle Meetings**") of holders ("**Angle Shareholders**") of common shares ("**Angle Shares**") in the capital of Angle Energy Inc. ("**Angle**") and holders ("**Angle Debentureholders**" and together with Angle Shareholders, "**Angle Securityholders**") of 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 ("**Angle Debentures**"). The Angle Shareholder Meeting will be held in the President's Room at The Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, Canada at 9:00 a.m. (Calgary time) on December 10, 2013 and the Angle Debentureholder Meeting will be held in the President's Room at The Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, Canada at 10:00 a.m. (Calgary time) on December 10, 2013. At the Angle Meetings, Angle Securityholders will be asked to consider and vote upon a proposed plan of arrangement (the "**Arrangement**") involving Angle, Angle Securityholders, Angle Resources Inc. ("**ARI**"), Angle Energy Partnership ("**AEP**") and Bellatrix Exploration Ltd. ("**Bellatrix**"). **If you cannot attend the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be, please complete the enclosed applicable form of proxy and submit it as soon as possible.**

Angle and Bellatrix agreed to combine their respective businesses and entered into an arrangement agreement (the "**Arrangement Agreement**") dated October 15, 2013, which was unanimously approved by the respective boards of directors of Angle and Bellatrix (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where the Arrangement Agreement was approved). The Arrangement Agreement provides for, among other things, the acquisition of all of the issued and outstanding Angle Shares and Angle Debentures by Bellatrix. Pursuant to the Arrangement, holders of Angle Shares (including Angle Shares issued upon the exercise of outstanding stock options to acquire Angle Shares and Angle Shares issued upon the exercise of outstanding restricted share units) may elect, subject to certain pro-ration provisions described below and in the accompanying joint management information circular, to receive either:

(a)   0.4734 of a common share of Bellatrix ("**Bellatrix Share**") for each Angle Share (the "**Share Consideration**"); or

(b) $3.85 in cash for each Angle Share (the "**Cash Consideration**").

Angle Shareholders who do not deposit with Computershare Investor Services Inc. (the "**Depositary**") a duly completed Letter of Transmittal and Election Form together with the applicable certificate(s) representing Angle Shares prior to 5:00 p.m. (Calgary time) on December 9, 2013, or the business day immediately prior to the date of the Angle Shareholder Meeting, if adjourned, will be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration.

In the event that Angle Shareholders elect (or are deemed to elect) to receive, with respect to all or a portion of their Angle Shares, in the aggregate, Cash Consideration that is more or less than $69,701,110 (the "**Aggregate Cash Consideration**"), a pro rata adjustment to the consideration elected to be received with respect to such Angle Shares will be made such that the aggregate amount of cash to be paid to the Angle Shareholders is equal to the Aggregate Cash Consideration. Accordingly, if holders of Angle Shares elect (or are deemed to elect), but for pro-rationing pursuant to the Plan of Arrangement, to receive Cash Consideration that in the aggregate is less than the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Share Consideration will instead receive the Cash Consideration for a portion of such Angle Shareholder's Angle Shares. If holders of Angle Shares elect (or are deemed to elect), but for pro-rationing pursuant to the Plan of Arrangement, to receive Cash Consideration that in the aggregate exceeds the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Cash Consideration will instead receive the Share Consideration for a portion of such Angle Shareholder's Angle Shares.

Pursuant to the Arrangement, holders of Angle Debentures (other than Angle Debentures held by holders who have validly exercised their rights of dissent) will receive, for each $1,000 principal amount of outstanding Angle Debenture, a cash payment equal to $1,040, plus all accrued but unpaid interest payable thereon up to (but excluding) the effective date of the Arrangement.

Following the completion of the Arrangement, it is anticipated that former Angle Shareholders will hold approximately 30,228,224 Bellatrix Shares, representing approximately 18% of the then issued and outstanding Bellatrix Shares and holders of Bellatrix Shares immediately prior to the completion of the Arrangement will hold approximately 140,312,841 Bellatrix Shares, representing approximately 82% of the then issued and outstanding Bellatrix Shares (based on the Angle Shares outstanding on November 7, 2013 and assuming no additional Bellatrix Shares are issued by Bellatrix prior to the effective date of the Arrangement, including pursuant to the over-allotment option granted to certain underwriters in connection with the previously announced Bellatrix public offering, no stock options are exercised for Angle Shares prior to the effective date of the Arrangement, 902,179 restricted share units are exercised for Angle Shares prior to the effective date of the Arrangement and no dissent rights are exercised).

Upon completion of the Arrangement, Bellatrix will continue to be led by its current executive team. Angle has the right to have one mutually acceptable member of its current board of directors be appointed as a director of Bellatrix effective upon completion of the Arrangement.

In order for the Arrangement to become effective:

(a)   the special resolution approving the Arrangement (the "**Angle Shareholder Arrangement Resolution**") must be approved by at least 66 ⅔% of the votes cast by Angle Shareholders present in person or by proxy at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("**MI 61-101**"); and

(b)   the resolution approving the Arrangement (the "**Angle Debentureholder Arrangement Resolution**") must be approved by Angle Debentureholders holding at least 66 ⅔% of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting and by Angle Debentureholders holding at least a majority of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101 (collectively, the "**Angle Debentureholders' Vote**").

The Bellatrix Shareholders are not required to approve the Arrangement itself. Rather, they will be required pursuant to the rules of the Toronto Stock Exchange to approve the issuance of the Bellatrix Shares to Angle Shareholders under the Arrangement by a simple majority.

Completion of the Arrangement is subject to, among other things, approval of the Angle Shareholder Arrangement Resolution by Angle Shareholders, approval of the issuance of the Bellatrix Shares to Angle Shareholders by Bellatrix Shareholders, approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals. Should the Angle Debentureholders' Vote not be attained, or should dissent rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding (and such condition is not waived by Bellatrix), the Angle Debentures will be excluded from the Arrangement and the Arrangement shall proceed without the acquisition of all of the issued and outstanding Angle Debentures by Bellatrix pursuant to the Arrangement.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about December 11, 2013.

On October 15, 2013, all directors and officers of Angle and certain shareholders of Angle, holding or exercising control over an aggregate of approximately 8.5% of the outstanding Angle Shares as of such date, entered into support agreements with Bellatrix pursuant to which they have agreed to vote in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution. On the same date, directors and officers of Bellatrix, holding or exercising control over an aggregate of approximately 2.2% of the outstanding Bellatrix Shares as of such date, entered into support agreements with Angle pursuant to which they have agreed to vote in favour of the issuance of Bellatrix Shares pursuant to the Arrangement.

Based upon, among other factors, a fairness opinion delivered by Angle's financial advisor, FirstEnergy Capital Corp., and a recommendation of the special committee of Angle, and after consulting with its legal advisors, the board of directors of Angle (the "Angle Board") has unanimously determined that the Arrangement is in the best interests of Angle, the Angle Shareholders and the Angle Debentureholders and the Arrangement is fair to Angle Shareholders and Angle Debentureholders, and unanimously recommends that Angle Shareholders and Angle Debentureholders vote in favour of the Arrangement.

The accompanying joint management information circular contains a detailed description of the Arrangement and the matters to be considered at the Angle Meetings and the meeting of the Bellatrix Shareholders, as well as detailed information regarding Angle and Bellatrix and certain pro forma and other information regarding Bellatrix after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and an investment in Bellatrix Shares and the potential consequences of an Angle Shareholder exchanging such holder's Angle Shares for Bellatrix Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. **If you are unable to attend the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be, in person, please complete and deliver the enclosed applicable form of proxy in order to ensure your representation at the Angle Shareholder Meeting or the Angle Debentureholder Meeting.**

To be represented at the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be, you must either attend such meeting in person or complete and sign the applicable enclosed form of proxy and forward it so as to reach or be deposited with Valiant Trust Company at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 Attention: Proxy Department or by fax at (403) 233-2857, no later than: (a) 9:00 a.m. (Calgary time) on December 6, 2013 (in the case of proxies for Angle Shareholders), (b) 10:00 a.m. (Calgary time) on December 6, 2013 (in the case of proxies for Angle Debentureholders) or, (c) if the Angle Shareholder Meeting or Angle Debentureholder Meeting is adjourned, forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjournment of such meeting. Angle Securityholders may alternatively use the internet site at www.valianttrust.com to transmit their voting instructions. Angle Securityholders should have their form of proxy in hand when they access the web site and will be prompted to enter their control number, which is located on the form of proxy. If Angle Securityholders vote by internet, their vote must be received not later than the proxy deadlines indicated above. If you are unable to attend the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be, we encourage you to complete the enclosed forms of proxy, as applicable, as soon as possible.

Angle Shareholders should also complete and submit the enclosed Letter of Transmittal and Election Form together with the certificates representing your Angle Shares (or if you are not a registered Angle Shareholder, instruct your broker or nominee to complete and submit the Letter of Transmittal and Election Form and your certificates on your behalf) to elect to receive cash or Bellatrix Shares, which election may be subject to pro-ration in the manner described above. Letters of Transmittal and Election Forms should be deposited with the Depositary, Computershare Investor Services Inc., at one of the addresses listed in the Letter of Transmittal and Election Form.

Angle Debentureholders should also complete and submit the enclosed letter of transmittal for Angle Debentureholders ("**Debentureholder Letter of Transmittal**") together with the certificates representing your Angle Debentures (or if you are not a registered Angle Debentureholder, instruct your broker or nominee to complete and submit the Debentureholder Letter of Transmittal and your certificates on your behalf) to receive cash. The Debentureholder Letters of Transmittal should be deposited with the Depositary, Computershare Investor Services Inc., at one of the addresses listed in the Debentureholder Letter of Transmittal.

If you are a non-registered holder of Angle Shares or Angle Debentures and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Angle Shares or Angle Debentures not being eligible to be voted at the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be.

On behalf of the Angle Board, I would like to express our gratitude for the support our shareholders and debentureholders have demonstrated with respect to our decision to move forward with the proposed Arrangement. We would also like to thank Angle employees for their hard work and their support for the proposed Arrangement. We look forward to seeing you at the Angle Meetings.

Yours very truly,

(signed) "*Gregg Fischbuch*"

Gregg Fischbuch
Chief Executive Officer
Angle Energy Inc.

BELLATRIX EXPLORATION LTD.

November 8, 2013

Dear Bellatrix Shareholders:

You are invited to attend a special meeting (the "**Bellatrix Meeting**") of holders ("**Bellatrix Shareholders**") of common shares ("**Bellatrix Shares**") in the capital of Bellatrix Exploration Ltd. ("**Bellatrix**") to be held in the Lecture Room, The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta, Canada at 11:00 a.m. (Calgary time) on December 10, 2013. At the Bellatrix Meeting, Bellatrix Shareholders will be asked to consider and vote upon an ordinary resolution to approve the issuance of Bellatrix Shares (the "**Bellatrix Share Issuance Resolution**") in connection with or as a result of a proposed plan of arrangement (the "**Arrangement**") involving Bellatrix, Angle Energy Inc. ("**Angle**"), holders ("**Angle Shareholders**") of common shares ("**Angle Shares**") in the capital of Angle, holders ("**Angle Debentureholders**") of 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 ("**Angle Debentures**"), Angle Resources Inc. ("**ARI**") and Angle Energy Partnership ("**AEP**"). **If you cannot attend the Bellatrix Meeting, please complete the enclosed form of proxy and submit it as soon as possible.**

Bellatrix and Angle agreed to combine their respective businesses and entered into an arrangement agreement (the "**Arrangement Agreement**") dated October 15, 2013, which was unanimously approved by the respective boards of directors of Bellatrix and Angle (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where the Arrangement Agreement was approved). The Arrangement Agreement provides for, among other things, the acquisition of all of the issued and outstanding Angle Shares and Angle Debentures by Bellatrix. Pursuant to the Arrangement, holders of Angle Shares (including Angle Shares issued upon the exercise of outstanding stock options to acquire Angle Shares and Angle Shares issued upon the exercise of outstanding restricted share units) may elect, subject to certain pro-ration provisions, to receive either:

(a) 0.4734 of a Bellatrix Share for each Angle Share (the "**Share Consideration**"); or

(b) $3.85 in cash for each Angle Share (the "**Cash Consideration**").

Angle Shareholders who do not deposit with the depositary for the Arrangement a duly completed Letter of Transmittal and Election Form together with the applicable certificate(s) representing Angle Shares prior to 5:00 p.m. (Calgary time) on December 9, 2013, or the business day immediately prior to the date of the Angle Shareholder Meeting, if adjourned, will be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration.

In the event that Angle Shareholders elect (or are deemed to elect) to receive, with respect to all or a portion of their Angle Shares, in the aggregate, Cash Consideration that is more or less than $69,701,110 (the "**Aggregate Cash Consideration**"), a pro rata adjustment to the consideration elected to be received with respect to such Angle Shares will be made such that the aggregate amount of cash to be paid to the Angle Shareholders is equal to the Aggregate Cash Consideration.

Pursuant to the Arrangement, holders of Angle Debentures (other than Angle Debentures held by holders who have validly exercised their rights of dissent) will receive, for each $1,000 principal amount of outstanding Angle Debenture, a cash payment equal to $1,040, plus all accrued but unpaid interest payable thereon up to (but excluding) the effective date of the Arrangement.

Following the completion of the Arrangement, it is anticipated that former Angle Shareholders will hold approximately 30,228,224 Bellatrix Shares, representing approximately 18% of the then issued and outstanding Bellatrix Shares and holders of Bellatrix Shares immediately prior to the completion of the Arrangement will hold approximately 140,312,841 Bellatrix Shares, representing approximately 82% of the then issued and outstanding Bellatrix Shares (based on the Angle Shares outstanding on November 7, 2013 and assuming no additional Bellatrix Shares are issued by Bellatrix prior to the effective date of the Arrangement, including pursuant to the over-allotment option granted to certain underwriters in connection with the previously announced Bellatrix public offering, no stock options are exercised for Angle Shares prior to the effective date of the Arrangement, 902,179 restricted share units are exercised for Angle Shares prior to the effective date of the Arrangement and no dissent rights are exercised).

Upon completion of the Arrangement, Bellatrix will continue to be led by its current executive team. Angle has the right to have one mutually acceptable member of its current board of directors be appointed as a director of Bellatrix effective upon completion of the Arrangement.

You are not required to approve the Arrangement itself. However, pursuant to the rules of the Toronto Stock Exchange, Bellatrix Shareholders are required to approve the Bellatrix Share Issuance Resolution by a simple majority. It is a condition to the completion of the Arrangement that the Bellatrix Share Issuance Resolution be approved at the Bellatrix Meeting.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about December 11, 2013.

On October 15, 2013, directors and officers of Bellatrix, holding or exercising control over an aggregate of approximately 2.2% of the outstanding Bellatrix Shares as of such date, entered into support agreements with Angle pursuant to which they have agreed to vote in favour of the Bellatrix Share Issuance Resolution. On the same date, all directors and officers of Angle and certain shareholders of Angle, holding or exercising control over an aggregate of approximately 8.5% of the outstanding Angle Shares as of such date, entered into support agreements with Bellatrix pursuant to which they have agreed to vote in favour of the resolutions approving the Arrangement.

Based upon, among other factors, fairness opinions delivered by Bellatrix's financial advisors, AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd., the board of directors of Bellatrix (the "Bellatrix Board") has unanimously (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where such matters were determined or approved) determined that the Arrangement is in the best interests of Bellatrix and the consideration to be paid by Bellatrix to Angle Shareholders under the Arrangement is fair to Bellatrix and unanimously (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where such matters were recommended) recommends that Bellatrix Shareholders vote in favour of the Bellatrix Share Issuance Resolution.

The accompanying Information Circular contains a detailed description of the Arrangement and the matters to be considered at the Bellatrix Meeting and the special meetings of the Angle Shareholders and Angle Debentureholders, as well as detailed information regarding Bellatrix and Angle and certain pro forma and other information regarding Bellatrix after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the other transactions described in the Information Circular. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. **If you are unable to attend the Bellatrix Meeting in person, please complete and deliver the enclosed applicable form of proxy in order to ensure your representation at the Bellatrix Meeting.**

To be represented at the Bellatrix Meeting, you must either attend the Bellatrix Meeting in person or complete and sign the applicable enclosed form of proxy and forward it so as to reach or be deposited with Computershare Trust Company of Canada (a) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (b) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (c) by facsimile, to (416) 263-9524 or 1-866-249-7775, no later than 11:00 a.m. (Calgary time) on December 6, 2013 or, if the Bellatrix Meeting is adjourned, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjournment of the Bellatrix Meeting. If you are unable to attend the Bellatrix Meeting, we encourage you to complete the enclosed forms of proxy, as applicable, as soon as possible.

If you are a non-registered holder of Bellatrix Shares and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form

provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Bellatrix Shares not being eligible to be voted at the Bellatrix Meeting.

On behalf of the Bellatrix Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed business combination with Angle. We look forward to seeing you at the Bellatrix Meeting.

Yours very truly,

(signed) "*Raymond G. Smith*"

Raymond G. Smith
President, Chief Executive Officer and Director
Bellatrix Exploration Ltd.

ANGLE ENERGY INC.

NOTICE OF SPECIAL MEETING OF ANGLE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Angle Shareholder Meeting**") of the holders ("**Angle Shareholders**") of common shares ("**Angle Shares**") in the capital of Angle Energy Inc. ("**Angle**") will be held at 9:00 a.m. (Calgary time) on December 10, 2013 in the President's Room at The Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, Canada for the following purposes:

1.   to consider, pursuant to an interim order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated November 8, 2013, and, if deemed advisable, to approve, with or without variation, a special resolution of the Angle Shareholders (the "**Angle Shareholder Arrangement Resolution**"), the full text of which is set forth in Appendix A to the accompanying joint management information circular dated November 8, 2013 (the "**Information Circular**"), to approve a plan of arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) (the "**ABCA**") involving Angle, Angle Shareholders, holders of 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016, Angle Resources Inc., Angle Energy Partnership and Bellatrix Exploration Ltd. ("**Bellatrix**"), whereby, among other things, Bellatrix will acquire all of the issued and outstanding Angle Shares, all as more particularly described in the Information Circular; and

2.   to transact such further and other business as may properly be brought before the Angle Shareholder Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Angle Shareholder Meeting are set forth in the Information Circular.

The board of directors of Angle unanimously recommends that Angle Shareholders vote in favour of the Angle Shareholder Arrangement Resolution. It is a condition to the completion of the Arrangement that the Angle Shareholder Arrangement Resolution be approved at the Angle Shareholder Meeting.

The full text of the plan of arrangement (the "**Plan of Arrangement**") implementing the Arrangement is attached as Schedule A to the arrangement agreement dated October 15, 2013 between Angle and Bellatrix, which is attached as Appendix D to the Information Circular and the Interim Order is attached as Appendix E to the Information Circular.

Each Angle Share entitled to be voted in respect of the Angle Shareholder Arrangement Resolution at the Angle Shareholder Meeting will entitle the holder to one vote at the Angle Shareholder Meeting. The Angle Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Angle Shareholders present in person or by proxy at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*.

The record date (the "**Angle Record Date**") for determination of Angle Shareholders entitled to receive notice of and to vote at the Angle Shareholder Meeting is the close of business on November 5, 2013. Angle Shareholders whose names have been entered in the registers of holders of Angle Shares on the close of business on the Angle Record Date will be entitled to receive notice of and to vote at the Angle Shareholder Meeting, provided that, to the extent that an Angle Shareholder transfers the ownership of any Angle Shares after the Angle Record Date and the transferee of those Angle Shares establishes ownership of such Angle Shares and demands, not later than ten (10) days before the Angle Shareholder Meeting, to be included in the list of Angle Shareholders eligible to vote at the Angle Shareholder Meeting, such transferee will be entitled to vote those Angle Shares at the Angle Shareholder Meeting.

Registered Angle Shareholders may attend the Angle Shareholder Meeting in person or may be represented by proxy. Angle Shareholders who are unable to attend the Angle Shareholder Meeting or any adjournments thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Angle

Shareholder Meeting or any adjournment thereof. To be effective, the enclosed form of proxy must be received by Valiant Trust Company by mail or delivery at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 Attention: Proxy Department or by fax at (403) 233-2857, no later than 9:00 a.m. (Calgary time) on December 6, 2013 or, if the Angle Shareholder Meeting is adjourned, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjournment of the Angle Shareholder Meeting. Angle Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.valianttrust.com and follow the instructions. You will require the control number found on your proxy form.

If an Angle Shareholder receives more than one form of proxy because such holder owns Angle Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Angle Shareholder Meeting, or any adjournment thereof. As of the date hereof, management of Angle knows of no amendments, variations or other matters to come before the Angle Shareholder Meeting other than the matters set forth in this Notice. Angle Shareholders who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Angle Shareholder Arrangement Resolution.

Pursuant to the Interim Order, registered holders of Angle Shares have been granted the right to dissent with respect to the Angle Shareholder Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Angle Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. The right of an Angle Shareholder to dissent are more particularly described in the Information Circular and in the Interim Order and the text of Section 191 of the ABCA, which are set forth in Appendices C and D, respectively, to the accompanying Information Circular. To exercise such rights to dissent, a dissenting Angle Shareholder must send to Angle, c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Colin Feasby, a written objection to the Angle Shareholder Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on December 5, 2013 or the third business day immediately preceding the date of any adjournment of the Angle Shareholder Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent. Persons who are beneficial owners of Angle Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holders of such Angle Shares are entitled to dissent. Accordingly, a beneficial owner of Angle Shares desiring to exercise the right of dissent must make arrangements for the Angle Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Angle Shareholder Arrangement Resolution is required to be received by Angle or, alternatively, make arrangements for the registered holder of such Angle Shares to dissent on behalf of the beneficial holder. It is strongly suggested that any Angle Shareholders wishing to dissent seek independent legal advice.

Dated at Calgary, Alberta, this 8th day of November, 2013.


BY ORDER OF THE BOARD OF DIRECTORS OF ANGLE ENERGY INC.

(signed) "*Gregg Fischbuch*"

Gregg Fischbuch
Chief Executive Officer
Angle Energy Inc.


ANGLE ENERGY INC.

NOTICE OF SPECIAL MEETING OF ANGLE DEBENTUREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Angle Debentureholder Meeting**") of the holders ("**Angle Debentureholders**") of 5.75% convertible unsecured subordinated debentures of Angle Energy Inc. ("**Angle**") due January 31, 2016 ("**Angle Debentures**") will be held at 10:00 a.m. (Calgary time) on December 10, 2013 in the President's Room at The Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, Canada for the following purposes:

1. to consider, pursuant to an interim order (the "**Interim Order**") of the Court of Queen's Bench of Alberta dated November 8, 2013, and, if deemed advisable, to approve, with or without variation, an resolution of the Angle Debentureholders (the "**Angle Debentureholder Arrangement Resolution**"), the full text of which is set forth in Appendix B to the accompanying joint management information circular dated November 8, 2013 (the "**Information Circular**"), to approve the Arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "**ABCA**") involving Angle, holders of common shares of Angle, Angle Debentureholders, Angle Resources Inc., Angle Energy Partnership and Bellatrix, whereby, among other things, Bellatrix will acquire all of the issued and outstanding Angle Debentures, all as more particularly described in the Information Circular; and

2. to transact such further and other business as may properly be brought before the Angle Debentureholder Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Angle Debentureholder Meeting are set forth in the Information Circular.

The board of directors of Angle unanimously recommends that Angle Debentureholders vote in favour of the Angle Debentureholder Arrangement Resolution. Completion of the Arrangement is not conditional upon receiving the approval of Angle Debentureholders for the Angle Debentureholders Arrangement Resolution; however, should the Angle Debentureholder Arrangement Resolution not be approved or should dissent rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding (and such condition is not waived by Bellatrix), the Angle Debentures will be excluded from the Arrangement and the Arrangement shall proceed without the acquisition of all of the issued and outstanding Angle Debentures by Bellatrix pursuant to the Arrangement.

The full text of the plan of arrangement (the "**Plan of Arrangement**") implementing the Arrangement is attached as Schedule A to the arrangement agreement dated October 15, 2013 between Angle and Bellatrix, which is attached as Appendix D to the Information Circular and the Interim Order is attached as Appendix E to the Information Circular.

Each $1,000 principal amount of Angle Debentures entitled to be voted in respect of the Angle Debentureholder Arrangement Resolution will entitle the holder to one vote at the Angle Debentureholder Meeting. The number of votes required to pass the Angle Debentureholder Arrangement Resolution shall be not less than 66 2∕3% of the votes cast by Angle Debentureholders, present in person or by proxy, voting at the Angle Debentureholder Meeting and a majority of the votes cast by Angle Debentureholders present in person or represented by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*.

The record date (the "**Angle Record Date**") for determination of Angle Debentureholders entitled to receive notice of and to vote at the Angle Debentureholder Meeting is the close of business on November 5, 2013. Only Angle Debentureholders whose names have been entered in the registers of holders of Angle Debentures on the close of business on the Angle Record Date will be entitled to receive notice of and to vote at the Angle Debentureholder Meeting.

Registered Angle Debentureholders may attend the Angle Debentureholder Meeting in person or may be represented by proxy. Angle Debentureholders who are unable to attend the Angle Debentureholder Meeting or any adjournments thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Angle Debentureholder Meeting or any adjournment thereof. To be effective, the enclosed form of proxy must be received by Valiant Trust Company by mail or delivery at 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 Attention: Proxy Department or by fax at (403) 233-2857, no later than 10:00 a.m. (Calgary time) on December 6, 2013 or, if the Angle Debentureholder Meeting is adjourned, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjournment of the Angle Debentureholder Meeting. Angle Debentureholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.valianttrust.com and follow the instructions. You will require the control number found on your proxy form.

If an Angle Debentureholder receives more than one form of proxy because such holder owns Angle Debentures registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Angle Debentureholder Meeting, or any adjournment thereof. As of the date hereof, management of Angle knows of no amendments, variations or other matters to come before the Angle Debentureholder Meeting other than the matters set forth in this Notice. Angle Debentureholders who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Angle Debentureholder Arrangement Resolution.

Pursuant to the Interim Order, registered holders of Angle Debentures have been granted the right to dissent with respect to the Angle Debentureholder Arrangement Resolution and, if the Arrangement becomes effective (and the Angle Debentureholders participate therein), to be paid the fair value of their Angle Debentures in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. The right of an Angle Debentureholder to dissent are more particularly described in the Information Circular and in the Interim Order, which is set forth in Appendix E to the accompanying Information Circular. To exercise such rights to dissent, a dissenting Angle Debentureholder must send to Angle, c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Colin Feasby, a written objection to the Angle Debentureholder Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on December 5, 2013 or the third business day immediately preceding the date of any adjournment of the Angle Debentureholder Meeting. Notwithstanding the foregoing, registered Angle Debentureholders who have validly exercised their rights to dissent shall not be entitled to be paid the fair value of their Angle Debentures in the event that the approval of the Angle Debentureholders is not obtained at the Angle Debentureholder Meeting or if the Angle Debentures are not acquired by Bellatrix pursuant to the Plan of Arrangement.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement may result in the loss of any right of dissent. Persons who are beneficial owners of Angle Debentures registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holders of such Angle Debentures are entitled to dissent. Accordingly, a beneficial owner of Angle Debentures desiring to exercise the right of dissent must make arrangements for the Angle Debentures beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Angle Debentureholder Arrangement Resolution is required to be received by Angle or, alternatively, make arrangements for the registered holder of such Angle Debentures to dissent on behalf of the beneficial holder. It is strongly suggested that any Angle Debentureholders wishing to dissent seek independent legal advice.

Dated at Calgary, Alberta, this 8th day of November, 2013.

**BY ORDER OF THE BOARD OF
DIRECTORS OF ANGLE ENERGY INC**.

(signed) "*Gregg Fischbuch*"

Gregg Fischbuch
Chief Executive Officer
Angle Energy Inc.

BELLATRIX EXPLORATION LTD.

NOTICE OF SPECIAL MEETING OF BELLATRIX SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Bellatrix Meeting**") of the holders ("**Bellatrix Shareholders**") of common shares ("**Bellatrix Shares**") of Bellatrix Exploration Ltd. ("**Bellatrix**") will be held on at 11:00 a.m**.** (Calgary time) on December 10, 2013 in the Lecture Room, The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta, Canada for the following purposes:

1. to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, approving the issuance of such number of Bellatrix Shares that (i) may be issued in exchange for common shares ("**Angle Shares**") in the capital of Angle Energy Inc. ("**Angle**") pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "**Arrangement**") involving Angle, holders of Angle Shares, holders of 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016, Angle Resources Inc., Angle Energy Partnership and Bellatrix (the "**Bellatrix Share Issuance Resolution**") pursuant to the terms of an arrangement agreement dated October 15, 2013 between Bellatrix and Angle; and (ii) may otherwise be issuable in connection with, or as a result of, the Arrangement, all as more particularly described in the accompanying joint management information circular dated November 8, 2013 (the "**Information Circular**"); and

2. to transact such further and other business as may properly be brought before the Bellatrix Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Bellatrix Meeting are set forth in the Information Circular.

The board of directors of Bellatrix unanimously (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where such matters were recommended) recommends that Bellatrix Shareholders vote in favour of the Bellatrix Share Issuance Resolution. It is a condition to the completion of the Arrangement that the Bellatrix Share Issuance Resolution be approved at the Bellatrix Meeting.

Each Bellatrix Share entitled to be voted in respect of the Bellatrix Share Issuance Resolution will entitle the holder to one vote at the Bellatrix Meeting. The Bellatrix Share Issuance Resolution must be approved by a majority of the votes cast by the Bellatrix Shareholders present in person or by proxy at the Bellatrix Meeting.

The record date (the "**Bellatrix Record Date**") for determination of Bellatrix Shareholders entitled to receive notice of and to vote at the Bellatrix Meeting is the close of business on November 5, 2013. Bellatrix Shareholders whose names have been entered in the register of holders of Bellatrix Shares on the close of business on the Bellatrix Record Date will be entitled to receive notice of and to vote at the Bellatrix Meeting, provided that, to the extent that a Bellatrix Shareholder transfers the ownership of any Bellatrix Shares after the Bellatrix Record Date and the transferee of those Bellatrix Shares establishes ownership of such Bellatrix Shares and demands, not later than ten (10) days before the Bellatrix Meeting, to be included in the list of Bellatrix Shareholders eligible to vote at the Bellatrix Meeting, such transferee will be entitled to vote those Bellatrix Shares at the Bellatrix Meeting.

Registered Bellatrix Shareholders may attend the Bellatrix Meeting in person or may be represented by proxy. Bellatrix Shareholders who are unable to attend the Bellatrix Meeting or any adjournments thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Bellatrix Meeting or any adjournment thereof. To be effective, the applicable enclosed forms of proxy must be received by Computershare Trust Company of Canada (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775, no later than 11:00 a.m**.** (Calgary time) on December 6, 2013 or, if the Bellatrix Meeting is adjourned, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjournment of the Bellatrix Meeting.

If a Bellatrix Shareholder receives more than one form of proxy because such holder owns Bellatrix Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the accompanying applicable form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Bellatrix Meeting, or any adjournment thereof. As of the date hereof, management of Bellatrix knows of no amendments, variations or other matters to come before the Bellatrix Meeting other than the matters set forth in this Notice. Bellatrix Shareholders who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed applicable form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Bellatrix Share Issuance Resolution.

Dated at Calgary, Alberta, this 8th day of November, 2013.


BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) "*Raymond G. Smith*"

Raymond G. Smith
President, Chief Executive Officer and Director
Bellatrix Exploration Ltd.


Court File No. 1301 - 12833

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ANGLE ENERGY INC., THE HOLDERS OF COMMON SHARES OF ANGLE ENERGY INC., THE HOLDERS OF 5.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES OF ANGLE ENERGY INC. DUE JANUARY 31, 2016, ANGLE RESOURCES INC., ANGLE ENERGY PARTNERSHIP AND BELLATRIX EXPLORATION LTD.

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "**Application**") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "**Court**") on behalf of Angle Energy Inc. ("**Angle**") with respect to a proposed arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving Angle, the holders of common shares of Angle (the "**Angle Shareholders**"), the holders of 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "**Angle Debentureholders**"), Angle Resources Inc., Angle Energy Partnership and Bellatrix Exploration Ltd. ("**Bellatrix**"), which Arrangement is described in greater detail in the joint management information circular dated November 8, 2013 accompanying this Notice of Originating Application. At the hearing of the Application, Angle intends to seek:

1. a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Angle Shareholders, the Angle Debentureholders and other affected persons, both from a substantive and procedural perspective;

2. an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

3. an order declaring that the registered Angle Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order (the "**Interim Order**") of the Court dated November 8, 2013 and the Arrangement;

4. an order declaring that the registered Angle Debentureholders shall have the right to dissent in respect of the Arrangement (provided the Angle Debentureholders participate therein) pursuant to the Interim Order and the Arrangement;

5. a declaration that the Arrangement will, upon the filing of Articles of Arrangement and the issuance of a certificate of arrangement or amalgamation, or other proof of filing, as the case may be, or other proof of filing pursuant to the provisions of Section 193 of the ABCA, be effective under the ABCA in accordance with its terms and shall be binding on and after the Effective Time, as defined in the Arrangement; and

6. such other and further orders, declarations or directions as the Court may deem just,

(collectively, the "**Final Order**").

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Court Centre, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on December 10, 2013 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. **Any Angle Shareholder, Angle Debentureholder (if applicable) or other interested party desiring to support or oppose the Application**

may appear at the time of the hearing in person or by counsel for that purpose provided such Angle Shareholder, Angle Debentureholder or other interested party files with the Court and serves upon Angle on or before 5:00 p.m. (Calgary time) on December 5, 2013, a notice of intention to appear (the "Notice of Intention to Appear") setting out such Angle Shareholder's, Angle Debentureholder's or interested party's address for service and indicating whether such Angle Shareholder, Angle Debentureholder or interested party intends to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court. Service on Angle is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Angle Shareholders, Angle Debentureholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of special meetings of the Angle Shareholders and Angle Debentureholders for the purposes of such Angle Shareholders and Angle Debentureholders voting upon a special resolution and a resolution, respectively, to approve the Arrangement and, in particular, has directed that registered Angle Shareholders have the right to dissent under the provisions of Section 191 of the ABCA, as modified by the terms of the Interim Order in respect of the Arrangement, and registered Angle Debentureholders have the right to dissent under the terms of the Interim Order in respect of the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if granted, serve as the basis for an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended (the "**U.S. Securities Act**"), pursuant to Section 3(a)(10) thereof with respect to (i) the issuance of the Bellatrix Shares issuable to Angle Shareholders, and (ii) the deemed issuance under the U.S. Securities Act of the post-amalgamation Bellatrix Shares issuable to Angle Shareholders and holders of Bellatrix common shares, all pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Angle Shareholder, Angle Debentureholder or other interested party requesting the same by the under-mentioned solicitors for Angle upon written request delivered to such solicitors as follows:

Solicitors for Angle:

Osler, Hoskin & Harcourt LLP
Suite 2500, TransCanada Tower
450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

Facsimile Number: (403) 260-7024
Attention: Colin Feasby

DATED at the City of Calgary, in the Province of Alberta, this 8th day of November, 2013.

BY ORDER OF THE BOARD OF
DIRECTORS OF ANGLE ENERGY INC.

(signed) "*Gregg Fischbuch*"

Gregg Fischbuch
Chief Executive Officer
Angle Energy Inc.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary and Appendices J and K. Terms and abbreviations used in the Appendices to this Information Circular other than Appendices J and K are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"**1933 Act**" means the United States *Securities Act of 1933*, including the rules and regulations promulgated thereunder, as amended from time to time;

"**1934 Act**" means the United States *Securities and Exchange Act of 1934*, including the rules and regulations promulgated thereunder, as amended from time to time;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder, as amended from time to time;

"**Acquisition Proposal**" has the meaning given to it in the Arrangement Agreement;

"**AEP**" means Angle Energy Partnership, a general partnership created under the laws of the Province of Alberta, of which each of Angle and ARI are partners;

"**Affiliate**" means any Person that is affiliated with another Person in accordance with meaning of the *Securities Act* (Alberta);

"**Aggregate Cash Consideration**" has the meaning given to it under the heading "*Effect of the Arrangement – The Arrangement*";

"**AltaCorp**" means AltaCorp Capital Inc.;

"**Amalgamation**" means the amalgamation of Bellatrix, Angle and ARI pursuant to the Arrangement to form the resulting corporation "Bellatrix Exploration Ltd." under the ABCA;

"**Angle**" means Angle Energy Inc., a corporation existing under the ABCA;

"**Angle AIF**" means the annual information form of Angle dated March 28, 2013 for the year ended December 31, 2012;

"**Angle Annual 2012 Information Circular**" means the notice of meeting and information circular of Angle dated April 20, 2012 in connection with the annual and special meeting of Angle Shareholders held on May 24, 2013;

"**Angle Annual 2013 Information Circular**" means the notice of meeting and information circular of Angle dated April 29, 2013 in connection with the annual meeting of Angle Shareholders held on May 29, 2013;

"**Angle Annual Financial Statements**" means the audited consolidated financial statements of Angle, together with the notes thereto and the auditors' report thereon as at and for the years ended December 31, 2012 and 2011;

"**Angle Annual MD&A**" means the management discussion and analysis of the financial and operating results of Angle for the year ended December 31, 2012;

"**Angle Assets**" means the oil and natural gas properties and related assets of Angle, as more particularly described in the Angle AIF Information incorporated by reference herein;

"**Angle Board**" means the board of directors of Angle;

"**Angle Debenture Indenture**" means the trust indenture dated as of January 6, 2011 between Angle and Valiant Trust Company, establishing and setting forth, among other things, the terms of the Angle Debentures;

"**Angle Debentureholder Arrangement Resolution**" means the resolution of the Angle Debentureholders in respect of the Arrangement and other related matters to be considered at the Angle Debentureholder Meeting, the full text of which is set forth in Appendix B to this Information Circular;

"**Angle Debentureholder Meeting**" means the special meeting of Angle Debentureholders (including any adjournment(s) or postponement(s) thereof) that is to be convened to consider and, if deemed advisable, to approve the Angle Debentureholder Arrangement Resolution and related matters;

"**Angle Debentureholders**" means the holders from time to time of Angle Debentures;

"**Angle Debentures**" means the 5.75% convertible unsecured subordinated debentures of the Angle due January 31, 2016;

"**Angle Dissenting Debentureholder**" means a registered Angle Debentureholder who validly exercises Dissent Rights and which Dissent Rights remain valid immediately before the Effective Time;

"**Angle Dissenting Shareholder**" means a registered Angle Shareholder who validly exercises Dissent Rights and which Dissent Rights remain valid immediately before the Effective Time;

"**Angle Fairness Opinion**" means the written opinion dated October 15, 2013 of FirstEnergy as a financial advisor to Angle, delivered to the Angle Special Committee and the Angle Board to the effect that the consideration to be received by the Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders;

"**Angle February 2013 MCR**" means the material change report dated February 20, 2013 filed in respect of the Angle Reserves Report;

"**Angle Interim MD&A**" means the management discussion and analysis of the financial condition and operations of Bellatrix as at and for the three and nine months ended September 30, 2013;

"**Angle Interim Financial Report**" means the unaudited consolidated financial report of Angle, together with the notes thereto as at and for the three and nine months ended September 30, 2013;

"**Angle Meetings**" means, collectively, the Angle Shareholder Meeting and Angle Debentureholder Meeting;

"**Angle October 2013 MCR**" means the material change report dated October 21, 2013 filed in respect of the Arrangement;

"**Angle Option Plan**" means the stock option plan of Angle providing for the grant of Angle Options to directors, officers, employees and consultants of Angle as amended and restated on July 25, 2012;

"**Angle Optionholders**" means holders of Angle Options;

"**Angle Options**" means the outstanding stock options of Angle granted under the Angle Option Plan, whether or not vested, entitling the holders thereof to acquire Angle Shares;

"**Angle Record Date**" means November 5, 2013;

"**Angle Reserves Report**" means the independent engineering evaluation of Angle's crude oil, natural gas and NGL reserves prepared by GLJ effective December 31, 2012 and dated March 8, 2013;

"**Angle RSU Plan**" means the restricted share unit plan of Angle providing for the grant of Angle RSUs to directors, officers and employees of Angle as amended and restated on July 17, 2012;

"**Angle RSUs**" means the outstanding restricted share units granted under the Angle RSU Plan entitling the holders thereof to receive Angle Shares upon exercise of such Angle RSUs in accordance with the provisions of the Angle RSU Plan;

"**Angle Securities**" means, collectively, the Angle Shares and Angle Debentures;

"**Angle Securityholders**" means, collectively, the Angle Shareholders and Angle Debentureholders;

"**Angle Shareholder Arrangement Resolution**" means the special resolution of the Angle Shareholders in respect of the Arrangement and other related matters to be considered at the Angle Shareholder Meeting, the full text of which is set forth in Appendix A to this Information Circular;

"**Angle Shareholder Meeting**" means the special meeting of Angle Shareholders (including any adjournment(s) or postponement(s) thereof) that is to be convened to consider and, if deemed advisable, to approve the Angle Shareholder Arrangement Resolution and related matters;

"**Angle Shareholders**" means the holders from time to time of Angle Shares;

"**Angle Shares**" means the common shares in the capital of Angle;

"**Angle Special Committee**" means the special committee of independent directors established by the Angle Board to assist and make recommendations in respect of, among other things, the publicly announced strategic review process of Angle and the Arrangement;

"**Angle Support Agreements**" means the support agreements between Bellatrix and each of the Angle Supporting Securityholders pursuant to which the Angle Supporting Securityholders agreed to vote the Angle Shares and Angle Debentures held by them, as the case may be, in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution and to otherwise support the Arrangement;

"**Angle Supporting Securityholders**" means each of the directors and officers of Angle and any other persons who executed and delivered Angle Support Agreements;

"**Applicable Laws**" means in any context that refers to one or more Persons, the Laws that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;

"**ARI**" means Angle Resources Inc., a wholly-owned subsidiary of Angle existing under the ABCA;

"**Arrangement**" means the arrangement involving Angle, the Angle Shareholders, the Angle Debentureholders, ARI, AEP and Bellatrix pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

"**Arrangement Agreement**" means the arrangement agreement between Angle and Bellatrix dated October 15, 2013, providing for, among other things, the Plan of Arrangement and the Arrangement and all amendments thereto, a copy of which is attached as Appendix D to this Information Circular;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"**Bellatrix**" means Bellatrix Exploration Ltd., a corporation existing under the ABCA, and, following completion of the Arrangement, means the corporation resulting from the Amalgamation;

"**Bellatrix AIF**" means the annual information form of Bellatrix dated March 15, 2013 for the year ended December 31, 2012;

"**Bellatrix Annual 2012 Information Circular**" means the proxy statement and information circular of Bellatrix dated April 19, 2012 relating to the annual and special meeting of Bellatrix Shareholders held on May 22, 2012;

"**Bellatrix Annual 2013 Information Circular**" means the proxy statement and information circular of Bellatrix dated April 19, 2013 in connection with the annual meeting of Bellatrix Shareholders held on May 22, 2013;

"**Bellatrix Annual Financial Statements**" means the audited consolidated financial statements of Bellatrix, together with the notes thereto and the auditors' report thereon as at and for the years ended December 31, 2012 and 2011;

"**Bellatrix Annual MD&A**" means the management discussion and analysis of the financial and operating results of Bellatrix for the year ended December 31, 2012;

"**Bellatrix August 2013 MCR**" means the material change report dated August 1, 2013 filed in respect a joint venture and asset disposition with Daewoo International Corporation and Devonian Natural Resources Private Equity Fund;

"**Bellatrix Board**" means the board of directors of Bellatrix;

"**Bellatrix Debentures**" means the 4.75% convertible unsecured subordinated debentures of Bellatrix due April 30, 2015;

"**Bellatrix Fairness Opinions**" means the written opinions, each dated October 15, 2013, of AltaCorp and Macquarie Capital, Bellatrix's financial advisors, to the effect that the consideration to be paid by Bellatrix to the Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix;

"**Bellatrix Financing**" means the previously announced bought deal public offering of 21,875,000 Bellatrix Shares for aggregate gross proceeds of approximately $175,000,000 (and the Over-Allotment Option), which offering closed on November 5, 2013, which financing is subject to the terms and conditions of an underwriting agreement dated as of October 15, 2013;

"**Bellatrix Interim MD&A**" means the management discussion and analysis of the financial condition and operations of Bellatrix as at and for the three and nine months ended September 30, 2013;

"**Bellatrix Interim Financial Report**" means the unaudited consolidated financial statements of Bellatrix, together with the notes thereto as at and for the three and nine months ended September 30, 2013;

"**Bellatrix January 2013 MCR**" means the material change report dated January 23, 2013 filed in respect of the entering into of a joint venture agreement with a Seoul Korea based company;

"**Bellatrix Joint Venture**" means the joint venture with TCA Energy Ltd. pursuant to a joint venture agreement dated October 15, 2013;

"**Bellatrix June 2013 MCR**" means the material change report dated June 10, 2013 filed in respect of the failure to satisfy the conditions to closing of the joint venture referred to in the Bellatrix January 2013 MCR;

"**Bellatrix July 2013 MCR**" means the material change report dated July 4, 2013 filed in respect of a joint venture Grafton Energy Co I Ltd.;

"**Bellatrix Meeting**" means the special meeting of Bellatrix Shareholders (including any adjournment or postponement thereof) that is to be convened to consider and, if deemed advisable, to approve the Bellatrix Share Issuance Resolution and related matters;

"**Bellatrix October 2013 MCR**" means the revised material change report dated October 25, 2013 filed in respect of the Bellatrix Financing, the Bellatrix Joint Venture and the Arrangement;

"**Bellatrix Option Plan**" means the stock option plan of Bellatrix providing for the grant of stock options to purchase Bellatrix Shares to directors, officers, employees and consultants of Bellatrix as amended and restated August 4, 2010;

"**Bellatrix Record Date**" means November 5, 2013;

"**Bellatrix Reserves Report**" means the independent engineering evaluation of Bellatrix's oil, natural gas liquids and natural gas reserves prepared by Sproule effective December 31, 2012 and dated March 5, 2013;

"**Bellatrix September 4, 2013 MCR**" means the material change report dated September 4, 2013 filed in respect of the issuance of a notice of redemption of the Bellatrix Debentures to the holders of the Bellatrix Debentures;

"**Bellatrix September 13, 2013 MCR**" means the material change report dated September 13, 2013 filed in respect of the election by Grafton Energy Co I Ltd. to exercise its option to increase its committed capital investment pursuant to the joint venture referred to in the Bellatrix July 2013 MCR;

"**Bellatrix Share Issuance Resolution**" means the ordinary resolution of Bellatrix Shareholders to be considered at the Bellatrix Meeting approving the issuance of such number of. Bellatrix Shares that may be issued in exchange for Angle Shares pursuant to the Arrangement, the full text of which is set forth in Appendix C to this Information Circular;

"**Bellatrix Shareholders**" means the holders of Bellatrix Shares from time to time;

"**Bellatrix Shares**" means the common shares in the capital of Bellatrix and, following completion of the Arrangement, means the common shares of the corporation resulting from the Amalgamation;

"**Bellatrix Support Agreements**" means the support agreements between Angle and each of the Bellatrix Supporting Shareholders pursuant to which the Bellatrix Supporting Securityholders agreed to vote the Bellatrix Shares held by them in favour of the Bellatrix Share Issuance Resolution and to otherwise support the Arrangement;

"**Bellatrix Supporting Shareholders**" means certain directors and officers of Bellatrix and any other persons who executed and delivered Bellatrix Support Agreements;

"**Beneficial Holders**" means Securityholders who do not hold their Securities in their own name;

"**Broadridge**" means Broadridge Financial Solutions, Inc.;

"**Business Day**" means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

"**Cash Consideration**" has the meaning given to it under the heading "*Effect of the Arrangement – The Arrangement*";

"**Certificate**" means the certificate which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Commissioner**" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives, where the context requires;

"**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, including the rules and regulations promulgated thereunder, as amended from time to time;

"**Competition Act Approval**" means the occurrence of one or more of the following:

>   (a)   an advance ruling certificate pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated by the Arrangement Agreement on conditions satisfactory to the Parties, each acting reasonably; or

>   (b)   the Commissioner shall have waived the obligation to notify and supply information under Part IX of the Competition Act pursuant to Subsection 113(c) of the Competition Act and confirmed in writing that the Commissioner has no intention to file an application under Section 92 of the Competition Act (a "**No-Action Letter**") in connection with the transactions contemplated by the Arrangement Agreement, on terms satisfactory to the Parties acting reasonably, and such No-Action Letter remains in full force and effect; or

(c)   the Parties shall have notified the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act shall have expired or been terminated and the Commissioner shall have issued a No-Action Letter in connection with the transactions contemplated by the Arrangement Agreement, on terms satisfactory to the Parties acting reasonably, and such No-Action Letter remains in full force and effect;

"**Confidentiality Agreements**" means the confidentiality agreements dated July 31, 2013 and September 30, 2013 as such agreements may be amended from time to time in accordance with their terms, between Angle and Bellatrix relating to the provision of certain confidential information of Angle or Bellatrix, respectively;

"**Convention**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**Cormark**" means Cormark Securities Inc.;

"**Court**" means the Court of Queen's Bench of Alberta;

"**CRA**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**Debentureholder Letter of Transmittal**" means the Debentureholder Letter of Transmittal forwarded to Angle Debentureholders pursuant to which Angle Debentureholders are required to deliver certificates representing Angle Debentures to the Depositary;

"**Depositary**" means Computershare Investor Services Inc., or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Angle Shares and Angle Debentures;

"**Dissent Rights**" means, collectively, the rights of registered Angle Shareholders and registered Angle Debentureholders to dissent in respect of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution, respectively, and to be paid the fair value of the Angle Shares or Angle Debentures in respect of which the holder dissents, all in accordance with the provisions of Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order;

"**Dissenting Non-Resident Holder**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA, which is scheduled to occur on December 11, 2013 or such other date as the Parties may agree in writing;

"**Effective Time**" means the time that the Certificate is issued;

"**Electing Holder**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**Election Deadline**" means 5:00 p.m. (Calgary time) on December 9, 2013 or, if the Angle Shareholder Meeting is adjourned, 5:00 p.m. (Calgary time) on the Business Day immediately prior to the date of such adjourned meeting;

"**Exchanging Angle Shareholder**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

 "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**FirstEnergy**" means FirstEnergy Capital Corp.;

"**GAAP**" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis, and which incorporates International

Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on and after January 1, 2011;

"**GLJ**" means GLJ Petroleum Consultants Ltd. independent oil and natural gas reservoir engineers of Calgary, Alberta;

"**Governmental Authority**" means any domestic or foreign federal, territorial, provincial, state or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal or official, including any political subdivision thereof;

"**Holder**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**Information Circular**" means this joint management information circular dated November 8, 2013, together with all Appendices hereto, distributed to the Angle Shareholders, Angle Debentureholders and Bellatrix Shareholders, respectively, in connection with the Angle Shareholder Meeting, Angle Debentureholder Meeting and Bellatrix Meeting, as the case may be;

"**Interim Order**" means the interim order of the Court dated November 8, 2013 under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Angle Meetings, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Appendix E to this Information Circular;

"**Laws**" means all laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws (as defined in the Arrangement Agreement)) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority

"**Macquarie Capital**" means Macquarie Capital Markets Canada Ltd.;

"**Meetings**" means, collectively, the Angle Meetings and the Bellatrix Meeting to consider, among other things, the Angle Shareholder Arrangement Resolution, the Angle Debentureholder Resolution and the Bellatrix Share Issuance Resolution, as the case may be, and any adjournment(s) thereof and "**Meeting**" means, as applicable, the Angle Shareholder Meeting, the Angle Debentureholder Meeting or the Bellatrix Meeting;

"**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*;

"**NI 51-101**" means National Instrument 51-101 – *Standards for Disclosure in Oil and Gas Activities*;

"**Non-Resident Holder**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**NYSE MKT**" means the NYSE MKT LLC stock exchange;

"**Outside Date**" means January 31, 2014, or such other date as the Parties may agree;

"**Over-Allotment Option**" means the over-allotment option granted by Bellatrix to the underwriters under the Bellatrix Financing to purchase up to an additional 3,281,250 Bellatrix Shares at a price equal to $8.00 per Bellatrix Share, on the same terms and conditions as the Bellatrix Financing;

"**Parties**" means, collectively, Bellatrix and Angle; and "**Party**" means any one of them;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement in the form attached as Schedule A to Appendix D to the Information Circular, and any amendments or variations thereto made in accordance with Section 6.1 of the Plan of Arrangement or made at the discretion of the Court in the Final Order;

"**Proposed Amendments**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**Registrar**" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

"**Resident Holder**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**RRIF**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**RRSP**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**SEC**" means the United States Securities and Exchange Commission;

"**Section 85 Election**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**Securityholders**" means, collectively, Angle Shareholders, Angle Debentureholders and/or Bellatrix Shareholders;

"**Securities**" means, collectively, Angle Shares, Angle Debentures and/or Bellatrix Shares;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Shareholder Letter of Transmittal and Election Form**" means the shareholder letter of transmittal and election form forwarded to Angle Shareholders pursuant to which Angle Shareholders are required to deliver certificates representing Angle Shares to the Depositary and may elect to receive, on completion of the Arrangement, in exchange for each Angle Share, the Cash Consideration or the Share Consideration, subject in each case to pro-rationing;

"**Share Consideration**" has the meaning given to it under the heading "*Effect of the Arrangement – The Arrangement*";

"**Sproule**" means Sproule Associates Limited, independent oil and natural gas reservoir engineers of Calgary, Alberta;

"**subsidiary**" has the meaning given to it in the ABCA;

"**Superior Proposal**" has the meaning given to it in the Arrangement Agreement;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp.) and the regulations promulgated thereunder, each as amended from time to time;

"**taxable capital gain**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**taxable capital loss**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**TFSA**" has the meaning given to it under the heading "*Certain Canadian Federal Income Tax Considerations*";

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**Voting Instruction Form**" means the voting instruction form provided by Broadridge to Beneficial Holders; and

"**VWAP**" means volume weighted average trading price.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

CONVENTIONS

Certain terms used herein are defined in the "*Glossary of Terms*". Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, will have the same meanings herein as ascribed to them in NI 51-101.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Information Circular (including Appendices J and K, respectively).

Oil and Natural Gas Liquids		**Natural Gas**	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Bbls/d	barrels per day	Bcf	billion cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	thousand stock tank barrels of oil	MMbtu	million British Thermal Units
NGLs	natural gas liquids	GJ	gigajoule

Other

BOE or Boe	barrel or barrels of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil
Boe/d	barrels of oil equivalent per day
MBoe	thousand barrels of oil equivalent
MMBoe	million barrels of oil equivalent
$000s	thousands of dollars
$M	millions of dollars

The term "Boe" may be misleading, particularly if used in isolation. A Boe conversion rate of six thousand cubic feet of natural gas per barrel of oil (6 Mcf: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio on a 6:1 basis may be misleading as an indication of value.

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	**To**	**Multiply By**
Mcf	cubic metres	28.317
cubic metres	cubic feet	35.315
Bbls	cubic metres	0.159
cubic metres	Bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMbtu	0.950
MMbtu	gigajoules	1.0526

JOINT MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by the management of Angle and Bellatrix for use at the Angle Meetings and the Bellatrix Meeting, respectively, and at any adjournment(s) thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Bellatrix Shares in connection with the Arrangement, or other matters to be considered at the Angle Meetings or the Bellatrix Meeting other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

The information concerning Bellatrix contained and incorporated by reference in this Information Circular has been provided by Bellatrix. Although Angle has no knowledge that would indicate that any of such information is untrue or incomplete, Angle does not assume any responsibility for the accuracy or completeness of such information or the failure by Bellatrix to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Angle.

The information concerning Angle contained and incorporated by reference in this Information Circular has been provided by Angle. Although Bellatrix has no knowledge that would indicate that any of such information is untrue or incomplete, Bellatrix does not assume any responsibility for the accuracy or completeness of such information or the failure by Angle to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Bellatrix.

Information contained in or otherwise accessed through Angle's or Bellatrix's website, or any website, other than those documents incorporated by reference herein and filed on SEDAR, does not constitute part of the Information Circular.

All summaries of, and references to, the Arrangement Agreement and the Arrangement or Plan of Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix D and Schedule A to Appendix D, respectively, to this Information Circular. **You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.**

All capitalized terms used in this Information Circular (including Appendices J and K hereto) but not otherwise defined herein have the meanings set forth herein under "*Glossary of Terms*". The terms and abbreviations used in the Appendices to this Information Circular, other than in Appendices J and K, are defined separately therein. Information contained in this Information Circular is given as of November 8, 2013, unless otherwise specifically stated. Details of the Arrangement are set forth under the heading *"The Arrangement"*. For details of the matters to be considered by the Angle Shareholders, the Angle Debentureholders and the Bellatrix Shareholders, see "*Matters to be Considered at the Angle Meetings – Angle Shareholder Meeting*", "*Matters to be Considered at the Angle Meetings – Angle Debentureholder Meeting*" and "*Matters to be Considered at the Bellatrix Meeting*", respectively.

Supplemental Disclosure – Non GAAP Measures

This Information Circular and certain documents incorporated by reference herein make reference to certain non-GAAP financial measures to assist in assessing Angle's and Bellatrix's respective financial performance. Some of these non-GAAP measures include references to netbacks, operating netbacks, funds from operations, funds from operations per share, net debt, cash operating costs and net profit before certain non-cash items.

Non-GAAP financial measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with GAAP as an indicator of performance. For additional information regarding these non-GAAP measures, see the Angle Annual MD&A, the Angle Interim MD&A, the Angle AIF, the Bellatrix Annual MD&A and the Bellatrix Interim MD&A, each of which are incorporated by reference herein.

Information for United States Shareholders

The (i) Bellatrix Shares issuable to Angle Shareholders in exchange for their Angle Shares pursuant to the Arrangement and (ii) the post-amalgamation Bellatrix Shares deemed under the 1933 Act to be issuable to Angle Shareholders and Bellatrix Shareholders in exchange for pre-amalgamation Bellatrix Shares, have not been and will not be registered under the 1933 Act or any state securities laws, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof and exemptions under applicable state securities laws.

The solicitation of proxies for the Angle Meetings and the Bellatrix Meeting by means of this Information Circular is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are being made in the United States for securities of Canadian issuers in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Angle Shareholders and Bellatrix Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The Bellatrix Shares issuable to Angle Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of Bellatrix after the Effective Date or were affiliates of Bellatrix within 90 days before the Effective Date. See "*Procedure for the Arrangement to Become Effective – Securities Law Matters – United States*".

Information concerning the assets and operations of Angle and Bellatrix contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies. In particular, data on oil and gas reserves included or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of Angle and Bellatrix incorporated by reference in this Information Circular have been prepared in accordance with GAAP and are subject to Canadian auditing and auditor independence standards which differ from United States generally accepted accounting principles and auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies.

Notwithstanding the foregoing, the Bellatrix Shares are listed on the NYSE MKT and registered pursuant to Section 12 of the 1934 Act. Therefore Bellatrix is required to file reports with the SEC and is required to annually file with the SEC annual reports on Form 40-F. Bellatrix has filed with the SEC an annual report on Form 40-F for the fiscal year ended December 31, 2012. Bellatrix's Form 40-F for the fiscal year ended December 31, 2012 does not include a reconciliation of Bellatrix's financial statements to U.S. generally accepted accounting. Bellatrix's filings with the SEC may be viewed for free at the SEC's website at www.sec.gov.

Angle Shareholders subject to United States federal taxation should be aware that the Arrangement and the ownership of Bellatrix Shares may have material tax consequences both in the United States and Canada. This Information Circular does not address any United States tax considerations of the Arrangement for Angle Shareholders who are United States federal taxpayers. Angle Shareholders who are United States federal taxpayers should consult their tax advisors with respect to the tax implications of the Arrangement, including the possibility that it may be a taxable transaction for such purposes, as well as any associated filing requirements, in the United States and with respect to the tax implications in the United States of owning Bellatrix Shares after the Arrangement. Certain Canadian tax considerations applicable to Angle Shareholders who are not resident in Canada are described herein under the headings "*Tax Considerations in Other Jurisdictions*" and "*Certain Canadian Federal Income*

Tax Considerations – Holders Not Resident in Canada". **U.S. holders should also consult their own tax advisors regarding state, provincial, local or other tax considerations of the Arrangement or of holding Bellatrix Shares.**

The enforcement by Angle Securityholders and Bellatrix Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that both Bellatrix and Angle are organized under the laws of a jurisdiction outside the United States, that some or all of their respective officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Bellatrix, Angle and such persons are located outside the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Information Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Bellatrix or Angle.

THE BELLATRIX SHARES ISSUABLE TO ANGLE SHAREHOLDERS OR DEEMED TO BE ISSUABLE TO ANGLE SHAREHOLDERS AND BELLATRIX SHAREHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE STATE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency

Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in Canadian dollars. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first day of each month during such period; and (iii) the high and low exchange rates during each such period, in each case based on the rate, published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "**noon rate**").

	Year Ended December 31		
	2012	2011	2010
Rate at end of Period	$1.0051	$0.9833	$1.0054
Average rate during Period	$0.9996	$0.9891	$1.0299
High	$1.0299	$1.0583	$1.0054
Low	$0.9599	$0.9430	$0.9278

On November 7, 2013, the Bank of Canada noon rate for $1.00 Canadian dollar was $0.9577 United States dollars.

FORWARD-LOOKING STATEMENTS

This Information Circular (including Appendices I, J and K, respectively, to this Information Circular) and the documents incorporated by reference herein contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate" "believe" "could" "estimate", "expect", "forecast", "guidance", "intend", "may", "plan", "predict", "project", "should", "target", "will", or similar words suggesting future outcomes or language suggesting an outlook. In particular, this Information Circular (including Appendices I, J and K, respectively, to this Information Circular) contains forward-looking statements pertaining to the following:

- the anticipated benefits of the Arrangement and possible synergies resulting from the Arrangement;

- the structure, steps, timing and effect of the Arrangement;

- the timing of the Meetings and the Final Order;

- the completion of the Arrangement and the anticipated Effective Date;

- the satisfaction of conditions for listing the Bellatrix Shares issuable pursuant to the Arrangement on the TSX and the NYSE MKT and the timing thereof;

- the effect of the Arrangement on Bellatrix's share capital;

- the treatment of Angle Shareholders and Angle Debentureholders under tax laws;

- treatment of the Arrangement under government regulatory regimes;

- the exercise of dissent rights by Angle Shareholders and Angle Debentureholders with regards to the Arrangement;

- the effect of the Arrangement on Angle and Bellatrix;

- *pro forma* information, including *pro forma* financial information pertaining to Bellatrix after giving effect to the Arrangement;

- the anticipated benefits of the Bellatrix Joint Venture;

- the ability of Bellatrix to increase its borrowing base and enter into new credit facilities in connection with the Arrangement;

- business plans and strategies and assessments of future plans and operations;

- capital expenditure programs and the timing and method of financing thereof;

- the ability of Bellatrix and Angle to achieve drilling success consistent with management's expectations;

- quantity of the existing reserves of Bellatrix and Angle;

- net present values of future net revenues from reserves;

- expected 2013 exit, 2014 average and 2014 expected exit production levels of the combined company and expected commodity mix;

- the financial flexibility of the combined company including anticipated 2013 year-end net debt, combined credit facility and amount drawn thereon at year-end 2013

- the nature of the asset base of the combined company including undeveloped acreage and drilling inventory

- drilling inventory and presence of oil pools or gas accumulations;

- commodity prices and expected volatility thereof; and

- anticipated liquidity and matters that may impact such liquidity.

In addition, the documents incorporated by reference may include certain other forward-looking statements as identified therein.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties (both general and specific) that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will in fact be realized. Actual results will differ, and the difference may be material and adverse to Bellatrix, Angle and the Securityholders. Forward-looking statements are provided for the purpose of providing information about Bellatrix's and Angle's management's current expectations and plans relating to the future. Reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Forward-looking statements are based on Bellatrix's and Angle's current beliefs as well as assumptions made by, and information currently available to, Bellatrix and Angle, as applicable, concerning, among other things, the timely receipt of required Court and regulatory approvals and the satisfaction of other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement; prevailing commodity prices; applicable royalty rates and tax laws; future well production and decline rates; the performance of existing wells; the success of drilling new wells; the availability of capital to undertake planned activities; the availability and cost of labour, services and equipment; the impact of increasing competition; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion; the ability to secure adequate product transportation; currency, exchange and interest rates; the ability of Bellatrix and Angle to successfully market their oil and natural gas products; and that there will be no significant events occurring outside of the normal course of business of Bellatrix or Angle, as applicable. In addition, the forward-looking statements contained in the documents incorporated by reference may be based on certain additional assumptions as identified therein.

Although the management of Bellatrix and Angle consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect. See "*Forward-Looking Statements*" in the Bellatrix AIF, the Bellatrix Annual MD&A, the Angle AIF and the Angle Annual MD&A.

By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific), some of which are beyond control of Bellatrix and Angle and risks that forward-looking statements will not be achieved. These factors include, but are not limited to, inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, Angle Shareholder approval of the Angle Shareholder Arrangement Resolution, Angle Debentureholder Approval of the Angle Debentureholder Arrangement Resolution and Bellatrix Shareholder approval of the Bellatrix Issuance Resolution in accordance with the required timelines contained in the Arrangement Agreement; inability to satisfy the other conditions to the Arrangement Agreement prior to the Outside Date; failure to realize the anticipated benefits of the Arrangement; unforeseen difficulties in integrating the Angle Assets into Bellatrix's operations; risks associated with reservoir performance; oil and gas exploration; financial risks; substantial capital requirements; bank financing; government regulation; environmental matters; prices, markets and marketing; dependence on key personnel; availability of drilling equipment and access; uninsurable risks; management of growth; expiration of licenses and leases; reserves estimates; seasonality; competition from industry players in Bellatrix or Angle's core areas; conflicts of interest; title to properties; variations in exchange rates and hedging and uncertainty in global financial markets. There is also the risk and uncertainty of access to or expansion of infrastructure including appropriate pipelines on acceptable terms or costs. In addition, the forward-looking statements contained in the documents incorporated by reference may involve and be subject to certain additional risks and uncertainties as identified therein. See "*Forward-Looking Statements*" and "*Risk Factors*" in the Bellatrix AIF and "*Forward-Looking Statements*" and "*Risk Factors*" in the Angle AIF. Additional risk factors relating to Angle and Bellatrix are disclosed in Appendices J and K to this Information Circular, respectively.

Readers are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by Bellatrix or Angle that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this Information Circular and the documents incorporated by reference herein are made as of the date of such documents, and neither Bellatrix nor Angle undertakes any obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Information Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Securityholders, as a substantial number of such Securityholders do not hold Securities in their own name. Beneficial Holders should note that only proxies deposited by Securityholders whose names appear on the records of the applicable registrar and transfer agent for Angle or Bellatrix, as applicable, as the registered holders of Securities can be recognized and acted upon at the Angle Meetings or Bellatrix Meeting, as applicable. If Securities are listed in an account statement provided to a Securityholder by a broker, then, in almost all cases, those Securities will not be registered in a holder's name on the records of Angle or Bellatrix. Such Securities will more likely be registered in the name of the holder's broker or an agent of the broker. In Canada, the vast majority of such Securities are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Securities held by brokers or their nominees can only be voted (for or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Securities for their clients. **Beneficial Holders should therefore ensure that instructions regarding the voting of their Securities are properly communicated to the appropriate person or that the Securities are duly registered in their name well in advance of the applicable Meeting.**

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Securities are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the applicable form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Securities held by the Beneficial Securityholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Securities to be represented at the applicable Meeting. **A Beneficial Holder receiving a form of proxy or Voting Instruction Form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Securities directly at the applicable Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable Meeting in order to have the Securities to which such instructions relate voted at the applicable Meeting.**

If you are a Beneficial Holder and wish to vote in person at the applicable Meeting, please contact your broker or agent well in advance of the applicable Meeting to determine how you can do so.

Although a Beneficial Holder may not be recognized directly at the applicable Meeting for the purpose of voting Securities registered in the name of its broker or other intermediary, a Beneficial Holder may vote those Securities as a proxyholder for the registered shareholder. To do this, a Beneficial Holder should enter such Beneficial Holder's own name in the blank space on the applicable form of proxy provided to the Beneficial Holder and return the document to such Beneficial Holder's broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

Angle Securityholders who do not hold their Angle Securities in their own name should also instruct their broker or other intermediary to complete the Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal, as applicable, regarding the Arrangement with respect to such holder's Angle Securities, once such has been provided, in order to receive the consideration issuable pursuant to the Arrangement in exchange for such holder's Angle Securities.

SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Angle Shareholder Meeting

The Angle Shareholder Meeting will be held at 9:00 a.m. (Calgary time) on December 10, 2013, in the President's Room at The Calgary Petroleum Club located at 319 - 5th Avenue SW, Calgary, Alberta, for the purposes set forth in the accompanying applicable notice of meeting. The business of the Angle Shareholder Meeting will be to consider and vote upon the Angle Shareholder Arrangement Resolution. See "*The Arrangement*" and "*Matters to be Considered at the Angle Meetings – Angle Shareholder Meeting*".

The Angle Debentureholder Meeting

The Angle Debentureholder Meeting will be held at 10:00 a.m. (Calgary time) on December 10, 2013, in the President's Room at The Calgary Petroleum Club located at 319 - 5th Avenue SW, Calgary, Alberta, for the purposes set forth in the accompanying applicable notice of meeting. The business of the Angle Debentureholder Meeting will be to consider and vote upon the Angle Debentureholder Arrangement Resolution. See "*The Arrangement*" and "*Matters to be Considered at the Angle Meetings – Angle Debentureholder Meeting*".

The Bellatrix Meeting

The Bellatrix Meeting will be held at 11:00 a.m**.** (Calgary time) on December 10, 2013, at in the Lecture Room, The Metropolitan Conference Centre, 333 – 4th Avenue SW, Calgary, Alberta, for the purposes set forth in the accompanying applicable notice of meeting. The business of the Bellatrix Meeting will be to consider and vote upon the Bellatrix Share Issue Resolution. See "*Matters to be Considered at the Bellatrix Meeting*".

Angle Energy Inc.

Angle is a public growth-oriented, exploration-focused producer, with a focus on achieving cost-effective reserves recovery in large, resource-in-place accumulations of liquids-rich natural gas and light crude oil. Angle's primary focus areas are located in Alberta and the current producing base is high working interest, operated, liquids-rich natural gas and light crude oil.

Angle is a reporting issuer or the equivalent in each of the provinces of Canada. The Angle Shares are listed for trading on the TSX under the symbol "NGL" and the Angle Debentures are listed for trading on the TSX under the symbol "NGL.DB".

See Appendix J, "*Information Concerning Angle Energy Inc.*"

Bellatrix Exploration Ltd.

Bellatrix is a public Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. The business plan of Bellatrix is to create sustainable and profitable per share growth in reserves, production and cash flow in the oil and gas industry. To accomplish this, Bellatrix pursues an integrated growth strategy with active development and exploration drilling within its core areas, together with focused acquisitions.

Bellatrix is a reporting issuer or the equivalent in each of the provinces of Canada and is an SEC registrant. The Bellatrix Shares are listed for trading on the TSX and the NYSE MKT under the symbol "BXE".

See Appendix K, "*Information Concerning Bellatrix Exploration Ltd.*"

Background to the Arrangement

The terms of the Arrangement are the result of arm's length negotiations between Angle and Bellatrix and their respective advisors. The Information Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement. See "*The Arrangement - Background to the Arrangement*".

On October 15, 2013, Bellatrix announced, in addition to the Arrangement, the Bellatrix Financing and a joint venture partnership with TCA Energy Ltd. For details, see "*Information Concerning Bellatrix Exploration Ltd.*".

Attributes of the Combined Company

After giving effect to the Arrangement, management of Bellatrix currently expects the combined entity to have the following attributes:

- critical mass in the combined production base with current production of greater than 33,000 Boe/d (37% oil and liquids, an increase from 28% currently), expected 2013 exit production of approximately 40,000 Boe/d (37% oil and liquids) and expected 2014 average annual production of approximately 44,000 to 45,000 Boe/d (37% oil and liquids) with a 2014 expected exit rate of 47,000 to 48,000 Boe/d (37% oil and liquids);

- complementary, high working interest asset base, which provides a dominant industry position focused in West Central Alberta with more than 400,000 net acres of undeveloped land and a large drilling inventory of over 2,000 locations;

- a significant and growing top tier asset base with industry leading well results on core Cardium and Lower Mannville resource plays;

- low cost producer, operator and finder with historically high drilling success rates and strong capital efficiencies;

- access to significant capital sources through Bellatrix's three strategic joint ventures totalling $684 million;

- excellent financial flexibility with anticipated 2013 year-end net debt of approximately $375 million (after giving effect to the Bellatrix Financing and assuming Bellatrix acquires of all of the outstanding Angle Debentures). Additionally, Bellatrix will have a combined credit facility of $470 million (based on Bellatrix's and Angle's current credit facilities), of which approximately 67% is expected to be drawn at year-end 2013;

- material combined tax pools of $1,112 million; and

- 2014 capital budget of $610 million gross (inclusive of joint venture capital), of which $370 million is net to Bellatrix.

Anticipated Benefits of the Arrangement

Management of Bellatrix believes that Bellatrix, combined with Angle, creates a complementary and concentrated asset base in the Cardium and Lower Mannville of the West Central Alberta fairway. Management of Bellatrix believes the benefits of the Arrangement to Bellatrix will include:

- the creation of a high growth intermediate company with a sizeable, strategic and opportunity rich asset base;

- a natural synergistic combination that expands Bellatrix's current play trends;

- accretion to Bellatrix on current production, cash flow, reserves and net asset value per share; and

- improvement to Bellatrix's netback and oil and liquids weighting.

While management of Bellatrix expects that Bellatrix will receive the benefits noted above, the Arrangement does expose Bellatrix to additional risks, including the risk that Bellatrix may fail to complete the Arrangement or fail to realize the anticipated benefits of the Arrangement, see "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*".

Reasons for the Arrangement

Angle Board

The Angle Board, in arriving at its conclusion to unanimously recommend that Angle Shareholders and Angle Debentureholders approve the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution, respectively, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement, the long-term prospects for growth of Angle, on a stand-alone basis and in conjunction with Bellatrix, as well as the following:

- the value of the Cash Consideration ($3.85 per Angle Share) payable to Angle Shareholders under the Arrangement represents a 31% premium to the VWAP of the Angle Shares on the TSX for the 10 trading days ending October 11, 2013 and a 20% premium to closing price of the Angle Shares on the TSX on October 11, 2013;

- based on the closing price of the Bellatrix Shares on the TSX on October 11, 2013 of $8.45 per Bellatrix Share, and assuming the Cash Consideration represents 22% of the total consideration payable to the Angle Shareholders for the Angle Shares on average, the total consideration payable to Angle Shareholders under the Arrangement is $3.97 per Angle Share, which represents a 35% premium to the VWAP of the Angle Shares on the TSX for the 10 trading days ending October 11, 2013 and a 24% premium to closing price of the Angle Shares on the TSX on October 11, 2013;

- the Arrangement provides for a larger combined entity with access to capital upon favourable terms, with better prospects for value than may have been realized through Angle's current business plan given the Angle Board's assessment of market conditions;

- currently in the marketplace it is unlikely that there are other potential purchasers who would be prepared to pay a higher purchase price for the Angle Shares or the Angle Assets based on proposals previously received from, and prior discussions with, third parties with respect to various business transactions involving Angle;

- the Arrangement provides Angle Shareholders with the opportunity to receive their consideration in the form of cash or Bellatrix Shares, subject to pro-rationing. This flexibility of consideration allows Angle Shareholders, to the extent they receive cash, to lock in the premium represented by the Arrangement, and to the extent they receive Bellatrix Shares, to benefit from exposure to the upside potential of Bellatrix's and Angle's combined business and participate in a value enhancing growing company with increased size, scale and liquidity;

- the Angle Fairness Opinion states, subject to the assumptions, qualifications, considerations and limitations set forth therein, that FirstEnergy is of the opinion that, as of October 15, 2013, the consideration to be received by the Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders;

- the Angle Shareholder Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Angle Shareholders present in person or by proxy at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. Accordingly, Angle Shareholders are able to reject the Angle Shareholder Arrangement Resolution if they choose to do so;

- the Angle Debentureholder Arrangement Resolution must be approved by Angle Debentureholders holding at least 66 ⅔% of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting and by Angle Debentureholders holding at least a majority of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. Accordingly, Angle Debentureholders are able to reject the Angle Debentureholder Arrangement Resolution if they choose to do so, in which case the Angle Debentures will not be included in the Arrangement;

- the Arrangement gives the Angle Debentureholders the opportunity to receive a premium to the amount that such Angle Debentureholders would have otherwise being offered following a change of control in accordance the terms of the Angle Debenture Indenture but does not make the Arrangement conditional on receiving the approval of the Angle Debentureholders. If the Angle Debentureholders do not provide the requisite approvals for the Arrangement, such Angle Debentures will remain outstanding pursuant to the terms of the Angle Debenture Indenture following the Effective Date;

- the Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court determines that the Arrangement is fair to the Angle Securityholders;

- registered Angle Shareholders and Angle Debentureholders who do not approve the Arrangement may exercise Dissent Rights if the Arrangement is proceeded with in respect of such Angle Securityholders (as applicable);

- under the Arrangement Agreement, the Angle Board remains able to respond, in accordance with its fiduciary duties, to a Superior Proposal on the specific terms and conditions set forth in the Arrangement Agreement; and

- the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it and after considering the fairness of the Arrangement, the Court approves it.

The foregoing discussion of the information and factors considered and given weight by the Angle Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement, the Angle Board did not assign any relative or specific weight to the foregoing factors which were considered, and individual directors may have given differing weight to different factors.

The Angle Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Angle Board believes that the factors in favour of the transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

See "*The Arrangement – Recommendation of the Angle Board*".

Bellatrix Board

The Bellatrix Board, in arriving at its conclusion to unanimously (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where such matters were recommended) recommend that Bellatrix Shareholders approve the Bellatrix Share Issuance Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement, the long-term prospects for growth of Bellatrix, on a stand-alone basis and in conjunction with Angle, as well as the following:

- Bellatrix Shareholders will benefit from the opportunities associated with the combined entity, with its complementary and concentrated asset base in the Cardium and Lower Mannville of the West Central Alberta fairway;

- The various attributes of the combined company following the Arrangement as outlined under "*Attributes of the Combined Company*"; and

- the Bellatrix Fairness Opinions state, subject to the assumptions, qualifications, considerations and limitations set forth therein, that AltaCorp and Macquarie Capital are each of the opinion that, as of October

15, 2013, the consideration to be paid by Bellatrix to the Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix.

The foregoing discussion of the information and factors considered and given weight by the Bellatrix Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement, the Bellatrix Board did not assign any relative or specific weight to the foregoing factors which were considered, and individual directors may have given differing weight to different factors.

The Bellatrix Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Bellatrix Board believes that the factors in favour of the transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

See "*The Arrangement – Recommendation of the Bellatrix Board*".

The Arrangement

On October 15, 2013, Angle and Bellatrix agreed to combine their respective businesses and entered into the Arrangement Agreement, a copy of which is attached as Appendix D to this Information Circular. Pursuant to the Arrangement, holders of Angle Shares (including Angle Shares issued upon the exercise of outstanding Angle Options and Angle RSUs) may elect, subject to certain pro-ration provisions, to receive either:

(a)   0.4734 of a Bellatrix Share for each Angle Share (the "**Share Consideration**"); or

(b) $3.85 in cash for each Angle Share (the "**Cash Consideration**").

Angle Shareholders who do not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form together with the applicable certificate(s) representing Angle Shares prior to the Election Deadline will be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration.

In the event that Angle Shareholders elect (or are deemed to elect) to receive, with respect to all or a portion of their Angle Shares, in the aggregate, Cash Consideration that is more or less than $69,701,110 (the "**Aggregate Cash Consideration**"), a pro rata adjustment to the consideration elected to be received with respect to such Angle Shares will be made such that the aggregate amount of cash to be paid to the Angle Shareholders is equal to the Aggregate Cash Consideration. **It is highly likely that elections made by Angle Shareholders will be subject to pro-rationing under the Plan of Arrangement.**

Pursuant to the Arrangement, Angle Debentureholders (other than Angle Debentures held by holders who have validly exercised their rights of dissent) will receive, for each $1,000 principal amount of outstanding Angle Debenture, a cash payment equal to $1,040, plus all accrued but unpaid interest payable thereon up to (but excluding) the effective date of the Arrangement.

In the circumstances where either the Angle Debentureholder Arrangement Resolution is not approved by Angle Debentureholders at the Angle Debentureholder Meeting or Dissent Rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding (and such condition is not waived by Bellatrix), the Angle Debentures will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement. In such event, Bellatrix will be required to make an offer to purchase all of the outstanding Angle Debentures at a price equal to 100% of the principal amount of the Angle Debentures plus accrued and unpaid interest in accordance with the terms of the Angle Debenture Indenture.

Pursuant to the Arrangement, AEP will be dissolved. Upon such dissolution, all of the property of AEP will be distributed to Angle and ARI (the partners of AEP) in accordance with their respective partnership interests and Angle and ARI will assume and become liable for all of the liabilities of AEP. Subsequently, Bellatrix, Angle and ARI will be amalgamated and continued as one corporation under the name "Bellatrix Exploration Ltd.". Accordingly, upon completion of the Arrangement, the property and obligations of Angle, Bellatrix, AEP and ARI will be the property and obligations of the amalgamated corporation and the holders of the Bellatrix Shares (including Bellatrix Shares issued to former Angle Shareholders pursuant to the Arrangement) will be the shareholders of the amalgamated corporation.

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix D to this Information Circular. The Arrangement involves a number of steps, including the events set out below, which will occur or be deemed to occur in the following order commencing at the Effective Time, without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:

(a)   subject to pro-ration as set forth in (b) below, each outstanding Angle Share (other than those held by dissenting Angle Shareholders) shall be transferred to Bellatrix in accordance with the election, or deemed election, of the holder of such Angle Share, in exchange for the Share Consideration of 0.4734 of a Bellatrix Share or the Cash Consideration of $3.85 in cash. Angle Shareholders who do not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form prior to 5:00 p.m. (Calgary time) on December 9, 2013, or the business day immediately prior to the date of the Angle Shareholder Meeting, if adjourned, will be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration;

(b)   Bellatrix shall pay no more or less than $69,701,110 in cash (the "**Aggregate Cash Consideration**") in exchange for the Angle Shares and:

(i)   if holders of Angle Shares elect (or are deemed to elect), but for pro-rationing pursuant to the Plan of Arrangement, to receive Cash Consideration that in the aggregate is less than the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Share Consideration, will receive cash in an amount equal to the result obtained when the amount by which the Aggregate Cash Consideration exceeds the amount of Cash Consideration which has been elected (or has been deemed to be elected) by Angle Shareholders is multiplied by a fraction the numerator of which is the Share Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Share Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "**Adjusted Minimum Cash Consideration**"), and each such holder of Angle Shares will thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Share Consideration) equal to the Adjusted Minimum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of the Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Share Consideration) for the Share Consideration; and

(ii)   if holders of Angle Shares elect (or are deemed to elect), but for pro-rationing pursuant to the Plan of Arrangement, to receive Cash Consideration that in the aggregate exceeds the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Cash Consideration, will receive cash in an amount equal to the result obtained when the Aggregate Cash Consideration is multiplied by a fraction the numerator of which is the Cash Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Cash Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "**Adjusted Maximum Cash Consideration**"), and each such holder of Angle Shares will thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Cash Consideration) equal to the Adjusted Maximum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of their Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Cash Consideration) for the Share Consideration;

(c)   each outstanding Angle Debenture shall be transferred to Bellatrix in exchange for a cash payment equal to $1,040 for each $1,000 principal amount of outstanding Angle Debenture, plus all accrued but unpaid interest payable thereon up to (but excluding) the Effective Date; and

(d)   the stated capital of all of the Angle Shares and of all of the outstanding shares of ARI shall each be reduced to $1.00 in the aggregate; and

(e)   Bellatrix, Angle and ARI shall be amalgamated and continued as one corporation under the name "Bellatrix Exploration Ltd.".

Notwithstanding the above, in circumstances where either the Angle Debentureholder Arrangement Resolution is not approved by Angle Debentureholders at the Angle Debentureholder Meeting or Dissent Rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding (and such condition is not waived by Bellatrix), the Angle Debentures will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement. See "*Effect of the Arrangement – Details of the Arrangement*".

Completion of the Arrangement is subject to a number of conditions including, among other things, the approval of the Angle Shareholder Arrangement Resolution by Angle Shareholders, approval of the Bellatrix Share Issuance Resolution by Bellatrix Shareholders, the receipt of all necessary regulatory approvals and the granting of the Final Order. Bellatrix and Angle expect the Effective Date to occur on or about December 11, 2013. See "*Procedure for the Arrangement to Become Effective*" and "*Timing*".

No fractional Bellatrix Shares will be issued pursuant to the Arrangement and, in lieu thereof, each former Angle Shareholder otherwise entitled to a fractional interest in a Bellatrix Share will receive the nearest whole number of Bellatrix Shares (with fractions equal to exactly 0.5 or greater being rounded up and fractions less than 0.5 being rounded down). In calculating such fractional interests, all Angle Shares registered in the name of or beneficially held by an Angle Shareholder or his/her/its nominee shall be aggregated.

The Angle Fairness Opinion

The Angle Board retained FirstEnergy and Cormark as its financial advisors to, among other things, address the fairness, from a financial point of view, of the consideration to be received by Angle Securityholders under the Arrangement. In connection with this mandate, FirstEnergy has provided the Angle Fairness Opinion. The Angle Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of FirstEnergy, as of October 15, 2013, the consideration to be received by the Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders. The Angle Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "*The Arrangement – Angle Fairness Opinion*" and Appendix G.

Recommendation of the Angle Board

The Angle Board has unanimously determined that the Arrangement is in the best interests of Angle and the Angle Securityholders and that the Arrangement is fair to the Angle Securityholders, has approved the Arrangement Agreement and the transactions contemplated thereby and unanimously recommends that Angle Securityholders vote in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution. See "*The Arrangement – Recommendation of the Angle Board*".

The Bellatrix Fairness Opinions

The Bellatrix Board retained AltaCorp and Macquarie Capital as its financial advisors to, among other things, address the fairness, from a financial point of view to Bellatrix, of the consideration to be paid by Bellatrix to the Angle Shareholders pursuant to the Arrangement to Bellatrix. In connection with these mandates, AltaCorp and Macquarie Capital have provided the Bellatrix Fairness Opinions. The Bellatrix Fairness Opinions state that, on the basis of the particular assumptions, qualifications, considerations and limitations summarized therein, respectively, in the opinion of each of AltaCorp and Macquarie Capital, as of October 15, 2013, the consideration to be paid by Bellatrix to the Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix. **The Bellatrix Fairness Opinions are subject to the assumptions and limitations contained therein and should be read in their entirety.** See "*The Arrangement – Bellatrix Fairness Opinions*" and Appendix H.

Recommendation of the Bellatrix Board

The Bellatrix Board has unanimously (except one member of the Bellatrix Board who was absent due to illness at the meeting where such matters were determined or approved) determined that the Arrangement is in the best interests of Bellatrix, has approved the Arrangement Agreement and the transactions contemplated thereby and unanimously (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where such matters were recommended) recommends that Bellatrix Shareholders vote in favour of the Bellatrix Share Issuance Resolution. See "*The Arrangement – Recommendation of the Bellatrix Board*".

Effect of the Arrangement on Angle Options and Angle RSUs

Approval of the Arrangement by Angle Shareholders constitutes a "change of control" under the Angle Option Plan and the Angle RSU Plan. The Angle Option Plan provides that, in the event of a "change of control", the Angle Board has discretion to authorize the exercise or surrender of any unexercised Angle Options, whether vested or not. The Angle RSU Plan provides that, upon a "change of control", all unvested RSUs shall become automatically vested and Angle Shares issuable in respect of Angle RSUs shall be, and shall be deemed to be, issued to holders of Angle RSUs effective immediately prior to completion of the transaction which would result in the "change of control" unless issued prior thereto in accordance with the RSU Plan.

As contemplated by the Arrangement Agreement and as permitted by the Angle Option Plan, the Angle Board has accelerated the vesting of all Angle Options. Angle has entered into agreements with all Angle Optionholders (other than those holding Angle Options which shall terminate prior to the date of the Angle Shareholder Meeting in accordance with their terms) pursuant to which such holders elected to either: (a) exercise their Angle Options for Angle Shares; or (b) terminate and surrender their Angle Options in exchange for a cash payment equal to an amount per "in-the-money" Angle Option equal to the difference between $3.85 and the exercise price of such Angle Option (less applicable tax withholdings), plus an aggregate cash payment of $1.00 for all other "out-of-the-money" Angle Options held by the Angle Optionholder, in each case effective immediately prior to the Effective Time and conditional upon the Arrangement becoming effective.

Further, as contemplated by the Arrangement Agreement, Angle intends to accept the election of holders (other than directors or officers of Angle) of 33,698 Angle RSUs (the Arrangement Agreement permits Angle to accept the election of holders of up to 42,000 Angle RSUs to receive cash in lieu of Angle Shares but some Angle RSUs were exercised for cash between the date of the Arrangement Agreement and the date hereof) to receive cash in lieu of Angle Shares upon the exercise or deemed exercise of their Angle RSUs in accordance with the Angle RSU Plan. All remaining Angle RSUs will be exercised or deemed exercised for Angle Shares immediately prior to the Effective Time; provided that, prior to receiving the Angle Shares issuable on the deemed exercise of the Angle RSUs or the Bellatrix Shares or cash consideration issuable or payable for such Angle Shares pursuant to the Arrangement, a holder of Angle RSUs provides Angle with the applicable tax withholdings in cash, if any.

See "*Effect of the Arrangement – Effect of the Arrangement on Angle Options and Angle RSUs*".

Closing of the Arrangement is conditional upon the exercise or cancellation of all outstanding Angle Options and Angle RSUs.

Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Angle and Bellatrix and various conditions precedent, both mutual and with respect to Angle and Bellatrix.

The Arrangement Agreement provides that, upon the occurrence of certain events, either of the Parties may be required to pay the other Party a fee of $17 million as liquidated damages. See "*Effect of the Arrangement – The Arrangement Agreement – Fees.*"

This Information Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix D to this Information Circular. See "*Effect of the Arrangement – The Arrangement Agreement*".

Angle Support Agreements

On October 15, 2013, the Angle Supporting Securityholders, which includes all of the directors and officers of Angle, holding or exercising control over an aggregate of 6,896,014 Angle Shares (representing approximately 8.5% of the outstanding Angle Shares) entered into the Angle Support Agreements with Bellatrix pursuant to which they agreed, among other things, to vote the Angle Securities beneficially owned or controlled or directed by them, directly or indirectly (including any Angle Shares issued on the exercise of any Angle Options or Angle RSUs), at the Angle Meetings, in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution and all matters related thereto.

Bellatrix Support Agreements

On October 15, 2013, the Bellatrix Supporting Shareholders, which includes certain of the directors and officers of Bellatrix, holding an aggregate of 2,450,914 Bellatrix Shares (representing approximately 2.2% of the outstanding Bellatrix Shares as of such date) entered into the Bellatrix Support Agreements with Angle pursuant to which they agreed, among other things, to vote the Bellatrix Shares beneficially owned or controlled or directed by them, directly or indirectly (including any Bellatrix Shares issued on the exercise of any options), at the Bellatrix Meeting in favour of the Bellatrix Share Issuance Resolution and all matters related thereto.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)   the Arrangement must be approved by the Angle Shareholders at the Angle Shareholder Meeting in the manner set forth in the Interim Order;

(b)   the Arrangement must be approved by the Angle Debentureholders at the Angle Debentureholder Meeting in the manner set forth in the Interim Order (provided, however, that should such approval not be obtained, the Angle Debentures will be excluded from the Arrangement);

(c)   the Bellatrix Share Issuance Resolution must be approved by the Bellatrix Shareholders at the Bellatrix Meeting;

(d)   the Court must grant the Final Order approving the Arrangement;

(e)   all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(f)   the Final Order, the Articles of Arrangement and related documents in the form prescribed by the ABCA must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis.

Angle Shareholder Approval

Pursuant to the terms of the Interim Order, the Angle Shareholder Arrangement Resolution must, subject to further order of the Court, be approved by at least 66⅔% of the votes cast by the Angle Shareholders present in person or by proxy at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. See "*Procedure for the Arrangement to Become Effective – Securityholder Approvals*" and "*Matters to be Considered at the Angle Meetings – Angle Shareholder Meeting*".

Angle Debentureholder Approval

Pursuant to the terms of the Interim Order, the Angle Debentureholder Arrangement Resolution must, subject to further order of the Court, be approved by Angle Debentureholders holding at least 66 ⅔% of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting and by Angle Debentureholders holding at least a majority of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. Completion of the Arrangement is not conditional upon receiving the approval of the Angle Debentureholder Arrangement Resolution. See "*Procedure for the Arrangement to Become Effective – Securityholder Approvals*" and "*Matters to be Considered at the Angle Meetings – Angle Debentureholder Meeting*".

Bellatrix Shareholder Approval

The Bellatrix Share Issuance Resolution must be approved by a majority of the votes cast by the Bellatrix Shareholders present in person or by proxy at the Bellatrix Meeting. See "*Procedure for the Arrangement to Become Effective – Securityholder Approvals*" and "*Matters to be Considered at the Bellatrix Meeting*".

Court Approval

On November 8, 2013, Angle obtained the Interim Order providing for the calling and holding of the Angle Meetings and other procedural matters. The Interim Order is attached as Appendix E to this Information Circular.

The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Angle Shareholder Arrangement Resolution and the Bellatrix Share Issuance Resolution are approved at the Angle Shareholder Meeting and the Bellatrix Meeting, as applicable, Angle will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 - 5th Street SW, Calgary, Alberta, on December 10, 2013 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Application for the Final Order accompanies this Information Circular. See "*Procedure for the Arrangement to Become Effective — Court Approval*".

Stock Exchange Approvals

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the issuance and listing of the Bellatrix Shares to be issued to Angle Shareholders pursuant to the Arrangement and the NYSE MKT shall have approved the issuance of such shares. The TSX has conditionally approved the issuance and listing of the Bellatrix Shares to be issued in connection with, or as a result of, the Arrangement. Bellatrix has applied to the NYSE MKT for approval of the issuance of Bellatrix Shares to be issued in connection with, or as a result of, the Arrangement. Listing of the Bellatrix Shares on the TSX is subject to Bellatrix fulfilling all of the listing requirements of the TSX, including receiving the approval of the Bellatrix Shareholders to the Bellatrix Share Issuance Resolution. See "*Procedure for the Arrangement to Become Effective — Regulatory Approvals – Stock Exchange Approvals*".

It is anticipated that the Angle Shares and Angle Debentures will be delisted from the TSX following completion of the Arrangement. If the Angle Debentures are not acquired pursuant to the Arrangement, it is expected that the Angle Debentures will remain listed for trading on the TSX.

Securities Law Matters

Bellatrix Shares to be issued under the Arrangement to Angle Shareholders will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws. The Bellatrix Shares will generally be freely tradable (other than as a result of any control block restrictions which may arise by virtue of the ownership thereof) under applicable securities laws in Canada.

The Bellatrix Shares issuable to Angle Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of Bellatrix after the Effective Date or were affiliates of Bellatrix within 90 days before the Effective Date, and possibly by persons who were affiliates of Angle immediately prior to the Effective Date. Any resale of such Bellatrix Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. See "*Procedure for the Arrangement to Become Effective – Securities Law Matters – United States*".

Letters of Transmittal and Election Form

Enclosed with this Information Circular is a Shareholder Letter of Transmittal and Election Form and/or a Debentureholder Letter of Transmittal, which, when properly completed and returned together with the certificate or certificates representing Angle Shares and/or Angle Debentures, as the case may be, and all other required documents, will enable each Angle Securityholder to obtain the consideration that the Angle Securityholder is entitled to receive under the Arrangement. Additional copies of the Shareholder Letter of Transmittal and Election Form and Debentureholder Letter of Transmittal are available by contacting the Depositary at 1-800-564-6253. The Shareholder Letter of Transmittal and Election Form and Debentureholder Letter of Transmittal will also be filed under Angle's SEDAR profile at www.sedar.com.

In order to elect the type of consideration you wish to receive pursuant to the Arrangement, an Angle Shareholder must submit a Shareholder Letter of Transmittal and Election Form together with the applicable certificate(s) for Angle Shares by the Election Deadline. The Shareholder Letter of Transmittal and Election Form contains complete instructions on how to make your election and exchange your Angle Shares.

The Election Deadline is 5:00 p.m. (Calgary Time) on the Business Day immediately prior to the date of the Angle Shareholder Meeting or if the meeting is adjourned, 5:00 p.m. (Calgary time) on the Business Day immediately prior to the date of the adjourned meeting. With an Angle Shareholder Meeting date of December 10, 2013, the Election Deadline will be 5:00 p.m. (Calgary time) on December 9, 2013. See "*Procedure for the Arrangement to Become Effective – Letters of Transmittal and Election Form*".

Angle Shareholders who do not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form together with the applicable certificate(s) for Angle Shares prior to the Election Deadline shall be deemed to have elected to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration, subject to pro-rationing.

Subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Angle Shares or Angle Debentures that is not deposited with all other documents as required by the Plan of Arrangement on or before the last Business Day before the third anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature including the right of the former holders of Angle Shares or Angle Debentures, as applicable, to receive the consideration for such Angle Shares or Angle Debentures, as applicable, pursuant to the Plan of Arrangement (and any dividends or other distributions thereon). In such case, such Bellatrix Shares shall be returned to Bellatrix for cancellation and any cash (including any dividends or other distributions in respect of Bellatrix Share(s)) shall be returned to Bellatrix.

Angle Securityholders whose Angle Securities are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Angle Securities.

Dissent Rights

Pursuant to the Interim Order, registered Angle Shareholders and Angle Debentureholders have the right to dissent with respect to the Angle Shareholder Arrangement Resolution and Angle Debentureholder Arrangement Resolution, respectively, by providing a written objection to such resolution so that it is received by Angle, c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta T2P 5H1, Attention: Colin Feasby, by 5:00 p.m. (Calgary time) on December 5, 2013 being the third Business Day immediately preceding the date of the Angle Meetings, or the Business Day immediately preceding the date of any adjournment of the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be.

In the event the Arrangement becomes effective, each Angle Shareholder or Angle Debentureholder who properly dissents and becomes an Angle Dissenting Shareholder or Angle Dissenting Debentureholder, respectively, will be entitled to be paid the fair value of the Angle Shares or Angle Debentures in respect of which such holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement. An Angle Shareholder or Angle Debentureholder who votes for the Arrangement shall not be entitled to dissent. An Angle Shareholder or Angle Debentureholder is only entitled to dissent in respect of all of the Angle Shares or Angle Debentures held by such Angle Dissenting Shareholder or Angle Dissenting Debentureholder or on behalf of any one beneficial owner and registered in the name of the Angle Dissenting Shareholder or Angle Dissenting Debentureholder. See Appendices E and F for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with such requirements set forth in Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. **Persons who are beneficial owners of Angle Securities registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holder is entitled to dissent.** Accordingly, a beneficial owner of Angle Securities desiring to exercise Dissent Rights must make arrangements for such beneficially owned Angle Securities to be registered in such holder's name prior to the time the written objection to the Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as the case may be, is required to be received by Angle, or alternatively, make arrangements for the registered holder of such Angle Securities to dissent on such holder's behalf. See "*Dissent Rights*" and Appendices E and F.

Notwithstanding the foregoing, no registered Angle Debentureholder who has validly exercised its Dissent Rights shall be entitled to be paid the fair value for its Angle Debentures in the event that the Angle Debentures are not acquired pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived by Bellatrix, it is a condition to the completion of the Arrangement that Angle Shareholders holding not more than 5% of the outstanding Angle Shares shall have exercised Dissent Rights in respect of the Arrangement. In addition, if Dissent Rights shall have been exercised in respect of more than 5% of the aggregate principal amount of the Angle Debentures outstanding, Bellatrix may elect, in its sole discretion, not to proceed with the purchase of the Angle Debentures pursuant to the Arrangement. See "*Dissent Rights*" and Appendices E and F.

Summary of Canadian Federal Income Tax Considerations

This Information Circular contains a summary of certain Canadian federal income tax considerations generally applicable to certain Angle Securityholders who, under the Arrangement, dispose of one or more Angle Shares or Angle Debentures. See the discussion under the section entitled "*Certain Canadian Federal Income Tax Considerations*".

Angle Securityholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them in respect of the Arrangement.

Tax Considerations in Other Jurisdictions

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian federal income tax considerations. Angle Securityholders who are resident (or citizens of) in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of receiving and owning Bellatrix Shares after Arrangement. Angle Securityholders should also consult their own tax advisors regarding provincial, state, local or territorial tax considerations of the Arrangement or of receiving and holding Bellatrix Shares.

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement, together and such other materials as may be required by the Registrar. If the Angle Shareholder Meeting and the Bellatrix Meeting are held and the

Angle Shareholder Arrangement Resolution and the Bellatrix Share Issuance Resolution are approved by the requisite majorities, Angle will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on December 10, 2013, in form and substance satisfactory to Bellatrix and Angle and all other conditions specified in the Arrangement Agreement are satisfied or waived, Bellatrix and Angle expect the Effective Date to occur on or about December 11, 2013. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order.

Selected *Pro Forma* Financial and Operational Information for Bellatrix

The Information Circular contains certain unaudited *pro forma* financial and operational information for Bellatrix after giving effect to the Arrangement and certain other adjustments for the year ended December 31, 2012 and the nine months ended September 30, 2013, including the selected *pro forma* financial information summarized in the following tables:

	Pro Forma Financial Information ($000's, except per share amounts) As at and for the Nine Months Ended September 30, 2013			
	Bellatrix	Angle	Pro Forma Adjustments[1]	Pro Forma Bellatrix
Gross revenue[2]	208,436	131,529	-	339,965
Net profit	49,480	9,970	5,798	65,248
Net profit per share				
Basic	$0.46	$0.12	-	$0.41
Diluted	$0.43	$0.12	-	$0.39
Total assets	789,827	633,021	(7,352)	1,415,496
Total liabilities	350,257	297,046	(81,217)	566,086
Total shareholders' equity	439,570	335,975	73,865	849,410

Notes:

(1) The Bellatrix Financing (assuming no exercise of the Over-Allotment Option) has been included in the pro forma consolidated balance sheet of Bellatrix as at September 30, 2013. For additional details relating to pro forma adjustments, please refer to the unaudited consolidated pro forma financial statements of Bellatrix attached as Appendix I to this Information Circular.

(2) Gross revenue is presented gross of royalties and excludes realized gains and losses on commodity contracts.

	Pro Forma Financial Information ($000's, except per share amounts) Year Ended December 31, 2012			
	Bellatrix	Angle	Pro Forma Adjustments[1]	Pro Forma Bellatrix
Gross revenue[2]	219,314	179,563	-	398,877
Net profit	27,771	(47,472)	6,866	(12,835)
Net profit per share				
Basic	$0.26	($0.59)	-	$(0.08)
Diluted	$0.25	($0.59)	-	$(0.08)

Notes:

(1) For additional details relating to pro forma adjustments, please refer to the unaudited consolidated pro forma financial statements attached as Appendix I to this Information Circular.

(2) Gross revenue is presented gross of royalties and excludes realized gains and losses on commodity contracts.

These tables should be read in conjunction with the Bellatrix Annual Financial Statements, the Bellatrix Interim Financial Report, the Angle Annual Financial Statements and the Angle Interim Financial Report, each of which are incorporated by reference herein. Reference should also be made to the unaudited pro forma consolidated financial statements of Bellatrix included in Appendix I hereto. See "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement*".

Risk Factors

Angle Shareholders voting in favour of the Angle Shareholder Arrangement Resolution and Bellatrix Shareholders voting in favour of the Bellatrix Share Issuance Resolution will be choosing to combine the businesses of Angle and Bellatrix and, in the case of Angle Shareholders, to invest in Bellatrix Shares. The Arrangement and investment in Bellatrix Shares involves risks.

An investment in Bellatrix Shares is subject to certain risks, which are generally associated with an investment in shares of an oil and gas exploration and development company. **The following is a list of certain additional risk factors associated with the Arrangement and the investment in Bellatrix Shares which Angle Securityholders and Bellatrix Shareholders should carefully consider before approving the Angle Shareholder Arrangement Resolution, Angle Debentureholder Arrangement Resolution and Bellatrix Share Issuance Resolution, as applicable**:

- Angle and Bellatrix may not realize the anticipated benefits of the Arrangement;

- risks relating to the income tax consequences of the Arrangement and the taxation of the combined entity;

- Shareholders may suffer additional dilution;

- actual production and ultimate reserves could be greater or lesser than the production forecasts and reserve estimates contained in the Bellatrix Reserves Report and Angle Reserves Report;

- risks related to the integration of Angle's and Bellatrix's existing businesses;

- future reserves and production depend on success in exploring the current reserves and acquiring or discovering additional reserves;

- failure to realize anticipated benefits of other acquisitions and dispositions;

- general economic conditions in Canada, the United States and globally;

- the Arrangement may not be completed due to the failure to satisfy any conditions set out in the Arrangement Agreement including certain conditions which are not within the control of Bellatrix or Angle;

- the Arrangement Agreement may be terminated in certain circumstances, including in the event of a material adverse change to Bellatrix or Angle;

- industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil, natural gas and NGLs;

- liabilities inherent in oil and natural gas operations;

- governmental regulation of the oil and gas industry, including environmental regulation;

- variation in foreign exchange rates and interest rates;

- geological, technical, drilling and processing problems and other difficulties in producing reserves;

- imprecision in reserve estimates;

- unanticipated operating events which can reduce production or cause production to be shut in or delayed;

- failure to obtain industry partner and other third party consents and approvals, when required;

- stock market volatility and market valuations;

- the market price of Bellatrix Shares may decline;

- competition for, among other things, capital, acquisitions or reserves, undeveloped land and skilled personnel;

- competition for and inability to retain drilling equipment and other services; and

- the inability to obtain required consents, permits or approvals to the Arrangement, including shareholder, Court, stock exchange or regulatory approvals.

The risk factors listed above are an abbreviated list of risk facts summarized elsewhere in this Information Circular, the Bellatrix AIF, the Bellatrix Annual MD&A, the Bellatrix Interim MD&A, the Angle AIF, the Angle Annual MD&A and the Angle Interim MD&A, each of which are incorporated herein by reference. See "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors***". Angle Securityholders and Bellatrix Shareholders should carefully consider all such risk factors.**

THE ARRANGEMENT

Background to the Arrangement

The terms of the Arrangement are the result of arm's length negotiations between Angle and Bellatrix and their respective advisors. Angle's management and the Angle Board regularly review business opportunities available to Angle. The following is a summary of the events leading up to the negotiation of the Arrangement Agreement and the key meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

Despite the success of Angle's strategy to pursue light oil and liquids rich natural gas to generate growth in cash flow per share and the successful closing of Angle's non-core natural gas weighted assets in the Edson area of Alberta, the Angle Board determined that a gap existed between the trading price of the Angle Shares and the Angle Board's view of Angle's intrinsic net asset value. The Angle Board and Angle's management team developed a strategy to explore solutions to close this value gap.

During the first half of 2013, Angle's management, with the assistance of FirstEnergy and Cormark (collectively, the "**Angle Financial Advisors**") discussed potential joint venture opportunities and asset dispositions with a number of Canadian and international counterparties. These approaches resulted in discussions at various times with a number of parties and the provision of confidential information regarding Angle in accordance with confidentiality agreements. This process did not result in an acceptable transaction for Angle. Throughout this period, the Angle Board met on numerous occasions to monitor developments and assess various potential business opportunities.

To address its objectives, Angle's management and the Angle Board had determined that a broad public review of strategic alternatives would provide the best opportunity to maximize value for Angle Shareholders.

On July 3, 2013, Angle publicly announced that the Angle Board established the Angle Special Committee comprised of Scott Bratt, Edward Muchowski, Jacob Roorda and Keith Turnbull, all of whom are independent directors of Angle, in order to advance the assessment by the Angle Board of the strategic alternatives available to Angle. The Chairman of the Angle Special Committee is Scott Bratt. The purpose of the Angle Special Committee was to generally assist, consider and make recommendations to the Angle Board in respect of strategic alternatives and value maximization initiatives available to Angle, as well as to: (a) assist, consider and make recommendations to the Angle Board respecting the structure of any proposed transaction; (b) oversee negotiations respecting any definitive agreements or other documents required to implement any proposed transaction; and (c) oversee the implementation of a proposed transaction (if a determination was made to proceed with a transaction by the Angle Board).

The Angle Board instructed the Angle Financial Advisors to commence a broad public strategic alternatives process. In this regard, Angle and the Angle Financial Advisors prepared and made a corporate data room available for review by interested parties upon execution of a confidentiality agreement in connection with the process. Numerous parties entered into confidentiality agreements with Angle including Bellatrix, who entered into a Confidentiality Agreement with Angle in respect of the provision of information relating to Angle to Bellatrix, and commenced their diligence on Angle, including its operations and assets. Technical presentations were also held by Angle's management with third parties during August and September 2013, including with Bellatrix on August 21, 2013 and September 10, 2013.

Meetings of the Angle Special Committee were held during the period from July 2013 to October 2013, at which the committee members were provided with updates from senior management of Angle and the Angle Financial Advisors concerning the public process, discussions with third parties, and the status of operations.

On September 20, 2013, the Angle Special Committee invited the remaining members of the Angle Board to its meeting in order to provide such members with an update on the public process and other operational matters.

Between July 31, 2013 and September 25, 2013, management of Bellatrix together with Bellatrix's financial advisors reviewed information concerning the business, operations, assets, financial condition, operating results and prospects of Angle to determine whether to make a proposal for a potential transaction involving Bellatrix and Angle and if so, the appropriate consideration to offer. During this period, the Bellatrix Board were apprised by its management team of the ongoing assessment of Angle for the potential of a transaction between the two parties. On September 24, 2013, the Bellatrix Board met and authorized management of Bellatrix to make a non-binding proposal to acquire all of the issued and outstanding Angle Shares.

On September 25, 2013, Bellatrix, along with other parties, submitted non-binding proposals for various alternative transactions with Angle.

From September 26, 2013 to September 30, 2013, the Angle Special Committee continued to hold meetings with Angle management and the Angle Financial Advisors to assess the merits and terms of such proposals, including the proposal from Bellatrix. Members of the Angle Board were also made aware of the various proposals, including the Bellatrix proposal, and meetings were held by the Angle Special Committee and the Angle Board on September 30, 2013 to review the terms, including the financial terms, of Bellatrix's proposal.

At this time, the Angle Financial Advisors provided advice to the Angle Special Committee and the Angle Board regarding the financial terms of Bellatrix's proposal and Osler, Hoskin & Harcourt LLP, Angle's legal counsel, provided advice to the Angle Board and the Angle Special Committee as to the fiduciary duties of the Angle Board in the context of the proposed transaction.

After Bellatrix and Angle, together with their advisors, negotiated various terms of the Bellatrix proposal, on October 1, 2013, Angle entered into the non-binding letter of intent with Bellatrix which proposed the acquisition by Bellatrix of all of the Angle Shares for the election of cash consideration or share consideration pursuant to a plan of arrangement under the ABCA. The proposal was subject to numerous conditions, including confirmatory due diligence and the negotiation of a definitive agreement. The letter of intent provided for an exclusivity period until October 15, 2013.

On October 1, 2013, Angle entered into the Confidentiality Agreement with Bellatrix providing for the exchange of certain business and other information relating to Bellatrix, on a confidential basis, with a view to a potential transaction. The Confidentiality Agreement allowed for the provision of certain information relating to Bellatrix to Angle in order for Angle and its advisors to conduct its due diligence review of Bellatrix and its operations. Financial, technical and legal due diligence by each of Angle and Bellatrix and their respective advisors was undertaken until October 15, 2013. Negotiations also continued between the parties regarding the drafting and content of the proposed Arrangement Agreement, Plan of Arrangement and related documentation.

Throughout this period, the Angle Special Committee and the Angle Board met with their advisors on a number of occasions, to review, among other things, (i) information concerning the business, operations, assets, financial condition, operating results and prospects of each of Angle and Bellatrix; (ii) historical information regarding the trading prices and volumes of the shares of each of Angle and Bellatrix; (iii) industry forecasts regarding the prices and price trends of oil, natural gas and natural gas liquids; (iv) current and prospective industry, economic and market conditions and trends affecting Angle and Bellatrix; (v) the expected benefits of the proposed Arrangement for Angle and its stakeholders, including the Angle Shareholders and Angle Debentureholders, and the combined entity following the completion of the proposed Arrangement; (vi) the risks associated with the completion and non-completion of the proposed Arrangement; (vii) the specific terms of the draft Arrangement Agreement and Plan of Arrangement, including the elements of the proposed Arrangement Agreement that would provide protection to Angle and the Angle Securityholders; and (viii) updates on alternatives available to Angle, including updates on the continuing operations and prospects of Angle.

On October 12, 2013, the Angle Special Committee met to consider the draft Arrangement Agreement and the terms of the proposed transaction for the acquisition of the Angle Shares and the Angle Debentures by Bellatrix. The Angle Special Committee received reports of the results of the due diligence review conducted on Bellatrix by Angle management and Angle's financial and legal advisors and an overview of various financial analyses on Angle, Bellatrix and the combined pro forma entity completed by FirstEnergy and Cormark. At this meeting, Osler, Hoskin & Harcourt LLP provided advice as to the fiduciary duties of the Angle Board in the context of the proposed Arrangement Agreement and reviewed the outstanding terms of the proposed Arrangement Agreement.

After extensive deliberations, the Angle Special Committee instructed Angle management and Osler, Hoskin & Harcourt LLP to continue to negotiate and finalize the Arrangement Agreement, the Plan of Arrangement and all associated documentation and to obtain information as to the financing to be completed by Bellatrix for the cash consideration for the transaction.

During the period of October 12 to October 15, 2013, Angle, Bellatrix and their respective legal and financial advisors completed the negotiation of the terms of the Arrangement and the terms and conditions of the definitive Arrangement Agreement and related documentation.

Meetings of the Angle Special Committee and the Angle Board were convened on October 15, 2013, to permit the directors to consider the Arrangement Agreement and related matters and, if thought fit, approve the same. After duly considering the financial aspects and other considerations relating to the Arrangement and the proposed terms of the Bellatrix Financing, the potential impact on Angle, Angle Shareholders, Angle Debentureholders and other stakeholders, including Angle employees, legal and financial advice, and other matters considered relevant, the Angle Special Committee unanimously resolved to recommend approval of the Arrangement to the Angle Board.

Following conclusion of the Angle Special Committee meeting, the meeting of the Angle Board commenced. As part of its deliberations, the Angle Board considered, among other things, advice from its legal counsel in respect to its fiduciary duties, the impact of the proposed transaction (including the impact of the Bellatrix Financing) on the Angle Securityholders and other stakeholders. Upon the recommendation of the Angle Special Committee and after hearing the verbal fairness opinion of FirstEnergy, the directors determined that the Arrangement was in the best interests of Angle and Angle Securityholders, determined that the Arrangement was fair to the Angle Securityholders, recommended that Angle Securityholders vote in favour of the Arrangement at special meetings of each of the holders of Angle Shares and Angle Debentures to be held to consider the Arrangement and resolved, among other things, to approve the Arrangement Agreement (substantially in the form and on the terms presented to the meeting) and the transactions contemplated thereby.

A meeting of the Bellatrix Board was convened on October 15, 2013, to permit the directors to consider the Arrangement Agreement and related matters and, if thought fit, approve the same. As part of its deliberations, the Bellatrix Board considered, among other things, advice from its financial advisors, the impact of the proposed transaction (including the impact of the Bellatrix Financing) on Bellatrix, the results of the due diligence conducted in respect of Angle and the terms and conditions of the Arrangement Agreement. After hearing the verbal fairness opinion of each of AltaCorp and Macquarie Capital, the directors determined that the Arrangement was in the best interests of Bellatrix and recommended that Bellatrix Shareholders vote in favour of the Arrangement at a special meeting of the Bellatrix Shareholders to be held to consider the Arrangement and resolved, among other things, to approve the Arrangement Agreement (substantially in the form and on the terms presented to the meeting) and the transactions contemplated thereby. The Bellatrix Board also approved the Bellatrix Financing.

Following the meetings of the Angle Board and the Bellatrix Board, the Arrangement Agreement and support agreements with directors and officers of Angle and Bellatrix were executed and delivered. Thereafter, news releases by each of Angle and Bellatrix announcing the proposed Arrangement were disseminated on the afternoon of October 15, 2013. In addition, Bellatrix also disseminated additional press releases announcing among other things, the Bellatrix Financing and the Bellatrix Joint Venture.

On November 5, 2013, the Angle Board met and approved the contents and mailing of this Information Circular to Angle Shareholders and Angle Debentureholders, subject to any amendments that may be approved by Angle's senior management team, and ratified the recommendation to Angle Securityholders with respect to the Arrangement.

On November 6, 2013, the Bellatrix Board met and approved the contents and mailing of this Information Circular to Bellatrix Shareholders, subject to any amendments that may be approved by Bellatrix's senior management team, and ratified the recommendation to Bellatrix Shareholders with respect to the Arrangement.

On November 8, 2013, the Court granted the Interim Order as attached as Appendix E to this Information Circular.

Attributes of the Combined Company

After giving effect to the Arrangement, management of Bellatrix currently expects the combined entity to have the following attributes:

- critical mass in the combined production base with current production of greater than 33,000 Boe/d (37% oil and liquids, an increase from 28% currently)**,** expected 2013 exit production of approximately 40,000 Boe/d (37% oil and liquids) and expected 2014 average annual production of approximately 44,000 to 45,000 Boe/d (37% oil and liquids) with a 2014 expected exit rate of 47,000 to 48,000 Boe/d (37% oil and liquids);

- complementary, high working interest asset base, which provides a dominant industry position focused in West Central Alberta with more than 400,000 net acres of undeveloped land and a large drilling inventory of over 2,000 locations;

- a significant and growing top tier asset base with industry leading well results on core Cardium and Lower Mannville resource plays;

- low cost producer, operator and finder with historically high drilling success rates and strong capital efficiencies;

- access to significant capital sources through Bellatrix's three strategic joint ventures totalling $684 million;

- excellent financial flexibility with anticipated 2013 year-end net debt of approximately $375 million (after giving effect to the Bellatrix Financing and assuming Bellatrix acquires of all of the outstanding Angle Debentures). Additionally, Bellatrix will have a combined credit facility of $470 million (based on Bellatrix's and Angle's current credit facilities), of which approximately 67% is expected to be drawn at year-end 2013;

- material combined tax pools of $1,112 million; and

- 2014 capital budget of $610 million gross (inclusive of joint venture capital), of which $370 million is net to Bellatrix.

Anticipated Benefits of the Arrangement

Management of Bellatrix believes that Bellatrix, combined with Angle, creates a complementary and concentrated asset base in the Cardium and Lower Mannville of the West Central Alberta fairway. Management of Bellatrix believes the benefits of the Arrangement to Bellatrix will include:

- the creation of a high growth intermediate company with a sizeable, strategic and opportunity rich asset base;

- a natural synergistic combination that expands Bellatrix's current play trends;

- accretion to Bellatrix on current production, cash flow, reserves and net asset value per share; and

- improvement to Bellatrix's netback and oil and liquids weighting.

While management of Bellatrix expects that Bellatrix will receive the benefits noted above, the Arrangement does expose Bellatrix to additional risks, including the risk that Bellatrix may fail to complete the Arrangement or fail to realize the anticipated benefits of the Arrangement, see "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*".

Reasons for the Arrangement

Angle Board

The Angle Board, in arriving at its conclusion to unanimously recommend that Angle Shareholders and Angle Debentureholders approve the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution, respectively, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement, the long-term prospects for growth of Angle, on a stand-alone basis and in conjunction with Bellatrix, as well as the following:

- the value of the Cash Consideration ($3.85 per Angle Share) payable to Angle Shareholders under the Arrangement represents a 31% premium to the VWAP of the Angle Shares on the TSX for the 10 trading days ending October 11, 2013 and a 20% premium to closing price of the Angle Shares on the TSX on October 11, 2013;

- based on the closing price of the Bellatrix Shares on the TSX on October 11, 2013 of $8.45 per Bellatrix Share, and assuming the Cash Consideration represents 22% of the total consideration payable to the Angle Shareholders for the Angle Shares on average, the total consideration payable to Angle Shareholders under the Arrangement is $3.97 per Angle Share, which represents a 35% premium to the VWAP of the Angle Shares on the TSX for the 10 trading days ending October 11, 2013 and a 24% premium to closing price of the Angle Shares on the TSX on October 11, 2013;

- the Arrangement provides for a larger combined entity with access to capital upon favourable terms, with better prospects for value than may have been realized through Angle's current business plan given the Angle Board's assessment of market conditions;

- currently in the marketplace it is unlikely that there are other potential purchasers who would be prepared to pay a higher purchase price for the Angle Shares or the Angle Assets based on proposals previously received from, and prior discussions with, third parties with respect to various business transactions involving Angle;

- the Arrangement provides Angle Shareholders with the opportunity to receive their consideration in the form of cash or Bellatrix Shares, subject to pro-rationing. This flexibility of consideration allows Angle Shareholders, to the extent they receive cash, to lock in the premium represented by the Arrangement, and to the extent they receive Bellatrix Shares, to benefit from exposure to the upside potential of Bellatrix's and Angle's combined business and participate in a value enhancing growing company with increased size, scale and liquidity;

- the Angle Fairness Opinion states, subject to the assumptions, qualifications, considerations and limitations set forth therein, that FirstEnergy is of the opinion that, as of October 15, 2013, the consideration to be received by the Angle Securityholders under the Arrangement is fair, from a financial point of view, to the Angle Securityholders;

- the Angle Shareholder Arrangement Resolution must be approved by at least 66 ⅔% of the votes cast by Angle Shareholders present in person or by proxy at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. Accordingly, Angle Shareholders are able to reject the Angle Shareholder Arrangement Resolution if they choose to do so;

- the Angle Debentureholder Arrangement Resolution must be approved by Angle Debentureholders holding at least 66 ⅔% of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting and by Angle Debentureholders holding at least a majority of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. Accordingly, Angle Debentureholders are able to reject the Angle Debentureholder Arrangement Resolution if they choose to do so, in which case the Angle Debentures will not be included in the Arrangement;

- the Arrangement gives the Angle Debentureholders the opportunity to receive a premium to the amount that such Angle Debentureholders would have otherwise being offered following a change of control in accordance the terms of the Angle Debenture Indenture but does not make the Arrangement conditional on receiving the approval of the Angle Debentureholders. If the Angle Debentureholders do not provide the requisite approvals for the Arrangement, such Angle Debentures will remain outstanding pursuant to the terms of the Angle Debenture Indenture following the Effective Date;

- the Arrangement will only become effective if, after hearing from all interested persons who choose to appear before it, the Court determines that the Arrangement is fair to the Angle Securityholders;

- registered Angle Shareholders and Angle Debentureholders who do not approve the Arrangement may exercise Dissent Rights if the Arrangement is proceeded with in respect of such Angle Securityholders (as applicable);

- under the Arrangement Agreement, the Angle Board remains able to respond, in accordance with its fiduciary duties, to a Superior Proposal on the specific terms and conditions set forth in the Arrangement Agreement; and

- the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it and after considering the fairness of the Arrangement, the Court approves it.

The foregoing discussion of the information and factors considered and given weight by the Angle Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement, the Angle Board did not assign any relative or specific weight to the foregoing factors which were considered, and individual directors may have given differing weight to different factors.

The Angle Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Angle Board believes that the factors in favour of the transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

See "*The Arrangement – Recommendation of the Angle Board*".

Bellatrix Board

The Bellatrix Board, in arriving at its conclusion to unanimously (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where such matters were recommended due to illness) recommend that Bellatrix Shareholders approve the Bellatrix Share Issuance Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement, the long-term prospects for growth of Bellatrix, on a stand-alone basis and in conjunction with Angle, as well as the following:

- Bellatrix Shareholders will benefit from the opportunities associated with the combined entity, with its complementary and concentrated asset base in the Cardium and Lower Mannville of the West Central Alberta fairway;

- The various attributes of the combined company following the Arrangement as outlined under "*Attributes of the Combined Company*"; and

- the Bellatrix Fairness Opinions state, subject to the assumptions, qualifications, considerations and limitations set forth therein, that AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd. are each of the opinion that, as of October 15, 2013, the consideration to be paid by Bellatrix to the Angle Shareholders under the Arrangement is fair, from a financial point of view, to Bellatrix.

The foregoing discussion of the information and factors considered and given weight by the Bellatrix Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement, the Bellatrix Board did not assign any relative or specific weight to the foregoing factors which were considered, and individual directors may have given differing weight to different factors.

The Bellatrix Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Bellatrix Board believes that the factors in favour of the transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

See "*The Arrangement – Recommendation of the Bellatrix Board*".

Angle Fairness Opinion

The Angle Board formally retained Cormark and FirstEnergy to provide, among other things, financial advisory and related services in evaluating various strategic alternatives, including the Arrangement. The Angle Board and the Angle Special Committee requested that FirstEnergy prepare and deliver an opinion as to whether the consideration to be received by the Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Angle Securityholders. FirstEnergy delivered the Angle Fairness Opinion that provides that, as of October 15, 2013, subject to the scope of review, assumptions, qualifications, considerations and limitations set forth therein, the consideration to be paid to the Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders.

The full text of the Angle Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by FirstEnergy in rendering its opinion, is attached as Appendix G to this Information Circular. Angle Securityholders are urged to read the Angle Fairness Opinion in its entirety. The summary of the Angle Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Angle Fairness Opinion as set out in Appendix G.

The Angle Fairness Opinion is not a recommendation to any Angle Securityholder as to how to vote or act on any matter relating to the Arrangement. The Angle Board urges the Angle Securityholders to read the Angle Fairness Opinion carefully and in its entirety.

Neither FirstEnergy, Cormark nor any of their respective affiliates or associates is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Angle or Bellatrix or any of their respective associates or affiliates. Neither FirstEnergy nor Cormark nor any of their respective affiliates or associates is acting as an advisor to Angle in connection with any matter, other than acting as a financial advisor to Angle.

In consideration for their services, Angle agreed to pay to FirstEnergy a fixed fee for delivery of the Angle Fairness Opinion and to pay fees to FirstEnergy and Cormark (including fees that are contingent on the completion of the Arrangement) in connection with the other financial advisory services provided, to reimburse FirstEnergy and Cormark for reasonable out-of-pocket expenses and to indemnify FirstEnergy and Cormark and their respective directors, officers, agents and certain other related parties in respect of certain liabilities as may be incurred by it in connection with the Arrangement.

The Angle Fairness Opinion was an important consideration in the Angle Board's and the Angle Special Committee's decision to proceed with the Arrangement.

Recommendation of the Angle Board

At a meeting of the Angle Board held on October 15, 2013 prior to entering into the Arrangement Agreement, the Angle Board considered the business combination with Bellatrix on the terms and conditions as provided in the Arrangement Agreement as well as the verbal opinion from FirstEnergy stating that, as of October 15, 2013, the consideration to be paid to the Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders. **The Angle Board has unanimously determined that the Arrangement is in the best interests of Angle and the Angle Securityholders and that the Arrangement is fair to the Angle Securityholders, has approved the Arrangement Agreement and the transactions contemplated thereby and unanimously recommends that Angle Securityholders vote in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution.**

In coming to its conclusion and recommendations the Angle Board considered, among others, the following factors:

(a)   the purpose and benefits of the Arrangement as outlined elsewhere in this Information Circular;

(b)   information concerning the financial condition, results of operations, business plans and prospects of Angle, and the resulting potential for the enhancement of the business efficiency, management and financial results of the combined entity;

(c)   the alternatives available to Angle;

(d)   the advice and assistance of FirstEnergy and Cormark in evaluating the Arrangement; and

(e)   the recommendation of the Angle Special Committee.

The foregoing discussion of the information and factors considered and given weight by the Angle Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement Agreement, the Angle Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Angle Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits described herein may not be realized or that there may be significant costs associated with realizing such benefits. The Angle Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*".

Bellatrix Fairness Opinions

The Bellatrix Board formally retained AltaCorp and Macquarie Capital to provide, among other things, financial advisory services in connection with the Arrangement including the preparation and delivery of opinions as to whether the consideration to be paid by Bellatrix to the Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix. AltaCorp and Macquarie Capital have each delivered their respective Bellatrix Fairness Opinions that, as of October 15, 2013, subject to the scope of review, assumptions, qualifications, considerations and limitations set forth therein, the consideration to be paid by Bellatrix to the Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix.

The full text of the written Bellatrix Fairness Opinions, which set forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by AltaCorp and Macquarie Capital in rendering their opinions, is attached as Appendix H to this Information Circular. Bellatrix Shareholders are urged to read the Bellatrix Fairness Opinions in their entirety. The summary of the Bellatrix Fairness Opinions in this Information Circular is qualified in its entirety by reference to the full text of the Bellatrix Fairness Opinions as set out in Appendix H.

The Bellatrix Fairness Opinions are not a recommendation to any Bellatrix Shareholder as to how to vote or act on any matter relating to the Arrangement. The Bellatrix Board urges the Bellatrix Shareholders to read the Bellatrix Fairness Opinions carefully and in their entirety.

Neither AltaCorp nor Macquarie Capital nor any of their respective affiliates or associates is an insider, associate or affiliate (as such terms are defined in the *Securities Act* (Alberta)) of Bellatrix or Bellatrix or any of their respective associates or affiliates. Neither AltaCorp nor Macquarie Capital nor any of their respective affiliates or associates is acting as an advisor to Bellatrix in connection with any matter, other than acting as a financial advisor to Bellatrix and with respect to AltaCorp acting as an underwriter in the Bellatrix Financing.

In consideration for their services, Bellatrix agreed to pay fixed fees to each of AltaCorp and Macquarie Capital for delivery of the Bellatrix Fairness Opinions and to pay them fees (including fees that are contingent on the completion of the Arrangement) in connection with the other financial advisory services provided, to reimburse AltaCorp and Macquarie Capital for reasonable out-of-pocket expenses and to indemnify AltaCorp and Macquarie Capital and their respective directors, officers, employees, agents and certain other related parties in respect of certain liabilities as may be incurred by it in connection with the Arrangement.

The Bellatrix Fairness Opinions were an important consideration in the Bellatrix Board's decision to proceed with the Arrangement.

Recommendation of the Bellatrix Board

At a meeting of the Bellatrix Board held on October 15, 2013 prior to entering into the Arrangement Agreement, the Bellatrix Board considered the business combination with Angle on the terms and conditions as provided in the Arrangement Agreement as well as the verbal opinions from AltaCorp and Macquarie Capital stating that, as of October 15, 2013, the consideration to be paid by Bellatrix to the Angle Shareholders under the Arrangement is fair, from a financial point of view, to Bellatrix. **The Bellatrix Board has unanimously (except one member of the Bellatrix Board who was absent due to illness at the meeting where such matters were determined or approved) determined that the Arrangement is in the best interests of Bellatrix, has approved the Arrangement Agreement and the transactions contemplated thereby and unanimously (except one member of the board of directors of Bellatrix who was absent due to illness at the meeting where such matters were recommended) recommends that Bellatrix Shareholders vote in favour of the Bellatrix Share Issuance Resolution.**

In coming to its conclusion and recommendations the Bellatrix Board considered, among others, the following factors:

(a)   the purpose and benefits of the Arrangement as outlined elsewhere in this Information Circular;

(b)   information concerning the financial condition, results of operations, business plans and prospects of Bellatrix, and the resulting potential for the enhancement of the business efficiency, management and financial results of the combined entity; and

(c)   the advice and assistance of AltaCorp and Macquarie Capital in evaluating the Arrangement.

The foregoing discussion of the information and factors considered and given weight by the Bellatrix Board is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Arrangement Agreement, the Bellatrix Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The Bellatrix Board realizes that there are risks associated with the Arrangement, including that some of the potential benefits described herein may not be realized or that there may be significant costs associated with realizing such benefits. The Bellatrix Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*".


EFFECT OF THE ARRANGEMENT


The Arrangement

The Arrangement will result in the acquisition by Bellatrix of all of the issued and outstanding Angle Shares (including Angle Shares issued pursuant to the exercise of the outstanding Angle Options and Angle RSUs) for consideration consisting of cash and/or Bellatrix Shares. Following the completion of the Arrangement, it is anticipated that former Angle Shareholders will hold approximately 30,228,224 Bellatrix Shares, representing approximately 18% of the then issued and outstanding Bellatrix Shares and holders of Bellatrix Shares immediately prior to the completion of the Arrangement will hold approximately 140,312,841 Bellatrix Shares, representing approximately 82% of the then issued and outstanding Bellatrix Shares (based on the Angle Shares outstanding on November 7, 2013 and after giving effect to the closing of the Bellatrix Financing prior to the exercise of the Over-Allotment Option and assuming no additional Bellatrix Shares are issued by Bellatrix prior to the Effective Date, no Angle Options are exercised for Angle Shares prior to the Effective Date, 902,179 Angle RSUs are exercised for Angle Shares prior to the Effective Date and no Dissent Rights are exercised). The Arrangement will be implemented by way of a Court-approved Plan of Arrangement under the ABCA pursuant to the terms of the Arrangement Agreement.

For a detailed description of the steps which will occur under the Plan of Arrangement on the Effective Date if all conditions to the implementation of the Arrangement have been satisfied or waived, please see the full text of the

Plan of Arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Information Circular.

Under the Arrangement, Angle Shareholders may elect, subject to certain pro-ration provisions described below, to receive for all of their Angle Shares, either:

(a)   0.4734 of a Bellatrix Share for each Angle Share (the "**Share Consideration**"); or

(b) $3.85 in cash for each Angle Share (the "**Cash Consideration**").

Angle Shareholders who do not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form together with the applicable certificate(s) representing Angle Shares prior to the Election Deadline shall be deemed to have elected will be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration.

In the event that Angle Shareholders elect (or are deemed to elect) to receive, with respect to all or a portion of their Angle Shares, in the aggregate, Cash Consideration that is more or less than $69,701,110 (the "**Aggregate Cash Consideration**"), a pro rata adjustment to the consideration elected to be received with respect to such Angle Shares will be made such that the aggregate amount of cash to be paid to the Angle Shareholders is equal to the Aggregate Cash Consideration. See "– *Pro-Ration Provisions*".

Pursuant to the Arrangement, holders of Angle Debentures (other than Angle Debentures held by holders who have validly exercised their rights of dissent) will receive, for each $1,000 principal amount of outstanding Angle Debenture, a cash payment equal to $1,040, plus all accrued but unpaid interest payable thereon up to (but excluding) the effective date of the Arrangement.

Making an Election Regarding the Consideration to be Received

How to Make an Election

Enclosed with this Information Circular is a Shareholder Letter of Transmittal and Election Form which, when properly completed and returned together with the certificate(s) representing Angle Shares and all other documents that may be required by the Depositary, will enable each Angle Shareholder to obtain the consideration that the Angle Shareholder is entitled to receive under the Arrangement. The Shareholder Letter of Transmittal and Election Form must be submitted by the Election Deadline. See "*Procedure for Exchange of Angle Security Certificates"*.

The Shareholder Letter of Transmittal and Election Form contains complete instructions on how to make your election and exchange your Angle Shares.

The Election Deadline is 5:00 p.m. (Calgary time) on the Business Day immediately prior to the date of the Angle Shareholder Meeting or if the meeting is adjourned, 5:00 p.m. on the Business Day immediately prior to the date of the adjourned meeting. With the Angle Shareholder Meeting currently scheduled for December 10, 2013, the Election Deadline will be 5:00 p.m. on December 9, 2013. Each Angle Shareholder's election may be subject to the pro-rationing provisions described below.

What Happens if a Shareholder Fails to Make a Valid Election

Angle Shareholders who do not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form together with the applicable certificate(s) representing Angle Shares prior to the Election Deadline, or otherwise fail to comply with the requirements of the Plan of Arrangement and the Shareholder Letter of Transmittal and Election Form with respect to the election to receive the Share Consideration or the Cash Consideration shall be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration, subject to pro-rationing.

Pro-Ration Provisions

The Plan of Arrangement provides that the Cash Consideration shall not be more or less than the Aggregate Cash Consideration. If Angle Shareholders elect to receive either Cash Consideration in an aggregate amount other than the Aggregate Cash Consideration, the actual amount of cash paid and the actual number of Bellatrix Shares issued to Angle Shareholders pursuant to the Arrangement will be subject to pro-rationing as described below. **It is highly likely that elections made by Angle Shareholders will be subject to pro-rationing under the Plan of Arrangement.**

Elections for Bellatrix Shares

If holders of Angle Shares elect (or are deemed to elect), but for pro-rationing pursuant to the Plan of Arrangement, to receive Cash Consideration that in the aggregate is less than the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Share Consideration, will receive cash in an amount equal to the result obtained when the amount by which the Aggregate Cash Consideration exceeds the amount of Cash Consideration which has been elected (or has been deemed to be elected) by Angle Shareholders is multiplied by a fraction the numerator of which is the Share Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Share Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "**Adjusted Minimum Cash Consideration**"), and each such holder of Angle Shares will thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Share Consideration) equal to the Adjusted Minimum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of the Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Share Consideration) for the Share Consideration.

Elections for Cash

If holders of Angle Shares elect (or are deemed to elect), but for pro-rationing pursuant to the Plan of Arrangement, to receive Cash Consideration that in the aggregate exceeds the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Cash Consideration, will receive cash in an amount equal to the result obtained when the Aggregate Cash Consideration is multiplied by a fraction the numerator of which is the Cash Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Cash Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "**Adjusted Maximum Cash Consideration**"), and each such holder of Angle Shares will thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Cash Consideration) equal to the Adjusted Maximum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of their Angle Shares (for which such holder has elected (or has deemed to elect) to receive the Cash Consideration) for the Share Consideration.

Fractional Shares

No fractional Bellatrix Shares will be issued pursuant to the Arrangement and, in lieu thereof, each former Angle Shareholder otherwise entitled to a fractional interest in a Bellatrix Share will receive the nearest whole number of Bellatrix Shares (with fractions equal to exactly 0.5 or greater being rounded up and fractions less than 0.5 being rounded down). In calculating such fractional interests, all Angle Shares registered in the name of or beneficially held by an Angle Shareholder or his/her/its nominee shall be aggregated.

Effect on Angle Debentures if Angle Debentureholder Approval is Obtained

If the requisite approval of the Angle Debentureholders is obtained at the Angle Debentureholder Meeting and the Arrangement is completed, the Angle Debentures will be acquired by Bellatrix as part of the Arrangement. Pursuant to the Arrangement, Angle Debentureholders (other than Angle Debentures held by holders who have validly exercised their Dissent Rights) will receive, for each $1,000 principal amount of outstanding Angle Debenture, a cash payment equal to $1,040, plus all accrued but unpaid interest payable thereon up to (but excluding) the Effective Date. For Angle Debentures held under the book entry only system, it is anticipated that payment to the Angle Debentureholders would be made on or about the third business day following the Effective Date.

Effect on Angle Debentures if Angle Debentureholder Approval is Not Obtained

If the requisite approval of the Angle Debentureholders is not obtained at the Angle Debentureholder Meeting or Dissent Rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding (and such condition is not waived by Bellatrix), the Angle Debentures will not be acquired by Bellatrix and will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement.

Completion of the Arrangement will constitute a "Change of "Control" under the terms of the Angle Debenture Indenture. As a result, Bellatrix, as successor entity under the Angle Debenture Indenture, will be required to make, within 30 days following the Effective Date, a "Change of Control Offer" (as defined in the Angle Debenture Indenture) to holders of the Angle Debentures which remain outstanding following the Effective Date to purchase the Angle Debentures for cash consideration equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon.

In accordance with the Angle Debenture Indenture, provided the Arrangement is completed and the Angle Debentures are not acquired by Bellatrix pursuant thereto, Angle Debentureholders will thereafter be entitled to receive on conversion of the Angle Debentures, in lieu of Angle Shares, a combination of Bellatrix Shares and cash on the following basis: (i) as to 78% of the Angle Shares that would have been received upon conversion immediately prior to the Effective Time, 0.4734 of a Bellatrix Share in lieu of each Angle Share which they were previously entitled to receive; and (ii) as to 22% of the Angle Shares that would have been received upon conversion immediately prior to the Effective Time, $3.85 in cash in lieu of each Angle Share which they were previously entitled to receive. All other terms and conditions of the Angle Debenture Indenture will continue to apply. As a result, following completion of the Arrangement, Angle Debentureholders who subsequently wish to convert their Angle Debentures will be entitled to receive approximately 29.4225 Bellatrix Shares and $67.49 in cash for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Angle Debenture Indenture.

Effect of the Arrangement on Angle Options and Angle RSUs

Approval of the Arrangement by Angle Shareholders constitutes a "change of control" under the Angle Option Plan and the Angle RSU Plan. The Angle Option Plan provides that, in the event of a "change of control", the Angle Board has discretion to authorize the exercise or surrender of any unexercised Angle Options, whether vested or not. The Angle RSU Plan provides that, upon a "change of control", all unvested RSUs shall become automatically vested and Angle Shares issuable in respect of Angle RSUs shall be, and shall be deemed to be, issued to holders of Angle RSUs effective immediately prior to completion of the transaction which would result in the "change of control" unless issued prior thereto in accordance with the RSU Plan. The Angle RSU Plan further provides that, with Angle's consent, a holder of Angle RSUs may elect to receive, upon the exercise of Angle RSUs, in lieu of Angle Shares, a cash amount equal to the number of Angle Shares to which he or she would have been entitled, multiplied by the most recent closing price of the Angle Shares on the TSX on the last trading day prior to the effective date of such exercise.

As contemplated by the Arrangement Agreement and as permitted by the Angle Option Plan, the Angle Board has accelerated the vesting of all Angle Options. Angle has entered into agreements with all Angle Optionholders (other than those holding Angle Options which shall terminate prior to the date of the Angle Shareholder Meeting in accordance with their terms) pursuant to which such holders elected to either: (a) exercise their Angle Options for Angle Shares; or (b) terminate and surrender their Angle Options in exchange for a cash payment equal to an amount per "in-the-money" Angle Option equal to the difference between $3.85 and the exercise price of such Angle Option (less applicable tax withholdings), plus an aggregate cash payment of $1.00 for all other "out-of-the-money" Angle Options held by the Angle Optionholder, in each case effective immediately prior to the Effective Time and conditional upon the Arrangement becoming effective.

Further, as contemplated by the Arrangement Agreement, Angle intends to accept the election of holders (other than directors or officers of Angle) of 33,698 Angle RSUs (the Arrangement Agreement permits Angle to accept the election of holders of up to 42,000 Angle RSUs to receive cash in lieu of Angle Shares but some Angle RSUs were exercised for cash between the date of the Arrangement Agreement and the date hereof) to receive cash in lieu of Angle Shares upon the exercise or deemed exercise of their Angle RSUs in accordance with the Angle RSU Plan.

All remaining Angle RSUs will be exercised or deemed exercised for Angle Shares immediately prior to the Effective Time; provided that, prior to receiving the Angle Shares issuable on the deemed exercise of the Angle RSUs or the Bellatrix Shares or cash consideration issuable or payable for such Angle Shares pursuant to the Arrangement, a holder of Angle RSUs provides Angle with the applicable tax withholdings in cash, if any.

As of November 7, 2013, Angle Optionholders (including directors and officers of Angle) hold an aggregate of 4,042,692 Angle Options, of which 2,188,906 Angle Options are "out-of-the-money" (based on the surrender amount of $3.85 per share) and 1,853,786 Angle Options are "in-the-money" (based on the surrender amount of $3.85 per share). Angle directors and officers hold an aggregate of 952,762 "in-the-money" Angle Options and 1,491,584 "out-of-the-money" Angle Options (based on the surrender amount of $3.85 per share).

As of November 7, 2013, holders of Angle RSUs (including directors and officers of Angle) hold an aggregate of 935,877 Angle RSUs, of which 464,793 Angle RSUs are held by directors and officers of Angle.

On the basis of the foregoing, assuming 902,179 Angle RSUs are exercised for Angle Shares, immediately prior to the Effective Time: (a) the amount to be paid to Angle Optionholders who have elected to receive a cash payment in connection with the surrender of their Angle Options as described above will be approximately $1,125,882 in the aggregate, of which the directors and officers of Angle holding Angle Options will receive approximately $645,097; (b) 334,143 Angle Shares will be issued to Angle Optionholders who have elected to exercise their Angle Options for Angle Shares as described above, of which all will be held by officers of Angle; (c) 902,179 Angle Shares will be issued to holders of Angle RSUs upon deemed exercise of their Angle RSUs, of which 464,793 will be issued to directors and officers of Angle holding Angle RSUs; and (d) the amount to be paid to holders of Angle RSUs who have elected to receive a cash payment on exercise of their Angle RSUs as described above, none of whom are directors or officers of Angle, will be approximately $129,737 in the aggregate (assuming a closing price of the Angle Shares on the TSX of $3.85 per Angle Share on the last trading day prior to the Effective Date).

Closing of the Arrangement is conditional upon the exercise or surrender and cancellation of all outstanding Angle Options and Angle RSUs.

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix D to this Information Circular.

Pursuant to the Arrangement, commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise expressly provided therein:

    (a)   AEP shall be dissolved in accordance with the following:

        (i)   all of the property of AEP shall be distributed to Angle and ARI, the partners of AEP, by distributing to each partner an undivided interest in each such property, in accordance with their respective partnership interests immediately prior to the dissolution; and

        (ii)   Angle and ARI, the partners of AEP, shall assume and be liable for all of the obligations of AEP in accordance with their respective partnership interests immediately prior to the dissolution;

    (b)   each of the Angle Shares held by Angle Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall be deemed to have been transferred to Bellatrix as of the Effective Time and such Angle Shareholders shall cease to have any rights as Angle Shareholders other than the right to be paid the fair value of their Angle Shares in accordance with the Dissent Rights;

    (c)   each of the Angle Debentures held by Angle Debentureholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall be deemed to have been transferred to Bellatrix as of the Effective Time and such Angle Debentureholders shall cease to have any rights as Angle Debentureholders other than the right to be paid the fair value of their Angle Debentures in accordance with the Dissent Rights (except as described under the heading "*Effect on Angle Debentures if Angle Debentureholder Approval is Not Obtained*");

(d)   subject to pro-ration as described in this Information Circular, each outstanding Angle Share (other than those held by dissenting Angle Shareholders) shall be transferred to Bellatrix in accordance with the election, or deemed election, of the holder of such Angle Share, in exchange for the Share Consideration of 0.4734 of a Bellatrix Share or the Cash Consideration of $3.85 in cash. Angle Shareholders who do not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form prior to 5:00 p.m. (Calgary time) on December 9, 2013, or the business day immediately prior to the date of the Angle Shareholder Meeting, if adjourned, will be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration;

(e)   each outstanding Angle Debenture shall be transferred to Bellatrix in exchange for a cash payment equal to $1,040 for each $1,000 principal amount of outstanding Angle Debenture, plus all accrued but unpaid interest payable thereon up to (but excluding) the Effective Date;

(f)   the stated capital of all of the Angle Shares shall be reduced to $1.00 in the aggregate;

(g)   the stated capital of all of the outstanding shares of ARI shall be reduced to $1.00 in the aggregate;

(h)   Bellatrix, Angle and ARI shall be amalgamated and continued as one corporation under the name "Bellatrix Exploration Ltd."

The respective obligations of Bellatrix and Angle to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective. Upon all of the conditions being fulfilled or waived, Angle is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

The Arrangement Agreement

General

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Angle and Bellatrix and various conditions precedent, both mutual and with respect to Angle and Bellatrix.

Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, set forth in Appendix D to this Information Circular. Angle Securityholders and Bellatrix Shareholders are urged to read the Arrangement Agreement in its entirety.

Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties

The Arrangement Agreement contains certain customary representations and warranties of each of Angle and Bellatrix relating to, among other things, their respective organization, capitalization, operations, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement. For the complete text of the applicable provisions, see Sections 4.1 and 4.2 of the Arrangement Agreement.

In addition, pursuant to the Arrangement Agreement, each of the parties has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement, to use reasonable commercial efforts to give effect to completion of the Arrangement including satisfaction of the conditions thereto and, in the case of Angle, to maintain its business in the usual and ordinary course and refrain from taking certain actions outside the ordinary course. For the complete text of the applicable provisions, see Sections 3.1, 3.2 and 3.3 of the Arrangement Agreement.

Mutual Conditions

The respective obligations of Bellatrix and Angle to complete the Arrangement are subject to the satisfaction of certain customary conditions, including that the Final Order shall have been granted on or prior to the Outside Date in a form satisfactory to each of Bellatrix and Angle. For the complete text of the applicable provisions, see Section 5.1 of the Arrangement Agreement.

Conditions to the Obligations of Bellatrix

The obligation of Bellatrix to complete the Arrangement and take the other actions required to be taken by Bellatrix at the Effective Date is subject to the satisfaction or waiver of certain customary conditions at or prior to the Effective Date, including conditions that:

(a)   no material adverse change in respect of Angle shall have occurred on or after October 15, 2013 and prior to the Effective Time;

(b)   Bellatrix's bankers or lenders shall have agreed to enter into a new or amended credit facilities with Bellatrix to increase Bellatrix's borrowing limit above Bellatrix's current credit facilities to allow the amounts owing on Angle's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement on terms and conditions satisfactory to Bellatrix, acting reasonably;

(c)   there shall not have developed, occurred or come into effect or existence, or been announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of Bellatrix, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets generally or the business, operations or affairs of Angle or Bellatrix;

(d)   holders of not more than 5% of the issued and outstanding Angle Shares shall have exercised Dissent Rights;

(e)   the consolidated net debt of Angle as at September 30, 2013 will not be greater than $185 million (excluding the Angle Debentures);

(f)   Angle's transaction costs related to the Arrangement and the transactions contemplated thereby will not be greater than $12.5 million in the aggregate, which shall include employment-related payments in amounts not greater than $5.56 million in the aggregate; and

(g)   non-solicitation agreements in the form attached as Schedule D to the Arrangement Agreement shall have been entered into and delivered to Bellatrix by certain officers of Angle who will be receiving change or control or severance payments in connection with the Arrangement.

For the complete text of the applicable provisions, see Section 5.2 of the Arrangement Agreement.

Conditions to the Obligations of Angle

The obligation of Angle to complete the Arrangement and to take the other actions required to be taken by Angle at the Effective Date is subject to the satisfaction or waiver of certain customary conditions at or prior to the Effective

Date, including no material adverse change in respect of Bellatrix shall have occurred on or after October 15, 2013 and prior to the Effective Time. For the complete text of the applicable provisions, see Section 5.3 of the Arrangement Agreement.

Covenants Regarding Non-Solicitation; Right to Accept a Superior Proposal

As at the date of the Arrangement Agreement, Angle has agreed to immediately cease and cause to be terminated all existing discussions or negotiations (including through any advisors or other parties on its behalf), if any, with any third parties initiated before the date of the Arrangement Agreement with respect to any Acquisition Proposal, to discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to promptly request the return of or destruction of all information previously provided to any third parties who entered into a confidentiality agreement with Angle and not release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which Angle is a party, including standstill provisions thereunder.

Angle has agreed not to, and not to authorize or permit any of its representatives to, among other things, solicit, assist, facilitate, accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal. Angle may, however, in certain circumstances, take certain actions in respect of a Superior Proposal (as such term is defined in the Arrangement Agreement).

If Angle receives a Superior Proposal, it must provide Bellatrix with, among other things, orally and in writing, at least 72 hours advance notice that the Angle Board has resolved, subject to compliance with the Arrangement Agreement, to accept, recommend, approve or enter into an agreement to implement a Superior Proposal. During such 72 hour period, Angle agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period, Angle shall negotiate in good faith with Bellatrix and its financial and legal advisors to make such adjustments in the terms and conditions to the Arrangement Agreement and Arrangement as would enable Angle to proceed with the Arrangement, as amended, rather than the Superior Proposal. If Bellatrix confirms its commitment to amend the Arrangement Agreement to provide a transaction financially superior for the Angle Shareholders than the Superior Proposal prior to the expiry of the 72-hour period, the Angle Board shall not accept or recommend, or enter into any agreement to implement such Superior Proposal. For the complete text of the applicable provisions, see Section 3.4 of the Arrangement Agreement.

Fees

The Arrangement Agreement provides that, upon the occurrence of certain events, either Bellatrix or Angle, as the case may be, may be required to pay the other a fee of $17 million. For the complete text of the applicable provisions, see Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement.

Bellatrix and Angle each acknowledged and agreed that payment of the respective fee to the other, as applicable, is a payment of liquidated damages which represents a genuine pre-estimate of the damages the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Arrangement Agreement, is not a penalty and is the sole monetary remedy of the Party receiving such payment; provided, however that such limitation shall not apply in the event of fraud or wilful or intentional breach of the Arrangement Agreement by a Party, as applicable.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Date by, among other things: (a) the mutual written consent of Bellatrix and Angle; (b) by either Bellatrix or Angle if the Arrangement has not become effective on or prior to the Outside Date (other than by any Party whose failure to fulfill any of its obligations has caused or resulted in failure of the Effective Time to occur by such date); (c) by either Bellatrix or Angle if the Bellatrix Shareholders have not approved the Bellatrix Share Issuance Resolution or the Angle Shareholders have not approved the Angle Shareholder Arrangement Resolution, as applicable; (d) by either Bellatrix or Angle if the conditions precedent to closing for its benefit shall not have been satisfied (unless such failure is a result of a breach by the Party seeking to so terminate); (e) by either Bellatrix or Angle if the fee (as described above under "*Fees*") payable by the other party shall become payable; (f) by Angle if the fee shall have been paid by it as a result of the Angle Board accepting, recommending, entering into or taking certain other actions with respect to the implementation of a Superior Proposal; For the complete text of the applicable provisions, see Section 8.1 of the Arrangement Agreement.

Angle Support Agreements

On October 15, 2013, the Angle Supporting Securityholders, which includes all of the directors and officers of Angle, holding or exercising control over an aggregate of 6,896,014 Angle Shares (representing approximately 8.5% of the outstanding Angle Shares) entered into the Angle Support Agreements with Bellatrix pursuant to which they agreed, among other things, to vote the Angle Securities beneficially owned or controlled or directed by them, directly or indirectly (including any Angle Shares issued on the exercise of any Angle Options or Angle RSUs), at the Angle Meetings, in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution and all matters related thereto.

Pursuant to the Angle Support Agreements, each Angle Supporting Securityholder agrees, among other things, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement or the purchase by Bellatrix of any Angle Shares or Angle Debentures under the Arrangement. Subject to his or her fiduciary duties as a director or officer or Angle, each Angle Supporting Securityholder further agrees not to, among other things, directly or indirectly, solicit, assist or knowingly facilitate, initiate or encourage any Acquisition Proposal. The Angle Support Agreements may be terminated on the earlier of: (a) the Effective Time; (b) the date on which such Angle Support Agreement is terminated by the mutual written agreement of the parties thereto; and (c) the date on which the Arrangement Agreement is terminated in accordance with its terms. In addition to the foregoing, the Angle Support Agreements may be terminated by the Angle Supporting Securityholders by notice in writing to Bellatrix if the Arrangement Agreement is amended to reduce or change the form of the consideration payable to Angle Shareholders for Angle Shares pursuant to the Arrangement.

Bellatrix Support Agreements

On October 15, 2013, the Bellatrix Supporting Shareholders, which includes certain of the directors and officers of Bellatrix, holding an aggregate of 2,450,914 Bellatrix Shares (representing approximately 2.2% of the outstanding Bellatrix Shares as of such date) entered into the Bellatrix Support Agreements with Angle pursuant to which they agreed, among other things, to vote the Bellatrix Shares beneficially owned or controlled or directed by them, directly or indirectly (including any Bellatrix Shares issued on the exercise of any options), at the Bellatrix Meeting in favour of the Bellatrix Share Issuance Resolution and all matters related thereto.

Pursuant to the Bellatrix Support Agreements, each Bellatrix Supporting Shareholder agrees, among other things, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement. The Bellatrix Support Agreements may be terminated on the earlier of: (a) the Effective Time; (b) the date on which such Bellatrix Support Agreement is terminated by the mutual written agreement of the parties thereto; and (c) the date on which the Arrangement Agreement is terminated in accordance with its terms. In addition to the foregoing, the Bellatrix Support Agreements may be terminated by the Bellatrix Supporting Shareholders by notice in writing to Angle if the Arrangement Agreement is amended to increase the consideration payable to Angle Shareholders pursuant to the Arrangement.


PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE


Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

      (a)   the Arrangement must be approved by the Angle Shareholders at the Angle Shareholder Meeting in the manner set forth in the Interim Order;

(b)   the Arrangement must be approved by the Angle Debentureholders at the Angle Debentureholder Meeting in the manner set forth in the Interim Order (provided, however, that should such approval not be obtained, the Angle Debentures will be excluded from the Arrangement);

(c)   the Bellatrix Share Issuance Resolution must be approved by the Bellatrix Shareholders at the Bellatrix Meeting;

(d)   the Court must grant the Final Order approving the Arrangement;

(e)   all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(f)   the Final Order, the Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis.

Upon the conditions precedent set forth in the Arrangement Agreement being fulfilled or waived, Angle intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Securityholder Approvals

Angle Shareholder Approval

Pursuant to the terms of the Interim Order, the Angle Shareholder Arrangement Resolution must, subject to further order of the Court, be approved by at least 66⅔% of the votes cast by the Angle Shareholders present in person or by proxy at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. If the Angle Shareholder Arrangement Resolution is not approved by Angle Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Angle Shareholder Arrangement Resolution set forth in Appendix A to this Information Circular.

Notwithstanding the foregoing, the Angle Shareholder Arrangement Resolution proposed for consideration by the Angle Shareholders authorizes the Angle Board, without further notice to or approval of Angle Shareholders, subject to the terms of the Arrangement Agreement and the Interim Order, to modify, amend or terminate the Arrangement Agreement or the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Angle Shareholder Arrangement Resolution at any time prior to the Effective Time. See Appendix A to this Information Circular for the full text of the Angle Shareholder Arrangement Resolution.

Angle Debentureholder Approval

Pursuant to the terms of the Interim Order, the Angle Debentureholder Arrangement Resolution must be approved by Angle Debentureholders holding at least 66⅔% of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting and by Angle Debentureholders holding at least a majority of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. If the Angle Debentureholder Arrangement Resolution is not approved by Angle Debentureholders, the Angle Debentures will not be included in the Arrangement and Angle will be required to make an offer to the holders of the Angle Debentures to purchase all the outstanding Angle Debentures at a purchase price equal to 100% of the principal amount of the Angle Debentures plus accrued and unpaid interest in accordance with their terms.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Angle Debentureholder Arrangement Resolution set forth in Appendix B to this Information Circular.

Notwithstanding the foregoing, the Angle Debentureholder Arrangement Resolution proposed for consideration by the Angle Debentureholders authorizes the Angle Board, without further notice to or approval of such Angle Debentureholders, subject to the terms of the Arrangement Agreement and the Interim Order, to modify, amend or terminate the Arrangement Agreement or the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Angle Debentureholder Arrangement Resolution at any time prior to the Effective Time. See Appendix B to this Information Circular for the full text of the Angle Debentureholder Arrangement Resolution.

Bellatrix Shareholder Approval

The Bellatrix Share Issuance Resolution must be approved by a majority of the votes cast by the Bellatrix Shareholders present in person or by proxy at the Bellatrix Meeting. If the Bellatrix Share Issuance Resolution is not approved by Bellatrix Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of each of the Bellatrix Share Issuance Resolution set forth in Appendix C to this Information Circular. See Appendix C to this Information Circular for the full text of the Bellatrix Share Issuance Resolution.

Notwithstanding the foregoing, the Bellatrix Share Issuance Resolution proposed for consideration by the Bellatrix Shareholders authorizes the Bellatrix Board, without further notice to or approval of Bellatrix Shareholders, subject to the terms of the Arrangement Agreement, to modify, amend or terminate the Arrangement Agreement or the Plan of Arrangement and to not proceed with the Arrangement.

Court Approval

Interim Order

On November 8, 2013, Angle obtained the Interim Order providing for the calling and holding of the Angle Meetings and other procedural matters. The Interim Order is attached as Appendix D to this Information Circular.

Final Order

The Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Angle Shareholder Arrangement Resolution and the Bellatrix Share Issuance Resolution are approved at the Angle Shareholder Meeting and the Bellatrix Meeting, as applicable, Angle will make an application to the Court for the Final Order at the Calgary Courts Centre, 601 - 5th Street SW, Calgary, Alberta, on December 10, 2013 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order accompanies this Information Circular. At the application, the Court will be requested to consider the fairness of the Arrangement.

Any Angle Securityholder or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Angle so that it is received on or before 5:00 p.m. (Calgary time) on December 5, 2013, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Angle is required to be effected by service upon the solicitors for Angle: Osler, Hoskin & Harcourt LLP, Suite 2500, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Colin Feasby.

The (a) Bellatrix Shares issuable to Angle Shareholders in exchange for their Angle Shares and (b) the post-Amalgamation Bellatrix Shares deemed under the 1933 Act to be issuable to Angle Shareholders and Bellatrix Shareholders in exchange for pre-amalgamation Bellatrix Shares, all pursuant to the Arrangement, have not been and will not be registered under the 1933 Act. The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to Section

3(a)(10) thereof, with respect to (a) the issuance of the Bellatrix Shares issuable to Angle Shareholders and (b) the deemed issuance under the 1933 Act of the post-amalgamation Bellatrix Shares issuable to Angle Shareholders and Bellatrix Shareholders, all pursuant to the Arrangement.

Angle has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Angle Securityholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Bellatrix or Angle may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to such Party.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all regulatory approvals including, without limitation, receipt of conditional approval of the TSX for issuance and listing of the Bellatrix Shares issuable pursuant to the Arrangement and approval of the NYSE MKT for issuance of the Bellatrix Shares issuable pursuant to the Arrangement, is a condition precedent to the Arrangement becoming effective. See "*Effect of the Arrangement – The Arrangement Agreement*". The Competition Act Approval was obtained on October 31, 2013.

Stock Exchange Approvals

Angle is a reporting issuer or the equivalent in each of the provinces of Canada. The Angle Shares are listed for trading on the TSX under the symbol "NGL" and the Angle Debentures are listed for trading on the TSX under the symbol NGL.DB. On October 11, 2013, the last trading day prior to the date of the announcement of the Arrangement, the closing price of the Angle Shares on the TSX was $3.21 and the closing price of the Angle Debentures on the TSX was $98.00. On November 7, 2013, the closing price of the Angle Shares on the TSX was $3.53 and the closing price of the Angle Debentures on the TSX was $104.15. It is anticipated that the Angle Shares and Angle Debentures will be delisted from the TSX following completion of the Arrangement. If the Angle Debentures are not acquired pursuant to the Arrangement, it is expected that the Angle Debentures will remain listed for trading on the TSX. For information with respect to the trading history of the Angle Shares and Angle Debentures, see Appendix J, "*Information Concerning Angle Energy Inc. – Price Range and Trading Volume of Securities*".

Bellatrix is a reporting issuer or the equivalent in each of the provinces of Canada and is an SEC registrant. The Bellatrix Shares are listed for trading on the TSX and the NYSE MKT under the symbol "BXE". On October 11, 2013, the last trading day prior to the date of the announcement of the Arrangement, the closing price of the Bellatrix Shares on the TSX and the NYSE MKT was $8.45 and US$8.14, respectively. On November 7, 2013, the closing price of the Bellatrix Shares on the TSX and the NYSE MKT was $7.32 and US$6.98, respectively. For information with respect to the trading history of the Bellatrix Shares, see Appendix K, "*Information Concerning Bellatrix Exploration Ltd. – Price Range and Trading Volume of Securities*".

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the issuance and listing of the Bellatrix Shares to be issued to Angle Shareholders pursuant to the Arrangement and the NYSE MKT shall have approved the issuance of such shares. The TSX has conditionally approved the issuance and listing of the Bellatrix Shares to be issued in connection with, or as a result of, the Arrangement. Bellatrix has applied to the NYSE MKT for approval of the issuance of Bellatrix Shares to be issued in connection with, or as a result of, the Arrangement. Listing of the Bellatrix Shares on the TSX is subject to Bellatrix fulfilling all of the listing requirements of the TSX, including approval of the Bellatrix Share Issuance Resolution by the Bellatrix Shareholders.

Securities Law Matters

Canada

General

The Bellatrix Shares to be issued to Angle Shareholders pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws, will generally be "freely tradable" and the resale of such Bellatrix Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under applicable Canadian securities laws if the following conditions are met: (a) the trade is not a control distribution (as defined in applicable securities legislation); (b) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (c) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (c) if the selling shareholder is an insider or an officer of Bellatrix, the selling shareholder has no reasonable grounds to believe that Bellatrix is in default of securities legislation. **Angle Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by applicable Canadian securities laws.**

MI 61-101

Each of Angle and Bellatrix is subject to the provisions of MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to "business combinations" which terminate the interests of securityholders without their consent.

The Arrangement may be considered a "business combination" under MI 61-101 because the payments to and benefits to be received by senior officers and directors of Angle described under the headings "*Interests of Certain Persons or Companies in the Arrangement*" may be considered a "collateral benefit" for the purposes of MI 61-101. Despite the fact that the Arrangement may constitute a "business combination", Angle is not required to obtain a formal valuation under MI 61-101 since no "interested party" of Angle is, as a consequence of the Arrangement, directly or indirectly, acquiring Angle or its business, nor is any such interested party a party to any connected transaction thereto which is also a related party transaction that would require a formal valuation to be obtained.

If the Arrangement constitutes a "business combination", MI 61-101 requires that the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution be approved by a majority of the minority of Angle Shareholders and Angle Debentureholders, respectively. In determining minority approval for a business combination, Angle is required to exclude the votes attached to Angle Shares and Angle Debentures that, to the knowledge of Angle and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all "interested parties" and their "related parties" and "joint actors" all as defined in MI 61-101.

The directors and senior officers of Angle and their affiliated entities and joint actors may be considered to be interested parties and thereby excluded, for the purposes of determining minority approval under MI 61-101 if they are entitled to receive, directly or indirectly, as a consequence of the Arrangement a "collateral benefit". For the purposes of MI 61-101, directors and senior officers of Angle receive a "collateral benefit" if , among other things, they are entitled to receive, subject to certain exceptions, directly or indirectly, as a consequence of the Arrangement, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Angle or of another person, regardless of the existence of any offsetting costs to the related party or whether the benefit is provided, or agreed to, by Angle or another party to the Arrangement. Each of the directors and officers of Angle hold Angle Shares and certain of the officers of Angle hold Angle Debentures. If the Arrangement is completed, the vesting of all unvested Angle Options will be accelerated so that such Angle Options are exercisable immediately prior to the Effective Time and the vesting of all unvested Angle RSUs will be accelerated so that Angle Shares issuable in respect of such Angle RSUs will be deemed to be issued effective immediately prior to the Effective Time. In addition, certain executive officers of Angle will receive change of control payments as a result of the

Arrangement. The accelerated vesting of Angle Options and Angle RSUs and the receipt of severance amounts may be considered to be "collateral benefits" received by the applicable directors and officers of Angle for the purposes of MI 61-101. See "*The Arrangement – Interests of Certain Persons or Companies in the Arrangement*" for information regarding the benefits and other payments to be received by each of the directors and officers of Angle in connection with the Arrangement. MI 61-101 expressly excludes benefits from being "collateral benefits" if such benefits are received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including where the related party and his or her associated entities beneficially owns or exercises control or direction over less than 1% of the outstanding equity securities at the time the Arrangement was agreed to or publicly announced and: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction is any manner; and (c) full particulars of the benefit are disclosed in the disclosure document for the transaction. Each of the directors and senior officers of Angle and their respective associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding Angle Shares (assuming the exercise of all Angle Options and Angle RSUs) other than Gregg Fischbuch, Heather Christie-Burns and Edward Muchowski, who, together with their respective associated entities hold 6.3%, 1.7% and 1.1%, respectively, of the outstanding Angle Shares assuming the exercise of all of their Angle Options and Angle RSUs, respectively, but otherwise on an undiluted basis.

MI 61-101 also excludes benefits from being "collateral benefits" if: (a) the related party discloses to an independent committee the amount of the consideration that the related party expects that it will be beneficially entitled to receive under the terms of the transaction in exchange for equity securities beneficially owned by the related party; (b) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (a); and (c) the independent committee's determination is disclosed in the disclosure document for the transaction.

An independent committee of the Angle Board, consisting of Scott Bratt, Keith Turnbull and Jacob Roorda (the "**Independent Committee**"), has determined that the value of any benefit to be received by Mr. Muchowski is less than 5% of the total value of the consideration they expect Mr. Muchowski to be entitled to receive under the Arrangement and, therefore, that Mr. Muchowski will not receive a "collateral benefit" (as defined in MI 61-101).

The Angle Shares and Angle Debentures held by Mr. Fischbuch and Ms. Christie-Burns will be excluded from determining minority approval for the Arrangement, being the votes attached to 4,395,462 Angle Shares which Mr. Fischbuch beneficially owns, or exercises control or direction over, and 616,713 Angle Shares and $11,000 aggregate principal amount of Angle Debentures which Ms. Christie-Burns beneficially owns, or exercises control or direction over.

In addition, MI 61-101 requires Angle to disclose any "prior valuations" (as defined in MI 61-101) of Angle or its material assets or securities made within the 24-month period preceding the date of this Information Circular. After reasonable inquiry, neither Angle nor any director nor any senior officer of Angle has knowledge of any such "prior valuation".

United States

The Bellatrix Shares (a) issuable to Angle Shareholders in exchange for their Angle Shares and (b) the deemed issuance under the 1933 Act of the post-amalgamation Bellatrix Shares issuable to Angle Shareholders and Bellatrix Shareholders, all pursuant to the Arrangement, have not been and will not be registered under the 1933 Act or any state securities laws, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof and exemptions under applicable state securities laws. Section 3(a)(10) of the 1933 Act exempts the issuance of any securities issued in exchange for one or more *bona fide* outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 8, 2013 and, subject to the approval of the Arrangement by Angle Shareholders and satisfaction of certain other conditions, a hearing on the

Arrangement will be held on December 10, 2013 by the Court. See "*Procedure for the Arrangement to Become Effective – Court Approval*".

The Bellatrix Shares issuable to Angle Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the 1933 Act, except by persons who will be "affiliates" of Bellatrix after the Effective Date or were affiliates of Bellatrix within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Bellatrix Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act and applicable state securities laws, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Bellatrix Shares outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Such Bellatrix Shares may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

The foregoing discussion is only a general overview of certain requirements of Canadian and United States securities laws applicable to the resale of Bellatrix Shares receivable pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Procedure for Exchange of Angle Security Certificates

Angle Shareholders and Angle Debentureholders (other than Angle Dissenting Shareholders and Angle Dissenting Debentureholders) must duly complete and return a Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal, respectively, together with the certificate(s) representing their Angle Shares and/or Angle Debentures, as the case may be, and all other required documents to the Depositary at one of the offices specified in the Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal. In the event that the Arrangement is not completed, such certificates will be promptly returned to Angle Securityholders who provided such certificates to the Depositary.

Enclosed with this Information Circular is a Shareholder Letter of Transmittal and Election Form and/or Debentureholder Letter of Transmittal which, when properly completed and returned together with the certificate or certificates representing Angle Shares and/or Angle Debentures, as the case may be, and all other required documents, will enable each Angle Securityholder to obtain the consideration that the Angle Securityholder is entitled to receive under the Arrangement.

Angle Shareholders who do not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form together with certificate(s) representing the applicable Angle Shares prior to the Election Deadline will be deemed to have elected to exchange 78% of their Angle Shares for the Share Consideration and 22% of their Angle Shares for the Cash Consideration, subject to pro-rationing. The Election Deadline is 5:00 p.m. (Calgary time) on the Business Day immediately prior to the date of the Angle Shareholder Meeting or, if the meeting is adjourned, 5:00 p.m. on the Business Day immediately prior to the date of the adjourned meeting. With a Meeting date of December 10, 2013, the Election Deadline will be 5:00 p.m. on December 9, 2013.

The Shareholder Letter of Transmittal and Election Form contains complete instructions on how to make your election and exchange your Angle Shares. The Debentureholder Letter of Transmittal contains complete instructions on how to exchange your Angle Debentures.

From and after the Effective Time, certificates formerly representing Angle Securities shall represent only the right to receive the consideration to which the former Angle Securityholders are entitled under the Arrangement, or as to those held by Angle Dissenting Shareholders or Angle Dissenting Debentureholders, other than those Angle Dissenting Shareholders or Angle Dissenting Debentureholders deemed to have participated in the Arrangement pursuant to the Plan of Arrangement, to receive the fair value of the Angle Securities represented by such certificates. As soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Angle Securities acquired by Bellatrix under the Arrangement of a duly completed Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal, as applicable, and the certificates representing such Angle Securities and all other required documents, the Depositary shall either: (a) forward by first class mail to such former holder at the address specified in the Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal; or (b) if requested by such Angle Securityholder in the Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal, as applicable, make available or cause to be made available at the Depositary for pickup by such Angle Securityholder, the cash and/or certificates representing the number of Bellatrix Shares issued to such Angle Securityholder under the Arrangement.

Subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Angle Shares or Angle Debentures that is not deposited with all other documents as required by the Plan of Arrangement on or before the last Business Day before the third anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature including the right of the former holders of Angle Shares or Angle Debentures, as applicable, to receive the consideration for such Angle Shares or Angle Debentures, as applicable, pursuant to the Plan of Arrangement (and any dividends or other distributions thereon). In such case, such Bellatrix Shares shall be returned to Bellatrix for cancellation and any cash (including any dividends or other distributions in respect of Bellatrix Share(s)) shall be returned to Bellatrix.

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Angle Securities that were exchanged pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Bellatrix, Angle and their respective transfer agents, which bond is in form and substance satisfactory to Bellatrix, Angle and their respective transfer agents, or shall otherwise indemnify Bellatrix, Angle and their respective transfer agents (to the reasonable satisfaction of such parties) against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Angle Securityholders whose Angle Securities are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Angle Securities.

The use of mail to transmit certificates representing Angle Securities, the Shareholder Letter of Transmittal and Election Form or the Debentureholder Letter of Transmittal is at each registered holder's risk. Angle recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and appropriate insurance be obtained.

If a Shareholder Letter of Transmittal and Election Form or a Debentureholder Letter of Transmittal is executed by a person other than the registered holder of the Angle Shares or Angle Debentures, as applicable, being exchanged or if the certificate(s) or cheque(s) to be issued in exchange therefor are to be issued to a person other than the registered owner(s) or sent to an address other then the address of the registered holder(s) as shown on the register of Angle Shareholders or Angle Debentureholders, as the case may be, maintained by the applicable register and transfer agent, the signature on the Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal, as the case may be, must be medallion guaranteed by an Eligible Institution (as defined in the applicable letter of transmittal). If the Shareholder Letter of Transmittal and Election Form or the Debentureholder Letter of Transmittal is executed by a person other than the registered owner(s) of the Angle Shares or Angle Debentures, as the case may be, and in certain other circumstances as set forth in the applicable letter of transmittal, then the certificate(s) representing the Angle Shares or Angle Debentures, as the case may be, must be endorsed or be accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or the transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) must be medallion guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt), and acceptance of any Angle Shares or Angle Debentures exchanged pursuant to the Arrangement will be determined by Bellatrix in its sole discretion. Depositing Angle Shareholders or Angle Debentureholders, as the case may be, agree that such determination shall be final and binding. Bellatrix reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Bellatrix reserves the absolute right to waive any defect or irregularity in the exchange of Angle Shares or Angle Debentures. There shall be no duty or obligation on Bellatrix, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Angle Shares or Angle Debentures and no liability shall be incurred by any of them for failure to give such notice.

Notwithstanding the provisions of this Information Circular, the Shareholder Letter of Transmittal and Election Form or the Debentureholder Letter of Transmittal, certificates represented Bellatrix Shares and/or cheques representing the consideration to be received pursuant to the Arrangement will not be mailed if Bellatrix determines that delivery thereof by mail may be delayed. Persons entitled to certificates and/or cheques which are not mailed for the following reason may take delivery thereof at the office of the Depositary in which the deposited certificates representing Angle Shares or Angle Debentures, as the case may be, were originally deposited until such time that it is determined that the delivery by mail will no longer be delayed.

Angle Securityholders are encouraged to deliver a validly completed and duly executed Shareholder Letter of Transmittal and Election Form and/or Debentureholder Letter of Transmittal, as applicable, together with the relevant security certificate(s) to the Depositary as soon as possible.

None of Angle, Bellatrix or the Depositary are liable for failure to notify Angle Securityholders, nor do they have any obligation to notify Angle Securityholders, who make a deficient deposit with the Depositary.


INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE ARRANGEMENT


Angle

Certain directors and officers of Angle have interests in the transactions contemplated by the Arrangement that may be different from, and/or in addition to, the interests of Angle Securityholders generally. The Angle Board was aware of these potential interests and considered them, along with other matters, in reaching its decision to approve the Arrangement and to recommend that Angle Securityholders vote in favour of the Arrangement. Except as described below, to the knowledge of Angle, no person that has been a director or executive officer of Angle at any time since the beginning of Angle's last completed financial year or any associate or affiliate thereof has any material interest, direct or indirect, in the Arrangement.

The table below sets forth the Angle Shares, Angle Debentures, Angle Option and Angle RSUs which the directors and officers of Angle beneficially own, directly or indirectly, or exercise control or direction over, as of November 7, 2013. All of the Angle Shares and Angle Debentures held by the directors and officers of Angle will be exchanged pursuant to the Arrangement on the same basis as Angle Securities held by other Angle Securityholders:

Name and Position	Angle Shares Held[1]	Principal Amount of Angle Debentures Held[2]	Angle Options Held[3]	Angle RSUs Held[4][5]	Potential Cash Payment for Angle Options for which vesting has been accelerated
Gregg Fischbuch Chief Executive Officer and Director	4,395,462[6]/5.4%	Nil	632,256/15.6%	37,295/4.0%	$174,111
Heather Christie-Burns President and Chief Operating Officer	616,713/0.8%	$11,000/ 0.0%	630,613/15.6%	37,295/4.0%	$174,150
Ken Hillier Chief Financial Officer	6,493/0.0%	Nil	270,000/6.7%	30,000/3.2%	$272,700
Duane Thompson Vice President, Production	77,040/0.1%[7]	Nil	205,732/5.1%	53,801/5.7%	$83,063

Name and Position	Angle Shares Held[1]	Principal Amount of Angle Debentures Held[2]	Angle Options Held[3]	Angle RSUs Held[4][5]	Potential Cash Payment for Angle Options for which vesting has been accelerated
Glen Richardson Vice President, Land	264,222/0.3%	Nil	250,745/6.2%	56,402/6.0%	$85,673
Noralee Bradley Chair	251,305/0.3%[8]	Nil	110,000/2.7%	25,000/2.7%	Nil
Keith S. Turnbull Director	26,000/0.0%	Nil	Nil	80,000/8.5%	Nil
Edward Muchowski Director	783,333/1.0%[9]	Nil	110,000/2.7%	25,000/2.7%	Nil
Timothy V. Dunne Director	175,446/0.2%[10]	Nil	110,000/2.7%	25,000/2.7%	Nil
Jacob Roorda Director	100,000/0.1%[11]	Nil	125,000/3.1%	25,000/2.7%	Nil
Scott Bratt Director	200,000/0.25%	Nil	Nil	70,000/7.4%	Nil
Total	**6,896,014 (8.5%)**	**$11,000 (0.0%)**	**2,444,346 (60.4%)**	**464,793 (49.3%)**	**$789,697**

Notes:

(1) Percentages based on 81,055,457 Angle Shares outstanding as of November 7, 2013.

(2) Percentages based on $60 million aggregate principal amount of Angle Debentures outstanding as of November 7, 2013.

(3) Percentages based on 4,042,692 Angle Options outstanding as of November 7, 2013.

(4) Percentages based on 935,877 Angle RSUs outstanding as of November 7, 2013.

(5) But for acceleration of vesting in connection with the Arrangement, all Angle RSUs would have been unvested at the date of the Angle Meetings, other than 4,098 Angle RSUs held by Mr. Fischbuch, 4,098 Angle RSUs held by Ms. Christie-Burns, 6,267 Angle RSUs held by Mr. Thompson, 7,134 Angle RSUs held by Mr. Richardson, 3,333 Angle RSUs held by Ms. Bradley, 21,666 Angle RSUs held by Mr. Turnbull, 3,333 Angle RSUs held by Mr. Muchowski, 3,333 Angle RSUs held by Mr. Dunne and 3,333 Angle RSUs held by Mr. Roorda.

(6) Includes 1,347,633 Angle Shares held by an associate of, and a corporation controlled by, Mr. Fischbuch.

(7) Includes 22,660 Angle Shares held by associates of Mr. Thompson.

(8) Includes 29,000 Angle Shares held by an associate of Ms. Bradley.

(9) Includes 5,000 Angle Shares held by an associate of Mr. Muchowski.

(10) Includes 24,420 Angle Shares held by an associate of Mr. Dunne.

(11) Includes 55,000 Angle Shares held by an associate of Mr. Roorda.

It is a condition in favour of Bellatrix pursuant to the Arrangement Agreement that all of the outstanding Angle Options and Angle RSUs shall have been exercised or cancelled on or before the Effective Date. Angle has entered into agreements with all Angle Optionholders (other than those holding Angle Options which shall terminate prior to the date of the Angle Shareholder Meeting in accordance with their terms) pursuant to which such holders elected to either exercise or terminate and surrender their Angle Options effective immediately prior to the Effective Time and conditional upon the Arrangement becoming effective. All Angle RSUs will be deemed to be exercised effective immediately prior to the Effective Time in accordance with the RSU Plan. In accordance with the terms of the Arrangement Agreement, Angle has determined to accept the election of holders (other than directors or officers of Angle) of 33,698 Angle RSUs to receive cash in lieu of Angle Shares upon the exercise or deemed exercise of their

Angle RSUs in accordance with the Angle RSU Plan. See "*Effect of the Arrangement – Effect of the Arrangement on Angle Options and Angle RSUs*".

All directors and officers of Angle have entered into Angle Support Agreements with Bellatrix pursuant to which they have agreed to vote Angle Securities that they beneficially own, or exercise direction or control over, in favour of the Arrangement. See "*Effect of the Arrangement – Angle Support Agreements*".

Certain officers of Angle will be paid aggregate severance of approximately $2.3 million in connection with the Arrangement. See " – *Termination of Employment, Change of Control and Employment Agreements*" below. Such officers will enter into non-solicitation agreements in favour of Bellatrix in the form attached as Schedule D to the Arrangement Agreement.

The Arrangement Agreement provides that Bellatrix will maintain or cause to be maintained customary policies of directors' and officers' liability insurance providing coverage comparable to the coverage provided by the directors' and officers' policies obtained by Angle that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date.

Pursuant to the Arrangement Agreement, Angle has the right to request that one mutually acceptable member of the Angle Board be appointed to the Bellatrix Board effective immediately following the Effective Time.

Angle has retained FirstEnergy and Cormark to be financial advisors to Angle with respect to the Arrangement. FirstEnergy and Cormark have received or will receive fees from Angle for services rendered.

Noralee Bradley is the Chair of the Angle Board and a partner of Osler, Hoskin & Harcourt LLP. Osler, Hoskin & Harcourt LLP acts as legal advisors to Angle and receives fees for services rendered in that capacity.

Termination of Employment, Change of Control and Employment Agreements

Gregg Fischbuch, Heather Christie-Burns, Ken Hillier, Glen Richardson and Duane Thompson each have "change of control" provisions in their written employment contracts (the "**Executive Employment Agreements**"). In the event of a change of control of Angle, the Executive Employment Agreements entitle the executives to terminate their employment with Angle within 90 days of the change of control and receive the same severance payment as would be payable by the Corporation on an involuntary termination, being: (a) in the case of Mr. Fischbuch and Ms. Christie-Burns, payment of 18 months' severance, any accrued bonus to date (prorated from the last bonus payment) and a lump sum equal to the annual bonus received for the last completed fiscal year; and (b) in the case of Mr. Hillier, Mr. Richardson and Mr. Thompson, payment of 12 months' severance, any accrued bonus to date (prorated from the last bonus payment) and a lump sum equal to the annual bonus received for the last complete fiscal year. The Angle Board has been advised that, following the completion of the Arrangement, the foregoing officers will not be continuing their employment with the combined company. Accordingly, in accordance with their Executive Employment Agreements, upon completion of the Arrangement, it is expected that such individuals will be entitled to the severance payments set forth below (less applicable deductions):

Name and Position	Estimated Severance Payment
Gregg Fischbuch Chief Executive Officer and Director	$691,836
Heather Christie-Burns President and Chief Operating Officer	$692,109
Ken Hillier Chief Financial Officer	$333,500
Duane Thompson Vice President, Production	$308,444
Glen Richardson Vice President, Land	$318,074

Bellatrix

The directors and officers of Bellatrix and their associates and affiliates, as a group, beneficially own, or exercise control or direction over, directly or indirectly, 40,000 Angle Shares and no Angle Debentures, which Angle Shares will be exchanged pursuant to the Arrangement on the same basis as Angle Shares held by other Angle Shareholders.

Bellatrix has retained AltaCorp and Macquarie Capital to be financial advisors to Bellatrix with respect to the Arrangement. AltaCorp and Macquarie Capital have received or will receive fees from Bellatrix for services rendered.

John H. Cuthbertson is a member of the Bellatrix Board and a partner of Burnet, Duckworth & Palmer LLP. Burnet, Duckworth & Palmer LLP acts as legal advisors to Bellatrix and receives fees for services rendered in that capacity.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Angle for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application; however, there have not been, to the knowledge of Angle, any recent significant decisions which would apply in this instance.

Angle Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

DISSENT RIGHTS

The following description of the right to dissent and appraisal to which registered Angle Securityholders are entitled is not a comprehensive statement of the procedures to be followed by an Angle Dissenting Shareholder or Angle Dissenting Debentureholder who seeks payment of the fair value of such Angle Dissenting Shareholder's Angle Shares or Angle Dissenting Debentureholder's Angle Debentures and is qualified in its entirety by reference to the full text of the Interim Order, Plan of Arrangement and the text of Section 191 of the ABCA, which are attached to this Information Circular as Appendix E, Schedule A to Appendix D and Appendix F, respectively. An Angle Dissenting Shareholder or Angle Dissenting Debentureholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Plan of Arrangement and by the Interim Order. Failure to adhere to the procedures established therein may result in the loss of all rights thereunder.

Accordingly, each Angle Dissenting Shareholder and Angle Dissenting Debentureholder who might desire to exercise Dissent Rights should consult his or her own legal advisor.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing. Subject to certain tests as described below, pursuant to the Interim Order, Angle Dissenting Shareholders and Angle Dissenting Debentureholders are entitled, in addition to any other right such Angle Dissenting Shareholder or Angle Dissenting Debentureholder may have, to dissent and to be paid by Bellatrix the fair value of the Angle Shares or Angle Debentures, as the case may be, held by such Angle Dissenting Shareholder or Angle Dissenting Debentureholder in respect of which such Angle Dissenting Shareholder or Angle Dissenting Debentureholder dissents, determined as of the close of business on the last Business Day before the day on which the Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as the case may be, from which such Angle Dissenting Shareholder's or Angle Dissenting Debentureholder's dissent was adopted and provided the Arrangement is completed in respect of such Securityholders. **An Angle Dissenting Shareholder or Angle Dissenting Debentureholder may dissent only with respect to all of the Angle Shares or Angle Debentures, respectively, held by such Angle Dissenting Shareholder or Angle Dissenting Debentureholder, or on behalf of any one beneficial owner and registered in the Angle Dissenting Shareholder's or Angle Dissenting Debentureholder's name. Only registered Angle Securityholders may dissent. Persons who are beneficial owners of Angle Securities registered in the name of**

a broker, dealer, bank, trust company or other nominee who wish to dissent, should be aware that they may only do so through the registered owner of such Angle Securities. A registered Angle Securityholder, such as a broker, who holds Angle Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise the Dissent Right on behalf of such beneficial owners with respect to all of the Angle Shares or Angle Debentures held for such beneficial owners. In such case, the written objection to the Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as the case may be, should set forth the number of Angle Shares and/or Angle Debentures covered by it.

Angle Dissenting Shareholders and Angle Dissenting Debentureholders must provide a written objection to the Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as the case may be, so that it is received by Angle c/o Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 – 1st Street SW, Calgary, Alberta T2P 5H1, Attention: Colin Feasby, by 5:00 p.m. on December 5, 2013 being the third Business Day immediately preceding the date of the Angle Meetings, or the Business Day immediately preceding the date of any adjournment of the Angle Shareholder Meeting or Angle Debentureholder Meeting, as applicable. **No Angle Shareholder or Angle Debentureholder who has voted in favour of the Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, respectively, shall be entitled to dissent with respect to the Arrangement.**

Bellatrix or an Angle Dissenting Shareholder or Angle Dissenting Debentureholder, as the case may be, may apply to the Court, after the approval of the Angle Shareholder Arrangement Resolution or the Angle Debentureholder Arrangement Resolution, as the case may be, to fix the fair value of such Angle Dissenting Shareholder's Angle Shares or Angle Dissenting Debentureholder's Angle Debentures. If such an application is made to the Court by either Bellatrix or an Angle Dissenting Shareholder or Angle Dissenting Debentureholder, as the case may be, Bellatrix must, unless the Court orders otherwise, send to each Angle Dissenting Shareholder or Angle Dissenting Debentureholder, as the case may be, a written offer to pay such Angle Dissenting Shareholder or Angle Dissenting Debentureholder an amount considered by the Bellatrix Board to be the fair value of the Angle Shares or Angle Debentures held by such Angle Dissenting Shareholder or Angle Dissenting Debentureholder, respectively. The offer, unless the Court orders otherwise, must be sent to each Angle Dissenting Shareholder or Angle Dissenting Debentureholder, as the case may be, at least 10 days before the date on which the application is returnable, if Bellatrix is the applicant, or within 10 days after Bellatrix is served a copy of the application, if an Angle Dissenting Shareholder or Angle Dissenting Debentureholder is the applicant. Every offer will be made on the same terms to each Angle Dissenting Shareholder or Angle Dissenting Debentureholder and contain or be accompanied with a statement showing how the fair value was determined.

An Angle Dissenting Shareholder or Angle Dissenting Debentureholder may make an agreement with Bellatrix for the purchase of such holder's Angle Shares or Angle Debentures, as the case may be, in the amount of the offer made by Bellatrix, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Angle Shares or Angle Debentures, as the case may be.

An Angle Dissenting Shareholder or Angle Dissenting Debentureholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Angle Shares of all Angle Dissenting Shareholders or the fair value of the Angle Debentures of all Angle Dissenting Debentureholders, as the case may be, who are parties to the application, giving judgment in that amount against Bellatrix and in favour of each of those Angle Dissenting Shareholders or Angle Dissenting Debentureholders, and fixing the time within which Bellatrix must pay the amount payable to each Angle Dissenting Shareholder or Angle Dissenting Debentureholder calculated from the date on which such Angle Dissenting Shareholder or Angle Dissenting Debentureholder ceases to have any rights as an Angle Shareholder or Angle Debentureholder, respectively, until the date of payment.

On the Arrangement becoming effective in respect of the Angle Shares and/or Angle Debentures, as the case may be, or upon the making of an agreement between Bellatrix and the Angle Dissenting Shareholder or Angle Dissenting Debentureholder as to the payment to be made by Bellatrix to the Angle Dissenting Shareholder or Angle Dissenting Debentureholder, or upon the pronouncement of a Court order, whichever first occurs, such Angle Dissenting Shareholder or Angle Dissenting Debentureholder will cease to have any rights as an Angle Shareholder or Angle Debentureholder, respectively, other than the right to be paid the fair value of such holder's Angle Shares or Angle Debentures, respectively, in the amount or in the amount of the judgment, as the case may be. Until one of these events occurs, the Angle Dissenting Shareholder or Angle Dissenting Debentureholder may withdraw his or her dissent or, if the Arrangement has not yet become effective, Angle may rescind the Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as the case may be, and in either event, the dissent and appraisal proceedings in respect of that Angle Dissenting Shareholder or Angle Dissenting Debentureholder will be discontinued.

Bellatrix shall not make a payment to a Angle Dissenting Shareholder or Angle Dissenting Debentureholder under Section 191 of the ABCA, as modified by the Interim Order and the Plan of Arrangement, if there are reasonable grounds for believing that Bellatrix is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets of Bellatrix would thereby be less than the aggregate of its liabilities. In such event, Bellatrix shall notify each Angle Dissenting Shareholder and Angle Dissenting Debentureholder that it is unable lawfully to pay such Angle Dissenting Shareholder or Angle Dissenting Debentureholder for his or her Angle Securities, in which case the Angle Dissenting Shareholder or Angle Dissenting Debentureholder may, by written notice to Bellatrix within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Arrangement as an Angle Shareholder or Angle Debentureholder, as the case may be. If the Angle Dissenting Shareholder or Angle Dissenting Debentureholder does not withdraw such holder's written objection, such Angle Dissenting Shareholder or Angle Dissenting Debentureholder retains status as a claimant against Bellatrix to be paid as soon as Bellatrix is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Bellatrix but in priority to its shareholders.

All Angle Shares and Angle Debentures held by Angle Dissenting Shareholders or Angle Dissenting Debentureholder, respectively, who exercise their Dissent Rights will, if the holders thereof do not otherwise withdraw such their written objections, be deemed to be transferred to Angle under the Arrangement (if applicable), and cancelled in exchange for the fair value thereof or will, if such Angle Dissenting Shareholders or Angle Dissenting Debentureholders ultimately are not so entitled to be paid the fair value thereof, be treated as if the holders had participated in the Arrangement on the same basis as a non-dissenting holder of Angle Shares or Angle Debentures, as the case may be.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Angle Dissenting Shareholders or Angle Dissenting Debentureholders who seek payment of the fair value of their Angle Shares or Angle Debentures, respectively. Section 191 of the ABCA, other than as amended by the Arrangement and the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, Angle Dissenting Shareholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA, the full text of which is set out in Appendix F to this Information Circular and consult their own legal advisor. Angle Dissenting Debentureholders who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the Interim Order, the full text of which is set out in Appendix E to this Information Circular and consult their own legal advisor**

Unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not more than 5% of the issued and outstanding Angle Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date. Should Dissent Rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding, Bellatrix may elect, in its sole discretion, not to proceed with the purchase of the Angle Debentures pursuant to the Arrangement, in which case, even if the Arrangement is completed in respect of the Angle Shares, Angle Debentures shall not have Dissent Rights in respect of the Arrangement.

Notwithstanding the foregoing, registered Angle Debentureholders who have validly exercised Dissent Rights shall not be entitled to dissent and to be paid the fair value of their Angle Debentures in the event that the Angle Debentures are not acquired by Bellatrix pursuant to the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to Angle, the following summary describes the principal Canadian federal income tax considerations in respect of the sale of Angle Shares and Angle Debentures pursuant to the Arrangement and the holding of Bellatrix Shares received pursuant to the Arrangement. This summary is generally applicable to a beneficial owner of Angle Shares and Angle Debentures who, at all relevant times, for purposes of the Tax Act, (1) deals at arm's length with Angle and Bellatrix; (2) is not affiliated with Angle or Bellatrix; and (3) holds the Angle Shares, Angle Debentures and will hold any Bellatrix Shares received under the Arrangement as capital property (a "**Holder**"). Generally, the Securities will be capital property to a Holder provided the Holder does not hold such Securities in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to shareholders who acquired their Angle Shares on the exercise of an employee stock option. Such shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulation, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This portion of the summary is not applicable to (i) a shareholder that is a "specified financial institution", (ii) a shareholder an interest in which is a "tax shelter investment", (iii) a shareholder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a "financial institution", (iv) a shareholder that reports its "Canadian tax results" in a currency other than Canadian currency, or (iv) a shareholder who acquired its Angle Shares on the exercise of an employment stock option that was granted while Angle qualified as a "Canadian controlled private corporation", each as defined in the Tax Act or a shareholder that enters into, with respect to any of their Securities, a "derivative forward agreement" as that term is defined in the draft legislation released by the Minister of Finance (Canada) on September 13, 2013. Such Securityholders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the relevant exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a "**Resident Holder**"). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Securities (and all other "Canadian securities", as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Securities might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Disposition of Angle Shares under the Arrangement

Resident Holder Receiving Only Cash for Angle Shares

Pursuant to the Arrangement a Resident Holder may elect to receive a cash payment in exchange for the Resident Holder's Angle Shares. In the event that such Resident Holder receives only cash in exchange for its Angle Shares (and is not subject to proration resulting in the receipt of a combination of cash and Bellatrix Shares as consideration), the Resident Holder will realize a capital gain (or capital loss) to the extent that the amount of cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Angle Shares to the Resident Holder. See "*Taxation of Capital Gains and Losses*" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Resident Holder Receiving Only Bellatrix Shares for Angle Shares

Pursuant to the Arrangement a Resident Holder may elect to receive Bellatrix Shares (the "**Exchanging Angle Shareholder**") in exchange for the Resident Holder's Angle Shares. In the event that such Resident Holder receives only Bellatrix Shares for its Angle Shares (and is not subject to proration resulting in the receipt of a combination of cash and Bellatrix Shares as consideration), then such Exchanging Angle Shareholder will not recognize a capital gain (or capital loss) on such disposition, unless (i) it chooses to recognize a capital gain (or capital loss) by including such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place, as described below; or (ii) it makes an election pursuant to section 85 of the Tax Act in relation to the disposition, as described below under "*Resident Holder Receiving Cash and Bellatrix Shares – With a Section 85 Election*", and its Elected Amount (as defined below) is in excess of the Exchanging Angle Shareholder's adjusted cost base of the Angle Shares.

Where an Exchanging Angle Shareholder does not choose to recognize a capital gain (or capital loss) in respect of the disposition, such Exchanging Angle Shareholder will be deemed to have disposed of the Angle Shares for proceeds of disposition equal to the Exchanging Angle Shareholder's adjusted cost base of the Angle Shares, determined immediately before the exchange, and the Exchanging Angle Shareholder will be deemed to have acquired the Bellatrix Shares at an aggregate cost equal to the proceeds of disposition of the Angle Shares. This cost will be averaged with the adjusted cost base of all other Bellatrix Shares held by the Exchanging Angle Shareholder for the purposes of determining the adjusted cost base of each Bellatrix Share held by the Exchanging Angle Shareholder.

Where an Exchanging Angle Shareholder chooses to recognize a capital gain (or capital loss) as described above, the Exchanging Angle Shareholder will recognize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Bellatrix Shares received, net of any reasonable costs associated with the disposition, exceeds (or is less than) the aggregate of the adjusted cost base of the Angle Shares to the Exchanging Angle Shareholder, determined immediately before the exchange. For a description of the tax treatment of capital gains and capital losses, see "*Taxation of Capital Gains and Losses*" below. The cost of the Bellatrix Shares acquired on the exchange will be equal to the fair market value thereof. This cost is generally averaged with the adjusted cost of all other Bellatrix Shares held by the Exchanging Angle Shareholder for the purpose of determining the adjusted cost base of each Bellatrix Share held by the Exchanging Angle Shareholder.

Resident Holder Receiving Cash and Bellatrix Shares - No Section 85 Election

A Resident Holder whose Angle Shares are exchanged for a combination of cash and Bellatrix Shares pursuant to the Arrangement, whether as a result of proration or a deemed election, and who does not make a valid joint election with Bellatrix pursuant to section 85 of the Tax Act with respect to the exchange (the "**Section 85 Election**"), will be deemed, to receive only Bellatrix Shares for the pro rata number of Angle Shares so exchanged and only cash for the remaining number of Angle Shares so exchanged. Under such circumstances, the tax considerations in respect of the portion of Angle Shares exchanged for cash will be the same as those described above under "*Disposition of Angle Shares under the Arrangement – Resident Holder Receiving Only Cash*". Further, the tax considerations in respect of the portion of Angle Shares exchanged for Bellatrix Shares will be the same as those described above under "*Disposition of the Angle Shares under the Arrangement - Resident Holder Receiving Only Bellatrix Shares for Angle Shares*".

Resident Holder Receiving Cash and Bellatrix Shares - With a Section 85 Election

A Resident Holder whose Angle Shares are exchanged for consideration that consists, in whole or in part, of Bellatrix Shares pursuant to the Arrangement is entitled to make a Section 85 Election jointly with Bellatrix (an "**Electing Holder**") and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of the Angle Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to the Electing Holder of the holder's Angle Shares equals or exceeds the amount of any cash received by such Electing Holder on the exchange, the Electing Holder may specify an Elected Amount in the Section 85 Election so as to not recognize a capital gain for the purposes of the Tax Act on the exchange.

The "**Elected Amount**" for an Electing Holder means the amount specified by the Electing Holder, subject to the limitations described below, in the Section 85 Election made pursuant to subsection 85(1) of the Tax Act (or in the case of a Resident Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) to be treated as the proceeds of disposition of the Angle Shares.

In general, an Electing Holder's Elected Amount may not be:

(a)   less than the amount of cash received by the Electing Holder on the exchange;

(b)   less than the lesser of (i) the adjusted cost base to the Electing Holder of the Angle Shares in respect of which the Section 85 Election is made, and (ii) the fair market value of the Electing Holder's Angle Shares in respect of which the Section 85 Election is made, in each case determined at the time of the exchange; or

(c)   greater than the fair market value of the Electing Holder's Angle Shares in respect of which the Section 85 Election is made at the time of the exchange.

An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act to the extent required so that it is in compliance. Within these limits, the Elected Amount may be any amount specified by the Electing Holder in the Section 85 Election form.

Generally, the tax treatment to an Electing Holder who makes a valid Section 85 Election jointly with Bellatrix in respect of the Electing Holder's Angle Shares will be as follows:

(a)   the Electing Holder will be deemed to have disposed of the Electing Holder's Angle Shares for proceeds of disposition equal to the Elected Amount;

(b)   the Electing Holder will not recognize a capital gain or capital loss if the Elected Amount equals the aggregate of the adjusted cost base to the Electing Holder of the Angle Shares determined immediately before the exchange and any reasonable costs of disposition;

(c)   the Electing Holder will recognize a capital gain to the extent that the Elected Amount exceeds the aggregate of the adjusted cost base to the Electing Holder of the Angle Shares determined immediately before the exchange and any reasonable costs of disposition (see "*Taxation of Capital Gains and Losses*" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act); and

(d)   the aggregate cost to the Electing Holder of the Bellatrix Shares acquired on the exchange will equal the Elected Amount less the amount of any cash received by the Electing Holder, and for the purpose of determining the adjusted cost base to the Electing Holder of those shares, such cost will be averaged with the adjusted cost base to the Electing Holder of any other Bellatrix Shares held at the Effective Time by the Electing Holder as capital property.

Bellatrix has agreed to make a Section 85 Election pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Electing Holder at the amount determined by such Electing Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

Bellatrix will make available on the Bellatrix website a pre-signed version of the required Section 85 Election forms by the 60th day following the Effective Date. An Electing Holder who is required to file a similar provincial election form must provide two (2) signed copies of the duly completed prescribed provincial form of election to Bellatrix within 90 days following the Effective Date. Such prescribed provincial election form will be signed by

Bellatrix and returned to the Electing Holder within 30 days of receipt for filing by the Electing Holder with the applicable provincial authorities.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled "*Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation*", (or if the Angle Shareholder is a partnership, Form T2058 entitled "*Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation*"). Resident Holders should consult their own tax advisors to determine whether any separate provincial election forms are required.

None of Angle, Bellatrix or any successor corporation shall be responsible for the proper completion of any Section 85 Election form or have any other liability or obligation in respect thereof except for the obligation of Bellatrix to sign and return duly completed provincial election forms which are received within 90 days of the Effective Date. Bellatrix will not be liable for or have any obligation in respect of any taxes, interest or penalties resulting from the failure of an Electing Holder to properly complete or file such election forms in the manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

Electing Holders are referred to CRA Information Circular 76-19R3 and CRA Interpretation Bulletin IT-291R3 for further information respecting the Section 85 Election. An Electing Holder who does not make a valid Section 85 Election (or corresponding provincial election, if applicable) may recognize a taxable capital gain under the Tax Act (or under applicable provincial tax legislation). The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. **Accordingly, Resident Holders who wish to make a Section 85 Election should consult their own tax advisors.**

Dissenting Resident Holders of Angle Shares

A dissenting Resident Holder of Angle Shares who validly exercises Dissent Rights in respect of the Arrangement and is entitled to be paid the fair value of their Angle Shares by Bellatrix will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest) exceeds (or is less than) the aggregate of the adjusted cost base of the Angle Shares to the dissenting Resident Holder and reasonable costs of the disposition. See "– *Capital Gains and Losses*". A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Disposition of Debentures under the Arrangement

A Resident Holder who disposes of Angle Debentures pursuant to the Arrangement will be required to include in income for the taxation year in which the disposition occurs interest accrued on the Angle Debentures up to the date of disposition to the extent that such amount has not otherwise been included in such Resident Holder's income for the taxation year or previous taxation year. Such amount will be excluded in computing such Resident Holder's proceeds of disposition for the Angle Debentures.

A Resident Holder who disposes of Angle Debentures pursuant to the Arrangement will also generally realize a capital gain (or capital loss) equal to the amount by which the cash proceeds received (net of amounts included in such Resident Holder's income as interest, as described above), net of any reasonable costs of disposition, exceed (or are less than) the aggregate of the adjusted cost base of the Angle Debentures to the Resident Holder.

Dissenting Resident Holders of Debentures

In the case of a dissenting Resident Holder of Debentures who validly exercises Dissent Rights in respect of the Arrangement, such dissenting Resident Holder will realize a capital gain (or capital loss) computed generally in the manner described above under the heading "– *Disposition of Debentures under the Arrangement*". Any interest accrued on a dissenting Resident Holder's Debentures to the date of the Arrangement, any deemed interest and any interest awarded by a Court, must be included in such dissenting Resident Holder's income for the taxation year in which the Arrangement occurs, except to the extent that such interest was otherwise included in such Holder's income for a previous year. Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Holding and Disposing of Bellatrix Shares

Dividends Received on Bellatrix Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Bellatrix Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income.

A Resident Holder that is "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Bellatrix Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

Disposition of Bellatrix Shares

Generally, on a disposition or deemed disposition of a Bellatrix Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of all Bellatrix Shares held immediately before the disposition or deemed disposition. See "*Taxation of Capital Gains and Losses*" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Taxation of Capital Gains and Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Bellatrix Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Bellatrix Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, is liable for tax, a portion of which may be refundable, on investment income, including taxable capital gains realized, dividends and interest.

Eligibility for Investment

Provided that the Bellatrix Shares are listed on a designated stock exchange (which currently includes the TSX and NYSE MKT) on the Effective Date, the Bellatrix Shares received by Angle Shareholders pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("**RRSP**"), registered retirement income funds ("**RRIF**"), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts ("**TFSA**").

Notwithstanding that the Bellatrix Shares may be qualified investments for a trust governed by a RRSP, RRIF or TFSA, the annuitant of an RRSP or RRIF or the holder of a TFSA will be subject to a penalty tax on the Bellatrix Shares (and other tax consequences may result) if the Bellatrix Shares are a "prohibited investment" for the RRSP, RRIF or TFSA, as the case may be. The Bellatrix Shares will not be a "prohibited investment" under the Tax Act for such RRSP, RRIF or TFSA provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, (i) deals at arm's length with Bellatrix and (ii) does not have a "significant interest" (within the meaning of the Tax Act) in (A) Bellatrix or (B) a corporation, partnership or trust that does not deal at arm's length with Bellatrix. Proposed Amendments to the Tax Act released on December 21, 2012 would delete the condition in (ii)(B) above.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Angle Shares, Angle Debentures or Bellatrix Shares in a business carried on in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of Angle Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Angle Shares pursuant to the Arrangement unless, at the Effective Time, the Angle Shares are "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder and are not "treaty protected property" (as defined in the Tax Act) of the Non- Resident Holder. See discussion below under "*Angle Securities – Taxable Canadian Property*".

A Non-Resident Holder whose Angle Shares are "taxable Canadian property" and are not "treaty protected property" will generally have the same tax considerations as those described above under "*Holders Resident in Canada – Disposition of Angle Shares under the Arrangement*".

Disposition of Angle Debentures under the Arrangement

A Non-Resident Holder of Angle Debentures will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to deduct any amount in respect of any capital loss) realized on the disposition of an Angle Debenture under the Arrangement unless such Debentures constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property". See discussion below under "*Angle Securities - Taxable Canadian Property*".

A Non-Resident Holder whose Angle Debentures are "taxable Canadian property" and are not "treaty protected property" will generally have the same tax considerations as those described above under "*Holders Resident in Canada – Disposition of Angle Debentures under the Arrangement*", except for the treatment of any interest paid or deemed to be paid to a Non-Resident Holder under the Arrangement in respect of an Angle Debenture.

Any interest paid or deemed to be paid to a Non-Resident Holder under the Arrangement in respect of an Angle Debenture will not be subject to Canadian withholding tax, provided such interest is not "participating debt interest" (as defined in the Tax Act).

Dissenting Non-Resident Holders

A Non-Resident Holder of Angle Shares or Angle Debentures who validly exercises Dissent Rights in respect of the Arrangement (a "**Dissenting Non-Resident**") and who, in accordance with the Arrangement, is consequently paid the fair value for its Angle Shares or Angle Debentures, as the case may be, by Bellatrix will generally be subject to the same tax considerations as those described above under "*Holders Not Resident in Canada – Disposition of Angle Shares under the Arrangement*" and "*Holders Not Resident in Canada – Disposition of Angle Debentures under the Arrangement*".

Any amount paid in respect of interest awarded by the Court to a Dissenting Non-Resident who validly exercises dissent rights will not be subject to Canadian withholding tax.

Angle Securities - Taxable Canadian Property

Generally, the Angle Securities will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that: (a) the Angle Shares are listed on a designated stock exchange (which includes the TSX) within the meaning of the Tax Act; (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, did not own 25% or more of the issued shares of any class or series of the capital stock of Angle at any time during the 60-month period immediately preceding that time; and (c) such Angle Securities are not deemed to be taxable Canadian property for purposes of the Tax Act.

Even if the Angle Securities are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Angle Securities will not be included in computing the Non-Resident Holder's income for the purposes of the Tax Act if the Angle Securities constitute "treaty-protected property". Angle Securities owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Angle Securities would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

A Non-Resident Holder who disposes of taxable Canadian property and such property is not treaty protected property, must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on any gain realized as a result.

Holding and Disposing of Bellatrix Shares

Dividends Received on Bellatrix Shares

Dividends paid or credited on the Bellatrix Shares or deemed to be paid or credited on the Bellatrix Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the *Canada-U.S. Income Tax Convention* (1980) (the "**Convention**"), where dividends on the Bellatrix Shares are considered to be paid to or derived by a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits in accordance with, the provisions of the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Bellatrix Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Bellatrix Shares, unless the Bellatrix Shares constitute "taxable Canadian property" to the Non-Resident Holder and do not constitute "treaty-protected property".

Generally , the Bellatrix Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the Bellatrix Shares are listed at that time on a designated stock exchange (which includes the TSX and NYSE MKT) unless at any particular time during the 60-month period that ends at that time (1) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm's length, or the Non-Resident Holder together with all such persons, has owned 25% or more of the issued shares of any class or series of the capital stock of the Bellatrix and (2) more than 50% of the fair market value of the Bellatrix Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Pursuant to the provisions of the Tax Act, where Angle Shares constitute "taxable Canadian property to a Non-Resident Holder, any Bellatrix Shares received by the Non-Resident Holder who exchanges such Angle Shares for Bellatrix Shares utilizing the rollover available under section 85.1 of the Tax Act or pursuant to a Section 85 Election will be deemed to constitute "taxable Canadian property" to the Non-Resident Holder. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of any Bellatrix Shares so long as the Bellatrix Shares constitute "taxable Canadian property" to the holder.

Non-Resident Holders whose Bellatrix Shares may constitute taxable Canadian property should consult their own tax advisors.

TAX CONSIDERATIONS IN OTHER JURISDICTIONS

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian federal income tax considerations. Angle Shareholders who are resident in (or citizens of) jurisdictions other than Canada should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions. Angle Shareholders should also consult their own tax advisors regarding provincial, state, local or territorial tax considerations of the Arrangement or of receiving and holding Bellatrix Shares.

TIMING

If the Meetings are held as scheduled and are not adjourned and the necessary conditions at that point in time are satisfied or waived, Angle will apply for the Final Order approving the Arrangement. If the Final Order is obtained on December 10, 2013 in form and substance satisfactory to Angle and Bellatrix and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Angle and Bellatrix expect the Effective Date will be on or about December 11, 2013. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Angle's and Bellatrix's objective is to have the Effective Date occur on or as soon as practicable after December 10, 2013. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

EXPENSES OF THE ARRANGEMENT

The aggregate costs of Angle to be incurred relating to the Arrangement including, without limitation, contractual severance obligations, legal, accounting, audit, financial advisory, printing, director and officer run-off insurance and other administrative and professional fees, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Angle Meetings are estimated to be approximately $12.1 million.

The aggregate costs of Bellatrix to be incurred relating to the Arrangement including, without limitation, legal, accounting, audit, financial advisory, the preparation and printing of this Information Circular, depositary services and other out-of-pocket costs associated with the Bellatrix Meeting are estimated to be approximately $5.4 million.

The aggregate costs of Bellatrix and Angle do not include the costs of any proxy solicitation agents that may be engaged by Bellatrix or Angle in connection with the Arrangement. Bellatrix will pay the costs of any proxy solicitation agent engaged to solicit proxies for the Bellatrix Share Issuance Resolution. If any proxy solicitation agent is engaged by Angle at the request of Bellatrix, acting reasonably, to solicit proxies in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution, the costs of such proxy solicitation agent will be paid by Bellatrix.

See "*Interests of Certain Persons or Companies in the Arrangement*". Except as expressly provided in the Arrangement Agreement, each of Angle and Bellatrix will bear its own costs and expenses in connection with the transactions contemplated by the Arrangement.

PRO FORMA INFORMATION OF BELLATRIX AFTER GIVING EFFECT TO THE ARRANGEMENT

General

The Arrangement will result in the acquisition of all of the Angle Shares and Angle Debentures by Bellatrix and the amalgamation of Bellatrix, Angle and ARI to form one corporation. Following the completion of the Arrangement, all of the issued and outstanding common shares of the amalgamated corporation will be held by the holders of

Bellatrix Shares (including Bellatrix Shares issued to former Angle Shareholders pursuant to the Arrangement) and the amalgamated corporation will continue the operations of Bellatrix and Angle on a combined basis under the name "Bellatrix Exploration Ltd.".

The following sets forth certain information relating to Bellatrix and Angle, together with pro forma information of Bellatrix after giving effect to the Arrangement and certain other adjustments. Additional information concerning each of Bellatrix and Angle is set forth elsewhere in this Information Circular. See Appendix J, "*Information Concerning Angle Energy Inc.*" and Appendix K, "*Information Concerning Bellatrix Exploration Ltd.*".

Officers and Directors

Officers

Following the completion of the Arrangement, Bellatrix will be led by Bellatrix's current executive management team comprised of: Raymond G. Smith as President and Chief Executive Officer, Brent A. Eshleman as Executive Vice-President, Edward J. Brown as Executive Vice-President, Finance and Chief Financial Officer, Ving Y. Woo as Vice-President and Chief Operating Officer, Russell G. Oicle as Vice-President, Exploration, Timothy A. Blair as Vice-President, Land, Garrett Ulmer as Vice-President, Engineering, Kelly M. Nichol as Vice-President, Business Development, Leanne Gress-Blue as Vice-President, Finance and Steven Vucurevich as Vice-President and Controller.

Directors

The post-Arrangement Bellatrix Board will consist of the following nine members, being current Bellatrix directors: Murray B. Todd, W.C. (Mickey) Dunn, Raymond G. Smith, John H. Cuthbertson, Murray L. Cobbe, Doug N. Baker, Keith E. Macdonald, Melvin M. Hawkrigg and Robert A. Johnson. It is expected that W.C. (Mickey) Dunn will continue in his capacity as Chairman of the Bellatrix Board. Pursuant to the Arrangement, Angle has the right to request that one mutually acceptable member of the Angle Board be appointed to the Bellatrix Board effective immediately following the Effective Time.

Selected Pro Forma Financial and Operational Information

The following tables set out certain pro forma financial and operational information for Bellatrix after giving effect to the Arrangement and certain other adjustments for the year ended December 31, 2012 and the nine months ended September 30, 2013.

Selected Pro Forma Financial Information

The following tables should be read in conjunction with the Bellatrix Annual Financial Statements, and the Bellatrix Interim Financial Report, Angle Annual Financial Statements and the Angle Interim Financial Report, each of which are incorporated by reference herein, as well as the unaudited pro forma consolidated financial statements of Bellatrix included in Appendix I hereto.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements of Bellatrix; or (ii) the results expected in future periods.

Pro Forma Financial Information
($000's, except per share amounts)
As at and for the Nine Months Ended September 30, 2013

	Bellatrix	Angle	Pro Forma Adjustments[1]	Pro Forma Bellatrix
Gross revenue[2]	208,436	131,529	-	339,965
Net profit	49,480	9,970	5,798	65,248
Net profit per share				
Basic	$0.46	$0.12	-	$0.41
Diluted	$0.43	$0.12	-	$0.39
Total assets	789,827	633,021	(7,352)	1,415,496
Total liabilities	350,257	297,046	(81,217)	566,086
Total shareholders' equity	439,570	335,975	73,865	849,410

Notes:

(1) The Bellatrix Financing (assuming no exercise of the Over-Allotment Option) has been included in the pro forma consolidated balance sheet of Bellatrix as at September 30, 2013. For additional details relating to pro forma adjustments, please refer to the unaudited consolidated pro forma financial statements of Bellatrix attached as Appendix I to this Information Circular.

(2) Gross revenue is presented gross of royalties and excludes realized gains and losses on commodity contracts.

Pro Forma Financial Information
($000's, except per share amounts)
Year Ended December 31, 2012

	Bellatrix	Angle	Pro Forma Adjustments[1]	Pro Forma Bellatrix
Gross revenue[2]	219,314	179,563	-	398,877
Net profit	27,771	(47,472)	6,866	(12,835)
Net profit per share				
Basic	$0.26	($0.59)	-	$(0.08)
Diluted	$0.25	($0.59)	-	$(0.08)

Notes:

(1) For additional details relating to pro forma adjustments, please refer to the unaudited consolidated pro forma financial statements of Bellatrix attached as Appendix I to this Information Circular.

(2) Gross revenue is presented gross of royalties and excludes realized gains and losses on commodity contracts.

Selected Pro Forma Operational Information

The following selected operational information for each of Bellatrix, Angle and Bellatrix on a combined basis following the completion of the Arrangement is based on information provided in the Angle Reserves Report and the Bellatrix Reserves Report and information provided in the Bellatrix Annual MD&A, Bellatrix Interim MD&A Angle Annual MD&A and Angle Interim MD&A. The Angle Reserves Report and the Bellatrix Reserves Report each have an effective date of December 31, 2012. Accordingly, references should be made to the information concerning the oil and natural gas properties and operations of Bellatrix as set forth in the Bellatrix AIF and the information concerning the oil and natural gas properties and operations of Angle as set forth in the Angle AIF, each of which are incorporated by reference herein.

Pro Forma Production Information
Nine Months Ended September 30, 2013

	Bellatrix	Angle[1]	Pro Forma[1]
Average Daily Production			
Crude Oil (bbls/d)	2,605	2,588	5,193
Natural Gas (Mcf/d)	89,891	28,174	118,065
NGL (bbls/d)	3,521	3,513	7,034
Total Oil Equivalent (BOE/d)	21,108	10,797	31,905

Note:

(1) On January 9, 2013, Angle divested certain non-core natural gas-weighted assets in the Edson area of Alberta for gross proceeds of $74 million, subject to certain closing adjustments and costs. Such disposed assets are excluded from the figures in the table. See "*General Development of the Business – History and Recent Developments – Developments in 2012 – Disposition of Edson Gas Assets*" in the Angle AIF incorporated by reference herein.

	Pro Forma Production Information Year Ended December 31, 2012		
	Bellatrix	Angle[1]	Pro Forma[1]
Average Daily Production			
Crude Oil (bbls/d)	3,239	1,695	4,934
Natural Gas (Mcf/d)	65,812	35,240	101,052
NGL (bbls/d)	2,478	4,308	6,786
Total Oil Equivalent (BOE/d)	16,686	11,876	28,562

Note:

(1) On January 9, 2013, Angle divested certain non-core natural gas-weighted assets in the Edson area of Alberta for gross proceeds of $74 million, subject to certain closing adjustments and costs. Such disposed assets are excluded from the figures in the table. See "*General Development of the Business – History and Recent Developments – Developments in 2012 – Disposition of Edson Gas Assets*" in the Angle AIF incorporated by reference herein.

	Pro Forma Reserves Information As at December 31, 2012		
	Bellatrix	Angle[1]	Pro Forma[1]
Gross Proved Reserves			
Crude Oil (Mbbls)	10,649	5,195	15,844
Natural Gas (MMcf)	213,348	90,495	303,843
NGL (Mbbls)	9,008	12,456	21,464
Total Oil Equivalent (MBOE)	55,215	32,734	87,949
Gross Proved plus Probable Reserves			
Crude Oil (Mbbls)	16,931	11,096	28,027
Natural Gas (MMcf)	415,310	164,212	579,522
NGL (Mbbls)	17,584	22,423	40,007
Total Oil Equivalent (MBOE)	103,734	60,887	164,621
Net Undeveloped Land (acres) (as at September 30, 2013)	202,536	228,253	430,789

Note:

(1) On January 9, 2013, Angle divested certain non-core natural gas-weighted assets in the Edson area of Alberta for gross proceeds of $74 million, subject to certain closing adjustments and costs. Such disposed assets are excluded from the figures in the table. See "*General Development of the Business – History and Recent Developments – Developments in 2012 – Disposition of Edson Gas Assets*" in the Angle AIF incorporated by reference herein.

Description of Share Capital

Bellatrix will be authorized to issue an unlimited number of Bellatrix Shares. Holders of Bellatrix Shares will be entitled to one vote per share at meetings of shareholders of Bellatrix, to receive dividends if, as and when declared by the board of directors of Bellatrix and to receive pro rata the remaining property and assets of Bellatrix upon its dissolution or winding-up, subject to the rights of shares having priority over the Bellatrix Shares.

Following completion of the Arrangement, it is anticipated that there will be 170,541,065 Bellatrix Shares issued and outstanding (based on the Angle Shares outstanding as of November 7, 2013 and after giving effect to the Bellatrix Financing (but prior to the exercise of the Over-Allotment Option) and assuming no additional Bellatrix Shares are issued by Bellatrix prior to the Effective Date, no Angle Options are exercised for Angle Shares prior to the Effective Date, 902,179 Angle RSUs are exercised for Angle Shares prior to the Effective Date and no Dissent Rights are exercised).

Expanded Credit Facilities

Bellatrix anticipates that in connection with closing the Arrangement, it will enter into expanded credit facilities with a syndicate of banks. These expanded credit facilities will supersede Bellatrix's existing credit facilities and are anticipated to contain similar terms to such credit facilities. The amount of the increase will be determined after a review by the banks of the Angle Assets. See "*Pro Forma Consolidated Capitalization of Bellatrix*" below and "*Risk Factors – Risks Related to the Arrangement – Possible Failure to Arrange Expanded Credit Facilities after Completion of the Arrangement*".

Pro Forma Consolidated Capitalization of Bellatrix

The following table sets forth the unaudited consolidated capitalization of Bellatrix as at September 30, 2013, both before and after giving effect to the transactions noted below. See also Appendix G, "*Pro Forma Financial Statements*".

Designation (authorized)	As at September 30, 2013 before giving effect to the Bellatrix Financing, the Bellatrix Joint Venture and the Arrangement (unaudited) ($ in 000's)	As at September 30, 2013 after giving effect to the Bellatrix Financing but before giving effect to the Bellatrix Joint Venture and the Arrangement (unaudited)[6] ($ in 000's)	As at September 30, 2013 after giving effect to the Bellatrix Financing, the Bellatrix Joint Venture and the Arrangement (unaudited) ($ in 000's)
Bank Debt (cash)[1] ($255 million)	$139,295	$(26,480)	$251,416[6]
Bellatrix Debentures[2] ($55 million)	$49,979	$49,979	$49,979
Angle Debentures[3] ($60 million)	Nil	Nil	Nil
Bellatrix Shares[4][5] (unlimited)	$379,694 (109,524,598 Bellatrix Shares)	$547,775[7] (131,399,598 Bellatrix Shares)	$791,580[7] (161,627,822 Bellatrix Shares)

Notes:

(1) As of September 30, 2013, Bellatrix's credit facilities (the "**Credit Facilities**") consisted of a $45 million demand operating facility provided by a Canadian bank and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution. The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013. As at September 30, 2013, Bellatrix had outstanding letters of credit totaling $0.5 million, that reduce the amount otherwise available to be drawn on the syndicated facility. As at September 30, 2013, Bellatrix had approximately $115.7 million or 45%, of unused and available bank credit under the Credit Facilities excluding the letters of credit. In connection with the Arrangement, Bellatrix anticipates entering into the Expanded Credit Facilities following the completion of the Arrangement. See Appendix K, "*Information Concerning Bellatrix Exploration Ltd.*".

(2) Represents the face amount of the outstanding Bellatrix Debentures without deducting the fair value of the conversion option. For a description of the Bellatrix Debentures, see note 6 to the Bellatrix Annual Financial Statements, incorporated by reference herein. On September 4, 2013, Bellatrix issued a notice of redemption to the holders of Bellatrix Debentures, with a redemption date of October 21, 2013 (see the Bellatrix September 4, 2013 MCR, incorporated by reference herein). From September 4, 2013 to September 30, 2013 a total of $5.021 million aggregate principal amount of Bellatrix Debentures were converted for 896,605 Bellatrix Shares, leaving $49.979 million aggregate principal amount of Bellatrix Debentures outstanding at September 30, 2013. Any Bellatrix Debentures not converted prior to October 21, 2013 were redeemed by Bellatrix on October 21, 2013, with the redemption amount paid in Bellatrix Shares. From October 1, 2013 to October 21, 2013 an aggregate of 8,898,246 Bellatrix Shares were issued by Bellatrix on redemption or conversion of the Bellatrix Debentures (including accrued interest paid in connection with the redemption thereof).

(3) Assumes the Angle Debentures participate in the Arrangement and are not outstanding following the Effective Time. In the event the Angle Debentureholders do not approve the Angle Debentureholder Arrangement Resolution, the Angle Debentures will remain outstanding following closing of the Arrangement and Angle will be required to make an offer to the holders of the Angle Debentures to purchase all the outstanding Angle Debentures at a purchase price equal to 100% of the principal amount of the Angle Debentures plus accrued and unpaid interest in accordance with the Angle Debenture Indenture. $60 million aggregate principal amount of Angle Debentures were outstanding as at September 30, 2013. See "*Effect of the Arrangement*".

(4) Assumes 30,228,224 Bellatrix Shares are issued pursuant to the Arrangement.

(5) In addition, as at September 30, 2013, Bellatrix had outstanding to its officers, directors, employees and consultants, options to purchase an aggregate of 9,211,229 Bellatrix Shares pursuant to the Bellatrix Option Plan at exercise prices ranging from $0.65 to $7.74 per Bellatrix Share.

(6) After including anticipated September 30, 2013 bank debt of Angle of $161.9 million, an aggregate of $69.7 million of the purchase price payable by Bellatrix for the Angle Shares pursuant to the Arrangement Agreement to be paid to Angle

Shareholders in exchange for Angle Shares pursuant to the Arrangement and $63.0 million (including accrued interest through September 30, 2013) assumed to be paid to acquire the Angle Debentures pursuant to the Arrangement, and after including $16.7 million received by Bellatrix upon closing of the Bellatrix Joint Venture.

(7)   After deducting estimated expenses of the Bellatrix Financing of $475,000 and the underwriters' fee of $8,750,000 and after tax effecting these share issuance costs using an estimated tax rate of 25%. Prior to exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, Bellatrix Shares will be $816,517 thousand and 164,909,072 Bellatrix Shares. Assumes all outstanding Angle Options are terminated, with any such "in-the-money" Angle Options terminated on payment of the applicable in-the-money amount. In addition, after giving effect to the Arrangement, assumes 30,228,224 Bellatrix Shares are issued in connection with the Arrangement (based on the Angle Shares outstanding as of November 7, 2013 and assuming no additional Bellatrix Shares are issued by Bellatrix prior to the Effective Date, no Angle Options are exercised for Angle Shares prior to the Effective Date, 902,179 Angle RSUs are exercised for Angle Shares prior to the Effective Date and no Dissent Rights are exercised) with an aggregate value of $243.8 million estimated based on $3.85 per Angle Share, net of share issuance costs and the tax impact thereof.

Principal Holders of Bellatrix Shares Following the Arrangement

To the knowledge of the respective directors and executive officers of Bellatrix, as at the date hereof, both before and after giving effect to the Arrangement, no persons will beneficially own, or control or direct, directly or indirectly, 10% or more of the Bellatrix Shares.

Auditors, Registrar and Transfer Agent

Following the completion of the Arrangement, the auditors for Bellatrix will continue to be KPMG LLP, Chartered Accountants located at Suite 2700, 205 – 5th Avenue SW, Calgary, Alberta, T2P 4B9.

Following the completion of the Arrangement, the transfer agent and registrar of Bellatrix will continue to be Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario. The co-transfer agent and registrar for the Bellatrix Shares in the United States will be Computershare Investor Services US at its principal office in Golden, Colorado.

Risk Factors

Angle Shareholders voting in favour of the Angle Shareholder Arrangement Resolution, and Bellatrix Shareholders voting in favour of the Bellatrix Share Issuance Resolution will be choosing to combine the businesses of Angle and Bellatrix and, in the case of Angle Shareholders, to invest in Bellatrix Shares. The Arrangement and investment in Bellatrix Shares involves risks. Securityholders should carefully consider the following risk factors in evaluating whether to approve the Angle Shareholder Arrangement Resolution, the Angle Debentureholder Arrangement Resolution and the Bellatrix Share Issuance Resolution, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in the Information Circular, including the documents incorporated by reference herein and documents filed by Bellatrix and Angle pursuant to Applicable Laws from time to time.

Risks Related to the Arrangement

Possible Failure to Realize Anticipated Benefits of the Arrangement

Bellatrix and Angle are proposing to complete the Arrangement to strengthen the position of Bellatrix in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Bellatrix's ability to realize the anticipated growth opportunities and synergies from combining the Angle Assets and Angle's operations with those of Bellatrix. The integration of Angle Assets requires the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Bellatrix's ability to achieve the anticipated benefits of the Arrangement.

Satisfaction of Condition Precedents

The completion of the Arrangement is subject to a number of conditions precedents, certain of which are outside the control of Bellatrix and Angle, including obtaining the requisite approvals from Bellatrix Shareholders and Angle Shareholders and required regulatory approvals. There is no certainty, nor can Bellatrix and/or Angle provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If for any reason the Arrangement is not completed, the market price of Bellatrix Shares or the Angle Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Bellatrix Board and/or Angle Board will be able to find another similar transaction in which to enter.

The Arrangement Agreement may be Terminated

Each of Bellatrix and Angle has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of Bellatrix or Angle provide any assurance, that the Arrangement will not be terminated by either Bellatrix or Angle before the completion of the Arrangement. For instance, Bellatrix and Angle have the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a material adverse effect. There is no assurance that a material adverse effect will not occur before the Effective Date, in which case Bellatrix and Angle could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Bellatrix and Angle even if the Arrangement is not completed.

Under the Arrangement Agreement, a Party is required to pay the other Party a fee in certain circumstances. This fee may discourage other parties from attempting to enter into a business transaction with Angle, even if those parties would otherwise be willing to enter into an agreement with Angle for a business combination. See "*Effect of the Arrangement – The Arrangement Agreement – Fees*".

Consents and Approvals

Completion of the Arrangement is conditional upon receiving certain consents and regulatory approvals. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Bellatrix, Angle or Bellatrix on a combined basis.

Angle Dissent Rights

Angle Shareholders and Angle Debentureholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Angle Shares or Angle Debentures, respectively, in cash in connection with the Arrangement in accordance with the ABCA as modified by the Interim Order and the Plan of Arrangement. It is a condition to completion of the Arrangement for the benefit of Bellatrix that Angle Shareholders holding not more than 5% of the outstanding Angle Shares shall have exercised Dissent Rights in respect of the Arrangement and, as such, the Arrangement may not be completed if a sufficient number of Angle Shareholders exercise Dissent Rights. In addition, if Dissent Rights shall have been exercised in respect of more than 5% of the aggregate principal amount of the Angle Debentures outstanding, Bellatrix may elect, in its sole discretion, not to proceed with the purchase of the Angle Debentures pursuant to the Arrangement. If there are a significant number of Angle Dissenting Shareholders and/or Angle Dissenting Debentureholders and Bellatrix does not waive the conditions relating to Dissent Rights in the Arrangement Agreement, a substantial cash payment may be required to be made to such Angle Securityholders that could have an adverse effect on Bellatrix's financial condition and cash resources if the Arrangement is completed.

Potential Undisclosed Liabilities Associated with the Arrangement

In connection with the Arrangement, there may be liabilities that Bellatrix or Angle failed to discover or was unable to quantify in its respective due diligence, which it conducted prior to the execution of the Arrangement Agreement and Bellatrix or Angle may not be indemnified for some or all of these liabilities.

Dilutive Effect

The issuance of Bellatrix Shares pursuant to the Arrangement, if completed, will have an immediate dilutive effect on the ownership interest in Bellatrix.

Volatility of Market Price of Bellatrix Shares

The market price of the Bellatrix Shares may be volatile. The volatility may affect the ability of holders to sell the Bellatrix Shares at an advantageous price. Market price fluctuations in the Bellatrix Shares may be due to Bellatrix's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by Bellatrix or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "*Forward-Looking Statements*". In addition, the market price for securities on stock markets, including the TSX and NYSE MKT, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Bellatrix Shares.

Possible Failure to Arrange Expanded Credit Facilities after Completion of the Arrangement

Bellatrix anticipates increasing its borrowing base under its credit facilities in connection with the Arrangement. There is a risk that Bellatrix may not be able to increase its credit facilities in connection with the Arrangement to the level anticipated and on terms acceptable to it and there can be no assurance that the Credit Facilities will be increased to the amounts and in the timeframes anticipated. It is a condition to completion of the Arrangement for the benefit of Bellatrix that Bellatrix's bankers or lenders shall have agreed to enter into new or amended credit facilities with Bellatrix to increase Bellatrix's borrowing limit above Bellatrix's current credit facilities to allow the amount owing on Angle's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement on terms and conditions satisfactory to Bellatrix, acting reasonably. If Bellatrix is not able to enter into such new or amended credit facilities, Bellatrix may elect, in its sole discretion, not to complete the Arrangement.

Forward-Looking Information May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking information. By its nature forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Risk Factors after Giving Effect to the Arrangement

For a description of the risk factors applicable to Angle and an investment in the Angle Shares, see "*Risk Factors*" in the Angle AIF, which is incorporated by reference herein. For a description of the risk factors applicable to Bellatrix and an investment in the Bellatrix Shares, see "*Risk Factors*" in the Bellatrix AIF, which is incorporated by reference herein.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement will be passed upon by Osler, Hoskin & Harcourt LLP on behalf of Angle. As at November 7, 2013, the partners and associates of Osler, Hoskin & Harcourt LLP owned, directly and indirectly, in the aggregate, less than 1% of the outstanding Angle Securities and Bellatrix Shares. Noralee Bradley, a partner at Osler, Hoskin & Harcourt LLP, is the Chair of the Angle Board.

Certain reserves data included or incorporated herein by reference into this Information Circular has been prepared by GLJ in respect of Angle. As of the date hereof, GLJ does not have any registered or beneficial interest, direct or indirect, in any securities or other property of Angle, or any of its associates or affiliates. For the purposes of this paragraph, GLJ shall be interpreted to include its "designated professionals" as such term is defined in Form 51-101F2 – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor ("**Form 51-101F2**").

Certain reserves data included or incorporated herein by reference into this Information Circular has been prepared by Sproule in respect of Bellatrix. As of the date hereof, Sproule does not have any registered or beneficial interest, direct or indirect, in any securities or other property of Bellatrix, or any of its associates or affiliates. For the purposes of this paragraph, Sproule shall be interpreted to include its "designated professionals" as such term is defined in Form 51-102F2.

FirstEnergy was retained by the Angle Board to provide the Angle Fairness Opinion. As at the date hereof, FirstEnergy and the "designated professionals" (as such term is defined in Form 51-102F2) of FirstEnergy owned, directly and indirectly, in the aggregate, less than 1% of the outstanding Angle Securities and less than 1% of the outstanding Bellatrix Shares.

AltaCorp and Macquarie Capital were retained by the Bellatrix Board to provide the Bellatrix Fairness Opinions. As at the date hereof, each of AltaCorp and Macquarie Capital and their respective "designated professionals" (as such term is defined in Form 51-102F2) thereof owned, directly and indirectly, in the aggregate, less than 1% of the outstanding Bellatrix Shares and less than 1% of the outstanding Angle Shares.

The Angle Annual Financial Statements have been incorporated by reference in this Information Circular. KPMG LLP, the auditor of Angle, has advised that they are independent with respect to Angle within the meaning of the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

The Bellatrix Annual Financial Statements have been incorporated by reference in this Information Circular. KPMG LLP, the auditor of Bellatrix, has advised that it is independent with respect to Bellatrix within the meaning of the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

INFORMATION CONCERNING ANGLE ENERGY INC.

See Appendix J attached to this Information Circular for detailed information concerning Angle.

INFORMATION CONCERNING BELLATRIX EXPLORATION LTD.

See Appendix K attached to this Information Circular for detailed information concerning Bellatrix.

MATTERS TO BE CONSIDERED AT THE ANGLE MEETINGS

Angle Shareholder Meeting

At the Angle Shareholder Meeting, Angle Shareholders will be asked to consider the Angle Shareholder Arrangement Resolution in the form set forth in Appendix A of this Information Circular. Angle Shareholders are urged to review the various sections of this Information Circular when considering the Angle Shareholder Arrangement Resolution. In particular, see, "*The Arrangement*" and Appendix K, "*Information Concerning Bellatrix Exploration Ltd.*". For information relating to the impact of the Arrangement on Angle and Bellatrix, see "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement*" and Appendix I, "*Pro Forma Consolidated Financial Statements of Bellatrix Exploration Ltd.*"

The Angle Shareholder Arrangement Resolution must be approved by at least 66⅔% of the votes cast by Angle Shareholders, present in person or by proxy at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101.

Unless otherwise directed, the persons named in the accompanying form of proxy for the Angle Shareholder Meeting intend to vote in favour of the Angle Shareholder Arrangement Resolution.

It is a condition to the completion of the Arrangement that the Angle Shareholder Arrangement Resolution be approved at the Angle Shareholder Meeting.

Angle Debentureholder Meeting

At the Angle Debentureholder Meeting, Angle Debentureholders will be asked to consider the Angle Debentureholder Arrangement Resolution in the form set forth in Appendix B of this Information Circular. Angle Debentureholders are urged to review the various sections of this Information Circular when considering the Angle Debentureholder Arrangement Resolution. In particular, see, "*The Arrangement*".

The Angle Debentureholder Arrangement Resolution must be approved by Angle Debentureholders holding at least 66 ⅔% of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting and by Angle Debentureholders holding at least a majority of the aggregate principal amount of Angle Debentures outstanding present in person or by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101.

Unless otherwise directed, the persons named in the accompanying form of proxy for the Angle Debentureholder Meeting intend to vote in favour of the Angle Debentureholder Arrangement Resolution.

It is not a condition to the completion of the Arrangement that the Angle Debentureholder Arrangement Resolution be approved at the Angle Debentureholder Meeting. However, if the Angle Debentureholder Arrangement Resolution is not approved by Angle Debentureholders, the Angle Debentures will not be included in the Arrangement and Angle will be required to make an offer to the holders of the Angle Debentures to purchase all the outstanding Angle Debentures at a purchase price equal to 100% of the principal amount of the Angle Debentures plus accrued and unpaid interest in accordance with their terms.

MATTERS TO BE CONSIDERED AT THE BELLATRIX MEETING

The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition. As the Arrangement may result in the issuance of up to approximately 30.7% of the issued and outstanding Bellatrix Shares on a non-diluted basis as calculated on the date the Arrangement Agreement was entered into by Bellatrix and Angle (before giving effect to the Bellatrix Financing and the issuance of Bellatrix Shares upon the redemption or conversion of the Bellatrix Debentures after such date), the Bellatrix Share Issuance Resolution must be approved by a majority of the votes cast by Bellatrix Shareholders who vote in person or by proxy at the Bellatrix Meeting. At the Bellatrix Meeting, Bellatrix Shareholders will be asked to consider the Bellatrix Share Issuance Resolution in the form set forth in Appendix C of this Information Circular.

Pursuant to the Bellatrix Share Issuance Resolution, Bellatrix Shareholders will be considering the approval of the issuance of (i) up to 32,162,986 Bellatrix Shares in exchange for Angle Shares (including in exchange for up to 4,042,692 Angle Shares issued on exercise of outstanding Angle Options, up to 935,877 Angle Shares issued pursuant to outstanding Angle RSUs and up to 5,000 additional Bellatrix Shares as may be required to be issued to account for clerical and administrative matters, including the rounding for fractional shares); and (ii) if the Angle Debentures are not acquired by Bellatrix pursuant to the Arrangement and are still outstanding after the Effective Time of the Arrangement, up to 1,765,350 Bellatrix Shares on conversion of the outstanding Angle Debentures following the Effective Time; however, Bellatrix and Angle expect that a lesser number of Bellatrix Shares will be issued in exchange for Angle Shares pursuant to the Arrangement as (i) a number of Angle Options are currently out-of-the-money, (ii) some holders of Angle Options are expected to surrender their Angle Options in exchange for a cash payment instead of exercising such Angle Options for Angle Shares, (iii) some holders of Angle RSUs may exercise their Angle RSUs for a cash payment in lieu of receiving Angle Shares upon such exercise, and (iv) some or all of the Angle Debentures may be acquired by Bellatrix pursuant to the Arrangement or, if not acquired pursuant to the Arrangement, upon an offer made by Bellatrix to acquire such Angle Debentures after the Effective Time as described under "*Effect of the Arrangement – Effect on Angle Debentures if Angle Debentureholder Approval is Not Obtained.*"

Bellatrix Shareholders are urged to review the various sections of this Information Circular when considering the Angle Shareholder Arrangement Resolution. In particular, see, "*The Arrangement*" and Appendix J, "*Information Concerning Angle Energy Inc.*". For information relating to the impact of the Arrangement on Angle and Bellatrix, see "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement*" and Appendix I, "*Pro Forma Consolidated Financial Statements of Bellatrix Exploration Ltd.*". The issuance of the additional Bellatrix Shares pursuant to the Arrangement does not materially affect control of Bellatrix.

Unless otherwise directed, the persons named in the accompanying form of proxy for the Bellatrix Meeting intend to vote in favour of the Bellatrix Share Issuance Resolution.

It is a condition to the completion of the Arrangement that the Bellatrix Share Issuance Resolution be approved at the Bellatrix Meeting.

GENERAL PROXY MATTERS - ANGLE

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of Angle for use at the Angle Meetings and the associated costs thereof will be borne by Angle. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Angle (who will not be specifically remunerated therefore). In addition, the Arrangement Agreement provides that, if requested by Bellatrix, acting reasonably, Angle shall engage a proxy solicitation agent to solicit proxies in favour of the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution, in which case the costs of such agent shall be paid by Bellatrix.

The Angle Meetings are being called pursuant to the Interim Order of the Court to seek the requisite approval of Angle Shareholders and Angle Debentureholders to the Arrangement in accordance with Section 193 of the ABCA. See "*The Arrangement*" and *"Matters to be Considered at the Angle Meeting*s".

The information set forth below generally applies to registered holders of Angle Securities. If you are a beneficial holder of Angle Securities (i.e., your Angle Securities are held through a broker, financial institution or other nominee), please see *"Information for Beneficial Holders*" at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Angle Shares and/or a form of proxy for holders of Angle Debentures. The persons named in the enclosed form(s) of proxy are directors and/or officers of Angle. **An Angle Securityholder has the right to appoint a person (who need not be a Angle Securityholder) other than the persons designated in the form of proxy provided by Angle to represent the Angle Securityholder at the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be.** To exercise this right, the Angle Securityholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. In order to be effective, a proxy must be forwarded so as to reach, or be deposited with Valiant Trust Company at 310, 606 – 4th Street S.W. Calgary, Alberta, T2P 1T1, Attention: Proxy Department or by fax at (403) 233-2857, no later than: (a) 9:00 a.m. (Calgary time) on December 6, 2013 (in the case of proxies for Angle Shareholders), (b) 10:00 a.m. (Calgary time) on December 6, 2013 (in the case of proxies for Angle Debentureholders) or, (c) if the Angle Shareholder Meeting or Angle Debentureholder Meeting is adjourned, forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjournment of such meeting. The proxy shall be in writing and executed by the Angle Securityholder or such Angle Securityholder's attorney authorized in writing, or if such Angle Securityholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, a Angle Securityholder may revoke a proxy: (a) by instrument in writing executed by the Angle Securityholder or such Angle Securityholder's attorney authorized in writing or if the Angle Securityholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, indicating the capacity under while such officer or attorney is signing and deposited with Valiant Trust Company, the transfer agent of the Corporation and the trustee under the Debenture Indenture, at the office designated in the Notice of Angle Shareholder Meeting or Notice of Angle Debentureholder Meeting not later than 5:00 p.m. (Calgary time), on the Business Day preceding the day of the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be, (or any adjournment or postponement thereof) or with the Chair on the day of the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be, (or any adjournment or postponement thereof); (b) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law.

Proxy Voting

The Angle Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, the Angle Shares will be voted FOR the approval of the Angle Arrangement Shareholder Resolution. In respect of any other matters other than the Angle Shareholder Arrangement Resolution to be considered at the Angle Shareholder Meeting, where no choice is specified, the Angle Shares will be voted for in favour of each matter identified in the accompanying Notice of Meeting to Angle Shareholders.** The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting to Angle Shareholders and with respect to other matters which may properly come before the Angle Shareholder Meeting or any adjournment thereof. As of the date hereof, management of Angle knows of no amendments, variations or other matters to come before the Angle Shareholder Meeting; however, if any other matter properly comes before the Angle Shareholder Meeting, the accompanying applicable form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

The Angle Debentures represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, the Angle Debentures will be voted FOR the approval of the Angle Arrangement Debentureholder Resolution. In respect of any other matters other than the Angle Debentureholder Arrangement Resolution to be considered at the Angle Debentureholder Meeting, where no choice is specified, the Angle Debentures will be voted for in favour of each matter identified in the accompanying Notice of Meeting to Angle Debentureholders.** The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting to Angle Debentureholders and with respect to other matters which may properly come before the Angle Debentureholder Meeting or any adjournment thereof. As of the date hereof, management of Angle knows of no amendments, variations or other matters to come before the Angle Debentureholder Meeting; however, if any other matter properly comes before the Angle Debentureholder Meeting, the accompanying applicable form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

General

Angle is not using "notice-and-access" to send its proxy-related materials to the Angle Securityholders, and paper copies of such materials will be sent to all Angle Securityholders. Angle will not send proxy-related materials directly to non-objecting Beneficial Holders and such materials will be delivered to non-objecting Beneficial Holders through their intermediaries.

Voting Securities of Angle and Principal Holders thereof

As at November 7, 2013, there were 81,055,457 Angle Shares issued and outstanding. Each Angle Share entitles the holder thereof to one vote per share at the Angle Shareholder Meeting.

As at November 7, 2013, there was $60 million aggregate principal amount of Angle Debentures issued and outstanding. Each $1,000 principal amount of Angle Debentures entitles holder thereof to one vote on a ballot at the Angle Debentureholder Meeting.

The record date for determination of Angle Shareholders and Angle Debentureholders entitled to receive notice of and to vote at the Angle Shareholder Meeting and the Angle Debentureholder Meeting, respectively, is the close of business on November 5, 2013. Angle will prepare, as of the Angle Record Date, a list of Angle Shareholders entitled to receive the Notice of the Angle Shareholder Meeting, showing the number of Angle Shares held by each such Angle Shareholder, and a list of Angle Debentureholders entitled to receive the Notice of the Angle Debentureholder Meeting, showing the number of Angle Debentures held by each such Angle Debentureholder.

Angle Shareholders and Angle Debentureholders whose names have been entered in the register of holders of Angle Shares or the register of holders of Angle Debentures, respectively, on the close of business on the Angle Record Date will be entitled to receive notice of and to vote the Angle Shares or Angle Debentures shown opposite such Angle Shareholder's or Angle Debentureholder's name at the Angle Shareholder Meeting or the Angle Debentureholder Meeting, respectively; provided that, to the extent that an Angle Shareholder transfers ownership of any Angle Shares after the Angle Record Date and the transferee of those Angle Shares establishes ownership of such Angle Shares and demands, not later than ten days before the Angle Shareholder Meeting, to be included in the list of Angle Shareholders eligible to vote at the Angle Shareholder Meeting, such transferee will be entitled to vote such Angle Shares at the Angle Shareholder Meeting.

To the knowledge of the directors and officers of Angle, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Angle Shares or Angle Debentures.

Procedure and Votes Required

Pursuant to the Interim Order:

(a)   each Angle Share entitled to vote at the Angle Shareholder Meeting will entitle the holder to one vote at the Angle Shareholder Meeting in respect of the Angle Shareholder Arrangement Resolution;

(b)   each $1,000 principal amount of Angle Debentures entitled to be voted in respect of the Angle Debentureholder Arrangement Resolution will entitle the holder to one vote at the Angle Debentureholder Meeting;

(c)   the number of votes required to pass the Angle Shareholder Arrangement Resolution shall be not less than 66 2⁄3% of the votes cast by Angle Shareholders, present in person or by proxy, voting at the Angle Shareholder Meeting and a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101;

(d)   the number of votes required to pass the Angle Debentureholder Arrangement Resolution shall be not less than 66 2⁄3% of the votes cast by Angle Debentureholders, present in person or by proxy, voting at the Angle Debentureholder Meeting and a majority of the votes cast by Angle Debentureholders present in person or represented by proxy at the Angle Debentureholder Meeting, after excluding the votes cast by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101;

(e)   the quorum required at the Angle Shareholder Meeting will be two Angle Shareholders present in person, or represented by proxy, at the opening of the Angle Shareholder Meeting, and holding or representing not less than one-twentieth of the Angle Shares entitled to be voted at the Angle Shareholder Meeting, provided that if a quorum is not so present within 30 minutes of the appointed time of the Angle Shareholder Meeting, the Angle Shareholder Meeting shall stand adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place. Notice of any adjournment shall be given by press release, newspaper advertisement or mail, as determined by the Angle Board, which notice shall be sufficient for all purposes thereof; and

(f)   the quorum required at the Angle Debentureholder Meeting will be Angle Debentureholders present in person, or represented by proxy, at the opening of the Angle Debentureholder Meeting, and holding or representing not less than 25% of the aggregate principal amount of Angle Debentures then outstanding, provided that if a quorum is not so present within 30 minutes of the appointed time of the Angle Debentureholder Meeting, the Angle Debentureholder Meeting shall stand adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and if at such adjourned meeting a quorum is not present, the Angle Debentureholders present in person or represented by proxy shall constitute a quorum for all purposes.

Notwithstanding the foregoing, the Angle Shareholder Arrangement Resolution and the Angle Debentureholder Arrangement Resolution each authorizes the Angle Board, without further notice to or approval of the Angle Shareholders or Angle Debentureholders, subject to the terms of the Plan of Arrangement, the Arrangement Agreement and the Interim Order, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A to this Information Circular for the full text of the Angle Shareholder Arrangement Resolution and Appendix B to this Information Circular for the full text of the Angle Debentureholder Arrangement Resolution.

GENERAL PROXY MATTERS - BELLATRIX

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of Bellatrix for use at the Bellatrix Meeting and the associated costs thereof will be borne by Bellatrix. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Bellatrix (who will not be specifically remunerated therefore). In addition, Bellatrix may retain a proxy solicitation agent to solicit proxies in favour of the Bellatrix Share Issuance Resolution, in which case the costs of such agent shall be paid by Bellatrix.

The Bellatrix Meeting is being called to seek the requisite approval of Bellatrix Shareholders to the Bellatrix Share Issuance Resolution. See "*The Arrangement"* and *"Matters to be Considered at the Bellatrix Meeting*".

The information set forth below generally applies to registered holders of Bellatrix Shares. If you are a beneficial holder of Bellatrix Shares (i.e., your Bellatrix Shares are held through a broker, financial institution or other nominee), please see "*Information for Beneficial Holders*" at the front of this Information Circular.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Bellatrix Shares. The persons named in the enclosed form of proxy are directors and/or officers of Bellatrix. **A Bellatrix Shareholder has the right to appoint a person (who need not be a Bellatrix Shareholder) other than the persons designated in the form of proxy provided by Bellatrix to represent the Bellatrix Shareholder at the Bellatrix Meeting.** To exercise this right, the Bellatrix Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. In order to be effective, a proxy must be forwarded so as to reach, or be deposited with Computershare Trust Company of Canada (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775, no later than 11:00 a.m. (Calgary time) on December 6, 2013 or, if the Bellatrix Meeting is adjourned, no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the beginning of any adjournment of the Bellatrix Meeting. The proxy shall be in writing and executed by the Bellatrix Shareholder or such Bellatrix Shareholder's attorney authorized in writing, or if such Bellatrix Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

The record date for determination of Bellatrix Shareholders entitled to receive notice of and to vote at the Bellatrix Meeting is the close of business on November 5, 2013. Bellatrix will prepare, as of the Bellatrix Record Date, a list of Bellatrix Shareholders entitled to receive the Notice of the Bellatrix Meeting and showing the number of Bellatrix Shares held by each such Bellatrix Shareholder. Bellatrix Shareholders whose names have been entered in the register of holders of Bellatrix Shares on the close of business on the Record Date will be entitled to receive notice of and to vote the Bellatrix Shares shown opposite such Bellatrix Shareholder's name at the Bellatrix Meeting; provided that, to the extent that an Bellatrix Shareholder transfers ownership of any Bellatrix Shares after the Bellatrix Record Date and the transferee of those Bellatrix Shares establishes ownership of such Bellatrix Shares and demands, not later than ten days before the Bellatrix Meeting, to be included in the list of Bellatrix Shareholders eligible to vote at the Bellatrix Meeting, such transferee will be entitled to vote such Bellatrix Shares at the Bellatrix Meeting.

In addition to revocation in any other manner permitted by law, a Bellatrix Shareholder may revoke a proxy: (a) by instrument in writing executed by the Bellatrix Shareholder or such Bellatrix Shareholder's attorney authorized in writing or if the Bellatrix Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of Bellatrix not later than 5:00 p.m. (Calgary time), on the Business Day preceding the day of the Bellatrix Meeting (or any adjournment thereof) or with the Chairman on the day of the Bellatrix Meeting (or any adjournment thereof); (b) by a duly executed and deposited proxy as provided herein bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law.

Proxy Voting

The Bellatrix Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, the Bellatrix Shares will be voted FOR approval of each of the Bellatrix Share Issuance Resolution. In respect of any other matters other than those set forth above which are to be considered at the Bellatrix Meeting, where no choice is specified, the Bellatrix Shares will be voted for in favour of each matter identified in the accompanying Notice of Meeting to Bellatrix Shareholders.** The enclosed applicable form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting to Bellatrix Shareholders and with respect to other matters which may properly come before the Bellatrix Meeting or any adjournment thereof. As of the date hereof, management of Bellatrix knows of no amendments, variations or other matters to come before the Bellatrix Meeting; however, if any other matter properly comes before the Bellatrix Meeting, the accompanying applicable form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

General

Bellatrix is not using "notice-and-access" to send its proxy-related materials to the Bellatrix Shareholders, and paper copies of such materials will be sent to all Bellatrix Shareholders. Bellatrix will not send proxy-related materials directly to non-objecting Beneficial Holders and such materials will be delivered to non-objecting Beneficial Holders through their intermediaries.

Voting Securities of Bellatrix and Principal Holders thereof

As at November 7, 2013, there are 140,312,841 Bellatrix Shares issued and outstanding which are its only outstanding voting securities. Each Bellatrix Share entitles the holder thereof to one vote on a ballot at the Bellatrix Meeting.

To the knowledge of the directors and officers of Bellatrix, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Bellatrix Shares.

QUESTIONS AND OTHER ASSISTANCE

If you are an Angle Securityholder or a Bellatrix Shareholder and you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy, Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal, please contact your financial, legal, tax or other professional advisors.

APPENDIX A

ANGLE ENERGY INC.

ANGLE SHAREHOLDER ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) (the "**Act**") involving Angle Energy Inc. ("**Angle**"), shareholders of Angle ("**Angle Shareholders**"), debentureholders of Angle, Angle Resources Inc., Angle Energy Partnership and Bellatrix Exploration Ltd. ("**Bellatrix**"), as set out in the plan of arrangement (the "**Plan of Arrangement**") attached as Schedule A to the Arrangement Agreement dated October 15, 2013 between Angle and Bellatrix (as may be amended and restated in accordance with the terms thereof from time to time, the "**Arrangement Agreement**") is hereby authorized, approved and adopted;

2. the Plan of Arrangement is hereby authorized, approved and adopted;

3. the Arrangement Agreement is hereby confirmed, ratified and approved;

4. Angle be, and is hereby, authorized to apply for a Final Order from the Court of Queen's Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended);

5. notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Angle Shareholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Angle are hereby authorized and empowered, without further notice to, or approval of, the Angle Shareholders: (a) to modify, amend or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (b) not to proceed with the Arrangement or to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement);

6. any officer or director of Angle is hereby authorized and directed for and on behalf of Angle to execute, under the corporate seal of Angle or otherwise, and to deliver articles of arrangement, and such other documents as are necessary or desirable, to the Registrar under the Act in accordance with the Arrangement Agreement for filing; and

7. any officer or director of Angle is hereby authorized and directed for and on behalf of Angle to execute or cause to be executed, under the seal of Angle or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the taking of any such act or thing."

APPENDIX B

ANGLE ENERGY INC.

ANGLE DEBENTUREHOLDER ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1.   the arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) (the "**Act**") involving Angle Energy Inc. ("**Angle**"), shareholders of Angle, debentureholders of Angle ("**Angle Debentureholders**"), Angle Resources Inc., Angle Energy Partnership and Bellatrix Exploration Ltd. ("**Bellatrix**"), as set out in the plan of arrangement (the "**Plan of Arrangement**") attached as Schedule A to the Arrangement Agreement dated October 15, 2013 between Angle and Bellatrix (as may be amended and restated in accordance with the terms thereof from time to time, the "**Arrangement Agreement**") is hereby authorized, approved and adopted;

2.   the Plan of Arrangement is hereby authorized, approved and adopted;

3.   the Arrangement Agreement is hereby confirmed, ratified and approved;

4.   Angle be, and is hereby, authorized to apply for a Final Order from the Court of Queen's Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended);

5.   notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Angle Debentureholders or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Angle are hereby authorized and empowered, without further notice to, or approval of, the Angle Debentureholders: (a) to modify, amend or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (b) not to proceed with the Arrangement or to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement);

6.   any officer or director of Angle is hereby authorized and directed for and on behalf of Angle to execute, under the corporate seal of Angle or otherwise, and to deliver articles of arrangement, and such other documents as are necessary or desirable, to the Registrar under the Act in accordance with the Arrangement Agreement for filing; and

7.   any officer or director of Angle is hereby authorized and directed for and on behalf of Angle to execute or cause to be executed, under the seal of Angle or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the taking of any such act or thing."

APPENDIX C

BELLATRIX EXPLORATION LTD.

BELLATRIX SHARE ISSUANCE RESOLUTION

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the issuance of (i) up to 32,162,986 common shares ("**Bellatrix Shares**") in the capital of Bellatrix Exploration Ltd. ("**Bellatrix**") in exchange for common shares ("**Angle Shares**") in the capital of Angle Energy Inc. ("**Angle**") (including in exchange for up to 4,042,692 Angle Shares issued on exercise of outstanding options to purchase Angle Shares and up to 935,877 Angle Shares issued pursuant to outstanding restricted share units of Angle and up to 5,000 additional Bellatrix Shares that may be required to be issued to account for clerical and administrative matters, including the rounding for fractional shares), pursuant to a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**") involving Angle, shareholders of Angle, debentureholders of Angle, Angle Resources Inc., Angle Energy Partnership and Bellatrix, pursuant to the terms of an arrangement agreement dated October 15, 2013 between Angle and Bellatrix, as more particularly described in the joint management information circular dated November 8, 2013 (the "**Information Circular**"), is hereby authorized and approved; and (ii) if the Angle Debentures are not acquired by Bellatrix pursuant to the Arrangement and are outstanding after the effective time of the Arrangement, up to 1,765,350 Bellatrix Shares on conversion of the outstanding Angle Debentures after such effective time, are hereby authorized and approved;

2. notwithstanding that this resolution has been passed by the holders ("**Bellatrix Shareholders**") of Bellatrix Shares, the directors of Bellatrix are hereby authorized and empowered, without further notice to, or approval of, the Bellatrix Shareholders, to modify, amend or terminate the Arrangement Agreement and to not proceed with the Arrangement (as defined in the Arrangement) or otherwise give effect to this resolution; and

3. any officer or director of Bellatrix is hereby authorized and directed for and on behalf of Bellatrix to execute or cause to be executed, under the seal of Bellatrix or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the taking of any such act or thing."

APPENDIX D

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

BETWEEN

BELLATRIX EXPLORATION LTD.

-AND-

ANGLE ENERGY INC.

October 15, 2013

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION **1**
    1.1   Definitions 1
    1.2   Interpretation Not Affected by Headings, etc. 12
    1.3   Number, etc. 12
    1.4   Date for Any Action 12
    1.5   Entire Agreement 13
    1.6   Currency 13
    1.7   Accounting Matters 13
    1.8   Disclosure in Writing 13
    1.9   References to Legislation 13
    1.10   Knowledge 13
    1.11   No Strict Construction 13
    1.12   Schedules 14

ARTICLE 2 THE ARRANGEMENT AND MEETINGS **14**
    2.1   Plan of Arrangement 14
    2.2   Circular and Meetings 15
    2.3   General 16
    2.4   Effective Date 16
    2.5   Treatment of Angle Options and Angle RSUs 16
    2.6   Officers and Employees 19
    2.7   Board Nominee Right 19
    2.8   Indemnities, Directors' and Officers' Insurance and Angle Agreements and Undertakings 20
    2.9   Applicable U.S. Securities Laws 20
    2.10   Income Tax Election 20

ARTICLE 3 COVENANTS **21**
    3.1   Covenants of Bellatrix 21
    3.2   Covenants of Angle 26
    3.3   Mutual Covenants Regarding the Arrangement 32
    3.4   Angle's Covenants Regarding Non-Solicitation 34
    3.5   Access to Information 37
    3.6   Pre-Acquisition Reorganization 38

ARTICLE 4 REPRESENTATIONS AND WARRANTIES **39**
    4.1   Representations and Warranties of Bellatrix 39
    4.2   Representations and Warranties of Angle 50
    4.3   Privacy Issues 65

ARTICLE 5 CONDITIONS PRECEDENT **66**
    5.1   Mutual Conditions Precedent 66
    5.2   Additional Conditions to Obligations of Bellatrix 67
    5.3   Additional Conditions to Obligations of Angle 69
    5.4   Notice and Effect of Failure to Comply with Covenants or Conditions 70
    5.5   Satisfaction of Conditions 71

ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS.......................**71**
    6.1   Bellatrix Damages 71
    6.2   Angle Damages...72
    6.3   Liquidated Damages and Specific Performance 73

ARTICLE 7 AMENDMENT **73**
    7.1   Amendment 73

ARTICLE 8 TERMINATION...**73**
    8.1   Termination 73

ARTICLE 9 NOTICES **74**
    9.1   Notices..74

ARTICLE 10 GENERAL **75**
    10.1   Assignment and Enurement...75
    10.2   Disclosure 76
    10.3   Costs 76
    10.4   Severability..76
    10.5   Further Assurances 76
    10.6   Time of Essence...76
    10.7   Governing Law 76
    10.8   Waiver 77
    10.9   Third Party Beneficiaries..77
    10.10 Counterparts..77

SCHEDULE "A" — Plan of Arrangement A-1
SCHEDULE "B" — Form of Angle Support Agreement...B-1
SCHEDULE "C" — Form of Bellatrix Support Agreement...C-1
SCHEDULE "D" — Form of Non-Solicitation Agreement D-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated the 15th day of October, 2013

BETWEEN:

> **BELLATRIX EXPLORATION LTD.**, a corporation existing under the laws of the Province of Alberta ("Bellatrix")

> - and -

> **ANGLE ENERGY INC.**, a corporation existing under the laws of the Province of Alberta ("Angle")

WHEREAS Bellatrix proposes to acquire all of the issued and outstanding common shares of Angle and the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016;

AND WHEREAS Bellatrix and Angle intend to carry out the transaction contemplated above by way of an arrangement under section 193 of the *Business Corporations Act* (Alberta), on the terms and subject to the conditions set out in the Plan of Arrangement attached hereto as Schedule "A"; and

AND WHEREAS Bellatrix and Angle have entered into this Arrangement Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

AND WHEREAS the board of directors of Angle has unanimously: (i) determined that the Arrangement is in the best interests of Angle and the Angle Securityholders; (ii) determined that the Arrangement is fair to the Angle Securityholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Angle Securityholders vote in favour of the Arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Bellatrix and Angle hereby covenant and agree as follows.

ARTICLE 1
INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)   "**ABCA**" means the *Business Corporations Act,* R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)   "**Acquisition Proposal**" means any inquiry or the making of any proposal or offer by any Person, or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – *Takeover Bids and Issuer Bids*), other than Bellatrix or any Person acting jointly or in concert with Bellatrix, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions):

(i)   the sale, issuance or acquisition of securities of Angle that, when taken together with any securities of Angle held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding voting securities of Angle or rights or interests therein;

(ii)   any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of assets of any member of the Angle Group representing 20% or more of the consolidated assets of Angle;

(iii)   an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving Angle or any member of the Angle Group;

(iv)   any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or similar transaction involving Angle or any member of the Angle Group; or

(v)   any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to Bellatrix of the Arrangement;

except that for the purpose of the definition of "**Superior Proposal**", the references in this definition of "**Acquisition Proposal**" to "20% or more of the outstanding voting securities" shall be deemed to be references to "50% or more of the outstanding voting securities", and the references to "20% or more of the consolidated assets" shall be deemed to be references to "all or substantially all of the assets";

(c)   "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunde**r" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)   "**Agreement Date**" means October 15, 2013;

(e)   "**affiliate**" means any Person that is affiliated with another Person in accordance with meaning of the *Securities Act* (Alberta)

(f)   "**Angle Approved Capital Program and Budget**" means the capital program and budget of Angle as provided by Angle and approved in writing by Bellatrix on or prior to the Agreement Date;

(g) "**Angle Confidentiality Agreement**" means the confidentiality agreement between Angle and Bellatrix dated July 31, 2013;

(h) "**Angle Debenture Indenture**" means the trust indenture dated as of January 6, 2011 between Angle and Valiant Trust Company, establishing and setting forth, among other things, the terms of the Angle Debentures;

(i) "**Angle Debentureholders**" means the holders of Angle Debentures;

(j) "**Angle Debentureholders' Vote**" has the meaning set out in Subsection 2.1(b)(iii);

(k) "**Angle Debentures**" means the 5.75% convertible unsecured subordinated debentures of the Angle due January 31, 2016;

(l) "**Angle Disclosure Letter**" means the disclosure letter dated the Agreement Date from Angle to Bellatrix;

(m) "**Angle Employee Bonuses**" has the meaning ascribed thereto in Subsection 2.6(c);

(n) "**Angle Employee Obligations**" means the obligations of Angle to pay any amount to its officers, directors, employees or consultants, other than salary and vacation pay in the ordinary course and in each case in amounts consistent with historic practices, pursuant to all employment, consulting services and change of control agreements (including the Angle Employment Agreements), termination, severance and retention plans or policies for severance, termination or bonus payments (including the Angle Employee Bonuses) and any payments or compensation pursuant to any other incentive plans, resolutions of the board of directors of Angle or otherwise in accordance with Applicable Laws;

(o) "**Angle Employment Agreements**" means the employment agreements entered into between Angle and certain officers and employees of Angle, the details of which are as disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date and copies of which have been provided to Bellatrix;

(p) "**Angle Fairness Opinion**" means, the opinion of FirstEnergy Capital Corp. as a financial advisor to Angle, to the effect that the consideration to be received by the Angle Securityholders under the Arrangement is fair, from a financial point of view, to the Angle Securityholders;

(q) "**Angle Financial Statements**" means, collectively, the annual financial statements of Angle as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditor's report thereon, and the unaudited interim financial statements of Angle as at and for three and six month periods ended June 30, 2013, together with the notes thereto;

(r) "**Angle Group**" means Angle together with Angle Resources Inc., a wholly-owned subsidiary of Angle governed by the laws of Alberta, and Angle Energy Partnership, a general partnership created under the laws of the Province of Alberta in which each of Angle and Angle Resources Inc. are partners;

(s) "**Angle Information**" means the information describing Angle and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws;

(t)   "**Angle Meeting**" means the special meeting of Angle Securityholders, to be called and held in accordance with this Agreement and the Interim Order to permit the Angle Securityholders to consider the applicable Arrangement Resolution and related matters, and any adjournment(s) thereof;

(u)   "**Angle Net Debt**" means the consolidated net debt of Angle which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payables), current tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark to market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding the Angle Debentures, Angle Transaction Costs and Angle Employee Obligations;

(v)   "**Angle Nominee**" has the meaning ascribed to such term in Section 2.7;

(w)   "**Angle Option Plan**" means the share option plan of Angle providing for the grant of Angle Options to directors, officers, employees and consultants of Angle as amended and restated on July 25, 2013;

(x)   "**Angle Options**" means the outstanding share options of Angle granted under the Angle Option Plan, whether or not vested, entitling the holders thereof to acquire Angle Shares;

(y)   "**Angle Public Record**" means all information filed by Angle since January 1, 2012 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at *www.sedar.com* under Angle's profile;

(z)   "**Angle Reserves Report**" means the independent engineering evaluation of Angle's oil and natural gas reserves prepared by GLJ effective December 31, 2012 and dated March 8, 2013;

(aa)   "**Angle RSU Plan**" means the restricted share unit plan of Angle providing for the grant of Angle RSUs to directors, officers and employees of Angle as amended and restated on July 25, 2013 ;

(bb)   "**Angle RSUs**" means the outstanding restricted share units granted under the Angle RSU Plan entitling the holders thereof to receive Angle Shares upon exercise of such Angle RSUs in accordance with the provisions of the Angle RSU Plan ;

(cc)   "**Angle Securityholders**" means the Angle Shareholders and Angle Debentureholders;

(dd)   "**Angle Shareholders**" means the holders from time to time of Angle Shares;

(ee)   "**Angle Shareholders' Vote**" has the meaning set out in Subsection 2.1(b)(ii);

(ff)   "**Angle Shares**" means the common shares of Angle, as constituted on the Agreement Date;

(gg)   "**Angle Support Agreements**" means the support agreements, substantially in the form attached as Schedule "B" hereto, entered into between Bellatrix and the Angle Supporting Securityholders, in their capacities as Angle Shareholders and Angle Debentureholders, as the case may be;

(hh) "**Angle Supporting Securityholders**" means each of the directors and officers of Angle and certain associates or affiliates of certain directors and officers;

(ii) "**Angle Transaction Costs**" means all costs and expenses incurred by Angle in connection with the Arrangement, including Angle Employee Obligations and all legal, accounting, audit, financial advisory, printing, director and officer run-off insurance and other administrative and professional fees, costs and expenses incurred by Angle in connection with the Arrangement;

(jj) "**Applicable Canadian Securities Laws**", in any context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/her/its/their business, undertaking, property or securities;

(kk) "**Applicable Laws**" means, in any context that refers to one or more Persons, the Laws that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;

(ll) "**Applicable U.S. Securities Laws**", in any context that refers to one or more Persons, means, collectively, and as the context may require, the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time prior to the Effective Date, that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/her/its/their business, undertaking, property or securities;

(mm) "**Arrangement**" means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

(nn) "**Arrangement Resolution**" means, as applicable, the special resolution in respect of the Arrangement to be considered by the Angle Shareholders at the Angle Meeting, the extraordinary resolution in respect of the Arrangement to be considered by the Angle Debentureholders at the Angle Meeting or the ordinary resolution in respect of the issuance of Bellatrix Shares pursuant to the Arrangement to be considered by the Bellatrix Shareholders at the Bellatrix Meeting;

(oo) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

(pp) "**associate**" has the meaning ascribed to such term in the *Securities Act* (Alberta);

(qq) "**Bellatrix Confidentiality Agreement**" means the confidentiality agreement between Bellatrix and Angle dated September 30, 2013;

(rr) "**Bellatrix Debenture Redemption**" means the redemption of the Bellatrix Debentures to be effective October 21, 2013 as disclosed in a redemption notice and Bellatrix's press release dated September 4, 2013;

(ss)   "**Bellatrix Debentures**" means the 4.75% convertible unsecured subordinated debentures of Bellatrix due April 30, 2015;

(tt)   "**Bellatrix Disclosure Letter**" means the disclosure letter dated the Agreement Date from Bellatrix to Angle;

(uu)   "**Bellatrix Fairness Opinions**" means, the opinions of Bellatrix's financial advisors to the effect that the consideration to be paid by Bellatrix to the Angle Shareholders under the Arrangement is fair, from a financial point of view, to Bellatrix;

(vv)   "**Bellatrix Financial Statements**" means, collectively, the annual financial statements of Bellatrix as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditor's report thereon, and the unaudited interim financial statements of Bellatrix as at and for three and six month periods ended June 30, 2013, together with the notes thereto,

(ww)   "**Bellatrix Financing**" means the offering of Bellatrix Shares substantially on the terms as set out in the "bought deal" letter dated October 15, 2013 between Bellatrix and certain underwriters, as has been provided to Angle;

(xx)   "**Bellatrix Information**" means the information describing Bellatrix and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws;

(yy)   "**Bellatrix Meeting**" means the special meeting of Bellatrix Shareholders, to be called to permit the Bellatrix Shareholders to consider the applicable Arrangement Resolution and related matters, and any adjournment(s) thereof;

(zz)   "**Bellatrix Public Record**" means all information filed by Bellatrix since January 1, 2012 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at *www.sedar.com* under Bellatrix's profile;

(aaa)   "**Bellatrix Reserves Report**" means the independent engineering evaluation of Bellatrix's oil, natural gas liquids and natural gas reserves prepared by Sproule effective December 31, 2012 and dated March 5, 2013;

(bbb)   "**Bellatrix Shareholders**" means the holders from time to time of Bellatrix Shares;

(ccc)   "**Bellatrix Shares**" means the common shares of Bellatrix as constituted on the Agreement Date;

(ddd)   "**Bellatrix Support Agreements**" means the support agreements, substantially in the form attached as Schedule "C" hereto, to be entered into between Angle and the Bellatrix Supporting Shareholders, in their capacities as holders of Bellatrix Shares;

(eee)   "**Bellatrix Supporting Shareholders**" means each of the directors and executive officers of Bellatrix;

(fff)   "**Business Day**" means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

(ggg) "**Cash Price per Share**" means $3.85 per Angle Share;

(hhh) "**Certificate**" means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(iii) "**Circular**" means the joint information circular and proxy statement of Angle and Bellatrix to be sent by Angle to the Angle Securityholders in connection with the Angle Meeting and to be sent by Bellatrix to the Bellatrix Shareholders in connection with the Bellatrix Meeting;

(jjj) "**Commissioner**" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives, where the context requires;

(kkk) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C 34, as amended;

(lll) "**Competition Act Approval**" means the occurrence of one or more of the following:

(i) an advance ruling certificate (an "**ARC**") pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated herein on conditions satisfactory to the Parties, each acting reasonably; or

(ii) the Commissioner shall have waived the obligation to notify and supply information under Part IX of the Competition Act pursuant to Subsection 113(c) of the Competition Act and confirmed in writing that the Commissioner has no intention to file an application under Section 92 of the Competition Act (a "**No-Action Letter**") in connection with the transactions contemplated by this Agreement, on terms satisfactory to the Parties acting reasonably, and such No-Action Letter remains in full force and effect; or

(iii) the Parties shall have notified the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act shall have expired or been terminated and the Commissioner shall have issued a No-Action Letter in connection with the transactions contemplated by this Agreement, on terms satisfactory to the Parties acting reasonably, and such No-Action Letter remains in full force and effect;

(mmm) "**Contract**" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(nnn) "**Court**" means the Court of Queen's Bench of Alberta;

(ooo) "**Depositary**" means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Angle Shares and Angle Debentures;

(ppp) "**Dissent Rights**" has the meaning ascribed thereto in the Plan of Arrangement;

(qqq) "**Edson Disposition**" means the disposition by Angle of certain natural gas weighted assets in the Edson area of Alberta on January 9, 2013;

(rrr) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA, as contemplated in Section 2.4;

(sss) "**Effective Time**" means the time on the Effective Date when the Arrangement becomes effective pursuant to the Plan of Arrangement;

(ttt) "**Encumbrance**" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or asset, or any part thereof or interest therein or capable of becoming any of the foregoing;

(uuu) "**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, provincial, territorial, state, municipal, local or foreign Laws of any Governmental Authority relating to environmental or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, legislation governing the use and storage of Hazardous Substances;

(vvv) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(www) "**GAAP**" means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

(xxx) "**GLJ**" means GLJ Petroleum Consultants Ltd. independent oil and natural gas reservoir engineers of Calgary, Alberta;

(yyy) "**Governmental Authority**" means any domestic or foreign federal, territorial, provincial, state or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal or official, including any political subdivision thereof;

(zzz) "**Governmental Authorization**" has the meaning ascribed thereto in Section 4.1(q);

(aaaa) "**Hazardous Substances**" means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor;

(bbbb) "**Interim Order**" means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Angle Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(cccc) "**Laws**" means all laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;

(dddd) "**Mailing Date**" means the date on which the Circular is mailed to the Angle Securityholders in connection with the Angle Meeting and to the Bellatrix Shareholders in connection with the Bellatrix Meeting;

(eeee) "**material adverse change**" or "**material adverse effect**" means, with respect to a Party, any fact or state of facts, circumstance, change, effect occurrence or event that, individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, cash-flows or prospects of the Party and its subsidiaries, taken as a whole, other than a change, effect, occurrence or event relating to or resulting from:

  (i) conditions affecting the oil and gas industry generally in jurisdictions in which Angle or Bellatrix, as the case may be, carries on a material portion of its business, and not specifically relating to Angle or Bellatrix, as the case may be, including changes in royalties, GAAP, Applicable Laws or Taxes;

  (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States of America or elsewhere;

  (iii) any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis;

  (iv) any matter which has been publicly disclosed or communicated in writing to the other Party on or prior to the Agreement Date;

  (v) any changes or effects arising, directly or indirectly, from the Arrangement or any other matters or actions permitted or contemplated by this Agreement, including any public announcement of the foregoing, or consented to or approved in writing by the other Party;

  (vi) (A) with respect to Bellatrix, a change in the market trading price or trading volume of the Bellatrix Shares or Bellatrix Debentures; and (B) with respect to Angle, a change in the market trading price or trading volume of the Angle Shares or Angle Debentures; (provided, however, that in both cases the causes underlying such changes may be considered to determine whether such causes constitute a material adverse effect);

  (vii) with respect to Bellatrix, any failure to close, any delay in closing, or any modification of the terms of, the TCA Joint Venture;

(viii) that relates to or arises out of the public announcement of this Agreement or the transactions contemplated hereby;

provided, however, that the change or effect referred to in (i), (ii) or (iii) above does not primarily relate only to (or have the effect of primarily relating only to) either Party, taken as a whole, or disproportionately affects either Party, taken as a whole, as the case may be, compared to other entities of similar size and operating in the oil and gas industry, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (i), (ii) or (iii) above will not be applicable;

(ffff) "**material change**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

(gggg) "**Material Contract**" has the meaning ascribed thereto in Subsection 4.1(mm) in relation to Bellatrix and in Subsection 4.2(hh) in relation to Angle;

(hhhh) "**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*;

(iiii) "**misrepresentation**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

(jjjj) "**Non-Solicitation Agreements**" means the non-solicitation agreements in the form attached hereto as Schedule "D" to be entered into by Bellatrix and certain Persons who will be receiving change of control payments or severance payments pursuant to the Angle Employment Agreements with Bellatrix prior to, or concurrent with, the Effective Time;

(kkkk) "**NYSE MKT**" means the NYSE MKT LLC stock exchange;

(llll) "**Option Exercise and Termination Agreement**" means the agreements to be entered into by Angle and each of the holders of Angle Options in a form satisfactory to Bellatrix, acting reasonably, pursuant to which each such holder has agreed or shall agree to exercise or surrender such Angle Options in accordance with the provisions of Section 2.5 hereof;

(mmmm) "**Parties**" means Bellatrix and Angle**,** and "**Party**" means either of them;

(nnnn) "**Permitted Encumbrances**" means: (i) any overriding royalties, net profits interests or other Encumbrances applicable to the interests of a Party in its petroleum and natural gas rights and leases and all related tangibles, equipment, facilities and miscellaneous interests as taken into account in the Angle Reserves Report or the Bellatrix Reserves Report, as applicable; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (iii) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any Party's interests in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations; (iv) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of mines and minerals; (v) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (vi) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (vii) liens granted in the ordinary course of business to a Governmental Authority respecting operations pertaining to petroleum and natural gas rights; and (viii) any Encumbrances under a Party's existing credit facilities;

(oooo) **"Person"** includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(pppp) **"Plan of Arrangement"** means the plan of arrangement in the form set out in Schedule "A" to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof or at the direction of the Court in the Final Order;

(qqqq) **"Pre-Acquisition Reorganization"** has the meaning ascribed to such term in Section 3.6 hereof;

(rrrr) **"Registrar"** means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(ssss) **"Release"** means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the natural environment;

(tttt) **"Representatives"** shall have the meaning ascribed to such term in Subsection 3.4(a) hereof;

(uuuu) **"Returns"** means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(vvvv) **"Sproule"** means Sproule Associates Limited, independent oil and natural gas reservoir engineers of Calgary, Alberta;

(wwww) **"subsidiary"** means, with respect to a specified entity, any:

(i) body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are, at the time, owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(ii) entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and in the case of a partnership (including a limited partnership), of which such specified entity, or a subsidiary of such specified entity, is a general partner; and

(iii) any issuer that would be considered a subsidiary of the specified entity in accordance with the *Securities Act* (Alberta);

(xxxx) "**Superior Proposal**" has the meaning set out in Subsection 3.4(b)(v)(A);

(yyyy) "**Tax**" or "**Taxes**" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Taxing Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax;

(zzzz) "**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c. 1 (5th Supp.) as amended, including the regulations promulgated thereunder;

(aaaaa) "**Taxing Authority**" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(bbbbb) "**TCA Joint Venture**" means the drilling program investment agreement entered into on October 15, 2013 between Bellatrix and TCA Energy Ltd., and all related agreements, including all amendments thereto;

(ccccc) "**TSX**" means the Toronto Stock Exchange;

(ddddd) "**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended; and

(eeeee) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms, companies and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5   Entire Agreement

This Agreement, the Angle Confidentiality Agreement and the Bellatrix Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. For greater certainty, the Angle Support Agreements**,** the Bellatrix Support Agreements and the Non-Solicitation Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6   Currency

All sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7   Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP, and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board.

1.8   Disclosure in Writing

Reference to disclosure in writing on or prior to the Agreement Date herein shall, in the case of disclosure to Bellatrix be references exclusively to the Angle Disclosure Letter or this Agreement, or in the case of disclosure to Angle be references exclusively to the Bellatrix Disclosure Letter or this Agreement.

1.9   References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10   Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of such Party after due inquiry. In the context of a covenant of a Party set out in this Agreement, the knowledge of such Party means the actual knowledge of the senior officers of such Party and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.11   No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.12   **Schedules**

The following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

Schedule "A" – Plan of Arrangement
Schedule "B" – Form of Angle Support Agreement
Schedule "C" – Form of Bellatrix Support Agreement
Schedule "D" – Form of Non-Solicitation Agreement

ARTICLE 2
THE ARRANGEMENT AND MEETINGS

2.1   **Plan of Arrangement**

(a)   Subject to the terms of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.

(b)   By no later than December 20, 2013 or such earlier date as is agreed to by Bellatrix and Angle, Angle will apply to the Court, in a manner acceptable to Bellatrix, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order and, upon receipt thereof, Angle will promptly carry out the terms of the Interim Order to the extent applicable to it. The Interim Order will provide, among other things:

   (i)   for the calling and holding of the Angle Meeting, including the record date for determining the Persons to whom notice of the Angle Meeting is to be provided and for the manner in which such notice is to be provided;

   (ii)   that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by Angle Shareholders shall be at least 66$2/3$% of the votes cast on the Arrangement Resolution by Angle Shareholders present in person or represented by proxy at the Angle Meeting by Angle Shareholders and, if required by MI 61-101, minority approval after excluding the votes cast in respect of Angle Shares held by certain directors and officers of Angle (such approval described in this Subsection 2.1(b)(ii), the "**Angle Shareholders' Vote**");

   (iii)   that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be by Angle Debentureholders holding at least 66$2/3$% of the aggregate principal amount of Angle Debentures outstanding present in person or represented by proxy at the Angle Meeting by Angle Debentureholders and, if required by MI 61-101, minority approval after excluding the votes cast in respect of Angle Debentures held by certain directors and officers of Angle (such approval described in this Section 2.1(b)(iii), the ("**Angle Debentureholders' Vote**");

   (iv)   for the grant of Dissent Rights as provided for in the Plan of Arrangement and Interim Order; and

   (v)   for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

(c)   Provided all necessary approvals for the applicable Arrangement Resolution are obtained from the Angle Shareholders and the Bellatrix Shareholders, Angle shall, as soon as reasonably practicable following the Angle Meeting and the Bellatrix Meeting, submit the Arrangement to the Court and apply for the Final Order.

(d)   As soon as reasonably practicable, but in any event no later than two (2) Business Days following the issuance of the Final Order, and subject to satisfaction or waiver of the conditions set out in Article 5, each of Bellatrix on the one hand and Angle on the other hand, shall execute and deliver such closing documents and instruments and forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without further act or formality.

2.2   Circular and Meetings

(a)   As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Angle and Bellatrix shall, with assistance from and the participation of the other: (i) prepare the Circular and cause the Circular to be mailed to the Angle Securityholders and the Bellatrix Shareholders and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than December 31, 2013; (ii) call, give notice of and convene the Angle Meeting by no later than January 31, 2014 at which meeting the applicable Arrangement Resolution shall be submitted to the Angle Securityholders entitled to vote upon such resolution for approval; and (iii) call, give notice of and convene the Bellatrix Meeting by no later than January 31, 2014 at which meeting the applicable Arrangement Resolution shall be submitted to the Bellatrix Shareholders entitled to vote upon such resolution for approval.

(b)   Angle and Bellatrix shall, with assistance from and the participation of the other, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Angle Shareholders and the Bellatrix Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Angle Meeting and the Bellatrix Meeting, as the case may be, and shall include, without limitation: (i) the Angle Information; (ii) a copy of the Angle Fairness Opinion; (iii) the approvals determination, and recommendations of the board of directors of Angle as set out in Subsection 2.2(c); (iv) the Bellatrix Information; (v) the approvals determination, recommendations of the board of directors of Bellatrix as set out in Section 2.2(d); and (vi) a copy of the Bellatrix Fairness Opinions.

(c)   The Circular shall state that the board of directors of Angle has unanimously: (i) determined that the Arrangement is in the best interests of Angle and the Angle Securityholders; (ii) determined that the Arrangement is fair to Angle Securityholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that Angle Securityholders vote in favour of the Arrangement.

(d)   The Circular shall state that the board of directors of Bellatrix has: (i) determined that the Arrangement is in the best interests of Bellatrix; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) resolved to recommend that Bellatrix Shareholders vote in favour of the Arrangement.

(e)   Bellatrix shall, in a timely manner, provide Angle with the Bellatrix Information, and such other information relating to Bellatrix as Angle may reasonably request for inclusion in the Circular (including all necessary third party consents), so as to permit Angle to comply with the timeline set out above in this Section 2.2.

(f)   Angle shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Bellatrix Information into the Circular substantially in the form provided by Bellatrix and Angle shall provide Bellatrix and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by Bellatrix. The Circular shall be in form and content satisfactory to Angle and Bellatrix, each acting reasonably, and shall comply with Applicable Canadian Securities Laws.

(g)   Angle shall ensure that the Angle Information included in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(h)   Bellatrix shall ensure that the Bellatrix Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

2.3   General

Angle shall permit Bellatrix and its counsel to review and comment upon drafts of all material to be filed by Angle with the Court in connection with the Arrangement and any supplement or amendment thereto and provide counsel to Bellatrix, on a timely basis, with copies of any notice of appearance and evidence served on Angle or its counsel in respect of the application for Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Angle indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.4   Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about December 12, 2013 or as soon thereafter as reasonably practicable and, in any event, by January 31, 2014.

2.5   Treatment of Angle Options and Angle RSUs

(a)   The particulars of Angle Options and Angle RSUs outstanding as at the Agreement Date have been disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date, including: (i) the names of holders of Angle Options and Angle RSUs and the number of Angle Options and Angle RSUs held by them; (ii) the date of grant; (iii) the date of expiry; (iv) the exercise price of each Angle Option; and (v) the number of Angle Shares issuable on exercise of each Angle Option or Angle RSU.

(b)   The Parties acknowledge and agree that the board of directors of Angle intends to approve the vesting of the outstanding unvested Angle Options, subject to the receipt of all necessary regulatory approvals, and that all such Angle Options will become exercisable prior to the Effective Time, and that Angle and the board of directors of Angle may take all such actions as are necessary or desirable to effect the foregoing.

(c) The Parties acknowledge and agree that pursuant to the terms of the Angle RSU Plan the vesting of the outstanding unvested Angle RSUs will be accelerated and such RSUs will become exercisable prior to the Effective Time and immediately prior to the Effective Time all outstanding Angle RSUs will be deemed to be exercised and the Angle Shares issuable on such exercise will be issued; provided that prior to receiving the Angle Shares issuable on the deemed exercise of the Angle RSUs, or the Bellatrix Shares or cash consideration issuable or payable for such Angle Shares pursuant to the Arrangement, a holder of Angle RSUs will be required to remit to Angle cash in an amount equal to the amount of Taxes, if any, required to be remitted by Angle in connection with deemed exercise). The Parties acknowledge and agree that Angle and the board of directors of Angle may take all such actions as are necessary or desirable to effect the foregoing; provided that neither Angle nor the board of directors of Angle may consent to an election of a holder of Angle RSUs to receive cash on the exercise of Angle RSUs (other than with respect to up to 42,000 Angle RSUs which Angle is hereby permitted to pay cash on the election of the holder of such Angle RSUs upon exercise) between the Agreement Date and Effective Time without the prior written consent of Bellatrix.

(d) Angle agrees that prior to the time that the application for the Interim Order is heard it shall use all reasonable commercial efforts to obtain an Option Exercise and Termination Agreement, in a form satisfactory to Bellatrix acting reasonably, from each holder of Angle Options, which Option Exercise and Termination Agreement shall provide that:

(i) each holder of Angle Options agrees, conditional upon the occurrence of the Effective Time, for all Angle Options that have not been exercised prior to the Effective Time to either (A) exercise effective immediately before the Effective Time such Angle Options for Angle Shares in accordance with the terms of the Angle Option Plan and any agreement with respect to such Angle Options (subject to the remittance by such holder of Angle Options to Angle of cash in an amount equal to the amount of Taxes, if any, required to be remitted by Angle in connection with such exercise); or (B) surrender effective immediately before the Effective Time their Angle Options to Angle in consideration for the payment in cash by Angle to the holder of an amount equal to the difference between the Cash Price per Share and the exercise price of each Angle Option held by such holder (subject to withholding by Angle of cash in an amount equal to the amount of Taxes, if any, required to be remitted by Angle in connection with such surrender); and

(ii) each holder of Angle Options agrees, conditional upon the occurrence of the Effective Time, to surrender effective immediately before the Effective Time all Angle Options that have not been exercised or surrendered under Subsection 2.5(d)(i) above, for cancellation for an aggregate payment of $1.00 to each holder of Angle Options regardless of the number of Angle Options held by such holder.

(iii) If Angle Option Exercise and Termination Agreements have not been entered into by all holders of Angle Options prior to obtaining the Interim Order, then, pursuant to the Arrangement:

(A)   holders of Angle Options that are "in-the-money" based on the Cash Price per Share shall be deemed to have surrendered prior to the acquisition by Bellatrix of any Angle Shares pursuant to the Arrangement, such Angle Options to Angle in consideration for the payment in cash to the holder of an amount equal to the difference between the Cash Price per Share and the exercise price of each Angle Option held by such holder; provided that the income tax withholding and remittance obligation of Angle with respect to such deemed surrender shall be satisfied by Angle withholding cash in an amount equal to any Taxes, if any required to be remitted in connection with such deemed surrender; and

(B)   each holder of Angle Options that are "out-of-the-money" based on the Cash Price per Share shall be deemed to have surrendered prior to the acquisition by Bellatrix of any Angle Shares pursuant to the Arrangement, all such Angle Options to Angle for cancellation for no consideration,

and the Parties shall enter into an amendment or amendment and restatement of this Agreement and the Plan of Arrangement to amend the Plan of Arrangement to include to provide for the deemed surrender of the Angle Options on the basis set out above, and this Agreement shall be amended accordingly;

(e)   Satisfaction of the income tax remittance obligation with respect to the exercise or surrender of Angle Options or Angle RSUs may also be accomplished by way of the withholding by Angle from the Angle Shares (or Bellatrix Shares or cash consideration payable pursuant to the Arrangement for such Angle Shares received on the exercise or surrender of Angle Options or Angle RSUs, as applicable), otherwise deliverable to the holder of such number of Angle Options or Angle RSUs as may be determined by Angle, in its sole discretion, to be necessary to satisfy the income tax remittance obligation. Angle, Bellatrix and/or the Depositary may sell such withheld Angle Shares or Bellatrix Shares, as trustee for any holder of Angle Options or Angle RSUs, to satisfy the remittance obligation and, in connection with such exercise or surrender, the holder of the Angle Options or Angle RSUs shall consent to the sale and grant to Angle, Bellatrix and the Depositary, as trustee for the holder of the Angle Options or Angle RSUs, an irrevocable power of attorney to effect the sale of such Angle Shares or Bellatrix Shares. Any Angle Shares or Bellatrix Shares withheld by Angle shall be sold through the facilities of the TSX and the funds used to satisfy the remittance obligation.

(f)   The Parties acknowledge and agree that

(i)   Angle will elect under subsection 110(1.1) of the Tax Act, in prescribed form, in respect of an Angle Option surrendered pursuant to an Option Exercise and Termination Agreement or pursuant to the terms of the Arrangement, as applicable, that neither Angle, nor any person who does not deal at arm's length with Angle, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of a cash payment made to holders of Angle Options in consideration for the surrender of such Angle Options; and

(ii)   Angle will provide holders of Angle Options who have surrendered such Angle Options with evidence in writing of the election under subsection 110(1.1) of the Tax Act.

2.6 Officers and Employees

(a) Angle has disclosed in writing to Bellatrix on or prior to Agreement Date certain information with respect to each of the employees of Angle: Angle will allow Bellatrix to interview any and all employees of Angle at such times as may reasonable requested by Bellatrix.

(b) Any employee of Angle who voluntarily resigns or is terminated for just cause prior to the Effective Time (provided that Angle shall not terminate the employment of any employee of Angle for any reason without the prior written consent of Bellatrix, such consent not to be unreasonably withheld or delayed) shall not be paid any amount on account of notice of termination, termination pay or severance pay for any reason, except with the consent of Bellatrix.

(c) The Parties acknowledge and agree that a portion of the Angle Employee Obligations represents bonuses to be declared and paid to employees of Angle (excluding any employee who is a party to an Angle Employment Agreement) in an amount not to exceed the amount agreed to by Bellatrix and Angle prior to the Agreement Date (the "**Angle Employee Bonuses**"). The Parties further acknowledge and agree that the amount of such Angle Employee Bonuses to be paid to each Angle employee may be determined by the board of directors of Angle prior to the Effective Date but such amount may not be paid to such Angle employees prior to the Effective Date. The Parties acknowledge and agree that the Angle Employee Bonuses will be paid on March 31, 2014; provided that if an employee is terminated for cause or resigns prior to such date no Angle Employee Bonus will be paid to such employee and if an employee is terminated without cause prior to such date such employee shall receive the Angle Employee Bonus upon such termination.

(d) The Parties acknowledge that the executive officers of Angle will not be offered continuing employment with Angle or Bellatrix, and that the employment of such executive officer will cease as of the Effective Time.

(e) The Parties acknowledge that completion of the Arrangement will constitute a "Change of Control" for purposes of the existing Angle Employment Agreements. Angle has disclosed in writing Angle's bona fide good faith estimate, having regard to the assumptions set forth therein, of the Angle Employee Obligations and the Parties agree that such Angle Employee Obligations (other than the Angle Employee Bonuses) will be paid out at the Effective Time subject to such employees receiving such payments executing resignations and mutual releases in accordance with Subsections 3.2(p) and 3.2(q). As at the Effective Time, no officers, employees or consultants of Angle shall be entitled to change of control, termination or severance payments (or both), except such payments the particulars of which are disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date. The Parties acknowledge and agree that the aggregate amount of bonuses to be declared and paid at the Effective Time to the officers and employees who are parties to the Angle Employment Agreements shall not exceed the amount agreed to by Bellatrix and Angle prior to the Agreement Date.

2.7 Board Nominee Right

Angle shall have the right prior to the Effective Time to request that one member of the current board of directors of Angle ("**Angle Nominee**") be appointed as a director of Bellatrix. To the extent that Angle makes such request prior to the Effective Time and provided such Angle Nominee is acceptable to the board of directors of Bellatrix having regard to such considerations as the board of directors of Bellatrix considers appropriate in proper discharge of their duties, including, but not limited to, such factors as the current composition of the board of directors of Bellatrix and the expertise and experience of such Angle Nominee as well as the current members of the board of directors of Bellatrix, the board of directors of Bellatrix shall authorize and approve the appointment of such Angle Nominee, such appointment to be effective immediately following the Effective Time.

2.8 Indemnities, Directors' and Officers' Insurance and Angle Agreements and Undertakings

(a) Bellatrix agrees that, after the Effective Time, Angle and any successor to Angle will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Angle pursuant to the provisions of the articles, by-laws or other constating documents of Angle, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Angle and its past or current officers or directors effective on or prior to the Agreement Date and Angle has provided Bellatrix the most recent form of indemnity agreement used for its directors and officers on or prior to the Agreement Date.

(b) Bellatrix will maintain or cause to be maintained in effect for six years from the Effective Time, customary policies of directors' and officers' liability insurance providing coverage comparable to the coverage provided by the directors' and officers' policies obtained by Angle that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Angle may, in the alternative, with the consent of Bellatrix, purchase run off directors' and officers' liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time, and in such event Bellatrix will not have any further obligation under this Subsection 2.8(b).

2.9 Applicable U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Bellatrix Shares issuable to Angle Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.9.

2.10 Income Tax Election

(a) The exchange of Angle Shares solely for Bellatrix Shares will be structured as a tax deferred share-for-share exchange pursuant to Subsection 85.1(1) of the Tax Act. In addition, as an alternative, a Angle Shareholder shall be entitled, in the manner and in accordance with any deadlines contemplated by the Plan of Arrangement, to make an income tax election, pursuant to Subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law), with respect to the exchange of Angle Shares for Bellatrix Shares or a combination of Bellatrix Shares and cash under the Arrangement. The Arrangement will be structured to allow those Angle Shareholders who receive a combination of Bellatrix Shares and cash in consideration for their Angle Shares to have such exchange be treated as a single transaction whereby all of their Angle Shares are exchanged as a single transaction for the Bellatrix Shares and cash so received.

(b)   Angle, Bellatrix and the Depositary shall be entitled to deduct or withhold from any dividend or consideration payable to any Angle Securityholder, such amounts as Angle, Bellatrix or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Angle Securityholders in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration and dividends otherwise payable to the holder, any of Angle, Bellatrix or the Depositary is hereby authorized to sell or otherwise dispose of such other portion of share portion of the consideration as is necessary to provide sufficient funds to Angle, Bellatrix or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Angle, Bellatrix and the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

ARTICLE 3
COVENANTS

3.1   Covenants of Bellatrix

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws or except with the prior written consent of Angle (such consent not to be unreasonably withheld or delayed):

(a)   Bellatrix will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its commercially reasonable efforts to assist Angle in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(b)   Bellatrix shall not, directly or indirectly, do or permit any of the following to occur: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) split, combine or reclassify any of its securities; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Bellatrix or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Bellatrix Shares, other than (A) on exercise or surrender of the currently outstanding Bellatrix share options or other currently outstanding convertible or exchangeable securities of Bellatrix; (B) on the conversion or redemption of the Bellatrix Debentures; (C) the grant of Bellatrix options to purchase Bellatrix Shares granted under Bellatrix's share option plan, Bellatrix performance and restricted awards under Bellatrix's award incentive plan and Bellatrix deferred share units under Bellatrix's deferred share unit plan; (D) pursuant to the Bellatrix Financing; or (E) any such issuance of Bellatrix Shares or other securities of Bellatrix for aggregate proceeds or consideration of not more than $50 million; (v) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Bellatrix; (vi) reduce the stated capital of any of its outstanding shares; (vii) make any material adverse change to the business, capital or affairs of Bellatrix; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)   Bellatrix will promptly provide to Angle, for review by Angle and its counsel, prior to filing or issuance of the same, any proposed public disclosure document containing any information about or relating to the Arrangement or Angle, including any documents relating to the Bellatrix Financing, which includes such information, including without limitation, any news release or material change report, subject to Bellatrix's obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Angle agrees to keep such information confidential until it is filed as part of the Bellatrix Public Record;

(d)   Bellatrix shall cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date;

(e)   Bellatrix shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(f)   Bellatrix shall: (i) duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable unless validly contested; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Returns; (iv) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (v) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Return for a taxation year ending in 2012 and prior to the Agreement Date; and (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Bellatrix which are not due or payable prior to the Effective Date, except to the extent that any failure to comply with any matter referred to in this subparagraph would not reasonably be expected to have a material adverse effect on Bellatrix or would not reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement;

(g)   Bellatrix shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation except to the extent that any failure to comply would not reasonably be expected to, have a material adverse effect on Bellatrix or would not reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement;

(h)   Bellatrix will promptly notify Angle in writing of:

    (i)   any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Bellatrix or the Arrangement;

(ii)   all material matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Bellatrix, threatened, against any Bellatrix or related to the Arrangement;

(iii)   any circumstance or development that, to the knowledge of Bellatrix, would have a material adverse effect on Bellatrix or which might reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement;

(iv)   any change affecting any representation or warranty provided by Bellatrix in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)   any change in any fact or matter disclosed in writing or included in any of the information provided to Angle and its Representatives in the course of their evaluation of Bellatrix which would reasonably be considered material to Angle in the context of this Agreement or which might materially impede the ability of Bellatrix to consummate the transactions contemplated hereby; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Bellatrix contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Angle hereunder;

(i)   Bellatrix shall assist Angle in the preparation of the Circular and all Court documents related to the Interim Order and Final Order, and provide to Angle, in a timely and expeditious manner, the Bellatrix Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Canadian Securities Laws as of the date of the Circular and Bellatrix shall provide Angle and its representatives with a reasonable opportunity to review and comment on the Bellatrix Information or any Bellatrix public disclosure document delivered in connection with or relating to the Bellatrix Financing which contains information relating to Angle or the Arrangement and reasonable consideration shall be given to any comments made by Angle and its representatives;

(j)   Bellatrix will continue to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;

(k)   Bellatrix will maintain the listing of the Bellatrix Shares on the TSX and the NYSE MKT and the listing of the Bellatrix Debentures (except upon the occurrence of the Bellatrix Debenture Redemption) on the TSX;

(l)   Bellatrix shall use its reasonable commercial efforts to obtain new or amended credit facilities to increase Bellatrix's borrowing limit above Bellatrix's current credit facilities to allow the amounts owing on Angle's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement;

(m)   Bellatrix will assist Angle in securing all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Bellatrix Information included in the Circular, including by reason of their name being included in a document incorporated by reference in the Circular, or otherwise, and will provide copies of such consents to Angle as soon as reasonably practicable;

(n)   on or prior to the Effective Date, Bellatrix shall provide the Depositary under the Plan of Arrangement, an irrevocable direction authorizing and directing such Depositary to deliver the aggregate cash consideration payable and Bellatrix Shares issuable pursuant to the Arrangement to holders of the Angle Shares in accordance with the Plan of Arrangement, together with sufficient funds to permit the Depositary to pay the aggregate cash consideration payable by it under the Plan of Arrangement;

(o)   if the requisite Debentureholders' Vote is received and provided that Bellatrix has not elected to not proceed with the purchase of the Angle Debentures pursuant to the provisions hereof, on the Effective Date, Bellatrix shall provide the Depositary under the Plan of Arrangement, an irrevocable direction authorizing and directing such Depositary to deliver the cash consideration payable pursuant to the Arrangement to holders of the Angle Debentures in accordance with the Plan of Arrangement, together with sufficient funds to permit the Depositary to pay the cash consideration payable by it to holders of the Angle Debentures under the Plan of Arrangement;

(p)   Bellatrix shall apply to the TSX for conditional approval of the listing of the Bellatrix Shares issuable pursuant to the Arrangement on the TSX and shall apply to the NYSE MKT for approval of the listing of such Bellatrix Shares on the NYSE MKT, and shall use all reasonable commercial efforts to obtain such conditional approval or approval, subject only to customary conditions for listing of such Bellatrix Shares, including receiving the approval of the Bellatrix Shareholders for the Arrangement Resolution, prior to the mailing of the Circular;

(q)   Bellatrix will make all filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, that are required to be made on the part of Bellatrix or, following the Effective Time, Angle, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws;

(r)   Bellatrix will cause to be taken all necessary corporate action to allot and reserve for issuance the Bellatrix Shares to be issued in exchange for Angle Shares in connection with the Arrangement;

(s)   Bellatrix shall indemnify and save harmless Angle and the directors, officers and agents of Angle from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Angle or any director, officer or agent of Angle may be subject or which Angle, or any director, officer or agent of Angle, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

        (i)   any misrepresentation or alleged misrepresentation by Bellatrix in the Circular;

        (ii)   any order made or any inquiry, investigation or proceeding initiated by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation by Bellatrix in the Circular; or

        (iii)   Bellatrix not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement, except that Bellatrix will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are caused by any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Angle Information included in the Circular, the negligence of Angle or any director, officer or agent of Angle or the non-compliance by Angle with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(t)   except for proxies and non-substantive communications with the holders of Bellatrix securities and communications that Bellatrix is required to keep confidential pursuant to Applicable Law, Bellatrix shall furnish promptly to Angle, or Angle's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Bellatrix from holders of Bellatrix securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Bellatrix Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; (iv) the Bellatrix Financing to the extent that it relates to Angle or the Arrangement; and (v) any dealings with stock exchanges or regulatory agencies or other Governmental Authorities in connection with the transactions contemplated by this Agreement;

(u)   Bellatrix shall convene and hold the Bellatrix Meeting, at which meeting the applicable Arrangement Resolution shall be submitted to the Bellatrix Shareholders entitled to vote upon such resolution for approval, and Bellatrix shall provide notice to Angle of the Bellatrix Meeting and allow Angle's Representatives to attend such meeting;

(v)   Bellatrix shall use commercially reasonable efforts to solicit proxies to be voted at the Bellatrix Meeting in favour of matters to be considered at the Bellatrix Meeting, including the applicable Arrangement Resolution (which shall not require Bellatrix to engage a proxy solicitation agent);

(w)   Bellatrix shall advise Angle, as Angle may request, and on a daily basis on each of the last ten Business Days prior to the proxy cutoff date for the Bellatrix Meeting, as to the aggregate tally of the proxies received by Bellatrix in respect of the Arrangement Resolution and any other matters to be considered at the Meeting;

(x)   Bellatrix shall conduct the Bellatrix Meeting in accordance with the by-laws of Bellatrix and any instrument governing the Bellatrix Meeting, as applicable, and otherwise in accordance with Applicable Laws;

(y)   Bellatrix shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws;

(z)   Bellatrix shall use its reasonable commercial efforts to satisfy, or cause the satisfaction of, the conditions set out in Sections 5.1 and 5.3 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Bellatrix;

(aa)   Bellatrix shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement; and

(bb)   Bellatrix shall ensure that it will have available funds, or availability under its credit facilities, to pay the cash consideration payable to the Angle Securityholders pursuant to the Arrangement or, if applicable, the Angle Termination Fee and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required.

3.2   **Covenants of Angle**

From the Agreement Date until the earlier of the completion of the Arrangement or the termination of this Agreement in accordance with Article 8 except as otherwise expressly permitted or specifically contemplated by this Agreement, or as otherwise required by Applicable Laws:

(a)   Each member of the Angle Group shall conduct its business in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any oil or natural gas property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use commercially reasonable efforts to maintain and preserve its business, assets, properties and goodwill and maintain satisfactory business relationships with suppliers, distributors, customers and others having business relationships with it;

(b)   Angle shall not, directly or indirectly, do or permit any of the following to occur: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise or surrender of the currently outstanding Angle Options or Angle RSUs), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Angle or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Angle Shares; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Angle; (vii) pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any material change to the business, capital or affairs of Angle; (viii) reduce the stated capital of any of its outstanding shares; (ix) pay, discharge or satisfy any material claims, liabilities or obligations; (x) terminate or hire any employees, except as contemplated by this Agreement; or (xi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)   Angle shall execute and adhere to the Angle Approved Capital Program and Budget, unless otherwise agreed to by Bellatrix, and Angle shall consult with Bellatrix, on a regular basis, in respect of the ongoing business and affairs of Angle and keep Bellatrix apprised of all material developments relating thereto;

(d)   Angle shall not, without the prior consultation with, and the prior written consent of, Bellatrix (not to be unreasonably withheld), directly or indirectly, except for expenditures considered necessary by Angle, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect of property or the environment, or other than as contemplated by the Angle Approved Capital Program and Budget: (i) sell, pledge, dispose of or encumber any assets having a value in the aggregate in excess of $250,000, except production in the ordinary course of business; (ii) expend or commit to expend any amount with respect to any capital expenditure other than as contemplated by the Angle Approved Capital Program and Budget in an aggregate amount in excess of $500,000; (iii) expend or commit to expend aggregate amounts in excess of $250,000 with respect to operating expenses, other than operating expenses incurred pursuant to the Arrangement or this Agreement; (iv) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership, trust or other business organization or division thereof that is not a subsidiary or affiliate of Angle as of the Agreement Date, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets having aggregate acquisition costs in excess of $250,000; (vi) incur or commit to incur any indebtedness for borrowed money in excess of existing credit facilities provided such indebtedness is as incurred otherwise in contemplation with the other provisions of this Section 3.2(d), or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or as otherwise contemplated by this Agreement; (vii) authorize, recommend or propose any release or relinquishment of any Material Contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing Material Contract or any material license, lease, production sharing agreement, government land concession or other material document; (ix) surrender, release or abandon the whole or any part of its assets (excluding oil and natural gas lease expiries as disclosed in writing to Bellatrix by Angle on or prior to the Agreement Date) (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any non-arm's length transactions including with any officers, directors, employees or consultants of Angle or transfer any property or assets of Angle to any directors, officers, employees or consultants; (xii) reimburse or approve or authorize the reimbursement of any expenses (other than those incurred in the ordinary course of business consistent with past practices) of any officer, employee or consultant of Angle; (xiii) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Angle Financial Statements or otherwise in the ordinary course of business; (xiv) enter into any agreements for the sale of production having a term of more than 30 days; (xv) enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xvi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(e)   other than to permit accelerated vesting of currently outstanding Angle Options or Angle RSUs as contemplated by this Agreement, no member of the Angle Group shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, except as is necessary to comply with Applicable Laws or the existing provisions of any such plans, programs, arrangements or agreements or as contemplated herein;

(f)   other than the payment of Angle Employee Obligations upon completion of the Arrangement (excluding the Angle Employee Bonuses, which shall be paid out in accordance with Subsection 2.6(c)), neither Angle nor any other member of the Angle Group shall: (i) make any payment to any employee, officer, director or consultant outside of their ordinary and usual compensation for services provided, other than as contemplated herein; (ii) grant any officer, director, employee or consultant an increase in compensation in any form; (iii) grant any general salary increase; (iv) take any action with respect to the amendment of any severance, change of control or termination pay policies or arrangements for any directors, officers or employees, except as contemplated herein; (v) enter into or amend any existing employment, severance, termination or change of control agreement; (v) adopt or amend (other than to permit accelerated vesting of currently outstanding Angle Options or Angle RSUs as contemplated by this Agreement) any stock option plan or other equity compensation plan, including the Angle Option Plan or the Angle RSU Plan, or the terms of any outstanding options or rights thereunder; nor (vi) advance any loan to any officer, director, employee, consultant or any other party not at arm's length;

(g)   Angle will promptly provide to Bellatrix, for review by Bellatrix and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Angle's obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Bellatrix agrees to keep such information confidential until it is filed as part of the Angle Public Record;

(h)   Each member of the Angle Group, as applicable, shall cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Angle shall consult with Bellatrix with respect to all such matters prior to taking any action in respect thereof;

(i)   No member of the Angle Group shall take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(j)   Angle will promptly notify Bellatrix in writing of:

    (i)   any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of any member of the Angle Group or the Arrangement;

    (ii)   all material matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Bellatrix, threatened, against any member of the Angle Group or related to the Arrangement;

    (iii)   any circumstance or development that, to the knowledge of Angle, would have a material adverse effect on the Angle Group (taken as a whole) or which might reasonably be expected to impede, interfere with or delay the Arrangement or prevent the completion of the Arrangement;

    (iv)   any change affecting any representation or warranty provided by Angle in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

    (v)   any change in any fact or matter disclosed in writing or included in any of the information provided to Bellatrix and its Representatives in the course of their evaluation of Angle which would reasonably be considered material to Bellatrix in the context of this Agreement or which might materially impede the ability of Angle to consummate the transactions contemplated hereby; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Angle contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Bellatrix hereunder;

(k)   Angle shall use its reasonable commercial efforts to obtain the written consent of its bankers, creditors and any other third parties to the extent required to permit the consummation of the Arrangement or as otherwise contemplated hereby and shall provide a copy of each such consent to Bellatrix on or prior to the Effective Date, provided that nothing in this Subsection 3.2(k) shall require Angle to make any payments to obtain any of the consents referred to above in this Subsection 3.2(k);

(l)   Angle will maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;

(m)   Angle will maintain the listing of the Angle Shares and Angle Debentures on the TSX;

(n)   Angle shall indemnify and save harmless Bellatrix and the directors, officers and agents of Bellatrix from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Bellatrix or any director, officer or agent of Bellatrix, may be subject or which Bellatrix, or any director, officer or agent of Bellatrix, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)   any misrepresentation or alleged misrepresentation by Angle in the Circular or in any information provided by Angle for inclusion or incorporation by reference in any Bellatrix public disclosure document, including any prospectuses, filed in connection with the Bellatrix Financing;

(ii)   any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular or in any information provided by Angle for inclusion or incorporation by reference in any Bellatrix public disclosure document, including any prospectuses, filed in connection with the Bellatrix Financing; or

(iii)   Angle not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Angle shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are caused by, any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Bellatrix Information included in the Circular or the negligence of Bellatrix or any director, officer or agent of Angle or the failure of Bellatrix to comply with Applicable Law in connection with the transactions contemplated by this Agreement;

(o)   except for proxies and non-substantive communications with the holders of Angle securities and communications that Angle is required to keep confidential pursuant to Applicable Law, Angle shall furnish promptly to Bellatrix, or Bellatrix's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Angle from holders of Angle securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Angle Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies in connection with the transactions contemplated by this Agreement;

(p)   Angle shall use reasonable commercial efforts to cause the resignation of its directors and officers effective at the Effective Time;

(q)   Angle shall use reasonable commercial efforts to secure mutual releases, in a form and substance satisfactory to Bellatrix (or in the case of employees who have a form of release attached to their relevant employment agreement, in such form as is attached to their relevant employment agreement) in favour of Bellatrix and Angle by each director and officer of Angle and by each employee of Angle who has received or will receive a severance or change of control payment as a result of the Arrangement;

(r)   Angle shall convene and hold the Angle Meeting, at which meeting the applicable Arrangement Resolution shall be submitted to the Angle Securityholders entitled to vote upon such resolution for approval, and Angle shall provide notice to Bellatrix of the Angle Meeting and allow Bellatrix's Representatives to attend such meeting;

(s)   Angle shall solicit proxies to be voted at the Angle Meeting in favour of matters to be considered at the Angle Meeting, including the applicable Arrangement Resolution and, if requested by Bellatrix, acting reasonably, shall engage a proxy solicitation agent (provided that the costs of any such proxy solicitation agent will not form part of the Angle Transaction Costs and will be paid by Bellatrix) to solicit proxies in favour of the Arrangement Resolution and cooperate with any Persons engaged to solicit proxies in favour of the approval of the Arrangement Resolution;

(t)   Angle shall advise Bellatrix, as Bellatrix may request, and on a daily basis on each of the last ten Business Days prior to the proxy cutoff date for the Angle Meeting, as to the aggregate tally of the proxies received by Angle in respect of the Arrangement Resolution and any other matters to be considered at the Meeting;

(u)   Angle shall conduct the Angle Meeting in accordance with the by-laws of Angle and any instrument governing the Angle Meeting (including without limitation, the Interim Order and the Angle Debenture Indenture), as applicable, and otherwise in accordance with Applicable Laws;

(v)   Angle shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws (including the filing of the unaudited comparative financial statements of Angle as at and for the three and nine month periods ended September 30, 2013, together with the notes thereto in accordance with Applicable Laws);

(w)   in the event that Dissent Rights are conferred upon any of the Angle Securityholders under the terms of the Interim Order, Angle shall promptly advise Bellatrix of the number of Angle Securityholders for which Angle receives notices of dissent or written objections to the

Arrangement and provide Bellatrix with copies of such notices and written objections on an as received basis and subject to Applicable Laws, shall provide Bellatrix with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Angle to any Angle Securityholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Bellatrix and its counsel prior to sending any such written communications. Angle shall not settle any claims with respect to Dissent Rights without the prior written consent of Bellatrix, not to be unreasonably withheld or delayed;

(x)   Angle shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any Applicable Laws and Angle shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(y)   Angle shall: (i) duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable unless validly contested; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Returns; (iv) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (v) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Return for a taxation year ending in 2012 and prior to the Agreement Date; and (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Angle which are not due or payable prior to the Effective Date;

(z)   Except in connection with or as a result of a Pre-Acquisition Reorganization, Angle will not, directly or indirectly reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carry-forwards;

(aa)   Angle shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation, without the consent of Bellatrix, such consent not to be unreasonably withheld;

(bb)   Angle shall ensure that it has available funds to permit the payment of the Bellatrix Termination Fee having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(cc)   Angle shall use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set out in Sections 5.1 and 5.2 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Angle;

(dd)   Angle shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement;

(ee)   Angle shall make available to Bellatrix, and consents to the use of, all financial statements, reserve information and other information of Angle which may be required to be disclosed by Bellatrix in any Bellatrix documents, including, without limitation, any business acquisition report, information circular or prospectus of Bellatrix, and any amendments thereto, as may be necessary or required in respect of the Bellatrix Financing or otherwise under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws. Such financial statements shall be prepared in accordance with GAAP. If required by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, such financial statements shall be audited or reviewed, as the case may be, by Angle's auditors and Angle shall use its reasonable commercial efforts to have its auditors and reserve engineers, to the extent required by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, provide the consent to the use of their reports and the use of their name in connection with any disclosure by Bellatrix of such financial statements and/or reserves reports; and

(ff)   Angle shall, and shall use its reasonable commercial efforts to, have its advisors and representatives to provide such cooperation to Bellatrix as Bellatrix may be reasonably requested in connection with the Bellatrix Financing, including one or more of the following cooperative actions if so requested:

(i)   participating in meetings, drafting sessions and due diligence sessions;

(ii)   furnishing the underwriters or agents with such financial, reserve, business, operational and other pertinent information regarding Angle as may be reasonably requested by Bellatrix, the underwriters or the agents;

(iii)   cooperating with Bellatrix in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with the Bellatrix Financing;

(iv)   using its reasonable commercial efforts to obtain customary accountants comfort letters, legal letters, professional firm consents and other documentation and items relating to the Bellatrix Financing as requested by Bellatrix and, if reasonably requested by Bellatrix, to cooperate with and assist it in obtaining such documentation and items; and

(v)   taking all such corporate actions that are necessary or customary to permit the consummation of the Bellatrix Financing.

3.3   Mutual Covenants Regarding the Arrangement

From the Agreement Date until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)   use its reasonable commercial efforts to complete the Arrangement on or before December 12, 2013;

(b)   use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts to:

(i)   obtain all waivers, consents and approvals from other parties to loan agreements, leases and other Contracts to which it is a party that may be necessary or desirable to permit the completion of the Arrangement on the terms contemplated hereby;

(ii)   obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder; and

(iii)   oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby.

(c)   in connection with the Competition Act Approval:

(i)   Bellatrix and Angle shall as promptly as reasonably practicable and in any event within 10 Business Days of the Agreement Date, duly file with the Commissioner a request for an ARC pursuant to Section 102 of the Competition Act and supply the Commissioner with such additional information as the Commissioner may request. Bellatrix shall have the primary responsibility for the preparation and submission of a request for an ARC pursuant to Section 102 of the Competition Act. Bellatrix and Angle shall respond as promptly as reasonably practicable under the circumstances to any inquiries received from the Commissioner for additional information or documentation and to all inquiries and requests received from the Commissioner;

(ii)   the Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with the Competition Act Approval, including providing each other with advance copies and reasonable opportunities to comment on all filings made to the Commissioner and any additional or supplementary information supplied pursuant thereto in respect of the Competition Act, and all notices and correspondence received from the Commissioner with respect to any filings under the Competition Act and shall consider in good faith their respective comments on all draft filings; and

(iii)   notwithstanding any other provision herein, in no event will Bellatrix be required hereunder or otherwise to agree to any hold separate, divestiture or other order, decree or restriction on the businesses of Bellatrix or any other business, the conduct thereof or future transactions;

(d)   use its reasonable commercial efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, including, without limitation, under the Competition Act as set out above in Subsection 3.3(c), and to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement, and each of Bellatrix and Angle will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other Party of its obligations under this Subsection 3.3(d) including, without limitation, assisting with the preparation and filing of any applications and continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Bellatrix and Angle, subject in all cases to the Angle Confidentiality Agreement and Bellatrix Confidentiality Agreement. Without limiting the generality of the foregoing, to the extent Competition Act Approval represents a condition precedent under Subsection 5.1(g) each of Bellatrix and Angle shall furnish to the other Party such information and assistance as the other Party may reasonably request in connection with its preparation of any filing or submission that may be necessary or advisable in connection with the Arrangement; and

(e)   notwithstanding any other provision in this Agreement, (including Subsections 3.3(c)(ii), 3.3(d) and 3.3(f) except as otherwise required by Applicable Law, where either Bellatrix or Angle, as the case may be, is obligated to provide information that it deems, acting reasonably, to be competitively sensitive information to the other Party in connection with the Competition Act Approval, Bellatrix or Angle, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the other Party or to external experts hired by external counsel to Bellatrix or Angle (or both) on the basis that such competitively sensitive information shall not be shared by such counsel or external experts with any other Person other than the Commissioner; and

(f)   use its reasonable commercial efforts to cooperate with the other Party in connection with the performance by the other Party of its obligations under this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between Representatives of Bellatrix and Angle, subject in all cases to the applicable Confidentiality Agreement.

3.4   Angle's Covenants Regarding Non-Solicitation

(a)   Angle shall (i) immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of officers, directors, employees, advisors, representatives and agents ("**Representatives**") of Angle), if any, with any third parties (other than Bellatrix) initiated before the Agreement Date with respect to any Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 8, discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; (iii) shall (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with Angle and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) will not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which Angle is a party, including, without limitation, any "standstill provisions" thereunder. Angle undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the Agreement Date.

(b)   Angle shall not, directly or indirectly, do, or authorize or permit any of its Representatives to do, any of the following:

(i)   solicit, assist or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)   withdraw or modify, or propose to withdraw or modify, in any manner adverse to Bellatrix, the approvals, determinations and recommendations of the board of directors of Angle as set out in Subsection 2.2(c);

(iii)   enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to its securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing; or

(iv)   accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal;

provided, however, that notwithstanding any other provisions of Subsection 3.4(a)(ii) or this Subsection 3.4(b), Angle and its Representatives may:

(v)   enter into, or participate in, any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Angle or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Angle Confidentiality Agreement (provided that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to Bellatrix), may furnish to such third party information concerning Angle and its business, affairs, properties and assets, in each case if, and only to the extent that:

(A)   the third party has first made an unsolicited written *bona fide* Acquisition Proposal and the board of directors of Angle determines in good faith: (1) that funds or other consideration necessary for the consummation of such Acquisition Proposal are available or, as demonstrated to the board of directors of Angle, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal, if any; (2) that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of the Angle Group which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes and which access shall not extend beyond the seventh calendar day after which such access is first afforded to the Person making such Acquisition Proposal; (3) that the board of directors of Angle and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of completion within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (4) after consultation with its financial advisor, that the Acquisition Proposal would if consummated in accordance with its terms (but not assuming away any risks of non-completion), result in a transaction financially superior for the Angle

Shareholders than the transaction contemplated by this Agreement in its current form (including taking into account any modifications to this Agreement proposed by Bellatrix as contemplated by Subsection 3.4(d)); and (f) after receiving the advice of outside legal counsel, as reflected in minutes of the board of directors of Angle, that the taking of such action is necessary for the board of directors of Angle in the discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B)   prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Angle provides notice to Bellatrix to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to Bellatrix the information required to be provided under Subsection 3.4(d);

(vi)   comply with Division 3 of Multilateral Instrument 62-104 — *Take-Over Bids and Issuer Bids* and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)   withdraw any approval or recommendation contemplated by Subsection 3.4(b)(ii) and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of Angle shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Subsection 3.4(d) and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the board of directors of Angle, that the taking of such action is necessary for the board of directors in the discharge of its fiduciary duties under Applicable Laws, (B) Angle complies with its obligations set out in Subsection 3.4(d), and (C) Angle terminates this Agreement in accordance with Subsection 8.1(g) and concurrently therewith pays the amount required by Section 6.1.

(c)   Angle shall promptly (and in any event within 24 hours of receipt by Angle) notify Bellatrix (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Angle, its assets, or any amendments to the foregoing received by Angle. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) received by Angle or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request (to the extent then known by Angle). Angle shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Bellatrix may reasonably request (to the extent then known by Angle). Angle shall keep Bellatrix fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all reasonable inquiries by Bellatrix with respect thereto, and shall provide to Bellatrix copies of all material correspondence and other written material sent to or provided to Angle by any Person in connection with such inquiry, proposal, offer or request or sent or provided by Angle to any Person in connection with such inquiry, proposal, offer or request.

(d)   Following receipt of a Superior Proposal, Angle shall give Bellatrix, orally and in writing, at least 72 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall (i) confirm that the board of directors of Angle has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between Angle and such third party in all material respects, and Angle will concurrently provide a true and complete copy thereof and, will thereafter promptly provide any amendments thereto, to Bellatrix. During the 72 hour period commencing on the delivery of such notice, Angle agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal` and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period, Angle shall, and shall cause its financial and legal advisors to, negotiate in good faith with Bellatrix and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Angle to proceed with the Arrangement, as amended, rather than the Superior Proposal. In the event Bellatrix confirms in writing its commitment to amend this Agreement to provide a transaction financially superior for the Angle Shareholders than the Superior Proposal and so advises the board of directors of Angle prior to the expiry of such 72 hour period, the board of directors of Angle shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. Notwithstanding the foregoing, and for greater certainty, Bellatrix shall have no obligation to make or negotiate any changes to this Agreement in the event that Angle is in receipt of a Superior Proposal. Angle acknowledges that each successive material modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of the requirement under this Subsection 3.4(d) to initiate a new 72 hour notice period.

(e)   The board of directors of Angle shall reaffirm its recommendation of the Arrangement by news release promptly, and in any event within 72 hours of being requested to do so by Bellatrix (or in the event that the Angle Meeting to approve the Arrangement is scheduled to occur within such 72 hour period, prior to the scheduled date of such meeting), in the event that (i) any Acquisition Proposal is publicly announced unless the board of directors of Angle has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with this Section 3.4; or (ii) the Parties have entered into an amended agreement pursuant to Subsection 3.4(d) that results in any Acquisition Proposal not being a Superior Proposal.

(f)   Bellatrix agrees that all information that may be provided to it by Angle with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Evaluation Material" as that term is defined in the Angle Confidentiality Agreement and such information shall not be disclosed or used except in accordance with the Angle Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)   Each Party shall ensure that its Representatives are aware of the provisions of this Section 3.4. Angle shall be responsible for any breach of this Section 3.4 by its Representatives.

3.5   Access to Information

(a)   From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, Angle shall, subject to compliance with Applicable Laws and the Angle

Confidentiality Agreement and upon reasonable notice, provide Bellatrix and its Representatives access, during normal business hours and at such other time or times as Bellatrix may reasonably request, to its premises (including field offices and sites), books, Contracts, Returns, records, computer systems, properties, employees and management personnel and shall furnish promptly to Bellatrix all information concerning its business, properties, operations and personnel as Bellatrix may reasonably request in order to permit Bellatrix to be in a position to expeditiously and efficiently integrate the business and operations of Angle with those of Bellatrix immediately upon but not prior to the Effective Date. From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, Angle agrees to keep Bellatrix appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the Agreement Date that would reasonably be considered relevant and material to a prudent operator of the business and operations of Angle. From and after the Agreement Date until the Effective Time or the termination of this Agreement, Angle shall confer with Bellatrix prior to taking action with respect to any material operational matters involving its business and Angle shall update Bellatrix as to all material matters following any weekly operations meetings held by Angle and, if requested by Bellatrix, shall allow Bellatrix personnel to attend such weekly operations meetings.

(b)   The Parties acknowledge and agree that all information provided by Angle to Bellatrix (or any of its Representatives) pursuant to this Section 3.5 shall be considered to be "Evaluation Material" for purposes of the Angle Confidentiality Agreement and shall be subject to the Angle Confidentiality Agreement.

3.6   Pre-Acquisition Reorganization

Angle shall reasonably cooperate with Bellatrix and its tax advisors in structuring the Arrangement and other transactions contemplated to occur in conjunction with the Arrangement and any Pre-Acquisition Reorganization (as defined below) in a tax effective manner and assist Bellatrix and its tax advisors in making such investigations and enquiries with respect to Angle in that regard, as Bellatrix and its tax advisors shall consider necessary provided that Angle shall not be obligated to consent or agree to any structuring contemplated by this Section 3.6 that (i) would have the effect of reducing the consideration to be received under the Arrangement by any of the Angle Securityholders; (ii) impose any incremental tax obligations on the Angle Securityholders in connection with the Arrangement or a Pre-Acquisition Reorganization; or (iii) may have an adverse effect on Angle or its business or assets if the Arrangement is not consummated for any reason, and unless it has received an appropriate indemnity indemnifying it for all liabilities, damages, claims, judgements, costs, expenses, and losses which it may suffer or incur as a result of such Pre-Acquisition Reorganization. "**Pre-Acquisition Reorganization**" means any reorganization of the corporate structure, capital structure, business, operations and assets of Angle prior to the acquisition by Bellatrix of all of the issued and outstanding Angle Shares. Without limiting the generality of, and subject to the foregoing, Angle agrees to co-operate with Bellatrix in order to facilitate any such reorganization, amalgamations, transactions or Pre-Acquisition Reorganization which Bellatrix determines would be advisable to enhance the tax efficiency of the combined corporate group and any anticipated dispositions and to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of any such reorganization, amalgamations, transactions or Pre-Acquisition Reorganization as is reasonably requested by Bellatrix. Any Pre-Acquisition Reorganization costs shall not be included in Angle Transaction Costs.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1   Representations and Warranties of Bellatrix

Bellatrix hereby makes the representations and warranties set out in this Section 4.1 to, and in favour of, Angle and acknowledges that Angle is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)   <u>Organization and Qualification</u>. Bellatrix has been duly amalgamated and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Bellatrix is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on Bellatrix.

(b)   <u>Authority Relative to this Agreement</u>. Bellatrix has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Bellatrix of the transactions contemplated by the Arrangement have been duly authorized by the board of directors of Bellatrix and no other proceedings on the part of Bellatrix are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by Bellatrix Shareholders and approval of the Circular and matters relating to the Bellatrix Meeting by the board of directors of Bellatrix. This Agreement has been duly executed and delivered by Bellatrix and constitutes a legal, valid and binding obligation of Bellatrix enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)   <u>Subsidiaries</u>. Bellatrix has no subsidiaries that have any assets or liabilities.

(d)   <u>No Violations</u>. Except as contemplated by this Agreement:

   (i)   neither the execution and delivery of this Agreement by Bellatrix nor the consummation of the transactions contemplated by the Arrangement nor compliance by Bellatrix with any of the provisions hereof will:

      (A)   violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Bellatrix or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Bellatrix; or (2) subject to the approval of the Arrangement by Bellatrix's bankers, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Bellatrix is a party or to which it, or any of their properties or assets, may be subject; or

(B)   subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Bellatrix or any of its properties or assets; and

(C)   cause the suspension or revocation of any authorization, consent, approval or license currently in effect;

(except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances (other than Permitted Encumbrances), suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any material adverse effect on Bellatrix, or significantly impede the ability of Bellatrix to consummate the transactions contemplated by the Arrangement); or

(ii)   other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Bellatrix Shareholders, Court, Governmental Authorities (including the Competition Act Approval), the TSX and the NYSE MKT:

(A)   there is no legal impediment to Bellatrix's consummation of the Arrangement; and

(B)   no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Bellatrix in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on Bellatrix, or significantly impede the ability of Bellatrix to consummate the Arrangement.

(e)   <u>Bellatrix Shares</u>. Bellatrix has reserved and allotted a sufficient number of Bellatrix Shares as are issuable pursuant to the Arrangement, and, subject to the terms and conditions of the Arrangement, such Bellatrix Shares will be validly issued as fully paid and non-assessable pursuant to the Arrangement.

(f)   <u>Funds Available.</u> Bellatrix has sufficient funds available to pay the Angle Termination Fee and upon completion of the Bellatrix Financing, Bellatrix will have sufficient funds available, or availability under its credit facilities, to pay the cash consideration payable to the Angle Securityholders pursuant to the Arrangement.

(g)   <u>Litigation</u>. There are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Bellatrix, threatened, affecting or that would reasonably be expected to affect Bellatrix or affecting or that would reasonably be expected to affect any of its properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Bellatrix which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to Bellatrix, or would significantly impede the ability of Bellatrix to consummate the Arrangement.

(h)   <u>Taxes, etc</u>. Except as disclosed in writing on or prior to the Agreement Date, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on Bellatrix:

(i)   all Tax Returns required to be filed by or on behalf of Bellatrix for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such Tax Returns are complete and correct in all material respects. All material Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by Bellatrix with respect to items or periods covered by such Tax Returns;

(ii)   Bellatrix has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Tax Return, or, where payment is not yet due, Bellatrix has established adequate accruals in conformity with GAAP in the Bellatrix Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Bellatrix has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)   no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Bellatrix that have not yet been settled;

(iv)   no material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement to which Bellatrix is a party as a result of this transaction;

(v)   Bellatrix is not a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Bellatrix, has such an event been asserted in writing by any Governmental Authority or threatened against Bellatrix or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Bellatrix or its subsidiaries. No audit by Taxing Authorities of Bellatrix or its subsidiaries is in process or to the knowledge of Bellatrix, pending; and

(vi)   Bellatrix is not a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement which will have effect after the Effective Time;

(i)   <u>Investment Canada Act</u>. Bellatrix is not a "non-Canadian" within the meaning of the Investment Canada Act.

(j)   Securities Laws. Bellatrix is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Bellatrix Shares and Bellatrix Debentures are listed and posted for trading on the TSX. The Bellatrix Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, and Bellatrix is in compliance in all material respects with its obligations thereunder. The Bellatrix Shares are listed and posted for trading on the NYSE MKT. Bellatrix is not in material default of any material requirements of any Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any rules or regulations of, or agreement with, the TSX and the NYSE MKT. No delisting, suspension of trading in or cease trading order with respect to Bellatrix Shares or Bellatrix Debentures (except upon the occurrence of the Bellatrix Debenture Redemption) is pending or, to the knowledge of Bellatrix, threatened. The documents and information comprising Bellatrix Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in Bellatrix Public Record prior to the Agreement Date. Bellatrix has not filed any confidential material change report that, at the Agreement Date, remains confidential.

(k)   Capitalization. As of the Agreement Date, the authorized capital of Bellatrix consists of an unlimited number of Bellatrix Shares. As of the Agreement Date, 110,427,454 Bellatrix Shares are issued and outstanding. In addition, as at the Agreement Date, Bellatrix has issued and outstanding $44,951,000 aggregate principal amount of Bellatrix Debentures. Other than Bellatrix options to purchase up to 9,206,229 Bellatrix Shares granted under Bellatrix's share option plan, 979,000 Bellatrix performance and restricted awards granted under Bellatrix's award incentive plan which provide for the issuance of Bellatrix Shares under certain circumstances including receiving the approval of the Bellatrix Shareholders for such issuance, 530,600 Bellatrix deferred share units granted under Bellatrix's deferred share unit plan which provide for the issuance of Bellatrix Shares under certain circumstances including receiving the approval of the Bellatrix Shareholders for such issuance and Bellatrix Debentures convertible into up to 8,026,967 Bellatrix Shares (or upon the redemption or maturity of Bellatrix Debentures Bellatrix may satisfy its obligations by the issuance of such number of Bellatrix Shares as is calculated in accordance with the trust indenture governing the terms of such Bellatrix Debentures), there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Bellatrix of any securities of Bellatrix (including Bellatrix Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Bellatrix (including Bellatrix Shares). All outstanding Bellatrix Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Bellatrix Shares issuable upon the exercise of Bellatrix Options or upon the conversion, redemption or maturity of Bellatrix Debentures in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Bellatrix Shares, there are no securities of Bellatrix outstanding which have the right to vote generally with Bellatrix Shareholders on any matter.

(l)   No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, Bellatrix Shares, Bellatrix Debentures (except upon the occurrence of the Bellatrix Debenture Redemption) or any other securities of Bellatrix has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Bellatrix, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(m)   Financial Statements. Bellatrix Financial Statements, and any interim or annual financial statements filed by or on behalf of Bellatrix on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with GAAP and present or, when so filed, will present fairly in accordance with GAAP in the consolidated financial position, results of operations and changes in financial position of Bellatrix on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Bellatrix's accounting policies, except as described in the notes to the Bellatrix's Financial Statements, since January 1, 2012.

(n)   Books and Records. The financial books, records and accounts of Bellatrix, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Bellatrix and (iii) accurately and fairly reflect the basis for Bellatrix Financial Statements. The corporate records and minute books of Bellatrix have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Angle except that minutes of certain recent meetings of the board of directors of Bellatrix have not been prepared or finalized as at Agreement Date (provided that details of the matters discussed at such meetings have been disclosed to Angle prior to the Agreement Date).

(o)   Absence of Undisclosed Liabilities. Except as disclosed in writing to Angle or in the Bellatrix Public Record on or prior to Agreement Date, Bellatrix does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)   those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in Bellatrix Financial Statements (the "**Bellatrix Balance Sheet**");

(ii)   those incurred in the ordinary course of business and not required to be set forth in Bellatrix Balance Sheet under GAAP;

(iii)   those incurred in the ordinary course of business since the date of Bellatrix Balance Sheet and consistent with past practice; and

(iv)   those incurred in connection with the execution of this Agreement.

(p)   Absence of Certain Changes or Events. Except as disclosed in writing to Angle or in Bellatrix Public Record on or prior to Agreement Date and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2012:

(i)   Bellatrix has conducted its business only in the ordinary course of business substantially consistent with past practice; and

(ii)   no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Bellatrix has been incurred other than in the ordinary course of business.

(q)   Registration, Exemption Orders, Licenses, etc. To the knowledge of Bellatrix, Bellatrix has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority (collectively, the "**Governmental Authorizations**") necessary in connection with its business as it is now being, or proposed to be, conducted, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix. No proceedings are pending or, to the knowledge of Bellatrix, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix.

(r)   Compliance with Laws. Bellatrix is not in violation of any Applicable Laws which violation could reasonably be expected to have a material adverse effect on Bellatrix and Bellatrix's operations and business is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix or would significantly impact the ability of Bellatrix to consummate the Arrangement, and Bellatrix has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on Bellatrix or would significantly impact the ability of Bellatrix to consummate the Arrangement.

(s)   Restrictions on Business Activities. There is no judgment, injunction or order binding upon Bellatrix that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on Bellatrix.

(t)   Non-Arm's Length Transactions. Other than as disclosed in writing on or prior to Agreement Date and except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between Bellatrix, on the one hand, and (i) any officer, director or employee of, or consultant to Bellatrix, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Bellatrix or (iii) any associate or affiliate of any such Person (collectively, "**Related Parties**"). No Related Party, owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Bellatrix or any revenue or rights attributed thereto.

(u)   Title. Although it does not warrant title: (i) Bellatrix does not have reason to believe that it does not have good and marketable title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons and does represent and warrant that the such interests are free and clear of all Encumbrances (other than Permitted Encumbrances) created by, through or under Bellatrix or those arising in the ordinary course of business, which are not material in the aggregate, and Bellatrix has not received written notice of any default or purported default under the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which it derives its interests in its oil and gas properties that have not been remedied in all material respects or if unremedied would in the aggregate, have a material adverse effect; and (ii) there are no defects, failures or impairments in the title of Bellatrix to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (i) the quantity and pre-tax present worth values of such assets as reflected in the Bellatrix Reserves Report; (ii) the current production volumes of Bellatrix; or (iii) the current cash flow of Bellatrix.

(v)   Bellatrix Sproule Reports. Bellatrix made available to Sproule, prior to the issuance of the Bellatrix Reserves Report for the purpose of preparing the Bellatrix Reserves Report, all information requested by Sproule, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, Bellatrix has no knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to Sproule since the date that such information was provided. Bellatrix believes that Bellatrix Reserves Report reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as of the effective dates of the report based upon information available at the time such reserve information was prepared, and Bellatrix believes that, at the date of such report, such report did not (and as of the Agreement Date, except as may be attributable to production of the reserves since the date of such reports, such reports do not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated reserves producible therefrom.

(w)   Environmental. Except to the extent that any violations or other matters referred to in this subparagraph does not, and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Bellatrix (and in the case of properties for which Bellatrix is not the operator, to Bellatrix's knowledge):

(i)   to the best of its knowledge Bellatrix is not in violation of any applicable Environmental Laws;

(ii)   to the best of its knowledge Bellatrix has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)   to the best of its knowledge there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Bellatrix, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Bellatrix, that have not been fully remediated;

(iv)   no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Bellatrix which Bellatrix has notice;

(v)   Bellatrix has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)   Bellatrix holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and Bellatrix has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(vii)   there are no pending or, to the knowledge of Bellatrix, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Bellatrix currently or formerly owned, leased, operated or otherwise used.

(x)   <u>Absence of Undisclosed Changes</u>. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Bellatrix from the position set forth in Bellatrix Financial Statements (other than as have been disclosed in Bellatrix Public Record or in writing to Angle on or prior to Agreement Date) and Bellatrix has not incurred or suffered a material adverse change since January 1, 2012 and since that date there have been no facts, transactions, events or occurrences which would have a material adverse effect on Bellatrix which have not been disclosed in Bellatrix Public Record.

(y)   <u>No Defaults</u>. Bellatrix is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a material adverse effect on Bellatrix.

(z)   <u>Insurance</u>. Policies of insurance that are in force as of the Agreement Date naming Bellatrix as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which Bellatrix operates, and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect Bellatrix interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa)   <u>Proceeds of Crime</u>. To the knowledge of Bellatrix, it has not, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Canada Corruption of Foreign Public Officials Act* (Canada) or the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada), the *Foreign Corrupt Practices Act of 1977* or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Bellatrix and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(bb)   <u>Whistleblower Reporting.</u> As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by Bellatrix or its officers, directors, employees, agents or independent contractors to an officer of

Bellatrix, the audit committee (or other committee designated for that purpose) of the board of directors of Bellatrix or the board of directors of Bellatrix.

(cc) <u>Fairness Opinion.</u> The board of directors of Bellatrix has received verbal Fairness Opinions from AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd. that the consideration to be paid by Bellatrix to Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix.

(dd) <u>Board Approval.</u> Based upon, among other things, the opinions of AltaCorp Capital Inc. and Macquarie Capital Markets Canada Ltd., the board of directors of Bellatrix has unanimously (except one member of the board of directors of Bellatrix was absent at the meeting where such matters were determined, approved or recommended): (i) determined that the Arrangement is in the best interests of Bellatrix; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) resolved to recommend that Bellatrix Shareholders vote in favour of the Arrangement.

(ee) <u>No Reduction of Interests.</u> Except as is reflected in the Bellatrix Reserves Report or as disclosed in writing to Angle or in the Bellatrix Public Record on or prior to Agreement Date, none of Bellatrix's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Bellatrix, which would in the aggregate have a material adverse effect on Bellatrix.

(ff) <u>Royalties, Rentals and Taxes Paid.</u> Other than as disclosed in writing to Angle prior to the Agreement Date, to its knowledge all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, Bellatrix's ownership of its oil and gas assets, the production of petroleum substances from its oil and gas assets or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Bellatrix's oil and gas assets and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner except to the extent that such non payment would not in the aggregate have a material adverse effect on Bellatrix.

(gg)   <u>Production Allowables and Production Penalties</u>.

        (i)   to its knowledge, none of the wells in which Bellatrix holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and Bellatrix has no knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

        (ii)   Bellatrix has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas oil ratio, off target and overproduction penalties imposed by any Governmental Authority that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on Bellatrix.

(hh)   <u>No Withholding.</u> The data and information in respect of Bellatrix and its assets, liabilities, business and operations provided by Bellatrix and its Representatives to Angle or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Bellatrix has no knowledge of any material adverse change to the assets and financial position of Bellatrix from that disclosed in such data and information.

(ii)   <u>Investment Company</u>. Bellatrix is not registered or required to be registered as an "investment company" pursuant to the *United States Investment Company Act of 1940*, as amended.

(jj)   <u>PFIC.</u> Based on its current business plans and expectations, Bellatrix does not believe that as of the end of its fiscal year ended December 31, 2013, it will be classified as a "passive foreign investment company" (as such term is defined in Section 1297 of the United States Internal Revenue Code of 1986) in respect of its fiscal year ended December 31, 2013.

(kk)   <u>Pre-emptive Rights</u>. Bellatrix does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of and member of Bellatrix that will be triggered or accelerated by the Arrangement except to the extent that any of such rights would not in the aggregate have a material adverse effect on Bellatrix.

(ll)   <u>No Expropriation.</u> No assets of any member of Bellatrix have been taken or expropriated by any Governmental Entity nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Bellatrix (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding except in any case to the extent that such events would not in the aggregate have a material adverse effect on Bellatrix.

(mm)   <u>Material Contracts.</u> Bellatrix has disclosed in writing to Angle on or prior to the Agreement Date a list of all Contracts, correct, current and complete copies of which have been made available to Angle (the "**Material Contracts**") pursuant to which Bellatrix will, or may reasonably be expected to, result in a requirement of Bellatrix to expend more than an aggregate of $5,000,000 or receive or be entitled to receive revenue of more than an aggregate of $5,000,000 in either case in the next 12 months. Each of such Material Contracts constitutes a legally valid and binding agreement of Bellatrix or its subsidiaries, enforceable in accordance with their respective terms and, to the knowledge of Bellatrix, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement which is material to the business of Bellatrix (taken as a whole) and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on Bellatrix.

(nn)   Long Term and Derivative Transactions. Other than as disclosed to Angle in writing on or prior to Agreement Date, Bellatrix has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(oo)   Operation and Condition of Wells. All wells in which any member of Bellatrix hold an interest:

(i)   for which any member of Bellatrix was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)   for which no member of Bellatrix was or is operator, to Bellatrix's knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on Bellatrix.

(pp)   Operation and Condition of Tangibles. Bellatrix's tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)   for which any member of Bellatrix was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of Bellatrix was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)   for which no member of Bellatrix was or is operator, to Bellatrix's knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of Bellatrix was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non compliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on Bellatrix.

4.2   **Representations and Warranties of Angle**

Angle hereby makes the representations and warranties set out in this Section 4.2 to and in favour of Bellatrix and acknowledges that Bellatrix is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)   <u>Organization and Qualification.</u>   Each of Angle and Angle Resources Inc. has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each member of the Angle Group is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole).

(b)   <u>Partnership Organization.</u> Angle Energy Partnership has been properly created and organized and is validly existing as a general partnership under the laws of the Province of Alberta and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted.

(c)   <u>Authority Relative to this Agreement.</u>   Angle has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Angle of the transactions contemplated by the Arrangement have been duly authorized by the board of directors of Angle and no other proceedings on the part of Angle are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by Angle Shareholders and approval of the Circular and matters relating to the Angle Meeting by the board of directors of Angle. This Agreement has been duly executed and delivered by Angle and constitutes a legal, valid and binding obligation of Angle enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)   <u>Subsidiaries.</u>   Angle has no subsidiaries, other than the other members of the Angle Group and Angle owns, directly or indirectly, all of the outstanding voting and equity securities of such other members of the Angle Group. All of the outstanding shares and all other ownership interests in the subsidiaries of Angle are duly authorized, validly issued and fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Angle, are owned by Angle free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiaries.

There are no rights of first refusal and similar rights restricting transfer of the Angle Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and other than the Angle Debentures, there are no outstanding contractual or other obligations of any member of the Angle Group to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them.

(e)   <u>No Violations.</u> Except as contemplated by this Agreement:

(i)   neither the execution and delivery of this Agreement by Angle nor the consummation of the transactions contemplated by the Arrangement nor compliance by Angle with any of the provisions hereof will:

(A)   violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Angle Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Angle; or (2) subject to the receipt of the consent of Angle's bankers, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which a member of the Angle Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a member of the Angle Group is bound; or

(B)   subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to the Angle Group or any of their respective properties or assets; and

(C)   cause the suspension or revocation of any authorization, consent, approval or license currently in effect

(except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any material adverse effect on the Angle Group (taken as a whole), or significantly impede the ability of Angle to consummate the transactions contemplated by the Arrangement); or

(ii)   other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Angle Shareholders, Court, Governmental Authorities (including the Competition Act Approval), and the TSX:

(A)   there is no legal impediment to Angle's consummation of the Arrangement; and

(B)   no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Angle in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole), or significantly impede the ability of Angle to consummate the Arrangement.

(f)   <u>Litigation.</u> Other than as disclosed in writing to Bellatrix prior to the Agreement Date or in the Angle Public Record, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Angle, threatened, affecting or that would reasonably be expected to affect the Angle Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of the Angle Group which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to the Angle Group (taken as a whole), or would significantly impede the ability of Angle to consummate the Arrangement.

(g)   <u>Taxes, etc.</u> Except as disclosed in writing prior to the Agreement Date, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on the Angle Group (taken as a whole):

(i)   all Tax Returns required to be filed by or on behalf of any members of the Angle Group for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All material Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by any member of the Angle Group with respect to items or periods covered by such Tax Returns;

(ii)   each member of the Angle Group has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Tax Return, or, where payment is not yet due, Angle has established adequate accruals in conformity with GAAP in the Angle Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Angle has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)   no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Angle or any of its subsidiaries that have not yet been settled;

(iv)   no material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement to which Angle is a party as a result of this transaction;

(v)   no member of the Angle Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Angle, has such an event been asserted in writing by any Governmental Authority or threatened against Angle or its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Angle or its subsidiaries. No audit by Taxing Authorities of Angle or its subsidiaries is in process or to the knowledge of Angle, pending; and

(vi)   No member of the Angle Group is a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement which will have effect after the Effective Time.

(h)   <u>Investment Canada Act.</u> Angle is not a "non-Canadian" within the meaning of the Investment Canada Act.

(i)   <u>Securities Laws.</u> Angle is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the Angle Shares and Angle Debentures are listed and posted for trading on the TSX. Angle is not in default of any material requirements of any Applicable Canadian Securities Laws or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the Angle Shares or Angle Debentures is pending or, to the knowledge of Angle, threatened. The documents and information comprising the Angle Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Angle Public Record prior to the Agreement Date. Angle has not filed any confidential material change report that, at the Agreement Date, remains confidential.

(j)   <u>Capitalization</u>. As of the Agreement Date, the authorized capital of Angle consists of an unlimited number of Angle Shares and preferred shares, issuable in series. As of the Agreement Date, 81,051,631 Angle Shares and no preferred shares are issued and outstanding. In addition, as at the Agreement Date, Angle has issued and outstanding $60,000,000 aggregate principal amount of Angle Debentures. Other than Angle Options providing for the issuance of up to 4,046,518 Angle Shares, Angle RSUs providing for the issuance of up to 943,207 Angle Shares and Angle Debentures convertible into up to 4,780,876 Angle Shares (or upon the redemption or maturity of the Angle Debentures Angle may satisfy its obligations by the issuance of such number of Angle Shares as is calculated in accordance with the Angle Debenture Indenture), there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Angle of any securities of Angle (including Angle Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Angle (including Angle Shares). All outstanding Angle Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Angle Shares issuable upon the exercise of Angle Options or upon the conversion, redemption or maturity of Angle Debentures in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Angle Shares, there are no securities of Angle outstanding which have the right to vote generally with Angle Shareholders on any matter.

(k)   <u>No Orders.</u> No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Angle Shares, Angle Debentures or any other securities of Angle has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Angle, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(l)   Financial Statements. The Angle Financial Statements, and any interim or annual financial statements filed by or on behalf of Angle on and after the Agreement Date with the securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were or, when so filed, will have been prepared in accordance with GAAP, and present or, when so filed, will present fairly in accordance with GAAP in the consolidated financial position, results of operations and changes in financial position of Angle on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Angle's accounting policies, except as described in the notes to the Angle Financial Statements, since January 1, 2012.

(m)   Books and Records. The financial books, records and accounts of Angle and its subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Angle and its subsidiaries and (iii) accurately and fairly reflect the basis for the Angle Financial Statements. The corporate records and minute books of Angle and its subsidiaries have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Bellatrix except that minutes of certain recent meetings of the board of directors of Angle have not been prepared or finalized as at Agreement Date (provided that details of the matters discussed at such meetings have been disclosed to Bellatrix prior to the Agreement Date).

(n)   Absence of Undisclosed Liabilities. Except for the Angle Transaction Costs, including the Angle Employee Obligations, or in the Angle Public Record Angle on or prior to the Agreement Date or any of its subsidiaries does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

   (i)   those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Angle Financial Statements (the "**Angle Balance Sheet**");

   (ii)   those incurred in the ordinary course of business and not required to be set forth in the Angle Balance Sheet under GAAP;

   (iii)   those incurred in the ordinary course of business since the date of the Angle Balance Sheet and consistent with past practice; and

   (iv)   those incurred in connection with the execution of this Agreement.

(o)   Absence of Certain Changes or Events. Except as disclosed in the Angle Public Record on or prior to Agreement Date and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2012:

   (i)   Angle has conducted its business only in the ordinary course of business substantially consistent with past practice; and

(ii)   no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Angle has been incurred other than in the ordinary course of business.

(p)   <u>Registration, Exemption Orders, Licenses, etc.</u> To the knowledge of Angle, Angle and each member of the Angle Group has obtained and is in compliance with all Governmental Authorizations necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole). Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole). No proceedings are pending or, to the knowledge of Angle, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole).

(q)   <u>Compliance with Laws.</u> Neither Angle nor any member of the Angle Group is in violation of any Applicable Laws which violation could reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole). The operations and business of each member of the Angle Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole) or would significantly impact the ability of Angle to consummate the Arrangement, and Angle has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole) or would significantly impact the ability of Angle to consummate the Arrangement.

(r)   <u>Restrictions on Business Activities.</u> There is no judgment, injunction or order binding upon any member of the Angle Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole).

(s)   <u>Non-Arm's Length Transactions.</u> Except for the Angle Employment Agreements and amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between any member of the Angle Group, on the one hand, and (i) any officer, director or employee of, or consultant to a member of the Angle Group, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Angle or (iii) any associate or affiliate of any such Person (collectively, "**Related Parties**"). No Related Party, owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Angle or any revenue or rights attributed thereto.

(t)   Angle GLJ Reports.   Angle has made available to GLJ, prior to the issuance of the Angle Reserves Report for the purpose of preparing the Angle Reserves Report, all information requested by GLJ, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices and excluding properties disposed of pursuant to the Edson Disposition, Angle has no knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to GLJ since the date that such information was provided. Angle believes that the Angle Reserves Report reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as of the effective date of the report based upon information available at the time such reserve information was prepared, and Angle believes that, at the date of such report, such report did not (and as of the Agreement Date, excluding properties disposed of pursuant to the Edson Disposition and as except as may be attributable to production of the reserves since the date of such report, such report do not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated reserves producible therefrom.

(u)   Environmental.   Except to the extent that any violations or other matters referred to in this subparagraph does not, and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Angle Group (taken as a whole) (and in the case of properties for which Angle is not the operator, to Angle's knowledge, to :

   (i)   to the best of its knowledge Angle is not in violation of any applicable Environmental Laws;

   (ii)   to the best of its knowledge Angle has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

   (iii)   to the best of its knowledge there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Angle, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Angle, that have not been fully remediated;

   (iv)   no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Angle which Angle has notice;

   (v)   Angle has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

   (vi)   Angle holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and Angle has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(vii)   there are no pending or, to the knowledge of Angle, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Angle currently or formerly owned, leased, operated or otherwise used.

(v)   Absence of Undisclosed Changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Angle on a consolidated basis from the position set forth in the Angle Financial Statements (other than as have been disclosed in the Angle Public Record on or prior to Agreement Date) and Angle has not incurred or suffered a material adverse change since January 1, 2012 and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on the Angle Group (taken as a whole) which have not been disclosed in the Angle Public Record.

(w)   Insurance. Policies of insurance that are in force as of the Agreement Date naming the appropriate member of the Angle Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the Angle Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect such member of the Angle Group's interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(x)   Proceeds of Crime. To the knowledge of Angle, no member of the Angle Group has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the *Corruption of Foreign Public Officials Act* (Canada), the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada), the *Foreign Corrupt Practice Act of 1977* (United States) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to any member of the Angle Group and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(y)   Whistleblower Reporting. As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by any member of the Angle Group or their respective officers, directors, employees, agents or independent contractors to an officer of Angle, the audit committee (or other committee designated for that purpose) of the board of directors of Angle or the board of directors of Angle.

(z)   Investment Company. Angle is not registered or required to be registered as an "investment company" pursuant to the *United States Investment Company Act of 1940*, as amended.

(aa)   Exchange Act. No class of securities of Angle is registered or required to be registered pursuant to Section 12 of the *United States Securities Exchange Act of 1934*, as amended, nor does Angle have a reporting obligation pursuant to Section 15(d) of the U.S. Securities Act.

(bb)   PFIC. Based on its current business plans and expectations, Angle does not believe that as of the end of its fiscal year ended December 31, 2013, it will be classified as a "passive foreign investment company" (as such term is defined in Section 1297 of the United States Internal Revenue Code of 1986) in respect of its fiscal year ended December 31, 2013.

(aa)   Equity Monetization Plans.   Other than the Angle Options and Angle RSUs, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Angle and which are based upon the revenue, value, income or any other attribute of Angle.

(bb)   Title. Although it does not warrant title: (i) Angle does not have reason to believe that each of member of the Angle Group does not have good and marketable title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons and does represent and warrant that the such interests are free and clear of all Encumbrances (other than Permitted Encumbrances) created by, through or under any member of the Angle Group or those arising in the ordinary course of business, which are not material in the aggregate, and Angle has not received written notice of any default or purported default under the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which any member of the Angle Group derives its interests in its oil and gas properties that have not been remedied in all material respects or if unremedied would in the aggregate, have a material adverse effect on the Angle Group (taken as a whole); and (ii) there are no defects, failures or impairments in the title of Angle to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (i) the quantity and pre-tax present worth values of such assets as reflected in the Angle Reserves Report; (ii) the current production volumes of Angle; or (iii) the current cash flow of Angle.

(cc)   Pre-emptive Rights. Angle does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of and member of the Angle Group that will be triggered or accelerated by the Arrangement.

(dd)   Area of Mutual Interest. Except as disclosed in writing to Bellatrix on or prior to the Agreement Date, none of the oil and gas assets of Angle or any other member of the Angle Group is subject to an agreement that provides for an area of mutual interest or an area of exclusion.

(ee)   Take or Pay Obligations. No member of the Angle Group has any take or pay obligations of any kind or nature whatsoever.

(ff)   No Expropriation. No assets of any member of the Angle Group have been taken or expropriated by any Governmental Entity nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Angle (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding.

(gg)   Government Incentives. All filings made by any member of the Angle Group under which such member of the Angle Group has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contain no misrepresentations which could cause any material amount previously paid to any member of the Angle Group or previously accrued on the accounts thereof to be recovered or disallowed. Any credits, payments or other benefits received or receivable by Angle or any of the Angle Group pursuant to any governmental benefit or incentive program including, without limitation, any royalty holidays or credits to any taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary

(hh) Material Contracts. Angle has disclosed in writing to Bellatrix on or prior to the Agreement Date a list of all of the following Contracts, correct, current and complete copies of which have been made available to Bellatrix (the "**Material Contracts**"): (i) all Contracts containing any rights on the part of any Person, including joint venture partners or entities, to acquire oil and gas or other property rights from any member of the Angle Group; (ii) all Contracts containing any rights on the part of any member of the Angle Group to acquire oil and gas or other property rights from any Person; (iii) any Contract in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests of another Person; (iv) any standstill or similar Contract currently restricting the ability of Angle to offer to purchase or purchase the assets or equity securities of another Person; (v) all Contracts which entitle a party to rights of termination, the terms or conditions of which may or will be altered, or which entitle a party to any fee, payment, penalty or increased consideration, in each case as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or a "change in control" of Angle including without limitation any seismic license or similar agreements; and (vi) all Contracts pursuant to which Angle will, or may reasonably be expected to, result in a requirement of Angle to expend more than an aggregate of $1,000,000 or receive or be entitled to receive revenue of more than an aggregate of $1,000,000 in either case in the next 12 months, or is out of the ordinary course of business of Angle. Each of such Material Contracts constitutes a legally valid and binding agreement of Angle or its subsidiaries, enforceable in accordance with their respective terms and, to the knowledge of Angle, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement which is material to the business of Angle (taken as a whole) and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole).

(ii) Employee Benefit Plans. Angle has made available to Bellatrix true, complete and correct copies of each employee benefits plan (collectively, the "**Angle Plans**") covering active, former or retired employees of Angle Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i) each Angle Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;

(ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof;

(iii) each Angle Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Angle, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)   there are no pending or anticipated material claims against or otherwise involving any of the Angle Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Angle Plan activities) has been brought against or with respect to any Angle Plan;

(v)   all material contributions, reserves or premium payments required to be made to the Angle Plans have been made or provided for; and

(vi)   Angle has no material obligations for retiree health and life benefits under any Angle Plan.

(jj)   <u>Employees</u>.

(i)   Angle has disclosed in writing to Bellatrix on or prior to Agreement Date a complete list of all employees of Angle or any other member of the Angle Group, including certain information with respect to each of the employees of Angle and the Angle Group;

(ii)   no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Angle Group by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have any member of the Angle Group declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of Angle, no member of the Angle Group has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Angle, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Angle Group that could reasonably be expected to have a material adverse effect on the Angle Group (taken as a whole) or lead to a material and continuing interruption of operations of the Angle Group at any location. No member of the Angle Group has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject any member of the Angle Group to group termination or lay-off requirements of Applicable Laws.

(iii)   no member of the Angle Group has recognized any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by any member of the Angle Group for the purpose of consummating the transactions contemplated by this Agreement.

(kk)   <u>Employment Agreements</u>. Except for the Angle Employment Agreements, Angle is not a party to any written Contracts of employment which may not be terminated on one month's notice (except under Applicable Laws relating to employment matters) or which provide for payments occurring on a change of control of Angle and except as otherwise permitted by this Agreement, no member of the Angle Group will become a party to any employment agreement or to any written policy, agreement, obligation or understanding (and for greater certainty, to any amendment to any of the foregoing) which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by Applicable Laws, or which creates rights in respect of loss or termination of office or employment in relation to the Arrangement or which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof. Angle has provided true and correct copies of the Angle Employment Agreements and amendments that have been made prior to the Agreement Date, if any, to Bellatrix and no additional amendments to such Angle Employment Agreements have been made or agreed to by the parties thereto.

(ll) <u>Brokers and Finders.</u> Angle has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. and Cormark Securities Inc. have been retained as Angle's financial advisors in connection with certain matters including the transactions contemplated hereby. Angle has made available to Bellatrix true and complete copies of its agreements with FirstEnergy Capital Corp and Cormark Securities Inc.

(mm) <u>Employment and Officer Obligations.</u> Other than the Angle Employment Agreements or as disclosed in writing by Angle to Bellatrix on or prior to Agreement Date, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance or retention plans or policies of Angle and there are no accrued bonuses payable to any present or former employee, director, officer or consultant of Angle.

(nn) <u>Fairness Opinion.</u> The board of directors of Angle has received the verbal Fairness Opinion from FirstEnergy Capital Corp. that the consideration to be received by Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders.

(oo) <u>Long Term and Derivative Transactions.</u> Other than as disclosed to Bellatrix in writing on or prior to Agreement Date, Angle has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(pp) <u>No Limitation.</u> There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Angle or any of its subsidiaries are a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Angle in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Angle from engaging in its business or from competing with any Person or in any geographic area.

(qq) <u>Board Approval.</u> Based upon, among other things, the opinion of FirstEnergy Capital Corp., the board of directors of Angle has unanimously: (i) determined that the Arrangement is in the best interests of Angle and the Angle Securityholders; (ii) determined that the Arrangement is fair to the Angle Securityholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Angle Securityholders vote in favour of the Arrangement.

(rr) Rights Plans. Angle does not have and will not implement any shareholder rights plan or any other form of plan, Contract or instrument that will trigger any rights to acquire Angle Shares or other securities of Angle or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement, with the exception of the Angle Option Plan and the Angle RSU Plan.

(ss) No Guarantees. Other than an indemnification of directors and officers in accordance with existing indemnification agreements, the by-laws of Angle or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to the joint operating agreements, farm-out agreements, carried working interest agreements, overriding royalty agreements and similar agreements, neither Angle nor any other Angle Group member has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, or has or will guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(tt) Payments to Employees Etc. Each member of the Angle Group has withheld from each payment made to any of its present or former employees, officers or directors, or to other Persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate governmental entity. Each member of the Angle Group has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity Taxes as required under applicable legislation on any sale, supply or delivery made by them.

(uu) No Reduction of Interests. Except as is reflected in the Angle Reserves Report, none of Angle's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Angle, which would in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

(vv) Royalties, Rentals and Taxes Paid. To its knowledge all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, Angle's ownership of its oil and gas assets, the production of petroleum substances from its oil and gas assets or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Angle's oil and gas assets and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner except to the extent that such non payment would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

(ww) Production Allowables and Production Penalties.

(i) to its knowledge, none of the wells in which any member of the Angle Group holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and no member of the Angle Group has no knowledge of any impending change in production allowables imposed by any

Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which it or its subsidiaries holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

(ii) no member of the Angle Group has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas oil ratio, off target and overproduction penalties imposed by any Governmental Authority that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

(xx) <u>Operation and Condition of Wells.</u> All wells in which any member of the Angle Group hold an interest:

(i) for which any member of the Angle Group was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii) for which no member of the Angle Group was or is operator, to Angle's knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

(yy) <u>Operation and Condition of Tangibles.</u> Angle's tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i) for which any member of the Angle Group was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of the Angle Group was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which no member of the Angle Group was or is operator, to Angle's knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of the Angle Group was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non compliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on the Angle Group (taken as a whole).

(zz)   Outstanding AFEs. Other than as disclosed in writing by Angle to Bellatrix on or prior to the Agreement Date, there are no outstanding authorizations for expenditure pertaining to any of Angle's oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets.

(aaa) Place of Principal Offices. Angle is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(bbb) Location of Assets and U.S. Sales. All of the assets and property of the Angle Parties, including all entities "controlled by" Angle for purposes of the *Hart-Scott-Rodino Antitrust Improvements Act of 1976*, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$70.9 million during Angle's most recent completed fiscal year.

(ccc) Foreign Private Issuer. Angle is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ddd) Confidentiality Agreement. Other than as disclosed in writing by Angle to Bellatrix on or prior to the Agreement Date, all agreements entered into by Angle with Persons other than Bellatrix regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to the sale of Angle or a substantial portion of its assets or any other business combination or similar transaction were on substantially the same terms as the Angle Confidentiality Agreement including with respect to the length standstill provisions and such agreements will not terminate upon the execution of this Agreement or the public announcement thereof and Angle has not waived the standstill or other provisions of any of such agreements.

(eee) Off-Balance Sheet Arrangements. Angle does not have any "off-balance sheet arrangements" as such term is defined under GAAP.

(fff) Flow-Through Obligations. Angle has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder.

(ggg) Angle Transaction Costs. The aggregate Angle Employee Obligations will not exceed $5.56 million and, provided that no significant events, challenges or revisions to the transactions contemplated by this Agreement occur, the aggregate Angle Transaction Costs shall not exceed $12.1 million and Angle has disclosed in writing Angle's *bona fide* good faith estimate of each component of the Angle Employee Obligations and Angle Transaction Costs.

(hhh) Net Debt. As of September 30, 2013, Angle Net Debt was not greater than $185.0 million.

(iii) Production. Angle's average daily production for the month of September 2013 was not less than 10,000 barrels of oil equivalent ("**boe**") per day of natural gas, oil and natural gas liquids. For the purposes of the foregoing, a boe conversion ratio of six thousand cubic feet of gas for one boe shall be used when converting natural gas to boes.

(jjj) Tax Pools. Angle's tax pools at June 30, 2013 were not less than $470 million, including not less than $15 million of Canadian exploration expense, $255 million of Canadian development expense, $70 million of Canadian oil and gas property expense, $95 million of undepreciated capital cost, and $35 million of other tax pools.

(kkk)   <u>No Withholding.</u> The data and information in respect of Angle and its assets, liabilities, business and operations provided by Angle and its Representatives to Bellatrix or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Angle has no knowledge of any material adverse change to the assets and financial position of Angle from that disclosed in such data and information.

(lll)   <u>Funds Available</u>. Angle has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Bellatrix Termination Fee pursuant to Section 6.1.

4.3   Privacy Issues

(a)   For the purposes of this Section 4.3, "**Transferred Information**" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, "**Recipient**") by or on behalf of the other Party (for purposes of this Section 4.3, "**Disclosing Party**") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient on or prior to the Agreement Date.

(b)   Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)   In addition to its other obligations hereunder, Recipient covenants and agrees to:

    (i)   prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

    (ii)   after the completion of the transactions contemplated herein,

        (A)   collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; and

(B) where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Law.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions, each of which may only be waived by the mutual written consent of both Parties without prejudice to each Party's right to rely on any other of such conditions:

(a) on or prior to December 20, 2013, the Interim Order shall have been granted in form and substance satisfactory to each of Bellatrix and Angle, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Bellatrix or Angle, acting reasonably, on appeal or otherwise;

(b) the applicable Arrangement Resolution, in the form and substance reasonably satisfactory to each of Angle and Bellatrix, shall have been approved by the Angle Shareholders at the Angle Meeting, in accordance with the Interim Order, and the Bellatrix Shareholders at the Bellatrix Meeting;

(c) the Mailing Date shall have occurred on or before December 31, 2013;

(d) on or prior to January 31, 2014, the Final Order shall have been granted in form and substance satisfactory to each of Bellatrix and Angle, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Bellatrix or Angle, acting reasonably, on appeal or otherwise;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Bellatrix and Angle, acting reasonably;

(f) (i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of the Bellatrix Shares to be issued pursuant to the Arrangement and (ii) the NYSE MKT shall have approved the issuance of such Bellatrix Shares, subject to official notice of issuance, in each case on terms and conditions satisfactory to each of Angle and Bellatrix, acting reasonably;

(g)   the Competition Act Approval shall have being obtained on terms and conditions satisfactory to each of Angle and Bellatrix, acting reasonably;

(h)   all required regulatory and governmental approvals and consents necessary for the completion of the Arrangement, other than those otherwise contemplated in this Section 5.1, shall have been obtained on terms and conditions satisfactory to each of Angle and Bellatrix, acting reasonably; and

(i)   no action shall have been taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued after the Agreement Date by any Governmental Authority, that:

    (i)   makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by this Agreement; or

    (ii)   results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by this Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by any Party (with respect to such Party) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights that such Party may have.

5.2   **Additional Conditions to Obligations of Bellatrix**

The obligation of Bellatrix to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)   Angle shall have complied in all material respects with its covenants herein, and Angle shall have provided to Bellatrix a certificate of two senior officers certifying compliance with such covenants; provided that Angle shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Bellatrix (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).

(b)   the representations and warranties of Angle set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date) and Angle shall have provided to Bellatrix a certificate of two senior officers certifying such accuracy on the Effective Date, provided that Angle shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Bellatrix (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).

(c)   Angle shall have furnished Bellatrix with:

      (i)   certified copies of the resolutions duly passed by the board of directors of Angle approving the execution and delivery of this Agreement and the performance by Angle of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement; and

      (ii)   certified copies of the applicable Arrangement Resolution;

(d)   no material adverse change in respect of Angle shall have occurred on or after the Agreement Date and prior to the Effective Time;

(e)   Bellatrix's bankers or lenders shall have agreed to enter into a new or amended credit facilities with Bellatrix to increase Bellatrix's borrowing limit above Bellatrix's current credit facilities to allow the amounts owing on Angle's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement on terms and conditions satisfactory to Bellatrix, acting reasonably;

(f)   all necessary consents and approvals from Angle's bankers shall have been received, on terms and conditions satisfactory to Bellatrix, acting reasonably;

(g)   there shall not have developed, occurred or come into effect or existence, or been announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of Bellatrix, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets generally or the business, operations or affairs of Angle or Bellatrix;

(h)   no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Angle before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Bellatrix, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of the Angle Group (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms;

(i)   all of the outstanding Angle Options and Angle RSUs shall have been exercised or been cancelled or terminated;

(j)   on the Effective Date, each of the directors and officers of Angle and of any other member of the Angle Group shall have provided their resignations and such directors and officers and any other Persons entitled to a payment from Angle as contemplated in Section 2.6 of this Agreement shall have delivered mutual releases in favour of Angle and Bellatrix, in form and substance satisfactory to Bellatrix, acting reasonably;

(k)   the Non-Solicitation Agreements shall have been entered into and delivered to Bellatrix by each of Heather Christie-Burns, Gregg Fischbuch, Ken Hillier, Glen Richardson and Duane Thompson;

(l)   if Dissent Rights are granted to the Angle Shareholders by the Court in connection with the Arrangement, holders of not more than 5% of the issued and outstanding Angle Shares shall have exercised such Dissent Rights;

(m)   immediately prior to the Effective Time, Bellatrix shall be satisfied there shall not be more than 81,051,631 Angle Shares outstanding (prior to the issuance of any Angle Shares issued upon the exercise of Angle Options or Angle RSUs) and 81,952,838 Angle Shares outstanding (assuming that all outstanding Angle Options are surrendered for a cash payment and assuming the issuance of any Angle Shares upon the exercise of Angle RSUs (other than 42,000 which Angle is permitted to pay cash on the election of the holder of such Angle RSUs upon exercise in accordance with Subsection 2.5(c)) Angle all in accordance with Section 2.5 hereof) and Bellatrix shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Angle Shares;

(n)   the Angle Net Debt as at September 30, 2013 will be not greater than $185 million; and

(o)   all Angle Transaction Costs related to the Arrangement and the transactions contemplated hereby will be not greater than $12.5 million in the aggregate, which shall include Angle Employee Obligations of not greater than $5.56 million.

The conditions in this Section 5.2 are for the exclusive benefit of Bellatrix and may be asserted by Bellatrix regardless of the circumstances or may be waived by Bellatrix in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Bellatrix may have.

5.3   Additional Conditions to Obligations of Angle

The obligation of Angle to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)   Bellatrix shall have complied in all material respects with its covenants herein, and Bellatrix shall have provided to Angle a certificate of two senior officers certifying compliance with such covenants; provided that Bellatrix shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Angle (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).

(b)   The representations and warranties of Bellatrix set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), and Bellatrix shall have provided to Angle a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date, provided that Bellatrix shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Angle (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014).

(c)   Bellatrix shall have furnished Angle with:

(i)   certified copies of the resolutions duly passed by the board of directors of Bellatrix approving the execution and delivery of this Agreement and the performance by Bellatrix of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)   certified copies of the applicable Arrangement Resolution;

(d)   no material adverse change respecting Bellatrix shall have occurred on or after the Agreement Date and prior to the Effective Time;

(e)   no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Bellatrix before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Angle, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Bellatrix or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and

(f)   Bellatrix shall have deposited, or caused to be deposited, with the Depositary sufficient funds and sufficient number of Bellatrix Shares to be paid or issued, as applicable, to Angle Securityholders pursuant to the Arrangement in escrow for delivery to Angle Securityholders pursuant to the Arrangement;

The conditions in this Section 5.3 are for the exclusive benefit of Angle and may be asserted by Angle regardless of the circumstances or may be waived by Angle in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Angle may have.

5.4   Notice and Effect of Failure to Comply with Covenants or Conditions

(a)   Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to, (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder; provided, however, that no such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)   If any of the conditions precedent set out in any of Sections 5.1, 5.2 or 5.3 is not satisfied or waived by the Party for whose benefit such condition is provided on or before the date required for the satisfaction thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies it may have at law or equity, terminate this Agreement as provided for in Section 8.1(d), provided that, prior to the filing of the Articles of Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014). More than one such notice may be delivered by a Party.

5.5   **Satisfaction of Conditions**

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1   **Bellatrix Damages**

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)   the board of directors of Angle (i) fails to make any of the recommendations or determinations required to be made by it in Subsection 2.2(b) in a manner adverse to Bellatrix; (ii) withdraws, modifies or changes any of the recommendations or determinations required to be made by it in Subsection 2.2(b) in a manner adverse to Bellatrix; (iii) fails to publicly reaffirm any of its recommendations or determinations referred to in Subsection 2.2(b) in the manner and within the time period set out in Subsection 3.4(e); or (iv) resolves to do any of the foregoing;

(b)   a *bona fide* Acquisition Proposal (or *bona fide* intention to make an Acquisition Proposal) is publicly announced, proposed, offered or made to Angle or the Angle Shareholders prior to the date of the Angle Meeting and (i) remains outstanding at the time of the Angle Meeting, and (ii) the Angle Shareholders do not approve the applicable Arrangement Resolution or the applicable Arrangement Resolution is not submitted for their approval at the Angle Meeting;

(c)   the board of directors of Angle (or any committee thereof) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(d)   Angle breaches any of the covenants made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of the Angle Group (taken as a whole) or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Bellatrix shall have given Angle written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014); or

(e)   Angle breaches any of the representations or warranties made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of the Angle Group (taken as a whole) or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Bellatrix shall have given Angle written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014);

(each of the above, if not timely cured, if applicable, or waived by Bellatrix, being (upon expiration of the applicable cure period) hereinafter referred to as a "**Bellatrix Damages Event**") provided no Angle Damage Event has occurred, Angle shall pay to Bellatrix $17 million (the "**Bellatrix Termination Fee**") as liquidated damages, in immediately available funds, to an account designated by Bellatrix, within two Business Days after the occurrence of the first Bellatrix Damages Event, and after the occurrence of such Bellatrix Damages Event, but prior to payment of such amount, Angle shall be deemed to hold any amount owing to Bellatrix under this Section 6.1 in trust for Bellatrix. Angle shall only be obligated to pay one Bellatrix Termination Fee pursuant to this Section 6.1.

6.2   Angle Damages

If, at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)   the board of directors of Bellatrix (i) fails to make any of the recommendations or determinations required to be made by it in Subsection 2.2(d) in a manner adverse to Angle; (ii) withdraws, modifies or changes any of the recommendations or determinations required to be made by it in Subsection 2.2(d) or 2.2(b) in a manner adverse to Angle; or (iii) resolves to do any of the foregoing;

(b)   Bellatrix breaches any of the covenants made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Bellatrix or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Angle shall have given Bellatrix written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014); or

(c)   Bellatrix breaches any of the representations and warranties made by it in this Agreement, which breach of such representations and warranties, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Bellatrix or would or would reasonably be expected to materially impede the completion of the Arrangement in accordance with its terms, provided that Angle shall have given Bellatrix written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond January 31, 2014);

(each of the above, if not timely cured, if applicable, or waived by Angle, being (upon expiration of the applicable cure period) hereinafter referred to as a "Angle Damages Event") provided no Bellatrix Damages Event has occurred, Bellatrix shall pay to Angle $17 million (the "Angle Termination Fee") as liquidated damages, in immediately available funds, to an account designated by Angle, within two Business Days after the occurrence of the first Angle Damages Event, and after the occurrence of such Angle Damages Event, but prior to payment of such amount, Bellatrix shall be deemed to hold any amount owing to Angle under this Section 6.1 in trust for Angle. Bellatrix shall only be obligated to pay one Angle Termination Fee pursuant to this Section 6.1.

6.3   **Liquidated Damages and Specific Performance**

Each of Bellatrix and Angle acknowledges that the payment of any amount set out in Section 6.1 or Section 6.2 is a payment of liquidated damages and represents a genuine pre-estimate of the damages that Bellatrix or Angle (as applicable) will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each of Bellatrix and Angle irrevocably waives any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, Bellatrix and Angle agree that receipt of an amount pursuant to Section 6.1 or Section 6.2 is the sole monetary remedy of Bellatrix or Angle (as applicable) hereunder, provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to this Article 6. Nothing in this Article 6 shall preclude Bellatrix or Angle from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the other Party set out in this Agreement, the Angle Confidentiality Agreement and the Bellatrix Confidentiality Agreement or specific performance of any of such covenants of the other Party, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1   **Amendment**

This Agreement may, at any time and from time to time before or after the holding of the Angle Meeting, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)   change the time for performance of any of the obligations or acts of Bellatrix or Angle hereunder;

(b)   waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)   waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Bellatrix or Angle hereunder; or

(d)   waive satisfaction of, or modify, any of the conditions precedent set out herein;

provided that no such amendment reduces or adversely affects the consideration to be received by the Angle Shareholders without approval by the Angle Shareholders given in the same manner as required for the approval of the Arrangement.

ARTICLE 8
TERMINATION

8.1   **Termination**

This Agreement may be terminated at any time prior to the Effective Date:

(a)   by mutual written consent of Bellatrix and Angle;

(b)   by either Bellatrix or Angle if: (i) the Angle Shareholders fail to approve the applicable Arrangement Resolution by the requisite vote at the Angle Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or (ii) the Bellatrix Shareholders fail to approve the applicable Arrangement Resolution by the requisite vote at the Bellatrix Meeting (including any adjournment or postponement thereof);

(c)   by either Bellatrix or Angle, if the Effective Time shall not have occurred on or prior to January 31, 2014, except that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)   by either Party as provided in Subsection 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(e)   by Bellatrix upon the occurrence of a Bellatrix Damages Event, as provided in Section 6.1;

(f)   by Angle upon the occurrence of a Angle Damages Event, as provided in Section 6.2; or

(g)   by Angle upon the occurrence of a Bellatrix Damages Event, as set out in Section 6.1(c), and the payment by Angle to Bellatrix of the amount specified in Section 6.1, provided that Angle has complied with its obligations set out in Section 3.4.

In the event of the termination of this Agreement in the circumstances set out in this Section 8.1, this Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other hereunder except with respect to the obligations set out in any of Section 4.3, Article 6, (provided in the case of Sections 6.1 and 6.2, the right of payment (in the case of Section 6.1(b), being the public announcement or making of such Acquisition Proposal) arose prior to the termination of this Agreement); Article 9 and Article 10, all of which shall survive such termination. For greater certainty, the termination of this Agreement pursuant to this Article 8 shall not affect the rights or obligations of any Party under the Angle Confidentiality Agreement or the Bellatrix Confidentiality Agreement and such confidentiality agreements shall remain in full force and effect, subject to any further agreement of the Parties.

Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party at law or in equity.

ARTICLE 9
NOTICES

9.1   Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by facsimile to the Party to whom it is addressed, as follows:

(a)   if to Bellatrix, addressed to it at:

       Bellatrix Exploration Ltd.
       1920, 800 – 5th Avenue S.W.
       Calgary, Alberta, T2P 3T6

       Attention: Raymond G. Smith, President and Chief Executive Officer
       Facsimile: (403) 264-8163

       with a copy to:

       Burnet, Duckworth & Palmer LLP
       2400, 525 – 8th Avenue S.W.
       Calgary, Alberta, T2P 1G1

       Attention: C. Steven Cohen
       Facsimile: (403) 260-0332

(b)   if to Angle, addressed to it at:

       Angle Energy Inc.
       700, 324 – 8th Avenue S.W.
       Calgary, Alberta, T2P 2Z2

       Attention: Heather Christie-Burns, President and Chief Operating Officer
       Facsimile: (403) 263-4179

       with a copy to:

       Osler, Hoskin & Harcourt LLP
       TransCanada Tower
       2500, 450 – 1st Street S.W.
       Calgary, Alberta, T2P 5H1

       Attention: Donald Boykiw
       Facsimile: (403) 260-7024

or to such other address as a Party may, from time to time, advise to the other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such facsimile is received.

ARTICLE 10
GENERAL

10.1   **Assignment and Enurement**

       This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; provided that this Agreement may not be assigned by either Party without the prior written consent of the other Party.

10.2   Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the other Party as to the nature and wording of such disclosure prior to it being made.

10.3   Costs

Except as expressly set out herein, each Party covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated by this Agreement. Bellatrix and Angle shall share equally any filing fees payable in respect of any filings made under the Competition Act in regards to the transactions contemplated by this Agreement.

10.4   Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)   the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)   the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

10.5   Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as the other Party may reasonably request in order to fully perform and carry out the terms and intent of this Agreement.

10.6   Time of Essence

Time shall be of the essence of this Agreement.

10.7   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

10.8 Waiver

No waiver by a Party shall be effective unless it is set out in a written instrument signed by such Party and any waiver shall affect only the matter, and the occurrence thereof, specifically identified in the applicable written instrument and shall not extend to any other matter or occurrence.

10.9 Third Party Beneficiaries

The provisions of Section 2.8 and Subsection 3.1(s) are: (i) intended for the benefit of all present and former directors and officers of Angle, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Bellatrix shall hold the rights and benefits of Section 2.8 and Subsection 3.1(s) in trust for and on behalf of the Third Party Beneficiaries and Bellatrix hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.10 Counterparts

This Agreement may be executed in counterparts and by facsimile or portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

BELLATRIX EXPLORATION LTD.

By: (signed) "*Raymond G. Smith*"

Raymond G. Smith
President and Chief Executive Officer

By: (signed) "*Edward J. Brown*"

Edward J. Brown
Executive Vice-President, Finance and Chief Financial Officer

ANGLE ENERGY INC.

By: (signed) "*Gregg Fischbuch*"

Gregg Fischbuch
Chief Executive Officer

By: (signed) "*Heather Christie-Burns*"

Heather Christie-Burns
President and Chief Operating Officer

SCHEDULE "A"

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1   Definitions

Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

"**ABCA**" means the *Business Corporations Act,* R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Adjusted Maximum Cash Consideration**" has the meaning ascribed to such term in Subsection 3.1(e)(ii);

"**Adjusted Minimum Cash Consideration**" has the meaning ascribed to such term in Subsection 3.1(e)(i);

"**AEP**" means and Angle Energy Partnership, a general partnership created under the laws of the Province of Alberta in which each of Angle and ARI are partners;

"**Aggregate Cash Consideration**" has the meaning ascribed to such term in Subsection 3.1(e);

"**Amalco**" means the corporation resulting from the amalgamation of Bellatrix, Angle and ARI pursuant to Subsection 3.1(i) hereof;

"**Angle**" means Angle Energy Inc., a corporation existing under the ABCA;

"**Angle Arrangement Resolution**" means, as applicable, the special resolution in respect of the Arrangement to be considered by the Angle Shareholders at the Angle Meeting and the extraordinary resolution in respect of the Arrangement to be considered by the Angle Debentureholders at the Angle Meeting;

"**Angle Debenture Indenture**" means the trust indenture dated as of January 6, 2011 between Angle and Valiant Trust Company, establishing and setting forth, among other things, the terms of the Angle Debentures;

"**Angle Debentureholders**" means the holders of Angle Debentures;

"**Angle Debentureholders' Vote**" means the approval for the Arrangement Resolution by Angle Debentureholders holding not less than 66⅔% of the aggregate outstanding principal amount of Angle Debentures, present in person or represented by proxy at the Angle Meeting, or such other approval as may be required by the Court;

"**Angle Debentures**" means the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016;

"**Angle Meeting**" means the special meeting of Angle Securityholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Angle Securityholders to consider the applicable Angle Arrangement Resolution and related matters, and any adjournment(s) thereof;

"**Angle Securityholders**" means the Angle Shareholders and Angle Debentureholders;

"**Angle Shareholders**" means the holders from time to time of Angle Shares;

"**Angle Shares**" means the common shares of Angle, as constituted on the date hereof;

"**ARI**" means Angle Resources Inc., a corporation existing under the ABCA;

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

"**Arrangement Agreement**" means the arrangement agreement dated as of October 15, 2013 between Bellatrix and Angle, providing for the Arrangement, as the same may be amended or supplemented from time to time;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

"**Bellatrix**" means Bellatrix Exploration Ltd., a corporation existing under the ABCA and following the amalgamation of Bellatrix, Angle and ARI pursuant to Subsection 3.1(i) hereof, means Amalco;

"**Bellatrix Shares**" means the common shares of Bellatrix as constituted on the date hereof and following the amalgamation of Bellatrix, Angle and ARI pursuant to Subsection 3.1(i) hereof, means the common shares of Amalco, as applicable;

"**Business Day**" means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

"**Cash Consideration**" has the meaning ascribed to such term in Subsection 3.1(d)(ii);

"**Certificate**" means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Debentureholder Letter of Transmittal**" means the Debentureholder Letter of Transmittal forwarded to Angle Debentureholders pursuant to which Angle Debentureholders are required to deliver certificates representing Angle Debentures to the Depositary;

"**Depositary**" means Computershare Trust Company of Canada or such other person that may be appointed by Bellatrix for the purpose of receiving deposits of certificates formerly representing Angle Shares and Angle Debentures;

"**Dissent Rights**" means the right of a Dissenting Debentureholder or Dissenting Shareholder, as the case may be, pursuant to Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof to dissent to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, in accordance with Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof;

"**Dissenting Debentureholders**" means the registered holders of Angle Debentures who validly exercise the Dissent Rights with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

"**Dissenting Securityholders**" means, as applicable, Dissenting Debentureholders or Dissenting Shareholders;

"**Dissenting Shareholders**" means the registered holders of Angle Shares who validly exercise Dissent Rights with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time that the Certificate is issued;

"**Election Deadline**" means 5:00 p.m. (Calgary time) on the Business Day immediately preceding the day of the Angle Meeting or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Interim Order**" means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Angle Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Plan**" means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;

"**Registrar**" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

"**Share Consideration**" has the meaning ascribed to such term in Subsection 3.1(d)(i);

"**Shareholder Letter of Transmittal and Election Form**" means the Shareholder Letter of Transmittal and Election Form forwarded to Angle Shareholders pursuant to which Angle Shareholders are required to deliver certificates representing Angle Shares to the Depositary and may elect to receive, on completion of the Arrangement, in exchange for each Angle Share, the Cash Consideration or the Share Consideration, subject in each case to proration as set forth in Subsection 3.1(e) hereof; and

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985 (5th Supp.), c. 1, as amended, including the regulations promulgated thereunder.

1.2　　　　　　　**Interpretation Not Affected by Headings**

The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3　　　　　　　**Article References**

Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.

1.4　　　　　　　**Number**

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.

1.5　　　　　　　**Date for Any Action**

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6　　　　　　　**Currency**

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7　　　　　　　　**Statutes**

References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
BINDING EFFECT OF THE PLAN

2.1　　　　　**Plan Binding**

Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Angle, Bellatrix, AEP, ARI and all legal and beneficial holders of Angle Shares and Angle Debentures.

2.2　　　　　**Filing of the Articles of Arrangement**

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 has become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

2.3   Plan Part of the Arrangement Agreement

The Plan is made pursuant to the Arrangement Agreement and is subject to the provisions of, and forms part of, the Arrangement Agreement.


ARTICLE 3
THE ARRANGEMENT


3.1   The Arrangement

Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

(a)   AEP shall be dissolved in accordance with the following:

    (i)   all of the property of AEP shall be distributed to Angle and ARI, the partners of AEP, by distributing to each partner an undivided interest in each such property, in accordance with their respective partnership interests immediately prior to the dissolution; and

    (ii)   Angle and ARI, the partners of AEP, shall assume and be liable for all of the obligations of AEP in accordance with their respective partnership interests immediately prior to the dissolution;

(b)   subject to Section 5.1 hereof, each of the Angle Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Bellatrix (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

    (i)   such Dissenting Shareholders shall cease to be the holders of such Angle Shares and to have any rights as holders of such Angle Shares other than the right to be paid fair value for such Angle Shares as set out in Section 5.1 hereof; and

    (ii)   such Dissenting Shareholders' names shall be removed as the holders of such Angle Shares from the registers of Angle Shares maintained by or on behalf of Angle;

(c)   subject to Section 5.1 hereof, each of the Angle Debentures held by Dissenting Debentureholders shall be deemed to have been transferred to, and acquired by, Bellatrix (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

    (i)   such Dissenting Debentureholders shall cease to be the holders of such Angle Debentures and to have any rights as holders of such Angle Debentures other than the right to be paid fair value for such Angle Debentures as set out in Section 5.1 hereof; and

    (ii)   such Dissenting Debentureholders' names shall be removed as the holders of such Angle Debentures from the registers of Angle Debentures maintained by or on behalf of Angle;

(d)   subject to Subsection 3.1(e) and Sections 3.3, 3.4, 4.7 and 4.10, each outstanding Angle Share (other than those held by Dissenting Shareholders) shall be transferred to, and acquired by, Bellatrix (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in accordance with the election, or deemed election, of the holder of such Angle Share, in exchange for the following:

(i)   0.4734 of a Bellatrix Share (the "**Share Consideration**"); or

(ii) $3.85 in cash (the "**Cash Consideration**").

(e)   Bellatrix shall pay no more or less than $69,701,110 in cash (the "**Aggregate Cash Consideration**") in exchange for the Angle Shares and:

(i)   if, but for this Subsection 3.1(e), holders of Angle Shares elect (or are deemed to elect) to receive Cash Consideration that in the aggregate is less than the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Share Consideration, will receive cash in an amount equal to the result obtained when the amount by which the Aggregate Cash Consideration exceeds the amount of Cash Consideration which has been elected (or has been deemed to be elected) by Angle Shareholders is multiplied by a fraction the numerator of which is the Share Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Share Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "**Adjusted Minimum Cash Consideration**"), and each such holder of Angle Shares will, subject to Subsection 3.1(e)(iii), thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect), but for this Subsection 3.1(e), to receive the Share Consideration) equal to the Adjusted Minimum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of the Angle Shares (for which such holder has elected (or has deemed to elect) but for this Subsection 3.1(e) to receive the Share Consideration) for the Share Consideration; and

(ii)   if, but for this Subsection 3.1(e), holders of Angle Shares elect (or are deemed to elect) to receive Cash Consideration that in the aggregate exceeds the Aggregate Cash Consideration, then each holder of Angle Shares that has elected (or is deemed to have elected) to receive Cash Consideration, will receive cash in an amount equal to the result obtained when the Aggregate Cash Consideration is multiplied by a fraction the numerator of which is the Cash Consideration requested (or deemed to have been requested) by such holder and the denominator of which is the aggregate Cash Consideration requested (or deemed to have been requested) by all holders of Angle Shares (the "**Adjusted Maximum Cash Consideration**"), and each such holder of Angle Shares will, subject to Subsection 3.1(e)(iii), thereby be deemed to have elected to (A) exchange such number of the holder's Angle Shares (for which such holder has elected (or has deemed to elect) but for this Subsection 3.1(e) to receive the Cash Consideration) equal to the Adjusted Maximum Cash Consideration divided by $3.85 for the Cash Consideration and (B) exchange the remainder of their Angle Shares (for which such holder has elected (or has deemed to elect) but for this Subsection 3.1(e) to receive the Cash Consideration) for the Share Consideration; and

(iii)   notwithstanding Subsections 3.1(d), 3.1(e)(i) and 3.1(e)(ii), where an Angle Shareholder receives a combination of Bellatrix Shares and cash consideration, whether pursuant to the elections (or deemed elections) made pursuant to Subsection 3.1(d) or as a result of the adjustments under Subsections 3.1(e)(i) and 3.1(e)(ii), and the Angle Shareholder makes a valid joint election with Bellatrix in accordance with Subsection 3.4 to have the transfer of

Angle Shares to Bellatrix under this Plan take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax laws), such Angle Shareholder shall be deemed to have transferred all of such holder's Angle Shares to Bellatrix as a single transaction for consideration consisting of the combination of Bellatrix Shares and cash received under this Plan;

(f)   each outstanding Angle Debenture shall be transferred to, and acquired by, Bellatrix (free and clear of liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in exchange for a cash payment equal to $1,040 for each $1,000 principal amount of outstanding Angle Debenture, plus all accrued but unpaid interest payable thereon up to (but excluding) the Effective Date;

(g)   the stated capital of all of the Angle Shares shall be reduced to $1.00 in the aggregate;

(h)   the stated capital of all of the outstanding shares of ARI shall be reduced to $1.00 in the aggregate;

(i)   Bellatrix, Angle and ARI shall be amalgamated and continued as one corporation, Amalco, in accordance with the following:

(i)   the articles of Amalco shall be the same as the articles of Bellatrix and the name of Amalco shall be "Bellatrix Exploration Ltd.";

(ii)   the Angle Shares and the shares of ARI shall be cancelled without any repayment of capital;

(iii)   the Angle Debentures shall be cancelled, extinguished and terminated and be of no further force and effect and all related agreements and instruments, including the Angle Debenture Indenture, thereto shall be terminated (except for such terms as shall survive following the termination thereof in accordance with the terms thereof);

(iv)   the property of each of the amalgamating corporations shall continue to be the property of Amalco;

(v)   Amalco shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)   any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)   any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against Amalco;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against Amalco;

(ix)   the Articles of Amalgamation of Amalco shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation of Amalco shall be deemed to be the Certificate of Incorporation of Amalco;

(x)   the by-laws of Amalco shall be the by-laws of Bellatrix until repealed, amended, altered or added to;

(xi)   the first directors of Amalco shall be the directors of Bellatrix, being:

> Murray B. Todd
> W.C. (Mickey) Dunn
> Raymond G. Smith
> John H. Cuthbertson
> Murray L. Cobbe
> Doug N. Baker
> Keith E. Macdonald
> Melvin M. Hawkrigg
> Robert A. Johnson

(xii)   the first officers of Amalco shall be the officers of Bellatrix; and

(xiii) the stated capital of Amalco shall be the same as the stated capital of Bellatrix as of the Effective Time.

3.2   Effect of the Arrangement

(a)   With respect to each Angle Shareholder, other than Dissenting Shareholders, at the Effective Time:

(i)   such Angle Shareholder shall cease to be a holder of the Angle Shares so transferred and the name of such holder shall be removed from the register of holders of Angle Shares as it relates to the Angle Shares so transferred;

(ii)   Bellatrix shall become the holder of the Angle Shares so transferred and shall be added to the register of holders of Angle Shares; and

(iii)   Bellatrix shall pay to such holder the cash consideration and/or allot and issue to such holder the number of Bellatrix Shares issuable to such holder on the basis set forth in Subsection 3.1(d) or Subsection 3.1(e), as applicable, and, if Bellatrix Shares are delivered, the name of such holder shall be added to the register of holders of the Bellatrix Shares in respect of such delivered Bellatrix Shares.

(b)   With respect to each Angle Debentureholder, other than Dissenting Debentureholders, at the Effective Time:

(i)   such Angle Debentureholder shall cease to be a holder of the Angle Debentures so transferred and the name of such holder shall be removed from the register of holders of Angle Debentures as it relates to the Angle Debentures so transferred; and

(ii)   Bellatrix shall become the holder of the Angle Debentures so transferred and shall be added to the register of holders of Angle Debentures.

3.3   Election by Angle Shareholders

With respect to the exchange of Angle Shares effected pursuant to Subsection 3.1(d):

(a)   the elections of each Angle Shareholder of the consideration to be received pursuant to Subsection 3.1(d) shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Shareholder Letter of Transmittal and Election Form indicating such Angle Shareholder's election, together with any certificates representing such Angle Shareholder's Angle Shares; and

(b)   any Angle Shareholder who does not deposit with the Depositary a duly completed Shareholder Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Subsection 3.3(a) and the Shareholder Letter of Transmittal and Election Form, shall be deemed to have elected to exchange 22% of such holder's Angle Shares for the Cash Consideration and 78% of such holder's Angle Shares for the Share Consideration prior to the adjustments pursuant to Subsection 3.1(e)(i) and 3.1(e)(ii) and subject to Subsection 3.1(e)(iii).

3.4   Joint Tax Elections

An Angle Shareholder who receives consideration consisting, in whole or in part, of Bellatrix Shares under the Arrangement shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law). Bellatrix shall make available on the Bellatrix website a pre-signed version of the required Tax Act forms by the 60th day following the Effective Date. An Angle Shareholder who is required to file a similar provincial election form must provide two signed copies of the duly completed prescribed provincial election form to Bellatrix prior to the 90th day following the Effective Date. Such prescribed provincial election form will be signed by Bellatrix and returned to the Angle Shareholder within 30 days of receipt thereof by Bellatrix for filing with the applicable provincial taxation authorities. Bellatrix will not be responsible for the proper completion of any election form and, except for the obligation of Bellatrix to so sign and return duly completed provincial election forms which are received by Bellatrix prior to the 90th day of the Effective Date, Bellatrix will not be responsible for any taxes, interest or penalties resulting from the failure by a former Angle Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (and any applicable provincial legislation). In its sole discretion, Bellatrix may choose to sign and return a prescribed provincial election form received by it more than 90 days following the Effective Date, but Bellatrix will have no obligation to do so.

3.5   Effect of not Receiving the Angle Debentureholders' Vote

Notwithstanding anything else herein, in circumstances where (i) the Angle Debentureholders' Vote is not attained at the Angle Meeting in accordance with the terms of the Interim Order, or (ii) Dissent Rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding and Bellatrix elects, in its sole discretion, not to proceed with the purchase of the Angle Debentures pursuant to the Arrangement, the Arrangement shall proceed, in which case Section 3.1(f) and Subsection 3.1(i)(iii) and all other references in this Plan to the Angle Debentures, the Angle Debentureholders and the Angle Debentureholders' Vote shall be, and be deemed to be, deleted from this Plan.

ARTICLE 4
OUTSTANDING CERTIFICATES AND PAYMENTS

4.1   Certificates

From and after the Effective Time, each certificate formerly representing Angle Shares and Angle Debentures shall represent only the right to receive:

(a) in the case of certificates held by Dissenting Securityholders, the fair value of the Angle Shares, or Angle Debentures, as applicable represented by such certificates as provided for in the Interim Order and Article 5;

(b) in the case of all other Angle Shareholders, the amount of cash or the number of Bellatrix Shares (or combination of both) the former holder of the Angle Shares represented by the certificate is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former holder depositing with the Depositary the certificates representing his/her/its Angle Shares, a duly completed and signed Shareholder Letter of Transmittal and Election Form and such other documents and instruments as the Depositary may reasonably require; and

(c) in the case of all other Angle Debentureholders, the amount of cash the former holder of the Angle Debentures represented by the certificate is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former holder depositing with the Depositary the certificates representing his/her/its Angle Debentures, a duly completed and signed Debentureholder Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require.

4.2 Deposit of Consideration by Bellatrix

Prior to the Effective Time, Bellatrix shall: (a) issue and deliver to the Depositary an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the Bellatrix Shares, to issue certificates representing the aggregate number of Bellatrix Shares to which the Angle Shareholders are entitled in accordance with the terms of the Arrangement; (b) deliver to the Depositary by way of wire transfer, a certified cheque or bank draft, payable to the Depositary, or such other manner satisfactory to the Depositary, in an amount equal to the aggregate amount of cash that the Angle Shareholders are entitled to receive for their Angle Shares in accordance with the terms of this Plan; and (c) deliver to the Depositary by way of wire transfer, a certified cheque or bank draft, payable to the Depositary or such other manner satisfactory to the Depositary, in an amount equal to the aggregate amount of cash that the Angle Debentureholders are entitled to receive for their Angle Debentures in accordance with the terms of this Plan.

4.3 Payment of Consideration by Depositary

(a) Promptly following the Effective Time, upon receipt of the treasury order and funds delivered by Bellatrix pursuant to Section 4.2, the Depositary shall, in the case of Angle Shareholders entitled to cash consideration in accordance with this Plan, cause individual cheques, and in the case of Angle Shareholders entitled to Bellatrix Shares in accordance with the terms of this Plan, cause certificates representing such Bellatrix Shares, to be forwarded to those persons in each case who have deposited with the Depositary the certificates for such Angle Shares, a duly completed and signed Shareholder Letter of Transmittal and Election Form and such documents and instruments required by the Depositary pursuant to Section 4.1. Such cheques and certificates shall, if elected by the Angle Shareholder in the relevant Shareholder Letter of Transmittal and Election Form, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Shareholder Letter of Transmittal and Election Form or, if no address has been specified therein, at the address specified for the particular Angle Shareholder in the register of holders of Angle Shares. Cheques and certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

(b)   Promptly following the Effective Time, upon receipt of the funds delivered by Bellatrix pursuant to Section 4.2, the Depositary shall, in the case of Angle Debentureholders cause individual cheques to be forwarded to those persons who have deposited with the Depositary the certificates for such Angle Debentures, a duly completed and signed Debentureholder Letter of Transmittal and such documents and instruments required by the Depositary pursuant to Section 4.1. Such cheques shall, if elected by the Angle Debentureholder in the relevant Debentureholder Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, shall be forwarded by first class mail, postage pre-paid, to the person and at the address specified in the relevant Debenture Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Angle Debentureholder in the register of holders of Angle Debentures. Cheques mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office.

4.4   Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Angle Shares or Angle Debentures that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Bellatrix, Angle and their respective transfer agents in such form as is satisfactory to Bellatrix, Angle and their respective transfer agents, or shall otherwise indemnify Bellatrix, Angle and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5   Registration of Bellatrix Shares

The Depositary shall register Bellatrix Shares in the name of each Angle Shareholder entitled thereto or as otherwise instructed in the Shareholder Letter of Transmittal and Election Form deposited by such Angle Shareholder and shall deliver such Bellatrix Shares in accordance with Section 4.3.

4.6   No Interest after the Effective Time

(a)   From and after the Effective Time, the Angle Shareholders shall not be entitled to any dividend or other payment on or with respect to Angle Shares other than the Bellatrix Shares or cash (or both), as applicable, that they are entitled to receive pursuant to this Plan.

(b)   From and after the Effective Time, the Angle Debentureholders shall not be entitled to any interest or other payment on or with respect to Angle Debentures other than the cash that they are entitled to receive pursuant to this Plan.

4.7   Treatment of Fractional Shares

No fractional Bellatrix Shares will be issued in connection with the Arrangement. In the event that a Angle Shareholder would otherwise be entitled to a fractional Bellatrix Share hereunder, the number of Bellatrix Shares issued to such Angle Shareholder shall be rounded up to the next whole number of Bellatrix Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Bellatrix Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Angle Shares registered in the name of or beneficially held by such Angle Shareholder or his/her/its nominee shall be aggregated.

4.8 Failure to Deposit Certificates

Subject to any applicable laws relating to unclaimed personal property, any certificate formerly representing Angle Shares or Angle Debentures that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive Bellatrix Shares or cash payment hereunder that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former holder of Angle Shares or Angle Debentures, as applicable, to receive the consideration for such Angle Shares or Angle Debentures, as applicable pursuant to this Plan (and any dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to Bellatrix, for no consideration. In such case, such Bellatrix Shares shall be returned to Bellatrix for cancellation and any cash (including any dividends or other distributions in respect of such Bellatrix Shares) shall be returned to Bellatrix.

4.9 Dividends

Subject to Section 4.8, all dividends payable in respect of Bellatrix Shares to which a former Angle Shareholder is entitled in accordance with this Plan, but for which a certificate representing such Bellatrix Shares has not been delivered to such Angle Shareholder in accordance with this Article 4, shall be paid or delivered to the Depositary to be held in trust for such Angle Shareholder for delivery to the Angle Shareholder, net of all withholding and other taxes, upon delivery of the certificate representing the applicable Bellatrix Shares in accordance with this Article 4.

4.10 Withholdings

Angle, Bellatrix and the Depositary shall be entitled to deduct or withhold from any dividend or consideration payable to any Angle Securityholder such amounts as Angle, Bellatrix or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Angle Securityholders in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, any of Angle, Bellatrix or the Depositary is hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Angle, Bellatrix or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Angle, Bellatrix and the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds (after deducting any expenses incurred in connection therewith) of such sale.

ARTICLE 5
DISSENT RIGHTS

5.1 Dissent Rights

(a)   Each registered holder of Angle Shares shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Angle Shares and shall only be entitled to be paid the fair value of such holder's Angle Shares net of all withholding or other taxes. A Dissenting Shareholder shall be deemed to have transferred the holder's Angle Shares to Bellatrix at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who is, for any reason, not entitled to be paid the fair value of the holder's Angle Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Angle Shares, notwithstanding the provisions of Section 191 of the ABCA and, such Dissenting Shareholder shall be deemed to have elected to receive Bellatrix Shares for such holder's Angle Shares on the basis set forth in Subsection 3.1(d)(i), notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Angle Shares held by a Dissenting Shareholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by holders of Angle Shares at the Angle Meeting. In no event shall Angle or Bellatrix be required to recognize any Dissenting Shareholder as a securityholder of Angle after the Effective Time and the names of such holders shall be removed from the register of holders of Angle Shares as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

(b)   Each registered holder of Angle Debentures shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Debentureholder shall, at the Effective Time, cease to have any rights as a holder of Angle Debentures and shall only be entitled to be paid the fair value of such holder's Angle Debentures net of all withholding or other taxes. A Dissenting Debentureholder shall be deemed to have transferred the holder's Angle Debentures to Bellatrix at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Debentureholder who is, for any reason, not entitled to be paid the fair value of the holder's Angle Debentures shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Angle Debentures, notwithstanding the provisions of Section 191 of the ABCA and, such Dissenting Debentureholder shall be deemed to receive the consideration for such holder's Angle Debentures on the basis set forth in Subsection 3.1(e) and subject to Section 3.5. The fair value of the Angle Debentures held by a Dissenting Debentureholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by holders of Angle Debentures at the Angle Meeting. In no event shall Angle or Bellatrix be required to recognize any Dissenting Debentureholder as a securityholder of Angle after the Effective Time and the names of such holders shall be removed from the register of holders of Angle Debentures as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1   Amendment of this Plan

(a)   Angle and Bellatrix may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by both Angle and Bellatrix; (ii) filed with the Court and, if made following the Angle Meeting, approved by the Court; and (iii) communicated to Angle Securityholders in the manner required by the Court (if so required).

(b)   Any amendment, modification or supplement to this Plan may be proposed by Angle and Bellatrix at any time prior to or at the Angle Meeting (provided that the other party shall have consented in writing prior thereto) with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Angle Shareholders and, if it affects Angle Debentureholders, Angle Debentureholders (other than as may be required by the Interim Order or other order of the Court), shall become part of this Plan for all purposes.

(c) Any amendment, modification or supplement to this Plan which is approved or directed by the Court following the Angle Meeting shall be effective only: (i) if it is consented to by Angle and Bellatrix (each acting reasonably); and (ii) if required by the Court or applicable law, it is consented to by Angle Shareholders and, if it affects Angle Debentureholders, Angle Debentureholders.

(d) This Plan may be amended, modified or supplemented following the Effective Time unilaterally by Bellatrix, provided that it concerns a matter that, in the reasonable opinion of Bellatrix, is of an administrative nature required to better give effect to the implementation of this Plan and is not adverse to the financial or economic interest of any former Angle Securityholder.

(e) In accordance with Section 3.5 hereof, if the purchase of the Angle Debentures is not to proceed, this Plan will be amended and restated to delete Section 3.1(f) and all other references in this Plan to the Angle Debentures, the Angle Debentureholders and the Angle Debentureholders' Vote prior to the application for the Final Order without any notification or communication to the Angle Securityholders unless otherwise required by the Court.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Acts

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.

7.2 Priority of Plan

From and after the Effective Time (a) this Plan shall take precedence and priority over any and all rights related to Angle Shares or Angle Debentures issued prior to the Effective Time; (b) the rights and obligations of the holders of Angle Securityholders and any trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Angle Shares or Angle Debentures shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

FORM OF ANGLE SUPPORT AGREEMENT

October _____, 2013

To the Undersigned Securityholder of Angle Energy Inc.

Dear Sir / Madame:

Re: *Agreement Respecting the Purchase by Bellatrix Exploration Ltd. of Angle Energy Inc.*

Reference is made to the arrangement agreement dated October 15, 2013 (the "**Arrangement Agreement**") between Bellatrix Exploration Ltd. ("**Bellatrix**") and Angle Energy Inc. ("**Angle**") pursuant to which, among other things, Bellatrix has agreed to directly or indirectly purchase all of the issued and outstanding common shares in the capital of Angle ("**Angle Shares**") (including all of the Angle Shares issued upon the exercise or surrender of the outstanding options to acquire Angle Shares granted under the incentive stock option plan of Angle ("**Angle Options**") and upon the exercise of the outstanding restricted share units ("**Angle RSUs**") for consideration of, for each Angle Share as set forth in the Arrangement Agreement and the Plan of Arrangement. In addition, Bellatrix has agreed that each holder of the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "**Angle Debentures**") shall be entitled to receive a payment in cash equal to $1,040 plus accrued and unpaid interest up to and excluding the Effective Date of the Arrangement per Angle Debenture, subject to certain conditions as set forth in the Arrangement Agreement including, but not limited to, the approval for the Arrangement of the holders of the Angle Debentures. Angle Shares, Angle Options, Angle RSUs and Angle Debentures are collectively referred to herein as the "**Angle Securities**". Capitalized words and phrases used but not defined herein shall have the meaning ascribed to them in the Arrangement Agreement.

Any references in this letter agreement to Angle Securities owned by the Securityholder shall mean such number of Angle Securities owned by the Securityholder as at the date hereof and, where the context requires, shall include all Angle Securities issued to the Securityholder after the date hereof pursuant to the exercise or surrender of the outstanding Angle Options or Angle RSUs held by the Securityholder.

We understand that you (the "**Securityholder**") beneficially own or exercise control or direction over, directly or indirectly, the number of Angle Shares, Angle Options, Angle RSU and Angle Debentures set forth in the execution page of this letter agreement.

This letter agreement sets forth the agreement between Bellatrix and the Securityholder that the Securityholder agrees to vote the following Securityholder's Angle Securities in favour of the Arrangement (and in favour of any actions required in furtherance of the actions contemplated thereby) at any meeting of the securityholders of Angle, however called, for the purpose of approving the Arrangement and any adjournment or postponement thereof (the "**Meeting**"): (i) all of the Angle Shares beneficially owned by the Securityholder, or over which the Securityholder exercises direction and control, directly or indirectly, in his or her personal capacity, which are set forth in the execution page of this letter agreement; (ii) all of the Angle Shares issued upon the exercise or surrender of the Angle Options held by the Securityholder, which are set forth in the execution page of this letter agreement; (iii) all of the Angle Shares issuable upon the exercise of the Angle RSUs held by the Securityholder, which are set within the execution page of this letter agreement; (iv) all Angle Debentures held by the Securityholder, which are set within the execution page of this letter agreement and (v) any and all other Angle Shares or Angle Debentures hereafter acquired or controlled by the Securityholder in his or her personal capacity either directly or indirectly before the date of the Meeting; ((i), (ii), (iii) and (iv) are collectively referred to as the **"Securityholder's Angle Securities"**), and to otherwise support the Arrangement, subject to the terms and conditions of this letter agreement.

The Securityholder acknowledges and agrees that the completion of the Arrangement is subject to various conditions as set forth in the Arrangement Agreement, which conditions are for the exclusive benefit of Bellatrix and/or Angle, which Bellatrix and/or Angle has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Arrangement Agreement and this letter agreement and their respective obligations to complete the Arrangement. Further, the Securityholder acknowledges and agrees that the Arrangement Agreement may be amended or amended and restated and any such amendment or amendment and restated shall not in any way affect the obligations of the Securityholder hereunder except as provided in Section 5 hereof.

1.   **Covenants of the Securityholder**

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions hereof, from the date hereof until the termination of this letter agreement in accordance with Section 5, the Securityholder hereby covenants and agrees, as follows:

(a)   Irrevocably to vote (or cause to be voted, and provide evidence thereof, including if voting by proxy, to Bellatrix within five days prior to the Meeting) all of the Securityholder's Angle Securities in favour of all resolutions approving the Arrangement, as contemplated by the Arrangement Agreement, and any actions required in furtherance of the actions contemplated thereby at the Meeting and not withdraw any proxies or change the vote thereof;

(b)   to vote (or to cause to be voted) all of the Securityholder's Angle Securities at any meeting of securityholders of Angle against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

(c)   except to the extent permitted hereunder, not take any action of any kind which would cause any of its representations or warranties in this letter agreement to become untrue or which may in any way materially adversely affect the success of the Arrangement, the purchase of any Angle Shares (including the Angle Shares issuable upon the exercise or surrender of the Angle Options and Angle RSUs held by the Securityholder) under the Arrangement, the purchase of the Angle Debentures under the Arrangement or the completion of the Arrangement;

(d)   promptly notify Bellatrix upon any of the Securityholder's representations or warranties in this letter agreement becoming untrue or incorrect in any material respect during the period commencing on the date hereof and expiring at the earlier of the Effective Time and the termination of this letter agreement, and for the purpose of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

(e)   not to grant or agree to grant any proxy or other right to vote any of the Securityholder's Angle Securities (other than as permitted under subsections 1(a) and 1(b) hereof and to grant or agree to grant a proxy to vote at any regularly held annual meeting of Angle with respect to matters that do not affect the Arrangement), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Securityholders or give consents or approval of any kind as to any of the Securityholder's Angle Securities (other than in connection with the performance by the Securityholder of its obligations hereunder);

(f)   not to sell, transfer, assign, convey or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, conveyance or other disposition of, any of the Securityholder's Angle Securities to any person other than to: (i) Bellatrix or a subsidiary thereof; or (ii) an affiliate or associate (as those terms are defined in the *Securities Act* (Alberta)) of such Securityholder provided that such affiliate or associate first agrees with Bellatrix to be bound by the terms hereof;

(g)   not to exercise any Dissent Rights or appraisal rights in respect of any resolution approving the Arrangement and not to exercise any other securityholder rights or remedies available at common law or pursuant to the *Business Corporations Act* (Alberta) or applicable securities legislation to delay, hinder, upset or challenge the Arrangement;

(h)   except to the extent permitted hereunder, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement, the purchase of any Angle Shares (including the Angle Shares issuable upon the exercise or surrender of the Angle Options, Angle RSUs and any and all other Angle Shares hereafter acquired or controlled by the Securityholder in his or her personal capacity either directly or indirectly before the date of the Meeting) under the Arrangement or the purchase of any Angle Debentures under the Arrangement;

(i)   to enter into the Option Exercise and Termination Agreement in respect of all Angle Options held by the Securityholder, at least one business day prior to the application for the Interim Order; and;

(j)   if the Securityholder is a director or officer of Angle or any of its subsidiaries, it will, if requested by Angle, resign his or her position as a director and/or officer of Angle and any of its subsidiaries effective at such time as may be requested by Bellatrix (provided such time is not prior to the Effective Time) and provide a release in favour of Angle and Bellatrix in accordance with the Arrangement Agreement and will use its reasonable efforts to enable Bellatrix to elect or appoint all of the directors of Angle and its subsidiaries in order to effect an orderly transition of management and control of Bellatrix at the time and in the manner requested by Bellatrix provided that the Arrangement is effected; and

(k)   to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as Bellatrix may reasonably request for the purpose of effectively carrying out the matters contemplated by this letter agreement.

2.   Non-Solicitation

The Securityholder agrees that it will not directly or indirectly:

(a)   solicit, assist or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information; or

(b)   enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, or conditions (financial or otherwise) of Angle in connection with, or performance of an Acquisition Proposal or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing.

3.   Representations and Warranties

The Securityholder represents and warrants to Bellatrix that:

(a)   the Securityholder is duly authorized and has the authority to execute and deliver this letter agreement and carry out the transactions contemplated hereby and this letter agreement is a valid and binding agreement enforceable against the Securityholder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other applicable laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(b)   neither the execution of this letter agreement by the Securityholder nor the completion by the Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Securityholder will be a party or by which it will be bound at the time of such completion;

(c)   (i) the Securityholder is the beneficial owner of or exercises control and direction over the number of Angle Shares, Angle Options, Angle RSUs and Angle Debentures set forth in the execution page of this letter agreement; and (ii) as at the date hereof, the foregoing Angle Shares, Angle Options, Angle RSUs and Angle Debentures as set forth in the execution page are the only securities in the capital of Angle beneficially owned by the Securityholder or over which he, she or it exercises control or direction;

(d)   the Angle Shares, Angle Options, Angle RSUs and Angle Debentures beneficially owned by the Securityholder or over which the Securityholder exercises control and direction at the date hereof are held by the Securityholder with valid and marketable title thereto, and the transfer to Bellatrix or a subsidiary thereof of such Angle Shares and the Angle Shares issuable upon the exercise or surrender of such Angle Options and Angle RSUs will pass good and marketable title to such shares, free and clear of all claims, liens, charges, encumbrances and security interests;

(e)   the Angle Shares (including the Angle Shares issuable upon the exercise or surrender of Angle Options and issuable upon the exercise of the Angle RSUs) and the Angle Debentures owned or controlled by the Securityholder are not subject to any securityholder agreements, voting trust or similar agreements or any right or privilege (whether by law, pre emptive or contractual) capable of becoming a securityholders' agreement, voting trust or other agreement affecting such Angle Shares or Angle

Debentures or any interest therein or right thereto, including, without limitation, the voting of any such securities;

(f) other than pursuant to this letter agreement, the Securityholder has not previously granted or agreed to grant any proxy or any other right to vote any of the Securityholder's Angle Securities in respect of any meeting of securityholders of Angle that is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to his, her or its right to vote, call meetings of securityholders of Angle or give consents or approvals of any kind as to the Securityholder's Angle Securities;

(g) there are no legal proceedings currently in progress or pending before any governmental entity or, to the Securityholder's knowledge, threatened against the Securityholder or any of such Securityholder's affiliates that would materially adversely affect in any manner the ability of the Securityholder to enter into this letter agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Securityholder's Angle Securities, and there is no current and enforceable judgment, decree or order against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this letter agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Securityholder's Angle Securities; and

(h) no authorization, consent or approval from, or filing, registration, declaration or qualification with, or before, or giving notice to, any person is required to be obtained, given or made for the execution and delivery by the Securityholder of this letter agreement, the performance of the terms hereof by the Securityholder or the consummation of the transactions contemplated hereby by the Securityholder, except for those which have been (or will be with respect to consummation) duly and unconditionally obtained and are (or will be with respect to consummation) in full force and effect.

The foregoing representations and warranties shall be true and correct on the date hereof and on the Effective Date.

4. Expenses

Bellatrix and the Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5. Termination

It is understood and agreed that the respective rights and obligations hereunder of Bellatrix and the Securityholder shall cease and this letter agreement shall terminate on the earlier of: (a) the Effective Time; (b) the date on which this letter agreement is terminated by the mutual written agreement of the parties hereto; or (c) the date on which the Arrangement Agreement is terminated in accordance with its terms. In addition, this letter agreement may be terminated by the Securityholder by notice in writing to Bellatrix if the Arrangement Agreement is amended to reduce or change the form of the consideration payable to the Securityholder for Angle Shares pursuant to the Arrangement.

In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except for Sections 4, 7, 8, 11 and 14 and this Section 5 which provisions shall survive the termination of this letter agreement and there shall be no liability on the part of either the

Securityholder or Bellatrix or any of its affiliates or associates, except to the extent that either such party is in default of its obligations herein contained.

6. Future Amendments

To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

7. Assignment

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Bellatrix may assign its rights and obligations under this letter agreement to any of its affiliates, to the extent permitted by the Arrangement Agreement, provided such affiliate executes and delivers a counterpart to this letter agreement pursuant to which it agrees to be bound by the terms of this letter agreement as if it were the purchaser pursuant to the Arrangement, but no such assignment shall relieve Bellatrix of its obligations hereunder.

8. Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof, the Securityholder shall not disclose the existence of this letter agreement or any details hereof or the possibility of the Arrangement being effected or any terms or conditions or other information concerning any possible acquisition of the Securityholder's Angle Securities, to any person other than (i) the Securityholder's advisors (provided that the Securityholder's advisors shall be required to comply with the foregoing disclosure obligations and the Securityholder agrees to be responsible for any breach of such disclosure obligations by any of the Securityholder's advisors); and (ii) Angle and its directors, officers and advisors, without the prior written consent of Bellatrix, except to the extent required by applicable law, stock exchange rules or policies of regulatory authorities having jurisdiction which Bellatrix after reasonable notice will not consent to, and any disclosure by the Securityholder after the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof shall be permitted only to the extent that any such information disclosed by the Securityholder has already been publicly disclosed by one of these parties other than the Securityholder. Notwithstanding anything contained herein or elsewhere, the existence and terms and conditions of this letter agreement may be disclosed by Bellatrix and Angle in any press release issued in connection with the execution of the Arrangement Agreement or to the extent required by applicable law.

9. Notices

All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier, by facsimile or electronically, addressed, in the case of the Securityholder, to the address set forth in the signature page of the Securityholder set forth in this letter agreement, and in the case of Bellatrix at the following address:

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue S.W.
Calgary, Alberta, T2P 3T6

Attention:	Raymond G. Smith, President and Chief Executive Officer
Facsimile:	(403) 264-8163
Email:	ray.smith@bellatrixexp.com

with a copy to:

Burnet Duckworth & Palmer LLP
Suite 2400, 525 – 8th Avenue S.W.
Calgary, Alberta, T2P 1G1

Attention:	C. Steven Cohen
Facsimile:	(403) 260-0332
Email:	csc@bdplaw.com

10. Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of Bellatrix but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

11. Enurement

This letter agreement will be binding upon and enure to the benefit of Bellatrix, the Securityholder and their respective executors, administrators, successors and permitted assigns.

12. Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

13. Severability

If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

14. Enforcement

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

15. No Limit on Fiduciary Duty

Nothing contained in this letter agreement will restrict, limit or prohibit the Securityholder from exercising in his or her capacity as a director or officer his or her fiduciary duties to Angle under applicable law or require the Securityholder in his or her capacity as a director or officer (if applicable) of Angle, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the board of directors of Angle undertaken in the exercise of its fiduciary duties, in compliance with Section 3.4 of the Arrangement Agreement, provided that nothing in this Section 15 will be deemed to relieve the Securityholder from the Securityholder's obligations under any other provision of this letter agreement other than Sections 1 and 2 hereof to the extent that the actions taken by the Securityholder were taken solely in his or her capacity as a director or officer of Angle and in accordance the foregoing.

16. Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or e-mail or electronic transmission.

This letter agreement shall be effective and enforceable in accordance with its terms effective as of the date that the Arrangement Agreement is executed by the parties thereto.

[*Remainder of page intentionally left blank.*]

If you are in agreement with the foregoing, please indicate your acceptance thereof by signing and returning this letter to Bellatrix.

Yours truly,

BELLATRIX EXPLORATION LTD.

Per: _____

_____
Signature of Securityholder

_____
Name of Securityholder

_____
Address of Securityholder

_____
Address of Securityholder

Number of Angle Shares
beneficially owned by
Securityholder or over which
Securityholder exercises
control or direction:

_____

Number of Angle Options held
by Securityholder:

_____

Number of Angle RSUs held
by Securityholder

_____

Principal Amount of Angle
Debentures held by
Securityholder

_____

FORM OF BELLATRIX SUPPORT AGREEMENT

October _____, 2013

To the Undersigned Shareholder of Bellatrix Exploration Ltd.

Dear Sir / Madame:

Re: *Agreement Respecting the Purchase by Bellatrix Exploration Ltd. of Angle Energy Inc.*

Reference is made to the arrangement agreement dated October 15, 2013 (the "**Arrangement Agreement**") between Bellatrix Exploration Ltd. ("**Bellatrix**") and Angle Energy Inc. ("**Angle**") pursuant to which, among other things, Bellatrix has agreed to directly or indirectly purchase all of the issued and outstanding common shares in the capital of Angle ("**Angle Shares**") (including all of the Angle Shares issued upon the exercise or surrender of the outstanding options to acquire Angle Shares granted under the incentive stock option plan of Angle and upon the exercise of the outstanding restricted share units for consideration of, for each Angle Share as set forth in the Arrangement Agreement and the Plan of Arrangement. In addition, Bellatrix has agreed that each holder of the 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "**Angle Debentures**") shall be entitled to receive a payment in cash equal to $1,040 plus accrued and unpaid interest up to and excluding the Effective Date of the Arrangement per Angle Debenture, subject to certain conditions as set forth in the Arrangement Agreement including, but not limited to, the approval for the Arrangement of the holders of the Angle Debentures. Capitalized words and phrases used by not defined herein shall have the meaning ascribed to them in the Arrangement Agreement.

Under the requirements of the Toronto Stock Exchange, the Bellatrix Shareholders are also required to approve the Arrangement.

Any references in this letter agreement to Bellatrix Shares owned by the Shareholder shall mean such number of Bellatrix Shares owned by the Shareholder as at the date hereof and, where the context requires, shall include all Bellatrix Shares issued to the Shareholder after the date hereof.

We understand that you (the "**Shareholder**") beneficially own or exercise control or direction over, directly or indirectly, the number of Bellatrix Shares set forth in the execution page of this letter agreement.

This letter agreement sets forth the agreement between Angle and the Shareholder that the Shareholder agrees to vote the following Shareholder's Bellatrix Shares in favour of the Arrangement (and in favour of any actions required in furtherance of the actions contemplated thereby) at any meeting of the Shareholders of Bellatrix, however called, for the purpose of approving the Arrangement and any adjournment or postponement thereof (the "**Meeting**"): (i) all of the Bellatrix Shares beneficially owned by the Shareholder, or over which the Shareholder exercises direction and control, directly or indirectly, in his or her personal capacity, which are set forth in the execution page of this letter agreement; and (ii) any and all other Bellatrix Shares hereafter acquired or controlled by the Shareholder in his or her personal capacity either directly or indirectly before the date of the Meeting; ((i), and (ii), are collectively referred to as the "**Shareholder's Bellatrix Shares**"), and to otherwise support the Arrangement, subject to the terms and conditions of this letter agreement.

The Shareholder acknowledges and agrees that the completion of the Arrangement is subject to various conditions as set forth in the Arrangement Agreement, which conditions are for the exclusive benefit of Bellatrix and/or Angle, which Bellatrix and/or Angle has the right, in its sole discretion, to waive in whole or in part, or to rely on in connection with termination of the Arrangement Agreement and this letter agreement and their respective obligations to complete the Arrangement. Further, the Shareholder acknowledges and agrees that the Arrangement Agreement may be amended or amended and restated and any such amendment or amendment and restated shall not in any way affect the obligations of the Shareholder hereunder except as provided in Section 5 hereof.

1.   Covenants of the Shareholder

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions hereof, from the date hereof until the termination of this letter agreement in accordance with Section **Error! Reference source not found.**, the Shareholder hereby covenants and agrees, as follows:

(a)   Irrevocably to vote (or cause to be voted) and provide evidence hereof to Angle, in writing if voting by proxy, within five days prior to the Meeting, all of the Shareholder's Bellatrix Shares in favour of all resolutions approving the Arrangement, as contemplated by the Arrangement Agreement, and any actions required in furtherance of the actions contemplated thereby at the Meeting and not withdraw any proxies or change the vote thereof;

(b)   to vote (or to cause to be voted) all of the Shareholder's Bellatrix Shares at any meeting of Shareholders of Bellatrix against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

(c)   except to the extent permitted hereunder, not take any action of any kind which would cause any of its representations or warranties in this letter agreement to become untrue or which may in any way adversely affect the success of the Arrangement or the completion of the Arrangement;

(d)   promptly notify Angle upon any of the Shareholder's representations or warranties in this letter agreement becoming untrue or incorrect in any material respect during the period commencing on the date hereof and expiring at the earlier of the Effective Time and the termination of this letter agreement, and for the purpose of this provision, each representation and warranty shall be deemed to be given at and as of all times during such period (irrespective of any language which suggests that it is only being given as at the date hereof);

(e)   not to grant or agree to grant any proxy or other right to vote any of the Shareholder's Bellatrix Shares (other than as permitted under subsections **Error! Reference source not found.** and **Error! Reference source not found.** hereof and to grant or agree to grant a proxy to vote at any regularly held annual meeting of Bellatrix with respect to matters that do not affect the Arrangement), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind as to any of the Shareholder's Bellatrix Shares;

(f)   except to the extent permitted hereunder, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement;

(g)   to execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as Angle may reasonably request for the purpose of effectively carrying out the matters contemplated by this letter agreement;

(h)   subject to Section 14, it shall use its reasonable commercial efforts to cause Bellatrix to perform its obligations under the Arrangement Agreement, to the extent that it is in within his or her power.

2.   Representations and Warranties

The Shareholder represents and warrants to Angle that:

(a)   the Shareholder is duly authorized and has the authority to execute and deliver this letter agreement and carry out the transactions contemplated hereby and this letter agreement is a valid and binding agreement enforceable against the Shareholder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other applicable laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(b)   neither the execution of this letter agreement by the Shareholder nor the completion by the Shareholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder will be a party or by which it will be bound at the time of such completion;

(c)   the Shareholder is the beneficial owner of or exercises control and direction over the number of Bellatrix Shares set forth in the execution page of this letter agreement and the foregoing Bellatrix Shares are the only securities in the capital of Bellatrix beneficially owned by the Shareholder or over which he, she or it exercises control or direction;

(d)   the Bellatrix Shares owned or controlled by the Shareholder are not subject to any shareholder agreements, voting trust or similar agreements or any right or privilege (whether by law, pre emptive or contractual) capable of becoming a shareholder agreement, voting trust or other agreement affecting such Bellatrix Shares or any interest therein or right thereto, including, without limitation, the voting of any such securities;

(e)   other than pursuant to this letter agreement, the Shareholder has not previously granted or agreed to grant any proxy or any other right to vote any of the Shareholder's Bellatrix Shares in respect of any meeting of Shareholders of Bellatrix that is currently in force, and has not entered into a voting trust, vote pooling or other agreement with respect to his, her or its right to vote, call meetings of Shareholders of Bellatrix or give consents or approvals of any kind as to the Shareholder's Bellatrix Shares; and

(f)   no authorization, consent or approval from, or filing, registration, declaration or qualification with, or before, or giving notice to, any person is required to be obtained, given or made for the execution and delivery by the Shareholder of this letter agreement, the performance of the terms hereof by the Shareholder or the consummation of the transactions contemplated hereby by the Shareholder, except for those which have been (or will be with respect to consummation) duly and unconditionally obtained and are (or will be with respect to consummation) in full force and effect.

The foregoing representations and warranties shall be true and correct on the date hereof and on the Effective Date.

3.   Expenses

Angle and the Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement.

4.   Termination

It is understood and agreed that the respective rights and obligations hereunder of Angle and the Shareholder shall cease and this letter agreement shall terminate on the earlier of: (a) the Effective Time; (b) the date on which this letter agreement is terminated by the mutual written agreement of the parties hereto; or (c) the date on which the Arrangement Agreement is terminated in accordance with its terms. In addition, this letter agreement may be terminated by the Shareholder by notice in writing to Angle if the Arrangement Agreement is amended to increase the consideration payable to Angle Securityholders pursuant to the Arrangement.

In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except for Sections **Error! Reference source not found.**, **Error! Reference source not found.**, **Error! Reference source not found.**, **Error! Reference source not found.** and **Error! Reference source not found.** and this Section **Error! Reference source not found.** which provisions shall survive the termination of this letter agreement and there shall be no liability on the part of either the Shareholder or Angle or any of its affiliates or associates, except to the extent that either such party is in default of its obligations herein contained.

5.   Future Amendments

To the extent that the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

6.   Assignment

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Angle may assign its rights and obligations under this letter agreement to any of its affiliates, to the extent permitted by the Arrangement Agreement, provided such affiliate executes and delivers a counterpart to this letter agreement pursuant to which it agrees to be bound by the terms of this letter agreement as if it were the company being acquired pursuant to the Arrangement, but no such assignment shall relieve Angle of its obligations hereunder.

7. Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof, the Shareholder shall not disclose the existence of this letter agreement or any details hereof or the possibility of the Arrangement being effected to any person other than (i) the Shareholder's advisors (provided that the Shareholder's advisors shall be required to comply with the foregoing disclosure obligations and the Shareholder agrees to be responsible for any breach of such disclosure obligations by any of the Shareholder's advisors); and (ii) Bellingam and its directors, officers and advisors, without the prior written consent of Angle, except to the extent required by applicable law, stock exchange rules or policies of regulating authorities having jurisdiction which Angle after reasonable notice will not consent to, and any disclosure by the Shareholder after the first public disclosure of the existence and terms and conditions of this letter agreement by Bellatrix or Angle or an affiliate thereof shall be permitted only to the extent that any such information disclosed by the Shareholder has already been publicly disclosed by one of these parties other than the Shareholder. Notwithstanding anything contained herein or elsewhere, the existence and terms and conditions of this letter agreement may be disclosed by Bellatrix and Angle in any press release issued in connection with the execution of the Arrangement Agreement or to the extent required by applicable law.

8. Notices

All notices to be given to a party hereunder shall be in writing and delivered personally, by overnight courier, by facsimile or electronically (with a following letter), addressed, in the case of the Shareholder, to the address set forth in the signature page of the Shareholder set forth in this letter agreement, and in the case of Angle at the following address:

> Angle Energy Inc.
> 700, 324 – 8th Avenue S.W.
> Calgary, Alberta, T2P 2Z2
>
> Attention: Heather Christie-Burns, President and Chief Operating Officer
> Facsimile: (403) 263-4179
> Email: heatherc@angleenergy.com

with a copy to:

> Osler, Hoskin & Harcourt
> TransCanada Tower
> 2500, 450- 1st Street S.W.
> Calgary, Alberta, T2P 5H1
>
> Attention: Donald Boykiw
> Facsimile: (403) 260-7024
> Email: dboykiw@oslers.com

9.   **Further Assurances**

The Shareholder shall from time to time and at all times hereafter at the request of Angle but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

10.   **Enurement**

This letter agreement will be binding upon and enure to the benefit of Angle, the Shareholder and their respective executors, administrators, successors and permitted assigns.

11.   **Applicable Law**

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

12.   **Severability**

If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

13.   **Enforcement**

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

14.   **No Limit on Fiduciary Duty**

Nothing contained in this letter agreement will restrict, limit or prohibit the Shareholder from exercising in his capacity as a director or officer his or her fiduciary duties to Bellatrix under applicable law provided that nothing in this Section **Error! Reference source not found.** will be deemed to relieve the Shareholder from the Shareholder's obligations under any other provision of this letter agreement other than Section 1 hereof to the extent that the actions taken by the Shareholder were taken solely in his or her capacity as a director or officer of Bellatrix and in accordance the foregoing.

15.   **Counterparts**

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or e-mail or electronic transmission.

This letter agreement shall be effective and enforceable in accordance with its terms effective as of the date that the Arrangement Agreement is executed by the parties thereto.

[*Remainder of page intentionally left blank.*]

If you are in agreement with the foregoing, please indicate your acceptance thereof by signing and returning this letter to Angle.

Yours truly,

ANGLE ENERGY INC.

Per: _____

Signature of Shareholder	
Name of Shareholder	
Address of Shareholder	
Address of Shareholder	
Number of Bellatrix Shares beneficially owned by Shareholder or over which Securityholder exercises control or direction:	

FORM OF NON-SOLICITATION AGREEMENT

This non-solicitation agreement is made as of ●, 2013, between Bellatrix Exploration Ltd. ("**Bellatrix**") and ● (the "**Individual**").

Recitals:

A.   Bellatrix is acquiring all the shares of Angle Energy Inc. (the "**Company**") pursuant to the terms of an arrangement agreement dated as of October 15, 2013 (the "**Arrangement Agreement**");

B.   The Individual is an officer of the Company and has detailed confidential information concerning the employees and contractors of the Company, and through the negotiations leading up to the Arrangement Agreement has gained confidential information about the employees and contractors of Bellatrix; and

C.   The execution and delivery of this Agreement is a condition precedent to the obligation of Bellatrix to complete the transactions contemplated in the Arrangement Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions

In this Agreement:

(a)   "**Affiliate**", with respect to a Person, means any other Person Controlled By, Controlling or Under Common Control With such Person.

(b)   "**Arrangement Agreement Date**" means October 15, 2013.

(c)   "**Agreement**" means this non-solicitation agreement.

(d)   "**Business Day**" means any day excluding a Saturday, Sunday or statutory holiday in the Province of Alberta, and also excluding any day on which the principal chartered banks located in the City of Calgary are not open for business during normal banking hours.

(e)   "**Control**" means, with respect to a Person, the ownership by any other Person (or that other Person and one or more other Persons, herein called "intermediary Persons", each of which is Controlled, as herein defined, by that other Person or one or more intermediary Persons) of a majority of the shares, partnership interests or other securities having voting rights able to be cast for the election of the board of directors (or equivalent) of such first-mentioned Person; and "Controlled By", "Controlling" and "Under Common Control With" have correlative meanings.

(f)   "**Effective Date**" means the Effective Date, as defined in the Arrangement Agreement.

(g) "**Government Entity**" means any applicable: (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, court, commission, board, tribunal, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and in each case having proper jurisdiction.

(h) "**Notice**" has the meaning give to it in Section 4.1.

(i) "**Party**" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns; and "**Parties**" means each and every Party.

(j) "**Person**" means any individual, corporation, limited liability company, unlimited liability company, partnership, firm, joint venture, syndicate, association, trust, government, Government Entity and any other form of entity or organization.

(k) "**Restricted Period**" means the period beginning on the Effective Date and ending on the date that is one (1) year following the Effective Date.

1.2 Extended Meanings

In this Agreement:

(a) words importing the singular number include the plural and vice versa;

(b) words importing the masculine gender include the feminine and neuter genders;

(c) if a word is defined in this Agreement, a derivative of that word will have a corresponding meaning;

(d) the terms "herein", "hereby", "hereof", "hereunder", "hereto" and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;

(e) the use of the word "include" or "including" will be deemed to include "include, without limitation", or "including, without limitation", as applicable;

(f) references to any Person include such Person's permitted successors and assigns, and references to a Person in a particular capacity excludes such Person in any other capacity or individually;

(g) references to Articles, Sections, Subsections or Schedules refer to articles, sections, subsections or schedules of this Agreement;

(h) headings and the table of contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof; and

(i) unless otherwise indicated, references to the time of day or date mean the local time or date in Calgary, Alberta.

ARTICLE 2
NON-SOLICITATION BY THE INDIVIDUAL

2.1   Non-Solicitation of Employees and Contractors

During the Restricted Period, the Individual will not: (a) directly or indirectly, solicit, entice or induce any Person reasonably known by the Individual to be actually employed by or providing services to Bellatrix, the Company or their Affiliates and who was, at the Arrangement Agreement Date, either an employee or contractor of Bellatrix, the Company or their Affiliates, to be employed by or engaged to provide services to the Individual or his Affiliates; (b) directly or indirectly, approach any such employee or contractor of Bellatrix, the Company or their Affiliates for any of the purposes contemplated above in this Section 2.1; or (c) authorize, encourage, approve, or instruct any Person to take such actions or assist any Person in taking any of the actions contemplated above in this Section 2.1. For the purposes of this clause, "solicitation" shall not include: (i) advertising in a newspaper or periodical of general circulation; or (ii) indirectly through a personnel search agency engaged by the Individual or his Affiliates generally (not specifically in respect of Bellatrix, the Company or their Affiliates).

2.2   Employee and Contractor Confidential Information

The Individual agrees that the Individual shall hold all confidential information gained in his employment with the Company and as an officer of the Company about the Company's employees and contractors in the strictest of confidence and in trust for the benefit of Bellatrix, shall not use such confidential information for any purpose whatsoever, and shall not disclose the confidential information to any Person or Affiliate other than with the prior written consent of Bellatrix.

ARTICLE 3
REMEDIES AND RESTRICTIONS

3.1   Remedies

The Company acknowledges that a breach of the covenants contained in this Agreement could result in damages to Bellatrix and the Company, and that Bellatrix may not be adequately compensated for such damages by a monetary award alone. Accordingly, the Individual agrees that in the event of any such breach, in addition to any other remedies available at law or otherwise, Bellatrix will be entitled to apply to a court of competent jurisdiction for relief by way of injunction, restraining order, decree or otherwise as may be appropriate to ensure compliance by the Individual and his Affiliates with the provisions of this Agreement. Any remedy expressly set out in this Agreement will be in addition to and not inclusive of or dependent upon the exercise of any other remedy available at law or otherwise.

3.2   Reasonableness of Restrictions

The Parties agree that all restrictions in this Agreement are necessary and fundamental to the protection of Bellatrix and the Company and are reasonable and valid.

3.3   Fiduciary Obligations

The Parties agree that this Agreement does not negate nor impair any fiduciary obligations the Individual may owe to the Company.

ARTICLE 4
NOTICES

4.1 **Notices**

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a "**Notice**") must be in writing, sent by personal delivery, courier, email or fax and addressed:

(a) to the Individual:

-
-

(b) to Bellatrix at:

> Bellatrix Exploration Ltd.
> 1920, 800 – 5th Avenue S.W.
> Calgary, Alberta T2P 3T6
>
> Attention: Raymond G. Smith, President and Chief Executive Officer
> Fax: (403) 264-8163

with a copy to:

> Burnet, Duckworth & Palmer LLP
> 2400, 525 – 8th Avenue S.W.
> Calgary, Alberta T2P 1G1
>
> Attention: C. Steven Cohen
> Fax: (403) 260-0332

A Notice is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day after notice is sent by overnight courier, or (iii) if sent by fax, on the Business Day following the date of confirmation of transmission by the originating fax. A Party may change its address for service from time to time by providing a Notice in accordance, with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

ARTICLE 5
GENERAL

5.1   Further Assurances

Each Party will, at the requesting Party's cost, execute and deliver any further agreements and documents and provide any further assurances as may be reasonably required by the other Party to give effect to this Agreement.

5.2   Amendment and Waiver

No supplement, modification, amendment, waiver, discharge or termination of this Agreement is binding unless it is executed in writing by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

5.3   Governing Law

This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement or its formation) will be governed by and construed in accordance with the laws in force in the Province of Alberta. The Parties hereby attorn to the exclusive jurisdiction of the Courts of the Province of Alberta, except insofar as another court of competent jurisdiction is required to enforce the restrictive covenants contained herein.

5.4   Assignment

Neither this Agreement nor any right or obligation under this Agreement may be assigned by any Party without the prior written consent of the other Parties.

5.5   Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

5.6   Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

5.7   Counterpart and Fax Execution

This Agreement may be executed in as many counterparts as are deemed necessary, and may be delivered by fax or in electronic pdf form, and when so executed and delivered, each such counterpart is as valid and binding on all Parties hereto as every other such counterpart.

IN WITNESS OF WHICH the Parties have executed this Agreement as of the date noted at the beginning of the Agreement and effective as of the Effective Date.

BELLATRIX EXPLORATION LTD.

Per: _____

_____
Witness

_____

APPENDIX E

INTERIM ORDER

COURT FILE NUMBER   1301 – 12833

COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE   CALGARY

APPLICANT   ANGLE ENERGY INC.

IN THE MATTER OF Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF a proposed arrangement involving Angle Energy Inc. and the holders of common shares and debentures of Angle Energy Inc., Angle Resources Inc., Angle Energy Partnership and Bellatrix Exploration Ltd.

DOCUMENT   **INTERIM ORDER**

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

OSLER, HOSKIN & HARCOURT LLP
TransCanada Tower
2500, 450 – 1ˢᵗ Street S.W.
Calgary, Alberta, T2P 5H1
Telephone: (403) 260 - 7000
Facsimile: (403) 260 - 7024
Attention: Colin Feasby
File No.   1145716

DATE ON WHICH ORDER WAS PRONOUNCED: **NOVEMBER 8, 2013**

NAME OF JUDGE WHO MADE THIS ORDER: **JUSTICE G.C. HAWCO**

UPON the Originating Application (the "**Application**") of Angle Energy Inc. ("**Angle**") pursuant to Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "**ABCA**");

AND UPON reading the Affidavit of Heather Christie-Burns, President and Chief Operating Officer of Angle, sworn on November 8, 2013 (the "**Affidavit**") and the documents referred to therein;

AND UPON hearing counsel for Angle and counsel for Bellatrix Exploration Ltd. ("**Bellatrix**");

AND UPON being advised that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been served with notice of this Application as required by Section 193(8) of the ABCA and that the Executive Director neither consents to nor opposes this Application;

IT IS HEREBY ORDERED AND DECLARED THAT:

Definitions

FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the joint management information circular of Angle and Bellatrix (the "**Information Circular**"), which is attached as Exhibit "A" to the Affidavit; and

(b) all references to "Arrangement" used herein mean the Plan of Arrangement as described in the Affidavit and in the form attached as Schedule "A" to the Arrangement Agreement, which is attached as Appendix D to the Information Circular .

The Angle Shareholder Meeting

1. The Angle Shareholder Meeting shall be a special meeting of holders (the "**Angle Shareholders**") of common shares of Angle ("**Angle Shares**").

2.   Angle, without additional notice to Angle Shareholders, is authorized and directed to call, hold and conduct the Angle Shareholder Meeting in accordance with the notice of special meeting to Angle Shareholders ("**Notice of Angle Shareholder Meeting**"), the ABCA and applicable securities laws, this order (the "**Order**"), subject to this Order the articles and by-laws of Angle, and the rulings and directions of the Chair of the Angle Shareholder Meeting, and in that connection to submit the Plan of Arrangement and the Angle Shareholder Arrangement Resolution to the Angle Shareholder Meeting for the consideration of Angle Shareholders.

The Angle Debentureholder Meeting

3.   The Angle Debentureholder Meeting shall be a special meeting of holders (the "**Angle Debentureholders**" and together with the Angle Shareholders, the "**Angle Securityholders**") of 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 ("**Angle Debentures**").

4.   Angle, without additional notice to Angle Debentureholders, is authorized and directed to call, hold and conduct the Angle Debentureholder Meeting in accordance with the notice of a special meeting to Angle Debentureholders ("**Notice of Angle Debentureholder Meeting**" and together with the Notice of Angle Shareholder Meeting, the "**Angle Notices**"), this Order, applicable securities laws, subject to this Order the Angle Debenture Indenture, and the rulings and directions of the Chair of the Angle Debentureholder Meeting, and in that connection to submit the Plan of Arrangement and the Angle Debentureholder Arrangement Resolution to the Angle Debentureholder Meeting for the consideration of Angle Debentureholders.

Amendments

5.   Subject to the Plan of Arrangement, Angle, without additional notice to Angle Securityholders, is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine to be necessary or desirable, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Angle Shareholder Meeting and the Angle Debentureholder Meeting, respectively, and the subject of the Angle Shareholder

Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as applicable.

Record Date for Notice

6.   The record date (the "**Record Date**") for determination of each of the Angle Shareholders and Angle Debentureholders entitled to receive, as applicable, the Angle Securityholder Meeting Materials (as defined below) and to vote at the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as applicable, shall be the close of business on November 5, 2013.

7.   Angle Shareholders whose names have been entered in the register of holders of Angle Shares, on the close of business on the Record Date shall be entitled to receive notice of and to vote at the Angle Shareholder Meeting, provided that, to the extent an Angle Shareholder transfers the ownership of any Angle Shares after such date and the transferee of those Angle Shares establishes ownership of such Angle Shares and demands, not later than ten days before the Angle Shareholder Meeting, to be included in the list of Angle Shareholders eligible to vote at the Angle Shareholder Meeting, such transferee will be entitled to vote those Angle Shares at the Angle Shareholder Meeting.

8.   Only Angle Debentureholders whose names have been entered in the register of holders of Angle Debentures, on the close of business on the Record Date shall be entitled to receive notice of and to vote at the Angle Debentureholder Meeting.

Notices of Angle Meetings

9.   Angle shall give notice of the Angle Meetings, as the case may be, in the form of the Notice of Angle Shareholder Meeting or the Notice of Angle Debentureholder Meeting, as applicable. The Angle Notices shall be given, by one of the methods set out in paragraph 12 of this Order, not later than 21 days prior to the date established for the Angle Meetings, as the case may be, in the Angle Notices, as applicable.

The Information Circular

10. Angle is authorized and directed to send the Angle Securityholder Meeting Materials to Angle Shareholders and Angle Debentureholders. The Angle Securityholder Meeting Materials shall be distributed or made available in accordance with paragraph 12 of this Order.

Solicitation of Proxies

11. Angle is authorized to use the applicable forms of proxy enclosed with the Information Circular (subject to its ability to insert dates and other relevant information in the final form of such proxies) for the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as applicable. Angle is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and such solicitation may be by mail or such other forms of personal and electronic communication as it may determine.

Method of Dissemination

12. The Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with amendments thereto as Angle or its counsel may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order) together with the applicable Angle Notices, the Notice of Originating Application, applicable form of proxies, Shareholder Letter of Transmittal and Election Form or Debentureholder Letter of Transmittal, any other communication(s) and/or documents relating to the Angle Shareholder Meeting or the Angle Debentureholder Meeting, as the case may be, as determined by Angle (including a copy of this Order) (collectively, the "**Angle Securityholder Meeting Materials**") shall be disseminated, distributed, sent, served upon and given to Angle Securityholders, as applicable, and such other persons listed below, in one or more of the following methods:

(a) in the case of registered Angle Securityholders, by prepaid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at the address of the Angle Securityholders recorded on the registers of Angle

Securityholders on the Record Date, at least 21 days prior to the Angle Meetings, as applicable;

(b)   in the case of non-registered Angle Securityholders, in accordance with the provisions of National Instrument 54-101 – *Communication With Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators;

(c)   in the case of the trustee under the Angle Debenture Indenture, by email, facsimile, prepaid first class or ordinary mail, by courier or by delivery in person, addressed to the trustee, at least 21 days prior to the Angle Debentureholder Meeting;

(d)   in the case of the directors and auditors of Angle, by email, facsimile, prepaid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, at least 21 days prior to the Angle Meetings, as applicable; and

(e)   in the case of the Executive Director, by email, facsimile, by courier or by delivery in person, addressed to the Executive Director prior to the date of the Angle Meetings, as applicable, unless otherwise advised by the Executive Director.

In calculating the 21-day period referred to in subparagraphs (a), (c) and (d) above, the date of mailing shall be included and the date of the Meeting shall be excluded.

13.   Notice of any amendments, updates or supplements to any of the Angle Securityholder Meeting Materials, if necessary to be communicated to the Angle Shareholders or the Angle Debentureholders, as applicable, may be communicated to Angle Securityholders by press release, newspaper advertisement or by notice to such Angle Securityholders by one of the methods specified in paragraph 12 of this Order or such other methods, as determined to be the most appropriate method of communication in the circumstances by the Angle Board and provided such press release, newspaper advertisement or other

notice describes any amendments, updates or supplements, including any material change or material fact in the information contained in the Angle Securityholder Meeting Materials, Angle shall not be required to deliver an amendment to the Angle Securityholder Meeting Materials or otherwise give notice to Angle Securityholders of the applicable amendment, update, supplement or material change or material fact nor shall Angle be required to adjourn or postpone the Angle Shareholder Meeting or the Angle Debentureholder Meeting.

14.   The accidental failure or omission to give notice of the Meetings or amendments to any one or more Angle Securityholders or any other person, or any failure or omission to give notice as a result of events beyond the reasonable control of Angle (including, without limitation, any inability to utilize postal services or transmission interruptions), shall not constitute a breach of this Order or a defect in the calling of the Angle Meetings and shall not invalidate any resolutions passed or proceedings taken at the Angle Meetings.

Chair

15.   The Chair of the Angle Meetings shall be, in the case of the Angle Shareholder Meeting, the person designated in the by-laws of Angle or, in the case of the Angle Debentureholder Meeting, the person designated in the Angle Debenture Indenture, or in each case if so determined by the Angle Board, a member of the Angle Board present at the Angle Shareholder Meeting or the Angle Debentureholder Meeting and selected for such purpose by the Angle Board. The duties and authorities of the Chair shall include all aspects of the conduct of the Angle Shareholder Meeting and the Angle Debentureholder Meeting.

Scrutineer

16.   Subject to its agreement, the scrutineer for each of the Angle Shareholder Meeting and the Angle Debentureholder Meeting (the "**Scrutineer**") shall be Valiant Trust Company (acting through its representatives for that purpose) or such other person as determined by the Angle Board. The duties of the Scrutineer shall be, *inter alia*, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Angle Meetings. The duties of the Scrutineer shall extend to:

(a)   invigilating and reporting to the Chair on the deposit and validity of proxies;

(b)   reporting to the Chair on the quorum of the Angle Meetings;

(c)   reporting to the Chair on any polls taken or ballots cast at the Angle Meetings; and

(d)   providing to Angle and to the Chair and to the Secretary of the Angle Meetings (described below) written reports on matters related to their duties.

Secretary

17.   The Secretary for the Angle Meetings shall be the Corporate Secretary of Angle, or in such officer's absence, a person (who need not be an officer or employee of Angle) selected for that purpose by the Chair of the Angle Meetings, provided that the Secretary shall be entitled to retain others to assist in the performance of his or her duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Angle Meetings.

Deposit of Proxies

18.   Proxies, properly executed and completed in accordance with the instructions thereon, must be deposited with the Scrutineer at the office of the Scrutineer designated in the Notice of Angle Shareholder Meeting or Notice of Angle Debentureholder Meeting, as applicable, or with persons appointed by the Scrutineer for those purposes, at least forty-eight hours (excluding Saturdays, Sundays, and statutory holidays in Alberta) prior to the time fixed for the Angle Meetings, as the case may be.

19.   The Chair is authorized to, but need not, accept any form of proxy other than the forms prescribed herein which are reasonably believed by the Chair to be in a lawful form, to be genuine, and to indicate the voting intention of the Angle Securityholders or their proxies.

Revocation of Proxies

20.   An Angle Securityholder giving a proxy may revoke the proxy: (a) by instrument in writing executed by the Angle Securityholder or by his or her attorney authorized in writing, or if the Angle Securityholder is a corporation, under its corporate seal by an officer or attorney thereof, duly authorized, indicating the capacity under which such officer or attorney is signing, and deposited with Valiant Trust Company, the transfer agent of the Corporation or the trustee under the Angle Debenture Indenture, in each case acting as Scrutineer at the office of such transfer agent or trustee designated in the Notice of Angle Shareholder Meeting or Notice of Angle Debentureholder Meeting, as the case may be, and the Information Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Angle Meetings (or any adjournment or postponement thereof) or with the Chair on the day of the Angle Shareholder Meeting or the Debenture Meeting, as the case may be (or adjournment of postponement thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; or (c) as permitted by law.

21.   The Chair shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a)   has been properly executed;

(b)   has been properly delivered;

(c)   is genuine; and/or

(d)   indicates the intention of the Angle Securityholder submitting the same.

22.   Any ruling of the Chair shall be final and determinative, provided that: (a) the Chair shall be required to report to Angle the ruling thereon, and (b) any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

23.   The Chair may waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that (s)he instructs the Scrutineer prior to the last time at which any proxy or revocation is to be used.

Quorum and Voting at the Angle Shareholder Meeting

24.   The quorum required at the Angle Shareholder Meeting will be two Angle Shareholders present in person, or represented by proxy, at the opening of the Angle Shareholder Meeting, and holding or representing not less than one-twentieth of the Angle Shares entitled to be voted at the Angle Shareholder Meeting, provided that if a quorum is not so present within 30 minutes of the appointed time of the Angle Shareholder Meeting, the Angle Shareholder Meeting shall stand adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place. Notice of any such adjournment shall be given by press release, newspaper advertisement or mail, as determined by the Angle Board, which notice shall be sufficient for all purposes hereunder.

25.   The votes required to approve the Angle Shareholder Arrangement Resolution will be as follows:

(a)   at least 66⅔% of the votes cast by Angle Shareholders present in person or by proxy at the Angle Shareholder Meeting (not counting for these purposes abstentions, spoiled votes, illegible votes and/or defective votes); and

(b)   a majority of the votes cast by Angle Shareholders present in person or represented by proxy at the Angle Shareholder Meeting after excluding the votes cast in respect of the Angle Shares held by those persons whose votes may not be included in determining minority approval of a business combination pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("**MI 61-101**").

26. Each Angle Share entitled to be voted at the Angle Shareholder Meeting will entitle the holder to one vote at the Angle Shareholder Meeting on a ballot in respect of the Angle Shareholder Arrangement Resolution.

Quorum and Voting at the Angle Debentureholder Meeting

27. The quorum required at the Angle Debentureholder Meeting will be Angle Debentureholders present in person, or represented by proxy, at the opening of the Angle Debentureholder Meeting, and holding or representing not less than 25% of the aggregate principal amount of Angle Debentures then outstanding, provided that if a quorum is not so present within 30 minutes of the appointed time of the Angle Debentureholder Meeting, the Angle Debentureholder Meeting shall stand adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and if at such adjourned meeting a quorum is not present, the Angle Debentureholders present in person or represented by proxy, shall constitute a quorum for all purposes. Notice of any such adjournment shall be given by press release, newspaper advertisement or mail, as determined by the Angle Board, which notice shall be sufficient for all purposes hereunder.

28. The votes required to approve the Angle Debentureholder Arrangement Resolution will be as follows:

   (a)   at least 66⅔% of the votes cast by Angle Debentureholders present in person or by proxy at the Angle Debentureholder Meeting (not counting for these purposes abstentions, spoiled votes, illegible votes and/or defective votes); and

   (b)   a majority of the votes cast by Angle Debentureholders present in person or represented by proxy at the Angle Debentureholder Meeting after excluding the votes cast in respect of the Angle Debentures held by those persons whose votes may not be included in determining minority approval of a business combination pursuant to MI 61-101. Each $1,000 principal amount of Angle Debentures entitled to be voted at the Angle Debentureholder Meeting will entitle the holder to one vote at the Angle Debentureholder Meeting on a ballot in respect of the Angle Debentureholder Arrangement Resolution.

However, approval of the Angle Debentureholders is not a condition to the successful completion of the Arrangement. If the requisite approvals of the Angle Debentureholder Arrangement Resolution by the Angle Debentureholders are not obtained at the Angle Debentureholder Meeting or the Angle Debentures are not acquired by Bellatrix pursuant to the Arrangement, then:

(a)   the Angle Debentures will be excluded from the Arrangement and will remain outstanding following the Effective Date; and

(b)   no registered Angle Debentureholder who has validly exercised dissent rights pursuant to the Arrangement, shall be entitled to be paid the fair value for its Angle Debentures, as applicable under paragraph 40 below.

Permitted Attendees

29.   The persons entitled to be present at the Angle Shareholder Meeting or Angle Debentureholder Meeting, as the case may be, are those entitled to be present pursuant to, if applicable, the ABCA, the Angle Debenture Indenture or other applicable statute or the by-laws of Angle, including, or as well as, as the case may be, the following persons:

(a)   the Chair;

(b)   the Angle Shareholders or their proxies at the Angle Shareholder Meeting;

(c)   the Angle Debentureholders or their proxies at the Angle Debentureholder Meeting;

(d)   the directors and officers of Angle;

(e)   the Scrutineer (and its representatives for that purpose);

(f)   the Secretary (and his or her assistants);

(g)   the auditors of Angle;

(h)   the legal and financial advisors of Angle;

(i)   the trustee under the Angle Debenture Indenture;

(j)   representatives of Bellatrix; and

(k)   other persons with the permission of the Chair.

30.   Except for Angle Securityholders or their proxies, as the case may be, who may address the Angle Meetings, as the case may be, as of right, the Chair shall be entitled to determine which other persons may address the Angle Meetings, as applicable.

Angle Securityholder Dissent Rights

31.   The registered holders of Angle Shares are accorded the right of dissent under Section 191 of the ABCA with respect to the Angle Shareholder Arrangement Resolution, as modified by the terms of this Order and the Plan of Arrangement.

32.   The registered holders of Angle Debentures are accorded the right of dissent under Section 191 of the ABCA with respect to the Angle Debentureholder Arrangement Resolution, as modified by the terms of this Order and the Arrangement. For the purposes of the Arrangement and in respect of dissent rights for the Angle Debentureholders, all references in Section 191 of the ABCA to shares or shareholder shall be deemed to refer to debentures and debentureholder.

33.   In order for an Angle Securityholder, as applicable, to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)   dissenting Angle Shareholders or Angle Debentureholders shall, despite subsection 191(5) of the ABCA, deliver a written objection so that it is received by Angle's counsel, Osler, Hoskin & Harcourt LLP, attention: Colin Feasby, Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta, no later than 5:00 p.m. (Calgary time) on December 5, 2013 or the third business day immediately preceding the date of any adjourned Angle Shareholder Meeting or Angle Debentureholder Meeting, as the case may be;

(b)   dissenting Angle Shareholders or Angle Debentureholders shall not have voted his, her or its Angle Shares or Angle Debentures, as the case may be, at the applicable Angle Meeting, either by proxy or in person, in favour of the Angle Shareholder Arrangement Resolution or the Angle Debentureholder Arrangement Resolution, respectively;

(c)   a vote against the Angle Shareholder Arrangement Resolution or the Angle Debentureholder Arrangement Resolution, as the case may be or an abstention shall not constitute the written objection required under subparagraph (a);

(d)   a dissenting Angle Shareholder or Angle Debentureholder may not exercise rights of dissent in respect of only a portion of such dissenting Angle Securityholder's Angle Shares or Angle Debentures, as applicable, but may dissent only with respect to all of the Angle Shares or Angle Debentures, respectively, held by such person; and

(e)   the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Order.

34.   Subject to further order of this Court, the rights available to the Angle Shareholders under the ABCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the Angle Shareholders with respect to the Arrangement.

35.   Subject to further order of this Court, the rights available to the Angle Debentureholders under the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the Angle Debentureholders with respect to the Arrangement.

36.   No registered Angle Debentureholder who has validly exercised dissent rights shall be entitled to be paid the fair value for its Angle Debentures in the event that the requisite Angle Debentureholder approvals as set forth in paragraph 28 are not obtained at the Angle Debentureholder Meeting or the Angle Debentures are not arranged pursuant to the Arrangement.

37. Notice to the Angle Shareholders of their right of dissent with respect to the Angle Shareholder Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Angle Shares, shall be given by including information with respect to these rights in the Information Circular to be sent to Angle Shareholders in accordance with this Order.

38. Notice to the Angle Debentureholders of their right of dissent with respect to the Angle Debentureholder Arrangement Resolution and to receive, subject to the Arrangement, the fair value of their Angle Debentures, shall be given by including information with respect to these rights in the Information Circular to be sent to Angle Debentureholders in accordance with this Order.

39. Bellatrix shall make all fair value payments net of all withholding or other taxes to dissenting Angle Shareholders for their Angle Shares pursuant to Section 191 of the ABCA.

40. Bellatrix shall make all fair value payments net of all withholding or other taxes to dissenting Angle Debentureholders for their Angle Debentures pursuant to Section 191 of the ABCA.

Variance

41. Angle is entitled at any time to seek leave to vary this Order.

Service of Notice of Approval Hearing

42. The persons entitled to be served with or given notice of any further proceedings herein, including any hearing to sanction and approve the Plan of Arrangement, and to appear and to be heard thereat, shall be persons who have delivered a notice of intention to appear ("**Notice of Intention to Appear**") in accordance with the notice provisions set out in paragraph 47 below.

43. Delivery of a copy of this Order and the Notice of Originating Application in the Information Circular in the manner prescribed herein shall constitute good and sufficient service and notice of the hearing to approve the Plan of Arrangement.

44.   Upon compliance with the terms of this Order, no further or other notice of the hearing to approve the Arrangement shall be required.

Final Application

45.   In the event that Angle Debentureholders do not approve the Angle Debenture Arrangement Resolution by the requisite approvals as set forth in paragraph 28 or rights of dissent have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding and Bellatrix elects, in its sole discretion, not to proceed with the purchase of the Angle Debentures pursuant to the Arrangement, the Angle Debentures shall be excluded from the Arrangement without any further action or notice to Angle Debentureholders and the Arrangement shall proceed without the acquisition of all of the Angle Debentures by Bellatrix thereunder.

46.   Subject to further order of this Court and provided that Angle Shareholders have approved the Angle Shareholder Arrangement Resolution and the common shareholders of Bellatrix have approved the Bellatrix Share Issuance Resolution and the directors of Angle have not determined not to proceed with the Arrangement, Angle may proceed with an application for approval of the Arrangement and the Final Order on December 10, 2013 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Court House Centre, 601 – 5th Street S.W., Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate in respect of the Arrangement, Angle, Bellatrix, ARI, AEP and all Angle Shareholders, and if applicable, Angle Debentureholders and all other affected persons will be bound by the Arrangement in accordance with its terms.

Interested Persons

47.   Any Angle Shareholder, Angle Debentureholder (if applicable) or any other interested person desiring to support or oppose, or make submissions at, the application for the Final Order is required to file with this Court and serve on Angle, by service on Angle's counsel so that it is received on or before 5:00 p.m. (Calgary time) on December 5, 2013, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out such Angle Shareholder's, Angle Debentureholder's (if

applicable), or other interested person's address for service and indicating whether such Angle Shareholder, Angle Debentureholder (if applicable), or interested person intends to support or oppose the application or make submissions thereat, together with any evidence or materials which are to be presented to this Court, such service to Angle's counsel to be effected by delivery to the address set forth below:

> Osler, Hoskin & Harcourt LLP
> Suite 2500, 450 – 1st Street S.W.
> Calgary, AB T2P 5H1
>
> Attention: Colin Feasby

48.   If the application for the Final Order is adjourned, only those Angle Shareholders, Angle Debentureholders (if applicable), or persons who have filed a Notice of Intention to Appear in accordance with the terms of this Order shall be served with notice of the adjourned date.

Precedence

49.   To the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the Angle Shares, Angle Debentures or to which the Angle Shares or Angle Debentures are collateral, or to the articles and/or by-laws of Angle or the Angle Debenture Indenture, this Order shall govern.

"G. C. Hawco"
_____
J.C.C.Q.B.A.

APPENDIX F

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1)   Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)   amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)   amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)   amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)   amalgamate with another corporation, otherwise than under section 184 or 187,

(d)   be continued under the laws of another jurisdiction under section 189, or

(e)   sell, lease or exchange all or substantially all its property under section 190.

(2)   A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)   In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)   A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)   A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)   at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)   if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)   An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)   by the corporation, or

(b)   by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)   If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)   Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

    (a)   at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

    (b)   within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)   Every offer made under subsection (7) shall

    (a)   be made on the same terms, and

    (b)   contain or be accompanied with a statement showing how the fair value was determined.

(10)   A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)   A dissenting shareholder

    (a)   is not required to give security for costs in respect of an application under subsection (6), and

    (b)   except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)   In connection with an application under subsection (6), the Court may give directions for

    (a)   joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

    (b)   the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the *Alberta Rules of Court*,

    (c)   the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

    (d)   the deposit of the share certificates with the Court or with the corporation or its transfer agent,

    (e)   the appointment and payment of independent appraisers, and the procedures to be followed by them,

    (f)   the service of documents, and

    (g)   the burden of proof on the parties.

(13)   On an application under subsection (6), the Court shall make an order

(a)   fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)   giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)   fixing the time within which the corporation must pay that amount to a shareholder, and

(d)   fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)   On

(a)   the action approved by the resolution from which the shareholder dissents becoming effective,

(b)   the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)   the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

(15)   Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)   Until one of the events mentioned in subsection (14) occurs,

(a)   the shareholder may withdraw the shareholder's dissent, or

(b)   the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)   The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)   If subsection (20) applies, the corporation shall, within 10 days after

(a)   the pronouncement of an order under subsection (13), or

(b)   the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)   Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation

is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)   A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

    (a)   the corporation is or would after the payment be unable to pay its liabilities as they become due, or

    (b)   the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

APPENDIX G

ANGLE FAIRNESS OPINION

FirstEnergy
CAPITAL

October 15, 2013

The Board of Directors of
Angle Energy Inc.
700, 324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

To the Board of Directors of Angle Energy Inc.:

We understand that Angle Energy Inc. ("Angle") has entered into an arrangement agreement with Bellatrix Exploration Ltd. ("Bellatrix") dated October 15, 2013 ("Arrangement Agreement"), whereby the following transactions will occur in accordance with a plan of arrangement under the *Business Corporations Act* (Alberta) (the "Arrangement"):

(a) holders (the "Angle Shareholders") of common shares of Angle (other than dissenting Angle Shareholders) will receive, for each Angle Share held either: (i) $3.85 in cash or (ii) 0.4734 of a Bellatrix common share ("Bellatrix Shares"), subject to certain pro-rationing provisions in accordance with the Arrangement and subject to a total cash amount payable of $69,701,110; and

(b) holders ("Angle Debentureholders" and together with Angle Shareholders, the "Angle Securityholders") of the issued and outstanding 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "Angle Debentures") (other than Angle Debentures held by dissenting holders of Angle Debentures) will receive a cash payment equal to $1,040 for each $1,000 principal amount of outstanding Angle Debentures, plus all accrued but unpaid interest payable thereon up to (but excluding) the effective date of the Arrangement.

Completion of the Arrangement is subject to a number of conditions which must either be satisfied or waived including, among others:

(i) the approval of not less than 66⅔% of the votes cast by Angle Shareholders, at the special meeting of Angle Shareholders to be held in Calgary, Alberta on December 10, 2013 (the "Angle Shareholder Meeting") to permit Angle Shareholders to consider and, if deemed advisable, approve the Arrangement;

ALWAYS ENERGY firstenergy.com
G-2
FirstEnergy Capital Corp. Suite 1100, 311 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3H2 | +1.403.262.0600
CANADA'S BEST MANAGED COMPANIES

(ii)   approval of not less than a majority of the votes cast by Angle Shareholders excluding votes required to be excluded by Multilateral Instrument 61-101;

(iii)   approval of not less than a majority of the votes cast by the shareholders of Bellatrix, present in person or by proxy at a meeting of such shareholders;

(iv)   the granting of the final order of the Court of Queen's Bench of Alberta in respect of the Arrangement; and

(v)   receipt of all other regulatory, stock exchange and third party approvals.

We understand that directors and officers of Angle and certain shareholders of Angle, representing approximately 8.5% of the outstanding Angle Shares, have entered into voting support agreements pursuant to which they have agreed to, among other things, vote their Angle Shares in favour of the Arrangement.

Angle Debentureholder approval will also be sought at a special meeting of Angle Debentureholders ("Angle Debentureholder Meeting" and together with Angle Shareholder Meeting, "Angle Meetings") to allow the Angle Debentureholders to participate in the Arrangement in the manner described above. Participation in the Arrangement by the Angle Debentureholders will require the approval of:

(i)   not less than 66⅔% of the votes cast by Angle Debentureholders, at the Angle Debentureholder Meeting to be held in Calgary, Alberta on December 10, 2013 to permit Angle Debentureholders to consider and, if deemed advisable, approve the Arrangement;

(ii)   not less than a majority of the votes cast by Angle Debentureholders excluding votes required to be excluded by Multilateral Instrument 61-101;

However, Angle Debentureholder approval is not a condition to the completion of the Arrangement. We further understand that if the approval of the Angle Debentureholders is not obtained and in certain other circumstances, the Angle Debentures will be excluded from the Arrangement.

The terms and conditions of the Arrangement are more fully described in the Arrangement Agreement and will be summarized in a joint information circular of Angle and Bellatrix (the "Proxy Circular"), to be dated on or about November 8, 2013 and mailed to Angle Securityholders and Bellatrix Shareholders in respect of the Angle Meetings and the Bellatrix Shareholder meeting, respectively. This Opinion will be appended to such Proxy Circular.

FirstEnergy's Engagement

The Board of Directors of Angle (the "Board") formally retained FirstEnergy Capital Corp. ("FirstEnergy") pursuant to an engagement agreement dated March 8, 2013 to provide the Board with, among other things, financial advice in connection with Angle's strategic alternatives process, including the

Arrangement and to provide our opinion ("Opinion") as to the fairness, from a financial point of view, of the consideration to be received by the Angle Securityholders pursuant to the Arrangement (the "Engagement"). In consideration for our services, including the Opinion, FirstEnergy is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by Angle under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Angle, Bellatrix, or any of Angle's or Bellatrix's assets or liabilities and the Opinion should not be construed as such.

FirstEnergy consents to the inclusion of the Opinion in its entirety and a summary thereof in the Proxy Circular and to the filing thereof, as necessary, by Angle and/or Bellatrix with the Toronto Stock Exchange and the securities commissions or similar regulatory authorities in each province of Canada.

Credentials of FirstEnergy

FirstEnergy is a registered investment dealer focusing on Canadian and international companies participating in oil and gas exploration, production and services, energy transportation, electricity generation and energy technologies. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, oil and gas property acquisition and divestiture services, equity sales, research and trading services to companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture, and valuation matters.

Independence of FirstEnergy

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)), or a related entity of Angle or Bellatrix or any of their respective associates or affiliates. FirstEnergy is not acting as an advisor to Angle or Bellatrix or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Angle as outlined herein.

FirstEnergy, or its affiliates or associates, act as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had as of the date hereof or in the past, or in the future have positions in the securities of Angle and Bellatrix, and from time to time, may have executed or may execute transactions on behalf of Angle, Bellatrix or other clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to Angle and Bellatrix.

Scope of Review

In connection with rendering this Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a) the fully executed Letter of Intent from Bellatrix to Angle dated October 1, 2013;

ALWAYS ENERGY
firstenergy.com

G-4
FirstEnergy Capital Corp. Suite 1100, 311 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3H2 | +1.403.262.0600

b) the Arrangement Agreement and Plan of Arrangement between Bellatrix and Angle dated October 15, 2013;

c) the form of Support Agreements for each of Angle and Bellatrix dated October 15, 2013 attached as a schedule to the Arrangement Agreement;

d) the form of Non‐Solicitation Agreement for Angle attached as a schedule to the Arrangement Agreement;

e) Angle's audited annual consolidated comparative financial statements as at and for the fiscal year ended December 31, 2012,and associated management's discussion and analysis;

f) the Angle Annual Information Form for the fiscal year ended December 31, 2012 dated March 28, 2013;

g) the Management Information Circular of Angle dated April 29, 2013 in connection with the annual meeting of Angle Shareholders held May 29, 2013;

h) the unaudited quarterly consolidated financial statements and associated management's discussion and analysis of Angle for the quarters ended March 31, 2013 and June 30, 2013;

i) Angle's independent reserve report effective December 31, 2012, prepared by GLJ Petroleum Consultants Ltd. dated March 8, 2013;

j) Angle's independent land evaluation report effective December 31, 2012, prepared by Seaton‐Jordon & Associates Ltd. dated January 11, 2013;

k) due diligence responses by senior management of Angle;

l) Bellatrix's audited annual consolidated comparative financial statements as at and for the fiscal year ended December 31, 2012 and associated management's discussion and analysis;

m) the Bellatrix Annual Information Form for the fiscal year ended December 31, 2012 dated March 15, 2013;

n) the Management Information Circular of Bellatrix dated April 19, 2013 in connection with the annual meeting of Bellatrix Shareholders held on May 22, 2013;

o) the unaudited quarterly consolidated financial statements and associated management's discussion and analysis of Bellatrix for the quarters ended March 31, 2013 and June 30, 2013;

p) Bellatrix's independent reserve report as at December 31, 2012, prepared by Sproule Associates Limited dated March 5, 2013;

q) due diligence responses by senior management of Bellatrix and Bellatrix's independent reserve engineers;

ALWAYS ENERGY

firstenergy.com

G-5

FirstEnergy Capital Corp. Suite 1100, 311 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3H2 | +1.403.262.0600

r) the joint venture agreement dated June 26, 2013 and subsequent amendment dated September 9, 2013 between Bellatrix and Grafton Energy Co I Ltd.;

s) the joint venture agreement between Bellatrix and Daewoo International Corporation/Devonian Natural Resources Private Equity Fund Ltd. dated September 3, 2013;

t) the joint venture agreement between Bellatrix and TCA Energy Ltd. dated October 15, 2013;

u) certain internal financial information, financial and operational projections of Angle and Bellatrix as provided by Angle and Bellatrix management;

v) data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

w) other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.

We have not, to the best of our knowledge, been denied access by Angle or Bellatrix to any information requested by us.

The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuation and Fairness Opinions of the Investment Industry Regulatory Organization of Canada but that organization was not involved in the preparation of the Opinion.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Angle and Bellatrix, or provided to us by Angle and Bellatrix and their affiliates or advisors or otherwise pursuant to our Engagement and this Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior officers of Angle have represented to us, in certificates delivered as at the date hereof, amongst other things, that the historical and current information, data, opinions and other materials (the "Information") provided to us on behalf of Angle, by its authorized representatives are, to the best of their knowledge taken as a whole, complete and correct in all material respects at the date the Information was prepared and that since the date of the Information, except as reflected in Information of more recent date, there has been no adverse material change, financial or otherwise, in the position of Angle, or in its assets, liabilities (contingent or otherwise), business or operations (taken as a whole) and there has been no change in any material fact which is of a nature as to render the Information untrue, or misleading in any material respect in light of the circumstances under which the Information was provided.

This Opinion is rendered taking into consideration securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and

ALWAYS ENERGY   firstenergy.com

G-6

FirstEnergy Capital Corp. Suite 1100, 311 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3H2 | +1.403.262.0600

otherwise, of Angle as they were reflected in the Information reviewed by us and as they were represented to us in our discussions with management of Angle. In addition, we considered the financial condition and prospects of Bellatrix as they are reflected in the information and documents reviewed by us. In rendering this Opinion, we have assumed that there are no undisclosed material facts relating to Angle and/or Bellatrix or their businesses, operations or capital. Any changes therein may affect this Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update this Opinion after the date hereof.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of FirstEnergy or any party involved in the Arrangement. We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Arrangement will be completed substantially in accordance with its terms and all applicable laws and that the Proxy Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

This Opinion is not intended to be and does not constitute a recommendation to any Angle Securityholder to vote his/her/its Angle Shares or Angle Debentures in favour of the Arrangement at the Angle Meetings. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes.

ALWAYS ENERGY   firstenergy.com

G-7
FirstEnergy Capital Corp. Suite 1100, 311 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3H2 | +1.403.262.0600

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that the consideration to be received by the Angle Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Angle Securityholders.

This Opinion may be relied upon by the Board for the purposes of considering the Arrangement and its recommendation to Angle Securityholders with respect to the Arrangement, but may not be used or relied upon by any other person without our express prior written consent, except as otherwise provided herein.

Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.

Yours very truly,

(Signed) *"FirstEnergy Capital Corp."*

FirstEnergy Capital Corp.

ALWAYS ENERGY

firstenergy.com

G-8

FirstEnergy Capital Corp. Suite 1100, 311 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3H2 | +1.403.262.0600

BEST MANAGED COMPANIES

APPENDIX H

BELLATRIX FAIRNESS OPINIONS

October 15, 2013

Board of Directors
Bellatrix Exploration Ltd.
1920, 800 5th Avenue S.W.
Calgary, Alberta
T2P 3T6

To the Board of Directors:

AltaCorp Capital Inc. ("AltaCorp") understands that Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") has entered into an arrangement agreement dated October 15, 2013 (the "Arrangement Agreement") with Angle Energy Inc. ("Angle") pursuant to which Bellatrix has agreed to acquire all of the issued and outstanding common shares of Angle (the "Angle Common Shares") and all of the 5.75% convertible unsecured subordinated debentures of Angle (the "Angle Debentures") by way of a court approved plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, holders of Angle Common Shares ("Angle Shareholders") will receive consideration (the "Consideration"), at their election, of either i) $3.85 in cash per Angle Common Share (subject to a cash component of no more or less than $69,701,110 and thus subject to prorating) or ii) 0.4734 of a Bellatrix common share ("Bellatrix Common Share") per Angle Common Share (the "Transaction"). Pursuant to the Arrangement, holders of the Angle Debentures (other than Angle Debentures held by dissenting holders of Angle Debentures) will receive a cash payment equal to $1,040 for each $1,000 principal amount of outstanding Angle Debentures plus accrued and unpaid interest payable thereon up to (but excluding) the effective date of the Arrangement. Completion of the Arrangement is not, however, subject to approval of holders of Angle Debentures to the Arrangement and if the Arrangement is not approved by holders of Angle Debentures and in certain other circumstances, the Angle Debentures will not participate in the Arrangement. The above description is summary in nature and the specific terms and conditions of the Transaction are more fully described in the Arrangement Agreement and will be described in a joint management information circular of Bellatrix and Angle to be mailed to holders of holders of Bellatrix Common Shares (the "Bellatrix Shareholders") and Angle Shareholders in connection with the Arrangement (the "Circular").

While the Arrangement itself does not require the approval of Bellatrix Shareholders, the rules of the Toronto Stock Exchange provide that a listed issuer must obtain approval of its shareholders for any transaction pursuant to which the issuer will be required to issue in excess of 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. As Bellatrix will be required to issue in excess of 25% of the number of Bellatrix Common Shares currently outstanding pursuant to and as a result of the Arrangement, Bellatrix Shareholders are being asked to consider and vote upon the Arrangement, among other matters, at the special meeting of Bellatrix Shareholders (the "Bellatrix Meeting").

The board of directors of Bellatrix (the "Board") has retained AltaCorp to provide advice and assistance to it in, among other things, evaluating the Transaction, including the preparation and delivery to the Board of AltaCorp's opinion as to the fairness, from a financial point of view, of the Consideration payable to the Angle Shareholders pursuant to the Arrangement (this "Fairness Opinion"). AltaCorp has

1100, 888 3RD STREET SW, CALGARY AB CANADA T2P 5C5
MAIN: 403 539 8600 FAX: 403 539 8575 WWW.ALTACORPCAPITAL.COM



not been engaged to prepare, and have not prepared, a valuation or appraisal of Bellatrix, Angle, or any of Bellatrix's or Angle's assets or liabilities and the Fairness Opinion should not be construed as such.

ENGAGEMENT OF ALTACORP BY BELLATRIX

AltaCorp was engaged by Bellatrix pursuant to an engagement agreement (the "Engagement Agreement") dated September 10, 2013. The terms of the Engagement Agreement provide that AltaCorp will receive a fee for its services and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, Bellatrix has agreed to indemnify AltaCorp, in certain circumstances, against certain expenses, losses, damages and liabilities incurred in connection with the provision of its services.

On October 15, 2013, at the request of the Board, AltaCorp orally delivered its fairness opinion based on the scope of review and subject to the assumptions and limitations set out herein. This Fairness Opinion provides the same opinion, in writing, as of October 15, 2013. Subject to the terms of the Engagement Agreement, AltaCorp consents to the inclusion of the Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to AltaCorp, and to this filing thereof by Bellatrix with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF ALTACORP

AltaCorp is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity sales and trading, and investment research. AltaCorp and its senior investment banking professionals have participated in a significant number of transactions involving public and private companies and have extensive experience in preparing valuations and fairness opinions.

This Fairness Opinion is the opinion of AltaCorp and its form and content have been approved by a committee of senior investment banking professionals of AltaCorp, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

INDEPENDENCE OF ALTACORP

Neither AltaCorp, nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Bellatrix, Angle, or any of their respective associates or affiliates (collectively, the "Interested Parties"). Neither AltaCorp nor any of its affiliates or associates is an advisor to any Interested Party in respect to the Transaction other than to the Board pursuant to the Engagement Agreement.

ATB Financial ("ATB") is a minority shareholder of AltaCorp. ATB is an affiliate of Alberta Treasury Branches which is a provincially regulated financial institution and is also a lender to Bellatrix. Bellatrix is (and may be from time to time) indebted to Alberta Treasury Branches pursuant to its credit facility.

Other than as set forth above, there are no understandings or agreements between AltaCorp and any of the Interested Parties with respect to future financial advisory or investment banking business. AltaCorp may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Bellatrix or any other Interested Party. In addition, AltaCorp has, and may in the future have, other normal course financial dealings with one or more of the Interested Parties.

2

AltaCorp acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more of the Interested Parties or other clients for which it may have received or may receive compensation. As an investment dealer, AltaCorp conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Transaction, or any of the Interested Parties.

SCOPE OF REVIEW

In connection with this Fairness Opinion, AltaCorp reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. the Arrangement Agreement dated October 15, 2013;
2. the form of Bellatrix Support Agreement and Angle Support Agreement attached as schedules to the Arrangement Agreement;
3. the Plan of Arrangement, attached as schedule A to the Arrangement Agreement;
4. audited annual consolidated financial statements and management's discussion and analysis of Angle and Bellatrix as at and for the years ended December 31, 2012 and 2011;
5. unaudited interim financial statements and management's discussion and analysis of Angle and Bellatrix as at and for the three and six month period ended June 30, 2013, the three month periods ended March 31, 2013;
6. the annual information form of Angle and Bellatrix for the year ended December 31, 2012 dated March 28, 2013 and March 15, 2013, respectively;
7. notices of annual meeting and information circulars of Angle and Bellatrix for annual meetings of shareholders held on May 22, 2013 and May 29, 2013, respectively;
8. Angle's independent reserve report effective as at December 31, 2012, prepared by GLJ Petroleum Consultants Ltd. dated March 8, 2013;
9. Angle's internally generated updated reserves as at June 30, 2013 based on Mosaic
10. Bellatrix's independent reserve report effective as at December 31, 2012, prepared by Sproule Associates Limited dated March 5, 2013;
11. various internal financial, operating, corporate and other information prepared or provided by management of Angle and Bellatrix;
12. due diligence questions posed to and answered by the management and independent reserve engineers of Bellatrix dated October 10, 2013 and due diligence questions posed to and answered by the management of Angle dated October 14, 2013 in connection with the Arrangement;
13. discussions with senior management and certain members of the Board with respect to the information referred to above and other issues considered relevant;
14. various representations contained in a certificate dated October 15, 2013 from senior officers of each of Bellatrix and Angle as to the completeness and accuracy of the information upon which this Fairness Opinion is based;
15. public information relating to the business, operations, financial performance and securities trading history of Angle, Bellatrix and other selected public companies considered relevant;
16. public information with respect to certain other transactions of a comparable nature considered relevant; and
17. such other corporate, industry, and financial market information, investigations and analyses as AltaCorp considered necessary or appropriate in the circumstances.

3

AltaCorp has not, to the best of its knowledge, been denied access by Bellatrix to any information requested by AltaCorp. AltaCorp did not meet with the auditors of Bellatrix and has assumed the accuracy, completeness and fair presentation of and has relied upon, without independent verification, the audited financial statements of Bellatrix and the reports of the auditors thereon.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of this Fairness Opinion.

ASSUMPTIONS AND LIMITATIONS

With the Board's acknowledgement and agreement as provided for in the Engagement Agreement, AltaCorp relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources, provided to it by or on behalf of Bellatrix, or otherwise obtained by AltaCorp (collectively, the "Information"). This Fairness Opinion is conditional upon the accuracy, completeness and fair presentation of such Information. Subject to the exercise of professional judgment, and except as expressly described herein, AltaCorp has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates of Bellatrix provided to AltaCorp and used in its analyses, AltaCorp notes that projected future results are inherently subject to uncertainty. AltaCorp has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which AltaCorp has been advised are (or were at the time of preparation and continue to be), in the opinion of Bellatrix, reasonable in the circumstances. AltaCorp expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions upon which they are based.

In preparing this Fairness Opinion, AltaCorp has made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to AltaCorp, conditions to the Transaction can and will be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained, without adverse conditions or qualifications, the procedures being followed to implement the Transaction are valid and effective, the Circular will be distributed to Shareholders in accordance with all applicable laws, and the disclosure in the Circular will be accurate, in all material respects, and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of this Fairness Opinion, AltaCorp made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Bellatrix, Angle, or their respective affiliates. Among other things, AltaCorp has assumed the accuracy, completeness and fair presentation of and has relied upon, without independent verification, the financial statements forming part of the Information.

In rendering this Fairness Opinion, AltaCorp expresses no view as to the likelihood that the conditions respecting the Transaction will be satisfied or waived or that the Transaction will be implemented within the time frame indicated in the Circular. AltaCorp has also assumed that all of the representations and warranties contained in the Arrangement Agreement are true and correct as of the date hereof.



This Fairness Opinion has been provided for the use of the Board and is not intended to be, and does not constitute, a recommendation that any Bellatrix Shareholder or Angle Shareholder vote in favour of matters related to the Transaction, or that any holder of securities convertible into Bellatrix Common Shares or Angle Common Shares convert such securities into common shares. Additionally, AltaCorp expresses no opinion with respect to future trading prices of the securities of Angle, or Bellatrix as its successor following the Transaction. This Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to Bellatrix, nor does it address the underlying Bellatrix business decision to enter into the Arrangement Agreement. In considering the fairness, from a financial point of view of the Consideration, AltaCorp considered the Transaction from the perspective of Bellatrix generally and did not consider the specific circumstances of any particular Shareholder, including with regard to income tax considerations. This Fairness Opinion is rendered as of October 15, 2013 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Bellatrix, as they were reflected in the Information provided or otherwise available to AltaCorp. Any changes therein may affect this Fairness Opinion and, although AltaCorp reserves the right to update, change, supplement or withdraw this Fairness Opinion in such event, it disclaims any and all undertaking or obligation to advise any person of any such change that may come to its attention, or to change, supplement or withdraw this Fairness Opinion after such date.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. AltaCorp believes that its analyses must be considered in totality and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together as a whole, could create an incomplete view of the process underlying this Fairness Opinion. Accordingly, this Fairness Opinion should be read in its entirety.

FAIRNESS OPINION CONCLUSION

Based upon and subject to the foregoing, AltaCorp is of the opinion that, as of October 15, 2013, the Consideration to be paid by Bellatrix to the Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix.

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Arrangement and its recommendation to Bellatrix Shareholders with respect to the Arrangement, but may not be used or relied upon by any other person, or for any other purpose, without the express prior written consent of AltaCorp, except as otherwise provided herein.

Yours very truly,

AltaCorp Capital Inc.

ALTACORP CAPITAL INC.

Macquarie Capital Markets Canada Ltd.



2020, 335 – 8th Avenue SW	Telephone	+1 403 218 6650
Calgary, Alberta T2P 1C9	Facsimile	+1 403 539 4365
CANADA	Internet	www.macquarie.com

October 15, 2013

STRICTLY CONFIDENTIAL

The Board of Directors of
Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, AB T2P 3T6

To the Board of Directors of Bellatrix Exploration Ltd. (the "**Bellatrix Board**"):

Introduction

The Macquarie Capital division of Macquarie Capital Markets Canada Ltd., ("**Macquarie Capital**") understands that Bellatrix Exploration Ltd. ("**Bellatrix**") and Angle Energy Inc. ("**Angle**") have entered into an arrangement agreement dated October 15, 2013 (the "**Arrangement Agreement**"), whereby, Bellatrix will directly acquire i) all of the issued and outstanding common shares of Angle, including those shares issued upon the exercise of outstanding stock options to acquire Angle shares and Angle shares issued upon the exercise of outstanding restricted share units (collectively, the "**Angle Shares**"); and ii) the outstanding 5.75% convertible unsecured subordinated debentures of Angle due January 31, 2016 (the "**Angle Debentures**") pursuant to a plan of arrangement under the provisions of the *Business Corporations Act* (Alberta) (the "**Arrangement**").

1   THE ARRANGEMENT

Pursuant to the Arrangement, holders of Angle Shares ("**Angle Shareholders**") may elect, subject to pro-ration provisions (which provisions are further described in the Circular (as defined herein) and provided that the aggregate cash consideration payable to Angle Shareholders is equal to $69,701,110), to receive for each Angle Share held (other than those dissenting Angle Shareholders):

  a) 0.4734 of a common share of Bellatrix ("Bellatrix Share"); or
  b) $3.85 in cash.

Pursuant to the Agreement, holders of the Angle Debentures (other than Angle Debentures held by dissenting holders of Angle Debentures) will receive a cash payment equal to $1,040 for each $1,000 principal amount of outstanding Angle Debentures plus accrued and unpaid interest payable thereon up to (but excluding) the effective date of the Arrangement. Completion of the Arrangement is not, however, subject to approval of holders of Angle Debentures to the Arrangement and if the Arrangement is not approved by holders of Angle Debentures and in certain other circumstances, the Angle Debentures will not participate in the Arrangement.

Completion of the Arrangement is subject to approval of the Angle Shareholders, the approval of holders of Bellatrix Shares ("**Bellatrix Shareholders**"), court approval and various conditions, including, without limitation, receipt of all required third party and regulatory approvals, that the Toronto Stock Exchange ("**TSX**") has approved the listing of all Bellatrix Shares issued to Angle Shareholders under the Arrangement, and other customary conditions. The terms of, and conditions necessary to complete, the Arrangement will be described in the joint management information circular of Bellatrix and Angle to be dated on or about November 8, 2013 (the "**Circular**"), and to be mailed to the Angle Shareholders and Bellatrix Shareholders in connection with the special meetings of the Angle Securityholders (the "**Angle Meetings**") and Bellatrix Shareholders (the "**Bellatrix Meeting**") to be held to consider and, if deemed advisable, to approve the Arrangement in the case of the Angle Meetings, and to approve the issuance of Bellatrix Shares to Angle Shareholders under the Arrangement in the case of the Bellatrix Meeting. Macquarie Capital understands that all directors and executive officers of Angle and certain directors and executive officers of Bellatrix and certain other persons have agreed pursuant to lock-up agreements (the "**Lock-up Agreements**") to, among other things, vote their Angle Shares and Angle Debentures and Bellatrix Shares, respectively, in favour of the Arrangement.

2   MACQUARIE CAPITAL'S ROLE

Bellatrix formally engaged Macquarie Capital pursuant to an engagement agreement dated September 6, 2013 (the "**Bellatrix Engagement**") to provide financial advisory services in connection with the Arrangement, including Macquarie Capital's opinion to the Bellatrix Board as to the fairness to Bellatrix, from a financial point of view, of the consideration to be paid by Bellatrix to Angle Shareholders pursuant to the Arrangement (the "**Opinion**"). In consideration for the preparation and delivery of the Opinion, Bellatrix will pay Macquarie Capital a fee that is not contingent upon the conclusions reached herein and will reimburse Macquarie Capital for its reasonable out-of-pocket expenses. Macquarie Capital will also be entitled to a separate fee contingent upon completion of the Arrangement and is to be reimbursed for reasonable out-of-pocket expenses in connection with the other financial advisory and professional services provided under the Bellatrix Engagement. In addition, pursuant to the Bellatrix Engagement, Macquarie Capital and its affiliates and their respective directors, officers, employees, agents and consultants are to be indemnified by Bellatrix under certain circumstances from and against certain liabilities arising in connection with the Opinion and the financial advisory and professional services rendered to Bellatrix and the Bellatrix Board.

3   CREDENTIALS OF MACQUARIE CAPITAL

Macquarie Capital is a wholly owned subsidiary of the Macquarie Group which is a diversified international provider of specialist investment, advisory, trading and financial services in select markets around the world. Macquarie Capital is a member of the Investment Industry Regulatory Organization of Canada and a member of the TSX and the TSX Venture Exchange. Macquarie Capital's advisory services include the areas of mergers, acquisitions, divestments, restructurings, fairness opinions and valuations. The Opinion expressed herein is Macquarie Capital's and has been approved by senior corporate and financial advisory professionals of Macquarie Capital who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded and private Canadian issuers and in providing fairness opinions in respect of such transactions.

4   INDEPENDENCE OF MACQUARIE CAPITAL

None of Macquarie Capital, its affiliates or associates, is an insider, associate or affiliate (within the meanings attributed to those terms in the *Securities Act* (Alberta)), or a related entity of Bellatrix, Angle or any of their respective associates or affiliates (collectively, the "**Interested Parties**"). Macquarie Capital is not acting as an advisor, financial or otherwise, to any Interested Party in connection with the Arrangement, other than Bellatrix pursuant to the Bellatrix Engagement, or in connection with any other transaction. Macquarie Capital has not acted as agent, underwriter or financial advisor to Bellatrix in the past two years, other than as disclosed herein. Macquarie Capital has not acted as agent, underwriter or financial advisor to Angle in the past two years.

There are no understandings, agreements or commitments between Macquarie Capital with any Interested Party with respect to any future business dealings; however, Macquarie Capital may in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time.

Macquarie Capital acts as a trader and dealer, both as principal and agent, in Canadian financial markets and, as such, may have, today, or in the future, positions in the securities of any Interested Party and from time to time may have executed or may execute transactions on behalf of any Interested Party or other clients for which it received or may receive compensation. In addition, as an investment dealer, Macquarie Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to an Interested Party or the Arrangement.

5   SCOPE OF REVIEW

In connection with rendering this Opinion, Macquarie Capital has reviewed and relied upon, or carried out, among other things, the following:

In the case of Bellatrix:

(a)   the annual report of Bellatrix for the periods ended December 31, 2012 and December 31, 2011;

(b)   audited annual consolidated financial statements of Bellatrix as at and for the fiscal years ended December 31, 2012 and December 31, 2011, together with management's discussion & analysis of financial condition and operating results for each such financial period;

(c)   the certifications of Bellatrix's chief executive officer and chief financial officer in respect of Bellatrix' annual filings for the fiscal years ended December 31, 2012 and December 31, 2011, filed (in each case, as publicly filed by Bellatrix with applicable securities regulatory authorities) pursuant to National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*;

(d)   unaudited consolidated financial statements of Bellatrix as at and for the interim periods ended June 30, 2013 and March 31, 2013, respectively, together with management's discussion & analysis of financial condition and operating results for each such interim periods;

(e)   the certifications of Bellatrix's chief executive officer and chief financial officer in respect of Bellatrix' interim filings for the interim periods ended June 30, 2013 and March 31, 2013, respectively, filed (in each case, as publicly filed by Bellatrix with applicable securities regulatory authorities) pursuant to National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*;

(f)   independent reserve reports concerning Bellatrix's crude oil, natural gas liquids and natural gas reserves and the estimated future cash flow from certain of such reserves, effective as of December 31, 2012, prepared by Sproule Associates Ltd.;

(g)   the management information circular of Bellatrix in respect of the annual meeting of Bellatrix shareholders held on May 22, 2013;

(h)   the annual information form of Bellatrix dated March 15, 2013 for the year ended December 31, 2012;

(i)   the material change report of Bellatrix dated June 10, 2013 concerning the inability of its previously announced joint venture partner to satisfy the remaining closing conditions to close its previously announced joint venture;

(j) the material change report of Bellatrix dated July 4, 2013 concerning its joint venture with Grafton Energy Co I Ltd. ("Grafton");

(k) the material change report of Bellatrix dated August 1, 2013 concerning the strategic joint venture transaction and asset disposition with Daewoo International Corporation and Devonian Natural Resources Private Equity Fund;

(l) the material change report of Bellatrix dated September 4, 2013 concerning the notice of redemption to holders of its 4.75% convertible unsecured subordinated debentures due April 30, 2015;

(m) the material change report of Bellatrix dated September 10, 2013 concerning the election of Grafton to increase its committed capital pursuant to its previously announced joint venture;

(n) certain internal financial information, and financial and operational projections and models of Bellatrix as provided by Bellatrix's management to Macquarie Capital in connection with its business;

(o) a certificate of representation as to certain factual matters dated the date hereof, addressed to Macquarie Capital provided by senior officers of Bellatrix;

(p) discussions with management of Bellatrix with regard to, amongst other things, the business, operations, quality of assets, future potential and environmental matters of Bellatrix; and

(q) other information relating to the business and financial condition of Bellatrix and other selected oil and gas companies Macquarie Capital considered relevant.

In the case of Angle:

(a) the annual report of Angle for the period ended December 31, 2012;

(b) audited annual consolidated financial statements of Angle as at and for the fiscal years ended December 31, 2012 and December 31, 2011, together with management's discussion & analysis of financial condition and operating results for each such financial period;

(c) the certifications of Angle's chief executive officer and chief financial officer in respect of Angle's annual filings for the fiscal years ended December 31, 2012 and December 31, 2011, filed (in each case, as publicly filed by Angle with applicable securities regulatory authorities) pursuant to National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*;

(d) unaudited financial statements of Angle as at and for the interim periods ended March 31, 2013 and June 30, 2013, respectively, together with management's discussion & analysis of financial condition and operating results for each such interim periods;

(e) the certifications of Angle's chief executive officer and chief financial officer in respect of Angle's interim filings for the interim periods ended March 31, 2013 and June 30, 2013, filed (in each case, as publicly filed by Angle with applicable securities regulatory authorities) pursuant to National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*;

(f) independent reserve reports concerning Angle's crude oil, natural gas liquids and natural gas reserves effective as of December 31, 2012, prepared by GLJ Petroleum Consultants Ltd.;

(g) the management information circular of Angle dated April 29, 2013 in respect of the annual meeting of Angle shareholders held on May 29, 2013;

(h) the annual information form of Angle dated March 28, 2013 for the year ended December 31, 2012;

(i) the material change report of Angle dated February 20, 2013 concerning Angle's independent reserves effective December 31, 2012;

(j) public information relating to the business and financial condition of Angle and the trading history of Angle Shares and other selected public oil and gas companies Macquarie Capital considered relevant; and

(k) a certificate of representation as to certain factual matters dated the date hereof, addressed to Macquarie Capital provided by senior officers of Angle.

In addition to the information detailed above, Macquarie Capital has further reviewed, considered and relied upon, among other things, the following:

a) the Arrangement Agreement;

b) information with respect to selected precedent merger and acquisition transactions Macquarie Capital considered relevant;

c) a due diligence questionnaire with senior management, auditors and independent reserve engineers of Bellatrix;

d) a due diligence questionnaire with senior management, auditors and independent reserve engineers of Angle; and

e) other information, analysis, investigations and discussions as Macquarie Capital considered relevant and appropriate in the circumstances.

Aside from a due diligence questionnaire, Macquarie Capital did not meet with the auditors of Bellatrix or Angle and has assumed the accuracy and fair presentation of the audited and unaudited financial statements of Bellatrix and Angle, and, as applicable, the reports of the auditors thereon. Aside from the due diligence questionnaire, Macquarie Capital did not meet with the independent reserve engineers of Bellatrix or Angle and has assumed the accuracy and fair presentation of the reserve reports of Bellatrix and Angle.

Macquarie Capital has not, to its knowledge, been denied access to any information requested.

6   ASSUMPTIONS AND LIMITATIONS

Macquarie Capital has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, documents, materials, advice, opinions and representations obtained by Macquarie Capital, including information relating to Bellatrix and Angle, provided to Macquarie Capital by or on behalf of Bellatrix or Angle, their respective affiliates or advisors or otherwise pursuant to the Bellatrix Engagement, and this Opinion is conditional upon such completeness, accuracy, and fairness. Macquarie Capital has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions, or representations. Senior management of Bellatrix and Angle have represented to Macquarie Capital, in certificates dated as at the date hereof, among other things, that to the best of their knowledge after due inquiry, and without personal liability, with the exception of certain forecasts, projections or estimates, (i) the information, data, opinions, representations and other materials (oral or written) (collectively referred to as the "**Information**") provided to Macquarie Capital by or on behalf of Bellatrix or Angle, as the case may be, was at the dates the Information was provided and is at the date hereof, except as publically disclosed or disclosed in writing to Macquarie Capital, true, complete and correct in all material respects and not misleading in light of the circumstances under which they were made or presented and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided, except as publically disclosed or disclosed in writing to Macquarie Capital, there has been no material change (as such term is defined in the *Securities Act* (Alberta)) or new material fact, financial or otherwise, relating to the Arrangement, the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of Bellatrix or Angle or any of their respective subsidiaries, associates or affiliates or any change in any material fact or in any material element of any of the Information, or new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this Opinion.

We have also assumed that the transaction process undertaken by Bellatrix was appropriate. With respect to the operating and financial projections of Bellatrix or Angle which were furnished to us, we have assumed that such financial projections have been reasonably prepared by Bellatrix or Angle, as applicable on bases reflecting the best currently available estimates and good faith judgments by management of Bellatrix or Angle, as applicable of the future competitive, operating and regulatory environments and related financial performance of Bellatrix or Angle, as applicable. We express no view as to any such financial projections or the assumptions on which any of them are based.

For purposes of rendering this Opinion, we have assumed that the representations and warranties of each party contained in the Arrangement Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement without waiver or amendment. The Arrangement is subject to a number of conditions outside the control of any party involved in the Arrangement and Macquarie Capital has assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion, Macquarie Capital expresses no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Circular. In addition, we have assumed that neither Bellatrix nor Angle will incur any material liability or obligation, or lose any material rights, as a result of completion of the Arrangement and that the procedures being followed to implement the Arrangement are valid and effective, and in accordance with applicable laws and that the disclosure of Bellatrix, Angle and the Arrangement in any disclosure documents will be accurate and will comply in all material respects with the requirements of applicable laws.

This Opinion is rendered on the basis of market, economic, financial and general business and other conditions prevailing as at the date hereof, and the Information made available to Macquarie Capital as at the date hereof. In rendering this Opinion, Macquarie Capital has assumed that there are no undisclosed material facts relating to Bellatrix or Angle or their respective businesses, operations, capital or future prospects. Any changes therein may affect this Opinion and, although Macquarie Capital reserves the right to change, withdraw or supplement this Opinion in such event or in the event that subsequent developments affect this Opinion, we disclaim any obligation to advise any person of any change that may come to our attention or to update, revise or reaffirm this Opinion after the date hereof.

In its analyses and in connection with the preparation of this Opinion, Macquarie Capital made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of Macquarie Capital, our assumptions used in preparing this Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

Macquarie Capital believes that the analyses and factors considered in arriving at this Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at this Opinion, Macquarie Capital has not attributed any particular weight to any specific analyses or factor but rather based this Opinion on a number of qualitative and quantitative factors deemed appropriate by Macquarie Capital based on Macquarie Capital's experience in rendering such opinions.

Macquarie Capital not been asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date hereof, the consideration to be paid by Bellatrix to Angle Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bellatrix. Macquarie Capital has not been engaged to prepare, and has not prepared, a valuation or appraisal of Bellatrix or Angle or any of their respective assets, securities or liabilities (contingent or otherwise), nor have we been furnished with any such valuations appraisals, nor have we evaluated the solvency or fair value of Bellatrix or Angle under any applicable laws relating to bankruptcy, insolvency or similar matters, and this Opinion should not be construed as such**.** Furthermore, this Opinion is not, and should not be construed as, advice as to the price at which the Angle Shares or any Bellatrix Shares received in exchange therefore may trade or at any future date (whether before or after the completion of the Arrangement). Further, this Opinion does not address the overall fairness of the Arrangement to the holders of any class of securities, creditors or other constituencies of Bellatrix, or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, consultants or employees of Bellatrix or Angle in their capacities as such and in connection with the Arrangement. This Opinion does not address the relative merits of the Arrangement as compared to other business or financial strategies that might be available to Bellatrix or any other party to the Arrangement, nor does it address the underlying business decision of Bellatrix, or any other party to the Arrangement, to engage in the Arrangement. Macquarie Capital was not engaged to review any legal, regulatory, tax or accounting aspects of the Arrangement and, accordingly, expresses no view thereon and has assumed the accuracy and completeness of assessments by Bellatrix and its advisors with respect to legal, regulatory, tax and accounting matters.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada ("**IIROC**") however Macquarie Capital has not been engaged to, and has not, prepared a formal valuation in accordance with such standards and IIROC has not been involved in the preparation or review of this Opinion.

7   CONCLUSION

Based upon and subject to the foregoing and such other matters as Macquarie Capital considers relevant, it is Macquarie Capital's opinion that, as of the date hereof, the consideration to be paid by Bellatrix to Angle Shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to Bellatrix.

This Opinion is not, and is not intended to be, a recommendation to the holders of Bellatrix Shares as to how to vote at the Bellatrix Meeting. This Opinion has been provided solely for the use of the Bellatrix Board for the purposes of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of Macquarie Capital. This Opinion shall not be reproduced, disseminated, quoted from or referred to (in whole or in part) and no public reference to Macquarie Capital Markets Canada Ltd. or its affiliates relating to the Arrangement or this Opinion shall be made without the express prior written consent of Macquarie Capital, except that we consent to the inclusion of the complete text of this Opinion and to appropriate references to, or summaries of, this Opinion, subject to our review to our satisfaction of the final form and context of such disclosures in the joint management information circular to be dated on or about November 8, 2013 in respect to the Plan of Arrangement involving Bellatrix and Angle or other form of document(s) required to be mailed to Bellatrix Shareholders in connection with the Arrangement.

Yours sincerely,

Macquarie Capital Markets Canada Ltd.

Macquarie Capital Markets Canada Ltd.

APPENDIX I

**PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
OF BELLATRIX EXPLORATION LTD.**

BELLATRIX EXPLORATION LTD.
PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2013
(unaudited)

			PRO FORMA		
(In $000's)	**Bellatrix Exploration Ltd.**	**Angle Energy Inc.**	**Adjustments**	**Notes**	**Pro Forma Consolidated**
			(Note 2)		
ASSETS					
Current assets					
Restricted cash	$ 2,945	$ -	$ -		$ 2,945
Accounts receivable	40,036	21,087	-		61,123
Deposits and prepaid expenses	5,427	3,625	-		9,052
	48,408	24,712	-		73,120
Exploration and evaluation assets	37,457	60,921	17,824	2 (b)	116,202
Property, plant and equipment	703,962	547,388	(25,176)	2 (b)	1,226,174
Total assets	**$ 789,827**	**$ 633,021**	**$ (7,352)**		**$ 1,415,496**
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	$ 79,985	$ 47,136	$ 5,416	2 (c)	$ 145,540
			(575)	2 (d)	
			13,578	2 (e)	
Current portion of finance lease obligation	1,476	-	-		1,476
Commodity contract liability	8,664	1,491	-		10,155
	90,125	48,627	18,419		157,171
Commodity contract liability	1,813	112	-		1,925
Long-term debt	139,295	161,920	(165,775)	2 (a)	268,116
			69,701	2 (b)	
			62,975	2 (d)	
Convertible debentures	47,335	56,058	6,342	2 (b)	47,335
			(62,400)	2 (d)	
Finance lease obligation	12,022	-	-		12,022
Decommissioning liabilities	43,784	14,116	-		57,900
Deferred taxes	15,883	16,213	(2,306)	2 (a)	21,617
			(6,819)	2 (b)	
			(1,354)	2 (c)	
Total liabilities	**350,257**	**297,046**	**(81,217)**		**566,086**
SHAREHOLDERS' EQUITY					
Shareholders' capital	379,694	361,331	168,081	2 (a)	791,565
			(361,331)	2 (b)	
			245,821	2 (b)	
			(2,031)	2 (c)	
Equity component of convertible debentures	3,815	4,105	(4,105)	2 (b)	3,815
Contributed surplus	38,576	17,221	(17,221)	2 (b)	38,576
Retained earnings (deficit)	17,485	(46,682)	60,260	2 (b)	15,454
			(2,031)	2 (c)	
			(13,578)	2 (e)	
Total shareholders' equity	439,570	335,975	73,865		849,410
Total liabilities and shareholders' equity	**$ 789,827**	**$ 633,021**	**$ (7,352)**		**$ 1,415,496**

See accompanying notes.

BELLATRIX EXPLORATION LTD.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
NINE MONTHS ENDED SEPTEMBER 30, 2013
(unaudited)

(In $000's)	Bellatrix Exploration Ltd.	Angle Energy Inc.	PRO FORMA Adjustments	Notes	Pro Forma Consolidated
Revenue					
Petroleum and natural gas sales	$ 206,602	$ 130,217	$ -		$ 336,819
Other Income	1,834	1,312	-		3,146
Royalties	(32,462)	(26,772)	-		(59,234)
	175,974	104,757	-		280,731
Realized gain (loss) on commodity contracts	2,873	(1,292)	-		1,581
Unrealized loss on commodity contracts	(10,651)	(2,800)	-		(13,451)
	168,196	100,665	-		268,861
Expenses					
Production	50,495	18,755	-		69,250
Transportation	4,758	2,335	-		7,093
General and administrative	10,633	10,075	-		20,708
Share-based compensation	4,005	1,490	-		5,495
Depletion and depreciation	58,531	47,881	(3,457)	3 (a)	102,955
Gain on property dispositions and swaps	(37,385)	(3,072)	-		(40,457)
	91,037	77,464	(3,457)		165,044
Net profit before finance and taxes	77,159	23,201	3,457		103,817
Finance expenses	10,758	9,560	(453)	3 (b)	16,043
			(3,822)	3 (c)	
Net profit before taxes	66,401	13,641	7,732		87,774
Taxes					
Deferred tax expense	16,921	3,671	1,934	3 (d)	22,526
Net profit and comprehensive income	**$ 49,480**	**$ 9,970**	**$ 5,798**		**$ 65,248**
Net profit per share					
Basic				3 (e)	$ 0.41
Diluted				3 (e)	$ 0.39

See accompanying notes.

BELLATRIX EXPLORATION LTD.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2012
(unaudited)

(In $000's)	Bellatrix Exploration Ltd.	Angle Energy Inc.	PRO FORMA Adjustments	Notes	Pro Forma Consolidated
Revenue					
Petroleum and natural gas sales	$ 217,138	$ 176,843	$ -		$ 393,981
Other Income	2,176	2,720	-		4,896
Royalties	(38,756)	(36,573)	-		(75,329)
	180,558	142,990	-		323,548
Realized gain on commodity contracts	11,269	1,801	-		13,070
Unrealized gain on commodity contracts	10,806	1,597	-		12,403
	202,633	146,388	-		349,021
Expenses					
Production	53,316	33,630	-		86,946
Transportation	4,978	2,662	-		7,640
General and administrative	14,272	15,637	-		29,909
Share-based compensation	3,219	-	-		3,219
Depletion and depreciation	75,720	74,273	(3,478)	3 (a)	146,515
Gain on property acquisition	(16,160)	-	-		(16,160)
Loss on property dispositions and swaps	4,113	-	-		4,113
Impairment loss on property, plant and equipment	14,820	70,198	-		85,018
	154,278	196,400	(3,478)		347,200
Net profit (loss) before finance and taxes	48,355	(50,012)	3,478		1,821
Finance expenses	10,517	12,565	(592)	3 (b)	17,405
			(5,085)	3 (c)	
Net profit (loss) before taxes	37,838	(62,577)	9,155		(15,584)
Taxes					
Deferred tax expense (recovery)	10,067	(15,105)	2,289	3 (d)	(2,749)
Net profit (loss) and comprehensive income (loss)	$ 27,771	$ (47,472)	$ 6,866		$ (12,835)
Net profit (loss) per share					
Basic				3 (e)	$ (0.08)
Diluted				3 (e)	$ (0.08)

See accompanying notes.

BELLATRIX EXPLORATION LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND THE YEAR ENDED DECEMBER 31, 2012
(unaudited)

---

1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet of Bellatrix Exploration Ltd. ("Bellatrix") as at September 30, 2013 and the unaudited pro forma consolidated statements of comprehensive income for the nine months ended September 30, 2013 and the year ended December 31, 2012 (the "pro forma statements") have been prepared to reflect a plan of arrangement (the "Arrangement"), including the following:

- Bellatrix will acquire all of the issued and outstanding shares of Angle Energy Inc. ("Angle") pursuant to the Arrangement (the "Transaction"). Prior to the Transaction, Bellatrix will complete a $175 million bought deal financing (which excludes the over-allotment option of an additional 3,281,250 common shares of Bellatrix ("Bellatrix Shares") for additional gross proceeds of up to approximately $26.3 million) (the "Equity Offering"), resulting in the issuance of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share.

- Under the terms of the Transaction, shareholders of Angle will receive (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix Share, subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. In addition to the cash issued, the Transaction will result in an estimated 30,226,413 total Bellatrix Shares being issued. The estimated number of Bellatrix Shares assumed to be issued of 30,226,413 is based upon the assumption that there are 81,051,631 outstanding Angle common shares, and 902,179 unvested Angle Restricted Shares Units ("RSUs"), which will be converted to Angle common shares immediately prior to the Transaction, which will be exchanged pursuant to the Transaction. Stock option holders of Angle have the option of (i) exercising stock options held immediately before the Transaction, or (ii) electing for stock options held to be settled for cash immediately prior to the Transaction. It is assumed that all 1,857,612 outstanding in-the-money stock options of Angle will be settled for cash immediately prior to the Transaction. The assumption for the number of Angle common shares, Angle RSUs, and Angle stock options noted above are as of the date of the Arrangement of October 15, 2013. The Arrangement will be accounted for using the purchase method. The pro forma statements are prepared on the basis that the Arrangement will be approved by the securityholders of Angle.

- Pursuant to the Arrangement the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), will be settled for an amount equal to $1,040 for each $1,000 principal amount of the Angle Debentures, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

The pro forma statements have been prepared from information derived from the following:

- the unaudited interim consolidated financial statements of Bellatrix as at and for the nine months ended September 30, 2013 and audited consolidated financial statements for the year ended December 31, 2012;

- the unaudited interim consolidated financial statements of Angle as at and for the nine months ended September 30, 2013 and audited consolidated financial statements for the year ended December 31, 2012.

The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions disclosed in note 2 as if they had occurred on September 30, 2013. The unaudited pro forma consolidated statements of comprehensive income give effect to the transactions and assumptions disclosed in note 3 as if they had occurred at January 1, 2012 for the nine months ended September 30, 2013 and as if they had occurred on January 1, 2012 for the year ended December 31, 2012.

The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Bellatrix's audited consolidated financial statements as at and for the year ended December 31, 2012 and Bellatrix's unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2013.

In the opinion of management, the pro forma statements include all material adjustments necessary for a fair presentation of Bellatrix.

2. **Consolidated Balance Sheet Assumptions and Adjustments**

The unaudited pro forma consolidated balance sheet as at September 30, 2013 gives effect to the following assumptions and adjustments as if they occurred on September 30, 2013.

a) The pro forma consolidated balance sheet assumes the completion of 100% of the Equity Offering, resulting in the issuance of an additional 21,875,000 Bellatrix Shares for gross proceeds of $175 million (which excludes the over-allotment option of an additional 3,281,250 Bellatrix Shares for additional gross proceeds of up to approximately $26.3 million) prior to the completion of the Transaction. The pro forma balance sheet reflects a decrease in long-term debt related to borrowings of approximately $132 million used to fund the Transaction, and approximately $35 million used to fund joint venture activity, and an increase to share capital of $175.0 million, net of $9.2 million of estimated transaction costs (including underwriter fees and other closing costs) for the Equity Offering made by Bellatrix prior to the Transaction. A decrease to the deferred tax liability and increase to share capital of $2.3 million was also recognized as a result of the Equity Offering.

b) The pro forma consolidated balance sheet assumes completion of the Transaction. Under the terms of the Transaction, shareholders of Angle will receive (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix Share, subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. In addition to the cash paid, the Transaction will result in an estimated 30,226,413 total Bellatrix Shares being issued. The estimated number of Bellatrix Shares assumed to be issued of 30,226,413 is based upon the assumption that there are 81,051,631 outstanding Angle common shares, and 902,179 unvested Angle Restricted Shares Units ("RSUs"), which will be converted to Angle common shares immediately preceding the Transaction, which will be exchanged pursuant to the Transaction on the same basis as other Angle common shares. Stock option holders of Angle have the option of (i) exercising stock options held effectively immediately before the Transaction, or (ii) electing for stock options held to be settled for cash immediately prior to the Transaction. It is assumed that all 1,857,612 outstanding in-the-money stock options of Angle will be settled for cash immediately prior to the Transaction. The assumption for the number of Angle common shares, Angle RSUs, and Angle stock options noted above are as of the date of the Arrangement of October 15, 2013.

The closing of the Equity Offering and the Transaction will result in approximately 161,626,011 issued and outstanding Bellatrix Shares and 179,762,064 Bellatrix Shares issued and outstanding on a diluted basis as disclosed in note 3(e) below. The Arrangement will be accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values.

The purchase price equation is as follows:

Cost of acquisition:	(000's)
Bellatrix shares issued	$ 245,821
Cash	69,701
	$ 315,522
Allocated at estimated fair values:	
Accounts receivable	$ 21,087
Deposits and prepaid expenses	3,625
Exploration and evaluation assets	78,745
Property, plant and equipment	522,212
Accounts payable and accrued liabilities	(60,714)
Commodity contract liability	(1,603)
Long-term debt	(161,920)
Convertible debentures	(62,400)
Decommissioning liabilities	(14,116)
Deferred taxes	(9,394)
	$ 315,522

The Angle Debentures have been adjusted to fair value represented by the principal amount of $60 million and a $2.4 million premium offered pursuant to the Transaction.

The purchase allocation has been determined from information that was available to the management of Bellatrix as at October 15, 2013. The allocation of the purchase price to the assets and liabilities of Angle will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, and accordingly, the above allocation may change.

c) Accounts payable and accrued liabilities increased by $5.4 million for costs associated with the Transaction and share issue costs. Share capital was reduced by $2.0 million, and the deferred tax liability was also reduced by $1.4 million as a result of the share issuance and Transaction costs. The $2.7 million costs of the Transaction will be expensed, and are shown net of the tax impact as a $2.0 million increase to the deficit.

d) The outstanding Angle Debentures including a premium and accrued interest will be retired, resulting in a decrease to convertible debentures of $62.4 million, an increase to long-term debt of $63.8 million, and a decrease to accounts payable and accrued liabilities for accrued interest of $0.6 million through September 30, 2013.

e) An additional $13.6 million was added to accounts payable and accrued liabilities for $12.1 million estimated Angle Transaction costs (including severance and other closing costs), $0.2 million for the settlement of vested Angle RSUs, and $1.3 million for settlement of in-the-money Angle stock options by Angle immediately prior to the Transaction.

3. Consolidated Statements of Comprehensive Income Assumptions and Adjustments

The unaudited consolidated pro forma statements of comprehensive income for the nine months ended September 30, 2013 and for the year ended December 31, 2012 give effect to the following assumptions and adjustments as if they occurred on January 1, 2012.

a) Depletion and depreciation has been adjusted to reflect combined reserves, production, and adjusted cost base of property, plant and equipment under Bellatrix's accounting policies, and to remove undeveloped land lease expiries included in Angle's depletion calculation.

b) A decrease to finance expenses has been calculated based on reduced interest expenses resulting from reduced bank debt levels due to the expected proceeds from the Equity Offering, offset by estimated transaction costs as disclosed in note 2(e), the cash payment to Angle shareholders made under the Arrangement, funds paid to retire the Angle Debentures, and funds drawn for joint venture activities. The interest has been calculated using Bellatrix's average borrowing rate.

c) A decrease to finance expenses has been calculated resulting from interest and accretion charges eliminated by the retirement of the Angle Debentures as disclosed in note 2(d).

d) The deferred tax provision has been adjusted for the tax impact of the pro forma adjustments in the statements of operations. The deferred tax provision for both periods also incorporates the estimated impact of additional income that would be expected to be allocated to Bellatrix shareholders, which increases the deferred income tax recovery. These adjustments were made using Bellatrix's average corporate tax rate of 25%.

e) The calculation of net profit (loss) per share of Bellatrix has been based on the number of shares issued and outstanding of Bellatrix, the number of shares to be issued as a result of the Equity Offering, and the number of common shares to be issued to Angle securityholders, as required to effect the Transaction as disclosed in note 2(b). The calculation of pro forma weighted average shares is based on the assumptions that the transaction occurred January 1, 2012 for the weighted average common shares outstanding for the nine month period ended September 30, 2013 and similarly, that the transaction occurred January 1, 2012 for the determination of the weighted average shares outstanding for the year ended December 31, 2012. Furthermore the calculations assume that all of the estimated Angle in-the-money stock options were settled in cash prior to the Transaction occurring.

The per share calculations are as follows:

Common Shares Outstanding Calculation at September 30, 2013	Common Shares
Common shares issued and outstanding, prior to the Transaction	109,524,598
Estimated common shares issued on the Equity Offering	21,875,000
Estimated common shares issued on the acquisition of Angle Energy Inc.	30,226,413
	161,626,011
Dilutive effect of:	
Stock options outstanding	9,211,229
Units issuable for convertible debentures	8,924,824
Diluted common shares, on a pro forma basis	179,762,064

Weighted Average Common Shares Outstanding for the nine month period ended September 30, 2013	Common Shares
Weighted average common shares outstanding, prior to the Transaction	108,019,795
Estimated common shares issued on the Equity Offering	21,875,000
Estimated common shares issued on the acquisition of Angle Energy Inc.	30,226,413
Weighted average common shares outstanding, on a pro forma basis	160,121,208
Dilutive effect of:	
Stock options	3,285,731
Convertible debentures	8,924,824
Diluted weighted average common shares outstanding, on a pro forma basis	172,331,763

In calculating fully diluted net profit per share for the nine month period ended September 30, 2013, a total of $2.4 million for interest and accretion expense (net of tax impact) was added to the numerator for the nine month period ended September 30, 2013.

Weighted Average Common Shares Outstanding for the year ended December 31, 2012	Common Shares
Weighted average common shares outstanding, prior to the Transaction	107,543,811
Estimated common shares issued on the Equity Offering	21,875,000
Estimated common shares issued on the acquisition of Angle Energy Inc.	30,226,413
Weighted average common shares outstanding, on a pro forma basis	159,645,224
Dilutive effect of:	
Stock options	-
Convertible debentures	-
Diluted weighted average common shares outstanding, on a pro forma basis	159,645,224

APPENDIX J

INFORMATION CONCERNING ANGLE ENERGY INC.

TABLE OF CONTENTS

NOTICE TO READER J-2
FORWARD-LOOKING STATEMENTS J-2
NON-GAAP MEASURES J-2
DOCUMENTS INCORPORATED BY REFERENCE J-2
ANGLE ENERGY INC. J-3
RECENT DEVELOPMENTS J-4
DESCRIPTION OF SECURITIES J-4
CONSOLIDATED CAPITALIZATION OF ANGLE J-5
PRIOR SALES J-6
PRICE RANGE AND TRADING VOLUME OF SECURITIES J-7
INDEBTEDNESS OF DIRECTORS AND OFFICERS J-7
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS J-8
AUDITORS, TRANSFER AGENT AND REGISTRAR J-8
ADDITIONAL INFORMATION J-8
RISK FACTORS J-8

NOTICE TO READER

Unless the context indicates otherwise, capitalized terms which are used in this Appendix J and not otherwise defined in this Appendix J have the meanings given to such terms under the heading "*Glossary of Terms*" in the Information Circular.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix J, and in certain documents incorporated by reference into this Appendix J, constitute forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to future events or Angle's future performance. See "*Forward-Looking Statements*" in the Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*" in the Information Circular, and under the heading "*Risk Factors*" in this Appendix J and the Angle AIF.

NON-GAAP MEASURES

In this Appendix J and certain documents incorporated by reference herein, there are references to the terms netbacks, funds from operations, funds from operations per share and net debt, which are not recognized measures under GAAP. Angle uses these measures to help evaluate its performance. Angle's management considers netbacks an important measure as they demonstrate Angle's profitability relative to current commodity prices. As prescribed by NI 51-101, Angle calculates netbacks by subtracting royalties and operating costs from revenues. Angle's management uses funds from operations to analyze performance and considers it a key measure as it demonstrates Angle's ability to generate the cash necessary to fund future capital investments and to repay debt. Funds from operations has been defined by Angle as net earnings plus the addition back of certain non-cash items (depletion and depreciation, impairment losses, share-based compensation, accretion and financing charges, future income taxes and unrealized gains/losses on derivative instruments) and excludes the change in noncash working capital related to operating activities and expenditures to settle decommissioning liabilities. Angle also presents funds from operations per share whereby amounts per share are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. Angle's determination of funds from operations may not be comparable to that reported by other companies nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Angle defines net debt as the sum of bank debt plus outstanding convertible debentures and working capital, excluding current derivative instruments and held-for-sale assets and liabilities. Net debt is used by Angle's management to monitor remaining availability under its credit facilities.

For more information, see the Angle AIF, the Angle Annual MD&A and the Angle Interim MD&A, each of which is incorporated herein by reference.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular, including this Appendix "J", from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Angle at Suite 700, 324 - 8th Avenue SW, Calgary, Alberta, T2P 2Z2, telephone (403) 263-4534. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.

The following documents of Angle are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of the Information Circular:

(a) the Angle AIF;

(b) the Angle Annual Financial Statements;

(c)   the Angle Interim Financial Report;

(d)   the Angle Annual MD&A;

(e)   the Angle Interim MD&A;

(f)   the Angle Annual 2012 Information Circular;

(g)   the Angle Annual 2013 Information Circular;

(h)   the Angle February 2013 MCR; and

(i)   the Angle October 2013 MCR.

Any documents of the type required by National Instrument 44-101 - *Short Form Prospectus Distributions* to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Angle with the securities commissions or similar authorities in Canada subsequent to the date of the Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular including Appendices I, J and K.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

ANGLE ENERGY INC.

Angle is a public growth-oriented, exploration-focused producer, with a focus on achieving cost-effective reserves recovery in large, resource-in-place accumulations of liquids-rich natural gas and light crude oil. Angle's primary focus areas are located in Alberta and the current producing base is high working interest, operated, liquids-rich natural gas and light crude oil.

Angle was incorporated under the ABCA on January 23, 2004 under the name 1087577 Alberta Ltd. Angle changed its name to Angle Energy Inc. on March 26, 2004. On June 15, 2004, Angle amended its articles to create an unlimited number of preferred shares, issuable in series and to delete the share transfer restrictions. No amendments to the articles of Angle have occurred since June 2004.

Angle has a wholly-owned subsidiary, ARI, which was incorporated in Alberta on July 8, 2008. Angle and ARI entered into a partnership agreement, effective October 1, 2008, to form AEP, a general partnership created under the laws of the Province of Alberta. Angle has no subsidiaries other than those noted above.

Further details concerning Angle, including information with respect to Angle's assets, operations and history, are provided in the Angle AIF. Readers are encouraged to thoroughly review this document as it contains important information about Angle.

Angle's principal and head office is located at Suite 700, 324 – 8th Avenue SW, Calgary, Alberta, T2P 2Z2 and its registered office is located at Suite 2500, 450 – 1st Street SW, Calgary, Alberta, T2P 5H1.

RECENT DEVELOPMENTS

The Arrangement

On October 15, 2013, Angle entered into the Arrangement Agreement with Bellatrix, pursuant to which Bellatrix proposes to acquire all of the issued and outstanding Angle Shares and Angle Debentures by way of a plan of arrangement under the ABCA. For a full description of the Arrangement and the Arrangement Agreement, see "*The Arrangement*" and "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement*" in the Information Circular. Also see Appendix I "*Pro Forma Consolidated Financial Statements of Bellatrix Exploration Ltd.*" and Appendix K "*Information Concerning Bellatrix Exploration Ltd.*".

DESCRIPTION OF SECURITIES

Angle is authorized to issue an unlimited number of Angle Shares and preferred shares, issuable in series, of which 81,055,457 Angle Shares and no preferred shares are issued and outstanding as at November 7, 2013. Angle also had Angle Debentures in the aggregate principal amount of $60 million issued and outstanding.

Angle Shares

The holders of Angle Shares are entitled to one vote per share at all meetings of shareholders of Angle, except meetings at which only holders of a specified class of shares are entitled to vote. In addition, the holders of Angle Shares are entitled to receive dividends if, as and when declared by the Angle Board and to receive the remaining property and assets of Angle upon dissolution, subject to the prior rights and privileges attaching to any other class of shares of Angle. Angle has never paid dividends on the Angle Shares. See "*Dividends*" in the Angle AIF for a description of Angle's dividend policy.

Preferred Shares

Preferred shares may from time-to-time be issued in one or more series. Prior to the issuance of a series of preferred shares, the Angle Board may fix the number of preferred shares which are to comprise the series as well as the designation, rights, privileges, restrictions and conditions attached to each series.

Angle Debentures

The Angle Debentures have a face value of $1,000 per Angle Debenture, bear interest at an annual rate of 5.75% (payable semi-annually on January 31 and July 31 of each year) and have a maturity date of January 31, 2016 (the "**Maturity Date**"). The payment of the principal and premium, if any, of, and interest on, the Angle Debentures is subordinated in right of payment to the prior payment in full of all of Angle's "Senior Indebtedness" (as defined in the Angle Debenture Indenture) which includes all obligations, liabilities and indebtedness of Angle and its subsidiaries which would, in accordance with GAAP, be classified as a liabilities of Angle and its subsidiaries, unless it is expressly stated to be subordinate to or rank *pari passu* with the Angle Debentures.

The Angle Debentures are convertible at the holder's option at any time prior to the close of business on the earlier of the business day immediately preceding the Maturity Date and the date specified by Angle for redemption of the Angle Debenture into Angle Shares at a conversion price of $12.55 per Angle Share (the "**Conversion Price**") such that for each $1,000 principal amount of Angle Debenture converted a holder would receive approximately 79.6813 Angle Shares, subject to certain conditions and adjustments.

The Angle Debentures are not redeemable by Angle before January 31, 2014. After January 31, 2014, the Angle Debentures are redeemable at Angle's option, in whole or in part, at par plus accrued and unpaid interest if the weighted average trading price of the Angle Shares for the specified period is not less than 125% of the Conversion Price.

Upon the maturity or redemption of the Angle Debentures, Angle may pay the outstanding principal of and premium (if any) on the Angle Debentures in cash or may, at its option, on not greater than 60 days and not less than 30 days prior notice and, subject to regulatory approval, elect to satisfy its obligations to repay all or a portion of the principal amount of the Angle Debentures, together with accrued and unpaid interest thereon, which have matured or been redeemed by issuing and delivering that number of Angle Shares obtained by dividing the aggregate principal and premium (if any) on the Angle Debentures which have matured or been redeemed by 95% of the weighted average trading price of the Angle Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be.

Within 30 days following the occurrence of a "Change of Control" of Angle, Angle will be required to make an offer (the "**Change of Control Purchase Offer**") in writing to purchase all of the Angle Debentures then outstanding (the "**Angle Debenture Offer**"), at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon. If 90% or more of the aggregate principal amount of the Angle Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to Angle pursuant to the Angle Debenture Offer, Angle will have the right to redeem all the remaining Debentures at the same offer price. For this purpose, a Change of Control of Angle is deemed to have occurred upon (i) the acquisition by any person, or group of persons acting jointly or in concert (within the meaning of Multilateral Instrument 62-104), of voting control or direction of an aggregate of more than 50% of the outstanding Angle Shares; or (ii) the sale or other transfer of all or substantially all of the assets of Angle, but shall not include a sale, merger, reorganization, combination or other similar transaction where the previous holders of Angle Shares hold at least 50% of the voting control or direction in such merged, reorganized, combined or other continuing entity (or, in the case of a sale of all or substantially all of the assets, in the entity which has acquired such assets) immediately following completion of such transaction.

In addition, in the event of a Change of Control occurs in which 10% or more of the consideration for the Angle Shares in the transaction or transactions constituting the Change of Control consists of cash (other than payment for fractional Angle Shares or cash payments made in satisfaction of appraisal rights), equity securities or other property not traded or intended to be traded immediately following such transaction on a stock exchange, then during the period beginning 10 trading days before the anticipated date that such Change of Control becomes effective and ending 30 days after the Change of Control Purchase Offer is delivered, holders of the Angle Debentures will be entitled to convert the Angle Debentures at an adjusted conversion price which will be adjusted based on a formula dependent on the then current trading price and the remaining period up to but excluding the Maturity Date.

The foregoing is a summary of the terms of the Angle Debentures. For a complete description of the terms of the Angle Debentures, a copy of the Angle Debenture Indenture has been filed under Angle's profile on the SEDAR website at www.sedar.com.

CONSOLIDATED CAPITALIZATION OF ANGLE

Other than as described below, there have been no material changes in the consolidated capitalization of Angle since September 30, 2013. As at September 30, 2013, there were 81,051,631 Angle Shares, 4,053,935 Angle Options, 949,675 Angle RSUs and $60 million principal amount of Angle Debentures outstanding. From September 30, 2013 until November 7, 2013, 7,417 Angle Options and 5,968 Angle RSUs have been cancelled, 3,826 Angle Shares have been issued upon the exercise of an equal number of Angle Options and 7,830 Angle RSUs have been exercised and the holder elected to receive a cash payment in lieu of Angle Shares. As a result, at November 7, 2013, there were 81,055,457 Angle Shares, 4,042,692 Angle Options, 935,877 Angle RSUs and $60 million principal amount of Angle Debentures outstanding.

Angle was indebted under its credit facilities in the aggregate amount of approximately $161.9 million as at September 30, 2013.

Angle has entered into agreements with all Angle Optionholders (other than holders of Angle Options that will expire in accordance with their terms prior to the Effective Date) pursuant to which such holders elected to either: (a) exercise their Angle Options for Angle Shares; or (b) terminate and surrender their Angle Options in exchange for a cash payment equal to an amount per "in-the-money" Angle Option equal to the difference between $3.85 and the exercise price of such Angle Option (less applicable tax withholdings), plus an aggregate cash payment of $1.00 for all other "out-of-the-money" Angle Options held by the Angle Optionholder, in each case effective immediately prior to the Effective Time and conditional upon the Arrangement becoming effective. In addition, in accordance with the Angle RSU Plan all remaining Angle RSUs will be deemed exercised (if not exercised prior thereto) for Angle Shares immediately prior to the Effective Time. As a result, no Angle Options and Angle RSUs will be outstanding at or following the Effective Time. It is anticipated that at the Effective Time there will be 81,957,636 Angle Shares outstanding (based on the Angle Shares outstanding as at November 7, 2013 and assuming no Angle

Options are exercised for Angle Shares prior to the Effective Date, 902,179 Angle RSUs are exercised for Angle Shares prior to the Effective Date and no Dissent Rights are exercised).

Following the Effective Time, all Angle Shares and Angle Debentures (provided that the Angle Debentures are acquired by Bellatrix pursuant to the Arrangement) will be held by Bellatrix. If the requisite approval of the Angle Debentureholders is not obtained at the Angle Debentureholder Meeting or Dissent Rights have been validly exercised in respect of more than 5% of the aggregate principal amount of Angle Debentures outstanding (and such condition is not waived by Bellatrix), the Angle Debentures will not be acquired by Bellatrix and will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement.

PRIOR SALES

Angle has not sold or issued any Angle Shares or securities convertible into Angle Shares during the 12 month period prior to the date of the Information Circular other than the following:

Angle Shares

On October 28, 2013, Angle issued 3,826 Angle Shares upon the exercise of Angle Options having an exercise price of $3.30 per Angle Share.

Angle Options

During the 12 month period prior to the date of this Information Circular, Angle granted an aggregate of 1,256,226 Angle Options, each Angle Options entitling the holder thereof to acquire one Angle Share, the particulars of which are set forth in the following table:

Date	Average Exercise Price ($)	Number of Angle Options Issued[1]
November 12, 2012	$3.69	139,184
December 17, 2013	$3.56	7,222
April 11, 2013	$2.85	796,757
April 15, 2013	$2.94	31,888
April 29, 2013	$2.84	270,000
June 3, 2013	$3.26	4,601
July 16, 2013	$3.24	6,574
Total		**1,256,226**

Note:

(1) Each Angle Option entitles the holder thereof to acquire one Angle Share, on the terms and conditions set forth in the Angle Option Plan and expires five years from the date of grant or at the discretion of the Angle Board to such later date as allowed by the TSX.

Angle RSUs

During the 12 month period prior to the date of this Information Circular, Angle granted an aggregate of 838,612 Angle RSUs, each Angle RSU entitling the holder thereof to acquire one Angle Share, the particulars of which are set forth in the following table:

Date	Average Exercise Price ($)	Number of Angle RSUs Issued[1]
November 12, 2012	$3.69	287,363
December 17, 2013	$3.56	5,417
February 6, 2013	$2.76	55,000
April 11, 2013	$2.85	425,820
April 15, 2013	$2.94	15,944
April 29, 2013	$2.84	30,000
May 16, 2013	$3.29	7,235
June 3, 2013	$3.26	6,902
July 16, 2013	$3.24	4,931
Total		**838,612**

Note:

(1) Each Angle RSU entitles the holder thereof to acquire one Angle Share, on the terms and conditions set forth in the Angle RSU Plan and expires five years from the date of issuance. For further information, see "*Compensation Discussion and Analysis*" in the Angle 2013 Information Circular.

PRICE RANGE AND TRADING VOLUME OF SECURITIES

Angle Shares

The Angle Shares are listed and trade on the TSX under the symbol "NGL". The following table sets forth the price range and trading volume of the Angle Shares on the TSX as reported by the TSX for the periods indicated.

	Price Range		
Date	High ($)	Low ($)	Trading Volume
2012			
November	3.84	3.20	8,265,296
December	3.79	3.11	6,753,303
2013			
January	3.67	2.68	12,762,046
February	2.99	2.49	5,716,641
March	3.11	2.45	13,228,723
April	3.10	2.56	4,820,533
May	3.59	2.77	4,315,775
June	3.47	2.97	1,723,718
July	3.83	2.96	4,345,550
August	3.06	2.69	3,605,595
September	3.13	2.48	5,414,307
October	3.85	2.68	43,589,178
November (1-7)	3.76	3.48	1,418,193

Angle Debentures

The Angle Debentures are listed and trade on the TSX under the symbol "NGL.DB". The following table sets forth the prices range and the trading volume of the Angle Debentures on the TSX as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of each Angle Debenture) for the periods indicated.

	Price Range		
Date	High ($)	Low ($)	Trading Volume
2012			
November	100.50	99.41	10,410
December	99.99	99.00	7,090
2013			
January	100.20	95.29	11,390
February	98.50	96.00	4,920
March	96.88	95.02	11,150
April	97.70	96.02	19,930
May	98.50	97.00	5,050
June	98.90	98.07	5,990
July	100.25	97.32	6,670
August	99.50	97.00	3,450
September	98.49	97.00	7,240
October	104.47	97.45	81,290
November (1-7)	104.21	104.13	23,560

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of Angle's directors, executive officers, employees or any of Angle's former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of Angle, indebted to Angle in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Angle.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in the Information Circular, there were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) or any known associate or affiliate of such persons, in any transaction since January 1, 2012, or in any proposed transaction, which has materially affected or would materially affect Angle or any of Angle's subsidiaries. See "*Interests of Certain Persons or Companies in the Arrangement*" in the Information Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Angle are KPMG LLP, Chartered Accountants, Suite 2700, 205 - 5th Avenue SW, Calgary, Alberta, T2P 4B9.

Valiant Trust Company, at its principal office in Calgary, Alberta with a branch office in Toronto, Ontario is the transfer agent and registrar of the Angle Shares and Angle Debentures.

ADDITIONAL INFORMATION

Additional information relating to Angle is available on SEDAR at www.sedar.com. Financial information in respect of Angle and its affairs is provided in the Angle Annual Financial Statements and the Angle Annual MD&A. Additional information, including directors' and officers' remuneration and the securities authorized for issuance under equity compensation plans, is contained in the Angle 2013 Information Circular. Copies of Angle's financial statements and related management's discussion and analysis are available upon request from its Chief Financial Officer at Suite 700, 324 - 8th Avenue SW, Calgary, Alberta, T2P 2Z2, telephone (403) 263-4534.

RISK FACTORS

An investment in the securities of Angle is speculative and subject to certain risks. Bellatrix Shareholders and Angle Securityholders should consider carefully the risk factors described under "*Risk Factors*" in the Bellatrix AIF and the Angle AIF which are incorporated into and form part of the Information Circular. In addition, Bellatrix Shareholders and Angle Securityholders should carefully review and consider all other information contained in the Information Circular together with all other information included or incorporated by reference in the Information Circular, before making an investment decision or a decision to vote for or against the Bellatrix Share Issuance Resolution, Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as applicable, and consult their own experts where necessary. Readers should also carefully consider the matters and cautionary statements discussed under the heading "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*" in the Information Circular.

APPENDIX K

INFORMATION CONCERNING BELLATRIX EXPLORATION LTD.

TABLE OF CONTENTS

NOTICE TO READER..K-2
FORWARD-LOOKING STATEMENTS K-2
NON-GAAP MEASURES K-2
DOCUMENTS INCORPORATED BY REFERENCE..K-2
BELLATRIX EXPLORATION LTD...K-4
RECENT DEVELOPMENTS K-4
DESCRIPTION OF SHARE CAPITAL...K-5
CONSOLIDATED CAPITALIZATION OF BELLATRIX K-5
PRIOR SALES..K-5
PRICE RANGE AND TRADING VOLUME OF SECURITIES K-6
INDEBTEDNESS OF DIRECTORS AND OFFICERS K-7
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS K-7
AUDITORS, TRANSFER AGENT AND REGISTRAR...K-7
ADDITIONAL INFORMATION...K-7
RISK FACTORS K-8

NOTICE TO READER

Unless the context indicates otherwise, capitalized terms which are used in this Appendix "K" and not otherwise defined in this Appendix "K" have the meanings given to such terms under the heading "*Glossary of Terms*" in the Information Circular.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Appendix K, and in certain documents incorporated by reference into this Appendix K, constitute forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to future events or Bellatrix's future performance. See "*Forward-Looking Statements*" in the Information Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*" in the Information Circular, and under the heading "*Risk Factors*" in this Appendix K and the Bellatrix AIF.

NON-GAAP MEASURES

In this Appendix K and certain documents incorporated by reference herein, there are references to the terms funds flow from operations, total net debt, net debt and operating netback, which are not recognized measures under GAAP. Funds flow from operations should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of Bellatrix's performance. References to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management of Bellatrix uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates Bellatrix's ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations per share is calculated using the weighted average number of shares for the period. Total net debt is calculated as long-term debt plus the liability component of the Bellatrix Debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Management of Bellatrix believes these measures are useful supplementary measures of the total amount of current and long-term debt. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management of Bellatrix believes operating netback is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that operating netback should not be construed as an alternative to net income determined in accordance with GAAP as a measure of performance. Bellatrix's method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies. In addition, certain documents incorporated by reference herein may contain additional terms which are not recognized measures under GAAP. Readers should see the advisories relating to non-GAAP measures in such documents incorporated by reference herein.

For more information, including the reconciliation between cash flow from operating activities and funds flow from operations, see the Bellatrix Annual MD&A and the Bellatrix Interim MD&A, each of which is incorporated herein by reference.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular, including this Appendix "K" from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice President, Finance and Chief Financial Officer of Bellatrix at Suite 1920, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6, telephone (403) 750-2655. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com.

The following documents of Bellatrix filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of the Information Circular:

    (a)   the Bellatrix AIF;

    (b)   the Bellatrix Annual Financial Statements;

    (c)   the Bellatrix Interim Financial Report

    (d)   the Bellatrix Annual MD&A;

    (e)   the Bellatrix Interim MD&A;

    (f)   the Bellatrix 2012 Annual Information Circular;

    (g)   the Bellatrix 2013 Annual Information Circular;

    (h)   the Bellatrix January 2013 MCR;

    (i)   the Bellatrix June 2013 MCR;

    (j)   the Bellatrix July 2013 MCR;

    (k)   the Bellatrix August 2013 MCR;

    (l)   the Bellatrix September 4, 2013 MCR;

    (m)   the Bellatrix September 13, 2013 MCR; and

    (n)   the Bellatrix October 2013 MCR.

Any documents of the type required by National Instrument 44-101 - *Short Form Prospectus Distributions* to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Bellatrix with the securities commissions or similar authorities in Canada subsequent to the date of the Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular including Appendices I, J, and K .

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

BELLATRIX EXPLORATION LTD.

Bellatrix is a Western Canadian based growth-oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. The business plan of Bellatrix is to create sustainable and profitable per share growth in reserves, production and cash flow in the oil and gas industry. To accomplish this, Bellatrix pursues an integrated growth strategy with active development and exploration drilling within its core areas, together with focused acquisitions. Bellatrix will continue to target areas and prospects that it believes could result in meaningful reserve and production additions.

Further details concerning Bellatrix, including information with respect to Bellatrix's assets, operations and history, are provided in the Bellatrix AIF. Readers are encouraged to thoroughly review this document as it contains important information about Bellatrix.

Bellatrix's principal and head office is located at 1920, 800 - 5th Avenue S.W., Calgary, Alberta, T2P 3T6 and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

RECENT DEVELOPMENTS

The Bellatrix Financing

On November 5, 2013, Bellatrix closed the Bellatrix Financing of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for aggregate gross proceeds of $175,000,000 through a syndicate of underwriters. Bellatrix has granted the underwriters under the Bellatrix Financing an Over-Allotment Option exercisable in whole or in part from time to time until December 5, 2013, to purchase up to an additional 3,281,250 Bellatrix Shares at a price of $8.00 per Bellatrix Share. At the date of the Information Circular, the Over-Allotment Option has not yet been exercised.

Proceeds of the Bellatrix Financing were initially used to temporarily repay a portion of the indebtedness of Bellatrix under its credit facilities and are now available to be redrawn to fund the cash portion of the purchase price for the acquisition of the Angle Shares, the acquisition of the Angle Debentures and a portion of Bellatrix's obligations under the Bellatrix Joint Venture. See "*Pro Forma Information of Bellatrix After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Bellatrix*" in the Information Circular.

The Bellatrix Joint Venture

On October 15, 2013, Bellatrix entered into a joint venture agreement (the "**Joint Venture Agreement**") with TCA Energy Ltd., a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul Korea and managed by KDB Bank, SK Energy and Samchully AMC (the "**JV Partner**"). The Joint Venture Agreement provides for the Bellatrix Joint Venture, being a $240 million joint venture pursuant to which Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014.

Under the terms of the Joint Venture Agreement, the JV Partner will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of the JV Partner's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of the Joint Venture Agreement, the JV Partner will be participating in 14 gross wells (included in the total expected 63 gross well program) drilled since January 1, 2013, resulting in estimated net proceeds of $16.7 million to be received by Bellatrix upon closing of the Bellatrix Joint Venture.

The Bellatrix Joint Venture closed on November 8, 2013.

Effect of Bellatrix Joint Venture on Reserves Data

Bellatrix has entered into the Bellatrix Joint Venture to accelerate Cardium development in West Central Alberta. Within the context of the Bellatrix Reserves Report select undeveloped reserves as evaluated at December 31, 2012 will be impacted by the Bellatrix Joint Venture. There will be no impact to proved or probable developed reserves, undeveloped reserves outside the Cardium formation, or undeveloped reserves outside the Bellatrix Joint Venture lands. The Bellatrix Reserves Report includes 26 gross Cardium future development locations which would be impacted at the closing of the Bellatrix Joint Venture. This represents 16% gross and 23% net of the total Cardium future development locations evaluated by Sproule. In accordance with the terms of the Joint Venture Agreement, the JV Partner would be responsible for 50% of the future development costs associated with these wells and, as a result, Bellatrix's obligations for future development costs associated with the wells drilled under the Bellatrix Joint Venture would be reduced from 100% to 50%. In addition, the Bellatrix Joint Venture will result in Bellatrix's working interest in these locations being reduced to 65% of its pre-Bellatrix Joint Venture interest before program payout. At program payout, Bellatrix working interest would revert from 65% to 75% of its pre-Bellatrix Joint Venture working interest. The Bellatrix Joint Venture contemplates additional Cardium development which is not included in the Bellatrix Reserves Report. Any impact of the Bellatrix Joint Venture on Bellatrix's Cardium undeveloped reserves and the associated future net revenue will be evaluated when and if the Bellatrix Joint Venture closes.

The Arrangement

On October 15, 2013, Bellatrix entered into the Arrangement Agreement with Angle, pursuant to which Bellatrix proposes to acquire all of the issued and outstanding Angle Shares and Angle Debentures by way of a plan of arrangement under the ABCA. For a full description of the Arrangement and the Arrangement Agreement, see "*The Arrangement*" and "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement*" in the Information Circular. Also see Appendix I "*Pro Forma Consolidated Financial Statements of Bellatrix Exploration Ltd.*" and Appendix J "*Information Concerning Angle Energy Inc.*".


DESCRIPTION OF SHARE CAPITAL


Bellatrix is authorized to issue an unlimited number of Bellatrix Shares. Holders of Bellatrix Shares are entitled to one vote per share at meetings of Bellatrix Shareholder, to receive dividends if, as and when declared by the Bellatrix Board and to receive pro rata the remaining property and assets of Bellatrix upon its dissolution or winding-up, subject to the rights of shares having priority over the Bellatrix Shares. As of November 7, 2013, there were 140,312,841 Bellatrix Shares issued and outstanding.


CONSOLIDATED CAPITALIZATION OF BELLATRIX


For a table setting forth the consolidated capitalization of Bellatrix as at September 30, 2013 and as at September 30, 2013, both before and after giving effect to the Bellatrix Financing, the Bellatrix Joint Venture and the Arrangement, see "*Pro Forma Information of Bellatrix After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization of Bellatrix*" in the Information Circular.


PRIOR SALES


Bellatrix has not sold or issued any Bellatrix Shares or securities convertible into Bellatrix Shares during the 12 month period prior to the date of the Information Circular other than the following:

Date	Type of Security	Number of Securities	Price per Security ($)
November 2012 [(1)]	Bellatrix Shares	4,667	0.83 – 2.47
November 15, 2012 [(2)]	Options	120,000	5.50
November 22, 2012 [(2)]	Options	72,000	4.06
December 2012 [(1)]	Bellatrix Shares	165,000	2.47
December 3, 2012 [(2)]	Options	48,000	4.07
February 2013 [(1)]	Bellatrix Shares	12,222	0.65 – 3.88
March 2013 [(1)]	Bellatrix Shares	38,333	3.88 – 5.33

Date	Type of Security	Number of Securities	Price per Security ($)
July 2013 [1]	Bellatrix Shares	10,332	3.88 – 5.42
August 2013 [1]	Bellatrix Shares	612,999	0.65 – 5.45
August 19, 2013 [2]	Options	517,000	6.93
September 2013 [1]	Bellatrix Shares	85,333	1.79 – 4.91
September 2013 [3]	Bellatrix Shares	896,605	5.60
September 19, 2013 [2]	Options	260,000	7.62
September 23, 2013 [2]	Options	1,000	7.74
October 2013 [1]	Bellatrix Shares	10,000	0.65 – 1.25
October 2013 [3]	Bellatrix Shares	8,817,859	5.60
October 2013 [4]	Bellatrix Shares	80,388	7.62
November 5, 2013 [5]	Bellatrix Shares	21,875,000	8.00
November 7, 2013 [1]	Bellatrix Shares	5,000	2.00

Notes:

(1)   Bellatrix Shares issued upon the exercise of options granted under the Bellatrix Option Plan. The figures in the table aggregate Bellatrix Shares issued on exercise of options during the month indicated.

(2)   Options to purchase Bellatrix Shares granted pursuant to the Bellatrix Option Plan. The value listed as the "price per security" represents the exercise price of the options granted.

(3)   Bellatrix Shares issued on the conversion of Bellatrix Debentures.

(4)   Bellatrix Shares issued on the redemption of Bellatrix Debentures.

(5)   Bellatrix Shares issued pursuant to the Bellatrix Financing. An additional 3,281,250 Bellatrix Shares may be issued at a price of $8.00 per Bellatrix Share on exercise of the Over-Allotment Option granted to the underwriters under the Bellatrix Financing. The Over-Allotment Option expires 30 days following the closing of the Bellatrix Financing. See "*Recent Developments – The Bellatrix Financing*".

PRICE RANGE AND TRADING VOLUME OF SECURITIES

The Bellatrix Shares are listed and trade on the TSX and NYSE MKT under the symbol "BXE". The following tables set forth the price range and trading volume of the Bellatrix Shares on the TSX and the NYSE MKT as reported by the TSX and the NYSE MKT, respectively, for the periods indicated.

	Price Range		
Date	High ($)	Low ($)	Trading Volume
TSX			
2012			
November	4.42	3.86	5,779,070
December	4.36	3.59	4,191,768
2013			
January	5.05	4.03	9,223,482
February	5.75	5.02	6,627,721
March	6.70	5.20	10,553,442
April	6.94	5.76	15,874,713
May	6.30	5.44	9,305,727
June	6.48	4.70	15,723,687
July	7.10	6.32	10,087,922
August	7.35	6.70	10,406,442
September	8.02	6.72	19,158,835
October	8.45	7.69	48,626,405
November (1 - 7)	7.96	7.26	12,161,269

NYSE MKT (U.S.$)			
2012			
November	4.49	3.85	640,794
December	4.41	3.69	997,004
2013			
January	5.10	4.10	1,121,699
February	5.61	5.00	862,837
March	6.60	5.04	2,046,885
April	6.85	5.63	1,442,211
May	6.25	5.22	1,334,996
June	6.15	4.55	1,545,435
July	6.85	6.00	1,586,525
August	7.50	6.39	1,990,663
September	7.77	6.39	2,167,337
October	8.40	7.46	3,725,862
November (1 - 7)	7.63	6.95	1,657,344

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of Bellatrix's directors, executive officers, employees or any of Bellatrix's former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of Bellatrix, indebted to Bellatrix in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Bellatrix.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in the Information Circular, there were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) or any known associate or affiliate of such persons, in any transaction since January 1, 2012, or in any proposed transaction, which has materially affected or would materially affect Bellatrix.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Bellatrix are KPMG LLP, Chartered Accountants, Suite 2700, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Bellatrix Shares and Debentures. The co-transfer agent and registrar for the Bellatrix Shares in the United States is Computershare Investor Services United States at its principal office in Golden, Colorado.

ADDITIONAL INFORMATION

Additional information relating to Bellatrix is available on SEDAR at www.sedar.com. Financial information in respect of Bellatrix and its affairs is provided in the Bellatrix Annual Financials and Bellatrix Annual MD&A. Additional Information, including directors' and officers' remuneration and the securities authorized for issuance under equity compensation plans, is contained in the Bellatrix 2013 Annual Information Circular. Copies of Bellatrix's financial statements and related management's discussion and analysis are available upon request from its Executive Vice-President, Finance and Chief Financial Officer at 1920, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Edward J. Brown (phone (403) 266-8670 or ebrown@bxe.com).

RISK FACTORS

An investment in the securities of Bellatrix is speculative and subject to certain risks. Bellatrix Shareholders and Angle Securityholders should consider carefully the risk factors described under "*Risk Factors*" in the Bellatrix AIF and the Angle AIF which are incorporated into and form part of the Information Circular. In addition, Bellatrix Shareholders and Angle Securityholders should carefully review and consider all other information contained in the Information Circular together with all other information included or incorporated by reference in the Information Circular, before making an investment decision or a decision to vote for or against the Bellatrix Share Issuance Resolution, Angle Shareholder Arrangement Resolution or Angle Debentureholder Arrangement Resolution, as applicable, and consult their own experts where necessary. Readers should also carefully consider the matters and cautionary statements discussed under the heading "*Pro Forma Information of Bellatrix after Giving Effect to the Arrangement – Risk Factors*" in the Information Circular.